Exhibit 99.1

RIO TINTO

2003

Annual report and financial statements

Meeting global needs for minerals and metals

Rio Tinto

Rio Tinto is a leader in finding, mining and processing the earth’s mineral resources. The Group’s worldwide operations supply essential minerals and metals that help to meet global needs and contribute to improvements in living standards. Rio Tinto encourages strong local identities and has a devolved management philosophy, entrusting responsibility with accountability to the workplace.
     In order to deliver superior returns to shareholders over time, Rio Tinto takes a long term and responsible approach to the Group’s business. We concentrate on the development of first class orebodies into large, long life and efficient operations, capable of sustaining competitive advantage through business cycles.
     Major products include aluminium, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt and talc) and iron ore. The Group’s activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
     Wherever Rio Tinto operates, health and safety is our first priority. We seek to contribute to sustainable development. We work as closely as possible with our host countries and communities, respecting laws and customs. We minimise adverse effects and strive to improve every aspect of our performance. We employ local people at all levels and ensure fair and equitable transfer of benefits and enhancement of opportunities.

Cover photograph, stacked aluminium billets at Boyne Island smelter, Australia.

2003 Annual report and financial statements

FORM 20-F	ANNUAL REPORT AND FINANCIAL STATEMENTS
The information referenced in this Annual report and financial statements will be incorporated into Rio Tinto’s Annual report on Form 20-F that will be filed with the US Securities and Exchange Commission (SEC). This filing will exclude certain pages that are not SEC compliant and will include some additional replacement pages and additional data and so the index to Form 20-F is for general reference only.	Rio Tinto’s Annual report and financial statements encompass Australian, UK and relevant US statutory requirements. The majority of shareholders have chosen to receive a shorter Annual review but those who wish to receive the full Annual report and financial statements for all future years may do so by writing to the Companies’ registrars.
The attention of readers is drawn to the Risk factors and Cautionary statement about forward looking statements on page 7.	Both the above documents are also available in electronic form. For futher details please visit the Rio Tinto website www.riotinto.com

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Chairman’s letter

Adjusted earnings US$m	Net earnings US$m

Net earnings in 2001 2002 and 2003 were after exceptional items.

Cash flow from operations US$m	Dividends per share US UK Australian cents pence cents

Dividends from associates and joint ventures Operating cash flow

Dear shareholder
Having joined the board as a non executive director in 2001, I was delighted to be asked to succeed Sir Robert Wilson as chairman in November 2003. I look forward to working with Leigh Clifford and his executive team and I share fully the Group’s long standing commitment to creating shareholder value, delivering operational excellence and embracing sustainable development.
     My focus will be on corporate governance, strategy and relations with our key stakeholders. I intend to contribute where possible to the Group’s continuing efforts to integrate sustainable development into our business. Rio Tinto now represents my principal activity and I will commit whatever time is required to fulfil my role.
     The year 2003 proved to be challenging for Rio Tinto. As the world economy continued its slow recovery, strong growth in key markets, like China, resulted in significant increases in the prices of some of our key commodities. This was particularly the case with iron ore, copper and alumina. Prices for seaborne thermal and coking coal improved towards the end of the year, but those for industrial minerals remained weak.
     Unfortunately, revenue gains from higher US dollar prices were mostly offset by the weakness of the US dollar against some of our main producing currencies. We also incurred higher costs as a result of supply and logistical constraints and a number of operational events which affected production at some of our businesses.
     Our adjusted earnings were US$1,382 million, US$148 million below 2002, while net earnings were US$1,508 million, or 109.5 US cents per share. The term adjusted earnings is defined on page 32. Cash flow from operations was US$3,486 million, only seven per cent below the previous year. Dividends equivalent to 64 US cents per share have been declared for 2003 as a whole compared with 60 US cents in 2002. This also means that the 2004 interim dividend payable in September can be expected to be 32 US cents per share.
     We continue to manage our assets proactively. Our diversified portfolio includes many world class assets across a range of commodities which continue to provide resilience in earnings as well as attractive growth opportunities. Our current development programme includes major investments in our iron ore, bauxite and alumina operations. New capacity has also recently been added in coking coal and diamonds. During 2004/2005 we plan to invest approximately US$4 billion in our core businesses.
     We aim to achieve high standards of corporate governance. Our board consists of nine non executive directors, of whom seven have been assessed by the board to be fully independent, four executive directors and myself as chairman. Collectively, the non executive directors bring an outstanding range of experience which is vital to good governance and corporate accountability in today’s world. An account of our level of compliance with both the current and the new, recently introduced, Combined Codes in the UK is given in our discussion of corporate governance starting on page 70. We also comply with the requirements of the Australian Stock Exchange Best Practice Corporate Governance Guidelines and those of other authorities in countries where we have obligations.
     Lord Tugendhat will be retiring from the board at this year’s annual meeting after seven years of distinguished contribution, for which we thank him. We welcomed Sir John Kerr, formerly head of the UK Diplomatic Service, to the board in October 2003 and he is standing for election to the board at the forthcoming annual general meetings.
     This letter would not be complete without special recognition of Sir Robert Wilson’s retirement after 33 years of outstanding service to the Group. Bob’s vision and strategic leadership were pivotal to a number of major portfolio transactions which have transformed Rio Tinto into the industry leading position it holds today. We thank him for all he has done for the Group, and for shareholders, and wish him well in his new activities.
     Looking forward to 2004, we expect to see stronger markets for a number of our products. Overall market conditions and increased production from recent investments look encouraging. However, exchange rate developments will be a critical determinant of earnings in 2004.
     In conclusion, I would like to acknowledge the hard work and dedication of Rio Tinto’s employees throughout the world in 2003. Their contribution and continuing commitments to our core values is a vital factor in delivering sustained high performance in a challenging world.

Paul Skinner Chairman

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Chief executive’s report

Margins (earnings before interest, tax and exceptional items to sales revenue)

Product group earnings US$m

Note: 2003, 2002 and 2001
exclude exceptional items.
Product group earnings are stated before exceptional items, net interest, exploration and evaluation costs and other central items. A reconciliation is shown on page 132.

The year 2003 was characterised by the impact of the weak US dollar eroding margins and by prices which did not strengthen until towards the end of the year. However, strong cash flow and a number of completed and current projects paved the way for strong progress to be sustained in the future. Continuing robust demand from China has presented us with opportunities for growth in a number of commodities.

Operating performance
Product group earnings were US$1,584 million, compared with US$1,776 million in 2002.
     Market conditions remained difficult for much of the year. An additional challenge was the rapid depreciation of the US dollar against most major currencies which had a significant effect on our earnings. Periods of US dollar weakness have been typically associated with stronger commodity prices. We saw metals prices responding to the weaker dollar in the second half of the year. However, our US based businesses benefited from higher copper and gold prices without incurring additional production costs.
     Demand for iron ore, alumina, coking coal and diamonds has been strong. Towards the end of the year there was improved demand and prices for thermal coal from Australia.
     The unprecedented demand for iron ore is stretching our infrastructure. Capacity and infrastructure expansions at Hamersley Iron and Robe River are under way involving expenditure of more than US$1 billion.

Strategy
Rio Tinto has had a very consistent strategy resulting in long term shareholder returns superior to those delivered by most of our peers. Fundamentally, we remain convinced that our competitive advantage is in mining, and that returns are best in the upstream part of the industry.
     Furthermore, we believe that the best returns are delivered by large, long life, low cost orebodies that often have the potential for further development in the future. In order to maximise the value of these high quality assets we focus on operational excellence. Our growth comes from creating options and recognising opportunities. We do not set growth targets but look at the quality of each investment opportunity on its merits.
     The strength of our balance sheet coupled with the resilience of our cash flows enables us to invest in projects throughout the economic cycle. Across our portfolio we have a range of value creating opportunities and numerous options for future growth.

New projects
Because our strength lies in long life assets, we have the capability in the current environment to increase production in line with demand. We have recently invested heavily in copper, alumina, iron ore and diamonds. We are especially pleased with the Diavik diamond project in Canada, which reinforces our position in the diamond industry. We opened the Hail Creek coking coal mine in Australia just as demand was firming and Comalco’s alumina refinery in Australia, which will make us a major player in the alumina market, is on track to ship its first product in early 2005.
     Opportunities to invest have been enhanced considerably by China’s ongoing demand for raw materials. While there will undoubtedly be hiccups along China’s growth path, fundamentally we believe the underlying trend for industrialisation in China presents a significant opportunity for the mining industry. We have positioned Rio Tinto to take its fair share of a market, the size of which has no precedent in our industry.
     Hail Creek coking coal is a huge resource, giving us options for expansion as market demand allows. In iron ore, we are expanding capacity significantly. We have options for expansion of the new Comalco Alumina Refinery which will increase the demand for bauxite from Weipa.
     In 2003, we pursued opportunities for asset disposals in a patient and disciplined manner. We sold our interests in Minera Alumbrera, Peak Gold, Kaltim Prima Coal and a number of exploration projects that did not fit our investment criteria. The sale of Fortaleza in Brazil was also agreed in 2003.
     Following our Exploration group’s evaluation of the large Resolution copper deposit in the US, the project was transferred to the Copper group in 2003 for further study.

Iron ore
Iron ore shipments were at an all time high, and we celebrated our 30th anniversary of iron ore exports to China. Rio Tinto shipped more than 100 million tonnes of iron ore in 2003.
     In December, we announced an investment of US$920 million to increase output at Hamersley Iron. This involves increasing Dampier port capacity to 116 million tonnes per annum by late 2005, from the current 74 million tonnes per annum capacity, and expanding the Yandicoogina mine to produce 36 million tonnes per annum by early 2005 from the 24 million tonnes per annum capacity it will achieve in 2004. The Robe River joint venture approved a US$105 million expansion of the new West Angelas mine from 20 million tonnes per annum to 25 million tonnes.
     Rio Tinto’s managed iron ore infrastructure capacity in Australia is currently about 130 million tonnes per annum. These investments will take this to about 170 million tonnes by 2006.

Energy
Our energy businesses were challenged by weak markets for most of 2003. Continuing pit stability issues affected production in the US. In Australia, the formation of Rio Tinto Coal Australia unified management of our coal interests in New South Wales and Queensland.
     We increased our production of hard

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Chief executive’s report continued

Net debt: total capital
%

coking coal with the commencement of the Hail Creek mine, and the opening of the Ti Tree area at the Kestrel mine. Chinese steel mills have shown considerable interest in the Hail Creek product, indicating potential for a faster ramp up of production than was initially planned.

Industrial minerals
Demand for industrial minerals is related to the performance of mature economies, which have been weak. Market conditions in 2003 were consequently very difficult. To varying degrees, all products – borates, talc, titanium dioxide, salt – have had to contend with soft markets in 2003.
     In the case of salt and titanium dioxide, the situation has been compounded by new supply and high customer stocks. We have curtailed production and taken action to mitigate the impact of lower production on the cost base, in anticipation of markets continuing to be oversupplied. In the case of our boric acid and upgraded slag expansions, we are allocating resources in areas where we see good opportunities for growth. Our industrial minerals assets are of high quality and capital demands have been low in recent years so cash generation continues to be solid.

Aluminium
In aluminium, our main focus is the development of our alumina business. The options we have to expand mean that we could be a six million tonnes per annum alumina producer within a decade.
     Our two major projects in Queensland are working towards this goal. Two years into construction, our new alumina refinery at Gladstone will come on stream at a rate of 1.4 million tonnes per annum late in 2004. Designed to have an ultimate annual capacity of over four million tonnes, we are already looking at a phase two expansion. At Weipa, the source of the high quality bauxite that underpins our alumina business, we are increasing annual production to 16.5 million tonnes from the current capacity of 12 million tonnes. Three million tonnes of this capacity is required to support stage one of the new alumina refinery.

Copper
A slippage and subsequent debris flow at the Grasberg mine in Indonesia late in the year affected earnings in the fourth quarter. Despite this event and depressed prices for most of the year, our Copper group was able to maintain a robust earnings performance. We are well positioned to benefit from an upturn in the market. We have invested a total of US$850 million at Palabora, Escondida, Northparkes and Grasberg, and these projects are expected to be at full production by 2005.
     We have made significant progress at Kennecott Utah Copper in the US to improve performance. The finalisation of a labour agreement in June, work practice changes in the mine, together with the implementation of 12 hour shifts, have resulted in a significant improvement in productivity.

Diamonds
Diamonds have become a major product for Rio Tinto. About a quarter of our exploration expenditure is devoted to the search for diamonds, mainly in Canada, but also in India.
     The Diavik diamond mine was completed ahead of schedule and within budget. The process plant reached design throughput of 1.5 million tonnes of ore per annum six months ahead of schedule. We have established a strategic planning team separate from mine operations to look at options, including underground mining and construction of a second dike to open a third kimberlite pipe.
     Initial production from Diavik entered a robust diamond market and we have enjoyed good sales volumes and prices significantly higher than the feasibility study projections. At the same time, Argyle in Australia benefited from the sale of stockpiled inventory.

Safety, health, environment
and communities
We place the utmost importance on health and safety in the workplace. While our record compares very well with our own and other industries, the rate of improvement towards our goal of zero injuries levelled off in 2003. Rigorous compliance with the Rio Tinto safety standards and increased visible

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leadership from all levels of management is expected. The 2003 winners of the Chief Executive’s Safety Award were US Borax’s Boron mine in California, Rio Tinto Brasil’s Morro do Ouro gold mine and Comalco’s Tiwai Point aluminium smelter in New Zealand. The award recognises outstanding performance as a leadership example for other Group operations.
     Despite our strenuous efforts, I very much regret to have to report that there were six deaths at operations we manage in 2003; three were Group employees and three were contractors. There were 468 lost time incidents during the year, a four per cent decrease from 2002. The frequency rate was 0.81 compared with 0.85 in 2002.
     By the end of 2003, 80 per cent of our managed operations had implemented the ISO 14001 environmental management system (EMS) or equivalent. We are now requiring all operations to certify their EMS by mid 2005. To complement the safety standards we are implementing Group wide occupational health and environment standards. We are targeting fewer workplace exposures and new cases of occupational disease. We seek improved efficiency of greenhouse gas emissions, energy use and fresh water withdrawn from the environment. Specific five year targets have been integrated into business plans to ensure that fully resourced and costed action plans are in place to achieve them.
     We made further progress in integrating sustainable development practices and approaches into our activities. Most businesses have appointed cross functional teams to implement a sustainable development framework appropriate to local circumstances, and efforts are being made to formalise the incorporation of relevant criteria into key business decisions.
     All of our businesses continued to report social and environmental performance to their local communities. Increasingly, this includes community verification.

Outlook
While 2003 was challenging, the Group’s strong fundamentals ensured a satisfactory operating and financial result. We are ready to benefit from improving economic conditions.
     In 2003, the world economy ended in better shape, with growth in China being a significant factor. Together with the cyclical upswing in the US and in other developed economies, significant pressure is being exerted on mineral raw materials markets. Iron ore and coking coal are particularly short whilst copper is getting rapidly tighter. Deferral of production at Grasberg due to the slippage event will, however, affect copper production.
     The major economic uncertainty ahead lies in the currency markets, both with respect to possible impacts on our costs expressed in US dollars, and the responses which further moves in exchange rates might provoke from economic policy makers.
     Our natural hedge against the weakening US dollar provided by strengthening prices for our diverse product range protects us to some extent, as does our policy of borrowing at floating interest rates, but the relative value of the US dollar remains a key uncertainty.
     Considering the expansion plans we have announced, and the strong outlook for a number of our products on the back of growth in China, we see a promising medium to long term outlook, with our performance underpinned by some of the best mining assets in the world.
     Finally, whatever the mix of challenge and opportunity, I am delighted to be supported by a very strong management team and employees of the highest calibre. In the end, it is the quality of people that makes the difference in delivering long term value. Recognising this, we are increasing our focus on developing a cadre of future leaders. I believe that Rio Tinto is exceptionally well placed in this regard to continue to deliver value to our shareholders.

Leigh Clifford Chief executive

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Selected financial data for Rio Tinto Group for the period 1999 to 2003

Gross turnover
US$m

Earnings before interest,
taxes, depreciation
& amortisation US$m

Cash flow from
operations
US$m

Capital expenditure and
financial investment
US$m

Adjusted earnings
US$m

A reconciliation of
adjusted earnings with
net earnings is
included on page 82.

Net earnings
US$m

Net earnings in 2001,
2002 and 2003 were
after exceptional items.

Adjusted earnings
per share
US cents

Net earnings per share
US cents

Dividends per share
US cents

UK pence

Australian cents

Shareholders’ funds
 US$m

Total capital
US$m

Net debt: total capital
%

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Risk factors and cautionary statement

RISK FACTORS
The following describes some of the risks that could affect Rio Tinto. In addition, some risks may be unknown to Rio Tinto and other risks, currently believed to be immaterial, could turn out to be material. These risks, whether individual or simultaneous occurrences, could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement below.

Economic conditions
Commodity prices, and demand for the Group’s products, are influenced strongly by world economic growth, particularly that in the US and China. The Group’s normal policy is to sell its products at prevailing market prices. Commodity prices can fluctuate widely and could have a material and adverse impact on the Group’s asset values, revenues, earnings and cash flows. Further discussion can be found on page 11, Business environment and markets, and on page 34, Commodity prices.

Exchange rates
The Group’s assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar is the currency in which the majority of the Group’s sales are denominated. The Australian and US dollars are the most important currencies influencing costs. The relative value of currencies can fluctuate widely and could have a material and adverse impact on the Group’s revenues, earnings and cash flows. Further discussion can be found on page 34, Exchange rates, reporting currencies and currency exposure.

Acquisitions
The Group has grown partly through the acquisition of other businesses. There are numerous risks commonly encountered in business combinations and Rio Tinto cannot ensure that management will be able effectively to integrate businesses acquired, or generate the cost savings and synergies anticipated. Failure to do so could have a material and adverse impact on the Group’s costs, earnings and cash flows.

Exploration and new projects
The Group seeks to identify new mining properties through an active exploration programme. However, there is no guarantee that such expenditure will be recouped or that the existing mineral reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects.
     The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. However, there are increasing regulatory, environmental and social approvals required that can potentially result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely impact upon a project’s economics, the Group’s asset values, costs, earnings and cash flows.

Reserve estimation
There are numerous uncertainties inherent in estimating ore reserves. Reserves that are valid at the time of estimation may change significantly when new information becomes available. Fluctuations in the price of commodities, exchange rates, increased production costs or reduced recovery rates may render lower grade reserves uneconomic and may, ultimately, result in a restatement. A significant restatement could have a material and adverse impact on the Group’s asset values, costs, cash flows and earnings.

Political and community
The Group has operations in some countries where varying degrees of political instability exist. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing contracts, mining leases and permits or other agreements, changes in laws, taxation policies or currency restrictions. Any of these can have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this occur, it might have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect the Group’s ability to enter into new operations.

Technology
The Group has invested in and conducts information system and operational initiatives. Several technical aspects of these initiatives are still unproven and the eventual operational outcome or commercial viability cannot be assessed with certainty. Accordingly, the costs and benefits from participating and investing in new technologies and the consequent effects on the Group’s future earnings and financial results may vary widely from present expectations.

Land and resource tenure
The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title) are sometimes unclear and disputes may arise over resource development. Such disputes could disrupt some mining projects and/or impede the Group’s ability to develop new mining properties.

Health, safety and environment
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations and community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased capital, operating, compliance and remediation costs all of which can have a material and adverse impact on earnings and cash flows.

Mining operations
Mining operations are vulnerable to a number of circumstances beyond the Group’s control, including transport disruption, weather and other natural disasters such as cyclones and flooding, unexpected maintenance problems, collapse or damage to pit walls, unexpected geological variations and industrial actions. These can affect costs at particular mines for varying periods. Mining, smelting and refining processes also rely on key inputs, for example fuel and electricity. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on the Group’s costs, earnings and cash flows.

Rehabilitation
Costs associated with rehabilitating land disturbed during the mining process and addressing environmental, health and community issues are estimated and provided for based on the most current information available. However, there is a risk that estimates may be insufficient and/or further issues may be identified. Any underestimated or unidentified rehabilitation costs will reduce earnings and could materially and adversely affect the Group’s financial results and cash flows.

Non managed operations
Rio Tinto cannot guarantee that local management of mining and processing assets where it does not have managerial control will comply with the Group’s standards or objectives, nor that they continually maintain effective policies, procedures and controls, including disclosure and reporting controls, over their assets.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward looking statements. Examples of forward looking statements in this Annual report include those regarding estimated reserves, anticipated production or construction commencement dates, costs, outputs and productive lives of

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Risk factors and cautionary statement continued

assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
     In light of these risks, uncertainties and assumptions, actual results could be materially different from any future results expressed or implied by these forward looking statements. The Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

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About Rio Tinto

INTRODUCTION
Rio Tinto Limited and Rio Tinto plc operate as one business organisation, referred to, in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only since both Companies and the individual companies in which they directly or indirectly own investments are separate and distinct legal entities.
     “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, or “SA” has generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited.
     Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the Rio Tinto Group’s consolidated financial statements which are in US$. In general, financial data in pounds sterling (£) and Australian dollars (A$) has been translated from the consolidated financial statements at the rates shown on page 153 and has been provided solely for convenience; exceptions arise where data, such as directors’ remuneration, can be extracted directly from source records. Certain key information has been provided in all three currencies on page 136.
     Rio Tinto Group turnover, profit before tax and net earnings, and operating assets for 2002 and 2003 attributable to the Group’s products and geographical areas, are shown in notes 26 and 27 to the Financial statements on pages 106 to 110. In the Operational review, operating assets and turnover are consistent with the financial information by business unit on pages 132 and 133.
     The tables on pages 13 to 16 show production for 2001, 2002 and 2003 and include estimates of proved and probable reserves and mineral resources. The weights and measures used are mainly metric units; conversions into other units are shown on page 153. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are on pages 150 to 152.

AN OVERVIEW OF RIO TINTO
Rio Tinto is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (DLC) structure as a single economic entity.
     Nevertheless, both Companies remain legal entities with separate share listings and registers. Rio Tinto plc is incorporated in England and Wales and Rio Tinto Limited is incorporated in Australia.
     Rio Tinto’s international headquarters is in London whilst the Australian representative office in Melbourne provides support for operations, undertakes external and investor relations and fulfils statutory obligations there. For legal purposes, Rio Tinto’s US agent is Shannon Crompton, Secretary of Rio Tinto’s US holding companies, 8309 West 3595 South, Magna, Utah 84044. Investor relations in the US are provided by Makinson Cowell US Limited, One Penn Plaza, 250 W 34th St,

Suite 1935, New York, NY 10119.
     Rio Tinto’s address and telephone details are shown on the inside back cover of this report.

Objective, strategy and management structure
Rio Tinto’s fundamental objective is to maximise the overall long term return to its shareholders by operating responsibly and sustainably in areas of proven expertise where the Group has competitive advantage. Its strategy is to maximise the net present value per share by investing in large, long life, cost competitive mines. Investments are driven by the quality of opportunity, not choice of commodity.
     Rio Tinto’s substantial mining interests are diverse both in geography and product. The Group consists of wholly and partly owned subsidiaries, joint ventures, associated companies and joint arrangements, the principal ones being listed in notes 31 to 34 of the Financial statements on pages 118 to 120.
     Rio Tinto’s management structure is designed to facilitate a clear focus on business performance and the Group’s objective. The management structure, which is reflected in this report, is based on principal product and global support groups:

•	Iron Ore
•	Energy
•	Aluminium
•	Copper
•	Diamonds
•	Exploration, and
•	Technology.
The chief executive of each group reports to the chief executive of Rio Tinto.

2003 FINANCIAL SUMMARY
On 31 December 2003, Rio Tinto plc had a market capitalisation of £16.5 billion (US$29.3 billion) and Rio Tinto Limited had a market capitalisation of A$18.6 billion (US$13.9 billion). The combined Group’s market capitalisation in publicly held shares at the end of 2003 was US$38.0 billion.
     At 31 December 2003, Rio Tinto had consolidated operating assets of US$15.8 billion; 56 per cent were located in Australia and New Zealand and 31 per cent in North America. Group turnover, or sales revenue, in 2003 was US$11.8 billion (or US$9.2 billion excluding Rio Tinto’s share of joint ventures’ and associates’ turnover). Net earnings in 2003 were US$1,508 million.

History
Rio Tinto plc was formed in 1962 by the merger of two English companies, The Rio Tinto Company and The Consolidated Zinc Corporation. At the same time, the Australian interests of these two companies were also merged to form Rio Tinto Limited.
     The Rio Tinto Company was formed in 1873 to mine ancient copper workings at Rio Tinto in southern Spain. The

Consolidated Zinc Corporation was incorporated in 1905, initially to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
     Between 1962 and 1995, Rio Tinto plc and Rio Tinto Limited discovered important mineral deposits, developed major mining projects and also grew through acquisition. Their DLC merger in 1995 was structured to ensure that, as far as possible, the shareholders of both Companies are in substantially the same economic position as if they held shares in a single enterprise which owns all the Companies’ assets. A more detailed description of the DLC can be found on page 77.
     Following the DLC merger, Rio Tinto has continued to invest in developments and acquisitions in keeping with its strategy.

RECENT DEVELOPMENTS
Share buybacks and issues 2003
In April 2003, Rio Tinto plc shareholders renewed approvals for the buyback of up to ten per cent of its own shares. Rio Tinto Limited is authorised by shareholder approvals obtained in 1999 to buy back up to 100 per cent of Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus, on market, and up to ten per cent of the publicly held capital in any 12 month period.
     Rio Tinto plc and Rio Tinto Limited will seek renewal of their existing shareholder approvals at their respective annual general meetings in 2004. The number of shares, if any, which may be bought back under these authorities will continue to be determined by the directors, based on what they consider to be in the best interests of the continuing shareholders.
     In the year to 31 December 2003, neither Rio Tinto plc nor Rio Tinto Limited purchased any publicly held shares for cancellation in either Company. However, a further 1,192,702 Rio Tinto plc and 240,466 Rio Tinto Limited shares were issued in respect of the Companies’ employee share plans. During the year, options for a further 2,696,000 Rio Tinto plc and 1,627,000 Rio Tinto Limited shares were granted under Rio Tinto’s share plans.

Share buybacks and issues 2001-2002
In 2001, 398,000 Rio Tinto plc and 10,000 Rio Tinto Limited shares were issued in connection with the completion of the acquisition of Ashton Mining.
     An additional 681,000 Rio Tinto plc and 79,000 Rio Tinto Limited shares were issued in respect of the Companies’ employee share plans which were extended to subsidiary companies worldwide. In aggregate, approximately 24 per cent of eligible employees took out a savings contract for a fixed monthly amount over periods of up to five years and were granted options over 1.0 million Rio Tinto plc shares and 1.4 million Rio Tinto Limited shares.
     Rio Tinto plc converted its share warrants

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About Rio Tinto continued

to bearer to registered ordinary shares in June 2001.
     In 2002, a further 887,000 Rio Tinto plc and 360,000 Rio Tinto Limited shares were issued in respect of the Companies’ employee share plans and options were granted over 2.6 million Rio Tinto plc shares and 2.2 million Rio Tinto Limited shares.
     During 2001-2002, neither Rio Tinto plc nor Rio Tinto Limited purchased any publicly held shares for cancellation in either Company.

Operations divested 2003
The sale of Rio Tinto’s 25 per cent interest in Minera Alumbrera Limited in Argentina, together with its wholly owned Peak Gold mine in New South Wales, Australia, was completed in March 2003. Cash consideration was US$210 million.
      On 21 July 2003 Rio Tinto and BP announced that they had agreed to sell their interests in Kaltim Prima Coal for a cash price of US$500 million, including assumed debt, to PT Bumi Resources, a public company listed on the Jakarta and Surabaya Stock Exchanges. The sale was completed on 10 October and each company received 50 per cent of the net proceeds.
      Rio Tinto announced in late December the sale of its 100 per cent interest in the nickel mining and smelting company Mineração Serra da Fortaleza in Brazil. The final consideration, which is dependent on the forward nickel price, is expected to be at least US$90 million. The transaction was completed during January 2004.

Operations acquired and divested 2001– 2002
In January 2001, Coal & Allied Industries acquired the Peabody Group’s Australian coal businesses for US$455 million and the assumption of US$100 million in debt. Rio Tinto acquired an additional 1.83 per cent interest in Coal & Allied on market for US$15 million in March 2001.
     In April 2001, Rio Tinto’s 50 per cent share of the Norzink smelter was sold for an after tax gain of US$54 million.
     Rio Tinto sold North Forest Products for US$171 million in May. Following a review, Rio Tinto also sold its 34.8 per cent interest in Aurora Gold as well as other minority interests acquired with Ashton Mining whilst increasing its interest in Ashton Mining of Canada to 63.8 per cent.
     Rio Tinto’s offer resulted in it purchasing, for US$56 million, units representing 20.3 per cent of the Labrador Iron Ore Royalty Income Fund (LIORF).
     In July, Rio Tinto purchased additional shares in Palabora Mining, increasing its interest by some 0.7 per cent to 49.2 per cent.
     Dampier Salt acquired Cargill Australia’s Port Hedland operation for US$95 million and contingent performance payments not exceeding US$15 million in aggregate.
     With effect from September 2001, Comalco acquired an additional 8.3 per cent in Queensland Alumina for US$189 million,

taking its overall interest to 38.6 per cent. Rio Tinto acquired the Three Springs talc mine in Western Australia for US$28 million in the same month.
     In January 2002, Kennecott Energy (KEC) purchased the North Jacobs Ranch coal reserves for US$380 million, payable in installments over a five year period. The reserves are adjacent to KEC’s existing Jacobs Ranch operation and provide a basis for low cost expansion in line with market demand.
     Following the purchase of outstanding units in the Western Australian Diamond Trust, Rio Tinto’s interest in Argyle Diamonds increased from 99.8 per cent to 100 per cent.
     In August, Comalco completed the acquisition of an additional 9.5 per cent interest in reduction lines 1 and 2 of the Boyne Island Smelter for US$78.5 million. This increased Comalco’s share in lines 1 and 2 of the smelter to 59.5 per cent from 50 per cent. The interest in line 3 remained unchanged at 59.25 per cent.
     During the first half of 2002, Coal & Allied completed the sale of its interest in the Moura Joint Venture for US$166 million and in Narama and Ravensworth for US$64 million. These were classified as assets held for resale and consequently their disposal had no effect on net earnings. In September, Rio Tinto acquired for cash in the market a further three per cent in Coal & Allied to bring its shareholding to 75.7 per cent.
     As a result of a refinancing in December 2002, in which LIORF chose not to participate, Rio Tinto’s interest in Iron Ore Company of Canada increased from 56.1 to 58.7 per cent.

Development projects 2003
Rio Tinto invested US$1.6 billion in 2003 on capital projects around the world.
     The Diavik diamond project in the Northwest Territories, Canada, was completed well ahead of schedule and within budget. Initial production commenced from the contact zone above the orebody with the main orebody accessed during the second half of 2003.
     Construction of the US$100 million second block cave at the underground Northparkes copper gold mine in New South Wales, Australia was delayed by ground control problems. Production from the first underground block cave ceased in early 2003 to be replaced by the Lift 2 block cave which is expected to commence production in 2004.
     Production ramp up at Palabora’s US$460 million underground copper mine in South Africa was constrained by an inability to clear drawpoints blocked by poorly fragmented, large rocks. Further work resulted in design capacity of 30,000 tonnes per day being reached intermittently by the end of 2003.
     Development of the Escondida Norte satellite deposit at the 30 per cent owned Escondida copper mine in Chile was started in June 2003 to provide mill feed to keep Escondida’s capacity above 1.2 million tonnes of copper per year to the end of 2008. First production is expected by the end of 2005. Commissioning of the new US$1,045 million, 110,000 tonnes of ore per day Laguna Seca concentrator was completed in the second quarter of 2003.
      Expansion of the Weipa bauxite mine in Queensland, Australia, is underway to increase production capacity to 16.5 million tonnes per year in support of the requirements of the new Comalco Alumina Refinery. A key component of the US$150 million expenditure is a 9.5 million tonne beneficiation plant to allow mining of lower grade ores. The project is expected to be completed in 2004.
     Construction of Comalco’s
US$750 million alumina refinery at Gladstone, Queensland, proceeds on schedule with US$576 million spent to date. Initial shipments from the 1.4 million tonne per year plant are expected in early 2005. Options exist to expand capacity to more than four million tonnes per year.
     Pacific Coal completed development of the US$255 million Hail Creek coking coal project in Queensland, Australia with a capacity of 5.5 million tonnes annually.
     Construction began in January 2003 on an expanded US$200 million HIsmelt® plant at Kwinana in Western Australia. The plant is expected to be commissioned in late 2004 and reach full production of 800,000 tonnes of iron per year in the first half of 2006.
      Development of the 54 per cent owned Eastern Range iron ore mine with a capacity of ten million tonnes per year continued. First shipments are expected in the first half of 2004.
      In the first quarter of 2003, Freeport Indonesia completed an expansion to 35,000 tonnes of ore per day of its Deep Ore Zone (DOZ) project at a cost of US$34 million.
      Kennecott Land’s Project Daybreak in Utah, US, a mixed use land development on a 1,800 hectare site, was commenced in 2003 with land sales planned to start in 2004 and ramp up over a period of five to six years.
     A major US$920 million expansion of Hamersley Iron’s Dampier port and Yandicoogina mine in Western Australia was announced during December 2003. Further detail on these investments and projects is provided in the Operational review on pages 37 to 56.
     Development projects have been funded using the US commercial paper market, the 2003 bond issue, the European medium term note facility and internally generated funds.

Development projects 2001– 2002
In the US, Kennecott Utah Copper closed its North Concentrator in December 2001.
      Work on the Robe River Joint Venture’s US$450 million West Angelas iron ore mine and port facilities in Western Australia was completed in mid 2002 and the first shipments were made. The mine is expected

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to be operating at an annualised rate of 20 million tonnes by the end of the first quarter of 2004, two years earlier than originally scheduled. The Robe River partners agreed to share rail infrastructure with Hamersley Iron.
     Freeport Indonesia’s Deep Ore Zone (DOZ) underground block cave project was declared fully operational from 1 October, 2002. This achieved design capacity of 25,000 tonnes of ore per day in 2002, a year earlier than originally projected.
      Pacific Coal began development of the Hail Creek coking coal project in Queensland, Australia.

BUSINESS ENVIRONMENT
AND MARKETS
Overview
The world economy continued its uncertain recovery in 2003, global output rising 3.3 per cent, slightly more than the three per cent of 2002. The volume of world trade grew at around three per cent, similar to the rate achieved in 2002, but well below the six per cent average of the previous 20 years.
     The year began slowly with uncertainties over the strength of the US economy and mounting concerns over the possible impact of a war with Iraq causing growth in OECD countries to stall. Successive US interest rates cuts, coupled with tax cuts and the conclusion of the war in April, helped to reverse the trend, producing a very much stronger second half of the year.
     Low interest rates in particular helped boost the housing market and support US consumer spending. The renewed strength of US demand, however, aggravated the country’s already sizeable current account imbalance and pushed down the US dollar, particularly against the euro and against the currencies of commodity producing countries such as Australia, Canada and South Africa.
     The economies of Europe and Japan followed a similar pattern to that of the US, only in a weaker form and with a lag. Growth in the euro zone was restrained by the maintenance of a relatively tight economic policy environment and by the impact on export growth of the strong euro. Germany, the largest economy in Europe, recorded three negative quarters of growth up to the middle of 2003 and, for the year as a whole, failed to grow at all. Like Europe, Japan also suffered from weak domestic demand although in contrast to Europe its exports enjoyed the benefits of strong import demand from China. Japan’s GDP for the year as a whole rose a surprisingly robust 2.3 per cent.
     Much the most dynamic market during the year was China. Despite suffering the disruptive effects of an outbreak of Severe Acute Respiratory Syndrome (SARS) through the second quarter, China bounced back to record another remarkable year of economic growth. Lifted by high levels of investment and rapidly growing exports, GDP grew nine per cent while industrial production was up 17 per cent. The emphasis of China’s growth on materials intensive sectors of industry and construction resulted in the demand for a number of metals, including steel, copper and aluminium, rising by over 20 per cent during the year.
     With China providing a consistent underpinning of global demand for mineral commodities, the gradual recovery in demand in the OECD countries during the second half of the year produced a quickening of the pace in commodity markets, leading them to end the year on a generally high note.
     The market for seaborne iron ore enjoyed another strong year, its fourth successive year of growth, assisted by a 33 per cent increase in China’s ore imports. After producers achieved a price increase of around nine per cent during the annual contract negotiations in May, the market continued to tighten. The high level of deliveries also created acute pressures in the market for bulk shipping resulting in record freight rates.
     The seaborne market for steam coal started the year more slowly and contract prices in the Asian market were reduced for the second year in succession. As the year progressed, however, market conditions began to improve and by the fourth quarter, with the strength of domestic demand restricting China’s capacity to export, spot prices surged ahead of contract levels.
     With demand concentrated more heavily on the more mature economies, the market for industrial minerals such as borates and titanium dioxide did not experience the full benefit of China’s robust economic performance. Although the second half of the year represented an improvement on the first, rates of demand growth generally fell short of those achieved by metals.
     Responding to the broader trends of the global economy, the markets for non ferrous metals stalled in their upward course during March and April, before climbing from May through to the end of the year. Firming demand and declining stocks helped underpin this shift in the market, but prices also appear to have been boosted by fund buying in anticipation of future economic growth and US dollar weakness.
     Global demand for copper increased around four per cent during 2003, China being by far the world’s strongest market. With mine output restrained by the low level of investment in recent years, refined metal production was unable to respond to rising demand and metal stocks fell around 300,000 tonnes. Spot prices trended upwards for most of the year, achieving an average of 80.7 US cents a pound for the year as a whole compared to 70.6 US cents in 2002.
     Demand growth for aluminium in 2003, at eight per cent, was even more buoyant than that for copper. However, strong Chinese production of aluminium meant that the market did not experience copper’s deficits. Price growth for aluminium was accordingly more subdued, an average spot price of

65 US cents per pound compared with 61 US cents per pound in 2002. The spot price for alumina, the raw material for producing aluminium, rose very sharply during the year and by the end of the year a shortage of alumina was beginning to constrain world metal output.
     Like non ferrous metals, gold felt the effects of growing speculative influences and the weakening of the US dollar. Prices rose through much of the year. The average price for the year was US$363 per ounce, compared with US$309 in 2002. Also helping to support prices, a number of gold producers who had previously hedged their gold sales bought back their positions, effectively adding to gold demand.
     A discussion of the financial results for the three years to 31 December 2003 is given in the Financial review on pages 32 to 36. Comments on the financial performance of the individual product groups for the three years to 31 December 2003 are included in the Operational review on pages 37 to 56. Details of production, reserves and resources, and information on Group mines are given on pages 13 to 24 and 26 to 31, respectively. Analyses of Rio Tinto’s revenues by product group, geographical origin and geographical destination have been set out in Financial information by business unit on page 132 and note 27 to the Financial statements on pages 108 to 110.

Marketing channels
Each business within each product group is responsible for the marketing and sale of their respective metal and mineral production. Rio Tinto therefore has numerous marketing channels, which now include electronic marketplaces, with differing characteristics and pricing mechanisms.
     In general, Rio Tinto’s businesses contract their metal and mineral production direct to end users under long term supply contracts and at prevailing market prices. Typically, these contracts specify annual volume commitments and an agreed mechanism for determining prices, for example, businesses producing non ferrous metals and minerals reference their sales prices to the London Metal Exchange (LME) or other metal exchanges such as the Commodity Exchange Inc (Comex) in New York. Fluctuations in these prices, particularly for aluminium, copper and gold, inevitably affect the Group’s financial results.
     Businesses producing iron ore would typically reference their sales prices to annually negotiated industry benchmarks. In markets where international reference market prices do not exist or are not transparent, businesses negotiate product prices on an individual customer basis.
     Rio Tinto’s marketing channels include a network of regional sales offices worldwide. Some products in certain geographical markets are sold via third party agents or to major trading companies.

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About Rio Tinto continued

Governmental regulations
Rio Tinto is subject to extensive governmental regulations that affect all aspects of its operations, and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business.
     Native title has, since 1992, been accepted as a part of Australia’s common law. The Native Title Act 1993 provides, amongst other things, a framework for the validation of title, including mining tenements, that might be affected by the existence of native title; the determination of native title claims; a “right to negotiate” process with respect to the grant of new exploration and mining tenements and certain compulsory acquisitions of land; and the negotiation and registration of indigenous land use agreements.
     US based operations are subject to local environmental legislation.
     The South African Department of Mines has published a “scorecard” by which companies will be judged on their progress with black economic empowerment and the attainment, for value, of the target for 26 per cent ownership in ten years. In addition, new royalty payments are to be introduced that will be calculated on a gross sales value basis in relation to any minerals extracted.

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Metals and minerals production

				2001		2002		2003
				Production (a)		Production (a)		Production (a)

		Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
		% share (b)		share		share		share

ALUMINA (’000 tonnes)
Eurallumina (Italy)		56.2	993	557	1,010	567	1,021	573
Queensland Alumina (Australia) (c)		38.6	3,624	1,204	3,574	1,380	3,731	1,440

Rio Tinto total				1,761		1,947		2,014

ALUMINIUM (refined) (’000 tonnes)
Anglesey (UK)		51.0	139.3	71.0	139.3	71.1	144.8	73.9
Bell Bay (Australia)		100.0	160.8	160.8	163.9	163.9	166.6	166.6
Boyne Island (Australia) (d)		59.4	508.9	277.5	520.2	294.6	520.9	311.1
Tiwai Point (New Zealand)		79.4	322.3	256.2	333.9	265.9	334.4	266.5

Rio Tinto total				765.6		795.4		818.1

BAUXITE (’000 tonnes)
Boké (Guinea)		4.0	11,987	469	12,041	482	12,060	418
Weipa (Australia)		100.0	11,326	11,326	11,241	11,241	11,898	11,898

Rio Tinto total				11,795		11,724		12,316

BORATES (’000 tonnes) (e)
Boron mine (US)		100.0	549	549	514	514	541	541
Borax Argentina (Argentina)		100.0	14	14	15	15	17	17

Rio Tinto total				564		528		559

COAL (’000 tonnes)
Coal & Allied Industries (f)
Bengalla (Australia) (g)	SC	30.3	4,894	1,418	5,385	1,587	6,203	1,879
Hunter Valley Operations (Australia)	SC	75.7	8,209	5,945	9,183	6,756	9,146	6,925
	MC	75.7	4,034	2,913	3,442	2,531	2,862	2,167
Mount Thorley Operations (Australia)	SC	60.6	2,376	1,373	2,465	1,451	1,720	1,042
	MC	60.6	2,171	1,255	1,827	1,073	1,432	868
Moura (Australia) (g)	SC	–	2,175	867	1,018	407	–	–
	MC	–	2,713	1,080	1,381	552	–	–
Narama (Australia) (g)	SC	–	2,177	789	370	135	–	–
Ravensworth East (Australia) (g)	SC	–	1,511	1,096	387	281	–	–
Warkworth (Australia) (g)	SC	42.1	5,141	2,070	6,314	2,586	5,369	2,259
	MC	42.1	550	221	568	231	500	210

Total Coal & Allied Industries				19,026		17,590		15,348

Rio Tinto Coal Australia (h)
Blair Athol (Australia)	SC	71.2	10,592	7,546	11,809	8,412	12,480	8,890
Hail Creek Coal (Australia)	MC	92.0	–	–	–	–	883	812
Kestrel Coal (Australia)	SC	80.0	1,202	962	1,685	1,348	1,449	1,159
	MC	80.0	2,068	1,654	2,406	1,925	1,873	1,499
Tarong Coal (Australia)	SC	100.0	5,276	5,276	5,685	5,685	6,538	6,538

Total Rio Tinto Coal Australia				15,437		17,370		18,898

Total Australian coal				34,464		34,960		34,246

Kaltim Prima Coal (Indonesia) (i)	SC	0.0	15,611	7,806	17,740	8,870	12,655	6,327

Kennecott Energy
Antelope (US)	SC	100.0	22,344	22,344	24,319	24,319	26,806	26,806
Colowyo (US)	SC	(j)	5,231	5,231	4,889	4,889	4,535	4,535
Cordero Rojo (US)	SC	100.0	39,452	39,452	34,724	34,724	32,671	32,671
Decker (US)	SC	50.0	8,510	4,255	9,021	4,511	7,358	3,679
Jacobs Ranch (US)	SC	100.0	26,612	26,612	28,784	28,784	32,418	32,418
Spring Creek (US)	SC	100.0	8,767	8,767	8,093	8,093	8,069	8,069

Total US coal				106,661		105,320		108,177

Rio Tinto total				148,930		149,149		148,750

Coal type: SC – steam/thermal coal, MC – metallurgical/coking coal.
See notes on page 16.

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Metals and minerals production continued

			2001		2002		2003
			Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

COPPER (mined) (’000 tonnes)
Alumbrera (Argentina) (k)	0.0	191.6	47.9	203.7	50.9	34.9	8.7
Bingham Canyon (US)	100.0	312.7	312.7	260.2	260.2	281.8	281.8
Escondida (Chile)	30.0	774.8	232.4	754.5	226.3	992.7	297.8
Grasberg – FCX (Indonesia) (l)	11.8	513.5	93.5	494.4	107.5	444.1	84.5
Grasberg – Joint Venture (Indonesia) (l)	40.0	235.9	94.4	370.0	148.0	271.7	108.7
Neves Corvo (Portugal)	49.0	82.9	40.6	77.2	37.8	77.5	38.0
Northparkes (Australia)	80.0	55.1	44.1	38.4	30.7	27.1	21.7
Palabora (South Africa) (m)	49.2	78.4	38.4	52.2	25.7	52.4	25.8

Rio Tinto total			904.1		887.1		867.0

COPPER (refined) (’000 tonnes)
Atlantic Copper (Spain) (l)	13.1	235.3	39.1	250.5	41.5	247.1	38.1
Escondida (Chile)	30.0	151.0	45.3	138.7	41.6	147.6	44.3
Kennecott Utah Copper (US)	100.0	234.3	234.3	293.7	293.7	230.6	230.6
Palabora (South Africa) (m)	49.2	86.9	42.5	81.6	40.2	73.4	36.1

Rio Tinto total			361.2		416.9		349.1

DIAMONDS (’000 carats)
Argyle (Australia) (n)	100.0	26,097	26,045	33,519	33,503	30,910	30,910
Diavik (Canada)	60.0	–	–	–	–	3,833	2,300
Merlin (Australia)	100.0	55	55	117	117	62	62

Rio Tinto total			26,100		33,620		33,272

GOLD (mined) (’000 ounces)
Alumbrera (Argentina) (k)	0.0	672	168	754	188	124	31
Barneys Canyon (US)	100.0	140	140	75	75	35	35
Bingham Canyon (US)	100.0	592	592	412	412	305	305
Cortez/ Pipeline (US)	40.0	1,188	475	1,082	433	1,085	434
Escondida (Chile)	30.0	101	30	126	38	184	55
Grasberg – FCX (Indonesia) (l)	11.8	1,397	388	1,375	355	1,456	354
Grasberg – Joint Venture (Indonesia) (l)	40.0	2,199	880	1,655	662	1,806	722
Greens Creek (US)	70.3	88	62	103	72	99	70
Kelian (Indonesia)	90.0	453	408	539	485	469	422
Lihir (Papua New Guinea) (o)	14.5	648	105	607	99	551	88
Morro do Ouro (Brazil)	51.0	187	95	225	115	201	103
Northparkes (Australia)	80.0	41	33	41	33	49	39
Peak (Australia) (k)	0.0	101	101	97	97	20	20
Rawhide (US)	51.0	101	52	82	42	64	32
Rio Tinto Zimbabwe (Zimbabwe)	56.0	67	38	38	21	25	14
Others	–	20	10	17	8	14	7

Rio Tinto total			3,577		3,135		2,731

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	389	389	488	488	308	308

IRON ORE (’000 tonnes)
Channar (Australia)	60.0	11,088	6,653	10,594	6,356	10,347	6,208
Corumbá (Brazil)	100.0	642	642	858	858	1,074	1,074
Hamersley (Australia)	100.0	58,828	58,828	57,563	57,563	63,056	63,056
Iron Ore Company of Canada (Canada) (p)	58.7	14,562	8,169	12,758	7,168	14,225	8,353
Robe River (Australia)	53.0	30,706	16,274	35,860	19,006	45,136	23,922

Rio Tinto total			90,566		90,951		102,613

See notes on page 16.

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			2001		2002		2003
			Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

LEAD (’000 tonnes)
Greens Creek (US)	70.3	20.3	14.3	22.3	15.7	22.5	15.8
Zinkgruvan (Sweden)	100.0	24.5	24.5	24.7	24.7	31.8	31.8

Rio Tinto total			38.8		40.4		47.6

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0	8.1	8.1	6.1	6.1	4.6	4.6

NICKEL (mined) (’000 tonnes)
Fortaleza (Brazil) (q)	100.0	10.2	10.2	6.3	6.3	6.0	6.0

NICKEL (refined) (’000 tonnes)
Empress (Zimbabwe)	56.0	6.6	3.7	6.4	3.6	6.2	3.5

SALT (’000 tonnes)
Dampier Salt (Australia) (r)	64.9	6,541	4,248	7,186	4,667	7,135	4,633

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0	4,475	4,475	3,663	3,663	3,548	3,548
Escondida (Chile)	30.0	3,198	959	2,981	894	4,728	1,418
Grasberg – FCX (Indonesia) (l)	11.8	3,943	700	3,795	804	3,659	745
Grasberg – Joint Venture (Indonesia) (l)	40.0	1,602	641	2,607	1,043	2,815	1,126
Greens Creek (US)	70.3	10,964	7,703	10,912	7,668	11,707	8,226
Zinkgruvan (Sweden)	100.0	1,496	1,496	1,554	1,554	1,841	1,841
Others	–	3,378	1,729	3,231	1,582	2,511	1,407

Rio Tinto total			17,703		17,207		18,311

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	2,882	2,882	4,037	4,037	2,963	2,963

TALC (’000 tonnes)
Luzenac Group (Australia/Europe/N. America) (s)	99.9	1,268	1,267	1,328	1,327	1,358	1,357

TIN (tonnes)
Neves Corvo (Portugal)	49.0	1,201	588	345	169	203	100

TITANIUM DIOXIDE FEEDSTOCK (’000 tonnes)
Rio Tinto Iron & Titanium (Canada/South Africa) (t)	100.0	1,427	1,427	1,274	1,274	1,192	1,192

URANIUM (tonnes U3O8)
Energy Resources of Australia (Australia)	68.4	4,211	2,880	4,486	3,068	5,134	3,512
Palabora (South Africa) (m) (u)	49.2	31	15	–	–	–	–
Rössing (Namibia)	68.6	2,640	1,811	2,751	1,887	2,401	1,647

Rio Tinto total			4,705		4,955		5,158

ZINC (mined) (’000 tonnes)
Greens Creek (US)	70.3	58.0	40.7	66.5	46.7	69.1	48.5
Zinkgruvan (Sweden)	100.0	61.8	61.8	48.0	48.0	64.5	64.5

Rio Tinto total			102.5		94.7		113.0

ZINC (refined) (’000 tonnes)
Norzink (Norway) (v)	0.0	40.9	20.4	–	–	–	–

See notes on page 16.

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Metals and minerals production continued

Production data notes

(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite which represent production of saleable quantities of ore.
(b)	Rio Tinto percentage share, shown above, is as at the end of 2003 and has applied over the period 2001–2003 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.
Rio Tinto share %
Operation	See note	2001	2002	2003

Atlantic Copper	(l)	16.6	16.5	15.4
Argyle	(n)	99.8	99.9	100.0
Bengalla	(f) (g)	29.0	29.4	30.3
Boyne Island	(d)	54.2	56.6	59.4
Grasberg	(l)	14.3	15.0	13.9
Hunter Valley Operations	(f)	72.4	73.6	75.7
Iron Ore Company of Canada	(p)	56.1	56.2	58.7
Lihir	(o)	16.3	16.3	16.0
Mount Thorley Operations	(f)	57.8	58.9	60.6
Moura	(f) (g)	39.9	40.0	–
Narama	(f) (g)	36.2	36.4	–
Palabora	(m)	49.0	49.2	49.2
Queensland Alumina	(c)	33.2	38.6	38.6
Ravensworth East	(f) (g)	72.5	72.7	–
Warkworth	(f) (g)	40.3	41.2	42.1

(c)	Rio Tinto increased its holding in Queensland Alumina Limited from 30.3 per cent to 38.6 per cent, with effect from September 2001.
(d)	Rio Tinto acquired an approximately five per cent additional interest in production from the Boyne Island smelter with effect from August 2002.
(e)	Borate quantities are expressed as B2O3.
(f)	Rio Tinto increased its stake in Coal & Allied Industries from 70.9 per cent to 72.7 per cent during March 2001 and to 75.7 per cent during September 2002.
(g)	Production data are shown from 29 January 2001, the effective date of Coal & Allied’s acquisition of the Australian coal businesses of the Peabody Group. Effective on the same date, Coal & Allied acquired an additional 11.8 per cent interest in the Warkworth mine.
On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(h)	Rio Tinto Coal Australia was previously known as Pacific Coal.
(i)	Rio Tinto had a 50 per cent share in Kaltim Prima Coal and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5 per cent share of Kaltim Prima’s production. Rio Tinto’s share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its interest in Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.
(j)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(k)	Rio Tinto completed the sale of its 25 per cent interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.
(l)	Through its interest in Freeport-McMoRan-Copper & Gold (FCX), Rio Tinto had, as of 31 December 2003, an 11.8 per cent share in the Grasberg mine and a 13.1 per cent share in Atlantic Copper. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40 per cent of additional material mined as a consequence of the expansion of the Grasberg facilities since 1998.
(m)	Rio Tinto increased its interest in Palabora Mining Company from 48.6 per cent to 49.2 per cent in July 2001.
(n)	Rio Tinto acquired control of Ashton Mining Limited in late 2000 and as a result of this purchase, Rio Tinto’s effective interest in Argyle Diamonds became 99.8 per cent. Rio Tinto’s interest in Argyle Diamonds subsequently increased from 99.8 per cent to 100 per cent on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(o)	Following a placement of shares on the 13 November 2003, Rio Tinto’s interest in Lihir moved from 16.3 per cent to 14.5 per cent.
(p)	Rio Tinto increased its shareholding in Iron Ore Company of Canada from 56.1 per cent to 58.7 per cent on 20 December 2002.
(q)	Rio Tinto completed the sale of its 100 per cent interest in the Fortaleza nickel mine on 16 January 2004.
(r)	Production from the Port Hedland operation (Dampier Salt 100 per cent) is included from 17 August 2001.
(s)	Talc production includes some products derived from purchased ores. The Three Springs talc mine in Western Australia was acquired in September 2001 and is included in the data from that date.
(t)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.
(u)	Uranium production at Palabora ceased with the closure of the heavy minerals plant in August 2001.
(v)	Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

16	Rio Tinto 2003 Annual report and financial statements

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Ore reserves

Ore Reserves and Mineral Resources in this report (for Rio Tinto managed operations) are reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code) as required by the Australian Stock Exchange (ASX). Codes or Guidelines similar to JORC with only minor regional variations have been adopted in South Africa, Canada, US, UK, Ireland and Europe and together these represent current best practice for reporting Ore Reserves and Mineral Resources.

     The JORC Code envisages the use of reasonable investment assumptions, including the use of projected long term commodity prices, in calculating reserve estimates. However, during 2003 the US Securities and Exchange Commission indicated that for US reporting, historical price data should be used. Only certain operations are affected by this guidance and resulting changes to reserves are shown on page 147.

     Ore Reserve and Mineral Resource information in the tables below is based on information compiled by Competent Persons (as defined by JORC), or ‘recognised overseas mining professionals’ as defined by the ASX, most of whom are full time employees of Rio Tinto or related companies. Each has had a minimum of five years relevant estimation experience and is a member of a recognised professional body whose members are bound by a professional code of ethics. Each Competent Person consents to the inclusion in this report of information they have provided in the form and context in which it appears. A register of the names of the Competent Persons who are responsible for the estimates is maintained by the company secretaries in London and Melbourne and is available on request.

     The ore reserve figures in the following tables are as of 31 December 2003. Summary data for year end 2002 are shown for comparison. Metric units are used throughout. The figures used to calculate Rio Tinto's share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

	Type of		Proved ore reserves		Probable ore reserves		Total ore reserves 2003 compared with 2002				Rio Tinto share
	mine		at end 2003		at end 2003
	(a)
			Tonnage	Grade	Tonnage	Grade	Tonnage				Interest	Recoverable

							2003	2002			%	mineral

			millions		millions		millions	millions				millions
BAUXITE (b)			of tonnes		of tonnes		of tonnes	of tonnes				of tonnes
Reserves at operating mine
Weipa (Australia) (c)	O/P		138		1,074		1,212	730			100.0	1,212

												Marketable
												product

			millions		millions		millions	millions				millions
BORATES (d)			of tonnes		of tonnes		of tonnes	of tonnes				of tonnes
Reserves at operating mines
Boron (US)	O/P		24.3		5.3		29.6	30.5			100.0	29.6
Tincalayu (Argentina) (e)	O/P		0.2		0.1		0.3	0.1			100.0	0.3

Total												29.9

COAL (f)		Coal	Recoverable	% Yield			Marketable reserves		Marketable coal quality
		type	reserves	to give
		(g)	total	marketable	Proved	Probable	Total	Total				Marketable
				reserves			2003	2002	(h)	(h)		reserves

Reserves at operating			millions		millions	millions	millions	millions	Calorific	Sulphur		millions
mines			of tonnes		of tonnes	of tonnes	of tonnes	of tonnes	value	content		of tonnes
									MJ/kg	%
Coal & Allied Industries
Bengalla (Australia)	O/C	SC	204	81	104	62	166	185	28.30	0.50	30.3	50
Hunter Valley Operations
(Australia)	O/C	SC+MC	465	70	249	77	326	352	28.90	0.59	75.7	247
Mount Thorley Operations
(Australia)	O/C	SC+MC	42	64	27		27	30	28.20	0.53	60.6	16
Warkworth (Australia)	O/C	SC+MC	332	65	216		216	213	29.35	0.53	42.1	91

Sub-total												404

Kaltim Prima
Sangatta (Indonesia) (i)	O/C	SC					–	383	–	–	–	–

Kennecott Energy
Antelope (US)	O/C	SC	260	100	260		260	297	20.59	0.23	100.0	260
Colowyo (US) (j)	O/C	SC	28	100	28		28	106	24.42	0.41	100.0	28
Cordero Rojo (US)	O/C	SC	402	100	402		402	444	19.59	0.30	100.0	402
Decker (US)	O/C	SC	45	100	45		45	55	22.11	0.42	50.0	23
Jacobs Ranch (US)	O/C	SC	531	100	531		531	581	20.31	0.47	100.0	531
Spring Creek (US)	O/C	SC	250	100	250		250	258	21.75	0.33	100.0	250

Sub-total												1,493

Rio Tinto Coal Australia (k)
Blair Athol (Australia)	O/C	SC	65	100	66		66	78	27.95	0.32	71.2	47
Hail Creek (Australia) (l)	O/C	MC	310	63	116	80	196	148	32.20	0.35	92.0	180
Kestrel (Australia)	U/G	SC+MC	153	80	47	76	123	127	32.20	0.65	80.0	98
Tarong-Meandu (Australia)	O/C	SC	146	69	93	7	100	115	21.05	0.30	100.0	100

Sub-total												425

Total reserves at operating mines												2,323

See notes on page 21.

Rio Tinto 2003 Annual report and financial statements	17

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Ore reserves continued

COAL	Type of	Coal	Recoverable	%Yield			Marketable reserves		Marketable coal quality			Rio Tinto share
CONTINUED (f)	mine	type	reserves	to give
	(a)	(g)	total	marketable	Proved	Probable	Total	Total				Interest	Marketable
				reserves			2003	2002	(h)	(h)		%	reserves

			millions		millions	millions	millions	millions	Calorific	Sulphur			millions
			of tonnes		of tonnes	of tonnes	of tonnes	of tonnes	value	content			of tonnes
Other undeveloped reserves	(m)								MJ/kg	%
Coal & Allied Industries
Maules Creek (Australia)	O/C	SC+MC	160	73		117	117	117	29.90	0.40		75.7	89
Mount Pleasant (Australia) (n)	O/C	SC	459	76	306	44	350	285	26.73	0.51		75.7	265
Oaklands (Australia)	O/C	SC	400	100		400	400	400	20.90	0.25		75.7	303

Sub-total													656

Kaltim Prima
Bengalon (Indonesia) (i)	O/C	SC					–	169	–	–		–	–

Rio Tinto Coal Australia (k)
Clermont (Australia)	O/C	SC	192	97	186		186	186	27.90	0.33		50.1	93
SW Yarraman (Australia)	O/C	SC	54	76		41	41	41	21.05	0.30		100.0	41
Tarong-Kunioon (Australia)	O/C	SC	257	63		163	163	163	21.05	0.30		100.0	163
Valeria (Australia) (o)	O/C	SC					–	88	–	–		–	–

Sub-total													297

Total undeveloped reserves													954

			Proved ore reserves		Probable ore reserves		Total ore reserves 2003 compared with 2002					Rio Tinto share
				at end 2003		at end 2003

											Average
											mill
			Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	recovery	Interest	Recoverable

							2003	2002	2003	2002	%	%	metal

			millions		millions		millions	millions					millions
COPPER			of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu			of tonnes
Reserves at operating mines and
mines under construction
Alumbrera (Argentina) (p)	O/P						–	368	–	0.51	–	–	–
Bingham Canyon (US) (dd)
– open pit	O/P		28.2	0.56	529	0.51	557	624	0.51	0.53	89	100.0	2.542
– underground block cave	U/G				321	0.70	321	321	0.70	0.70	91	100.0	2.022
– underground skarn ores	U/G				13.5	1.89	13.5	13.5	1.89	1.89	93	100.0	0.236
Escondida (Chile) (dd)
– sulphide	O/P		644	1.46	839	1.02	1,482	1,545	1.21	1.21	86	30.0	4.615
– low grade float	O/P		148	0.60	417	0.60	565	575	0.60	0.60	81	30.0	0.827
– oxide	O/P		132	0.76	52.4	0.51	185	198	0.69	0.70	88	30.0	0.334
– mixed	O/P				50.0	1.04	50.0	49.7	1.04	1.03	39	30.0	0.061
Escondida Norte (Chile) (q)
– sulphide	O/P		84	1.84	417	1.35	502	–	1.44	–	87	30.0	1.880
– low grade float	O/P				95	0.61	95	–	0.61	–	80	30.0	0.139
– oxide	O/P				117	0.77	117	–	0.77	–	85	30.0	0.229
Fortaleza (Brazil) (r)	U/G		0.2	0.03	0.9	0.25	1.1	1.4	0.21	0.26	78	100.0	0.002
Grasberg (Indonesia) (s)	O/P+U/G		765	1.13	1,931	1.07	2,696	2,584	1.08	1.12	88		of which:
– FCX												11.8	2.206
– Joint Venture												40.0	6.914
Neves Corvo (Portugal) (t)
– copper ore	U/G		17.1	5.32	0.8	3.59	17.9	23.5	5.24	5.10	86	49.0	0.396
– tin-copper ores	U/G		1.1	6.81	0.1	4.48	1.2	1.7	6.68	9.11	81	49.0	0.031
Northparkes (Australia)
– open pit and stockpiles (u)	O/P		7.3	0.66			7.3	9.9	0.66	0.68	69	80.0	0.026
– underground	U/G				46.7	1.20	46.7	48.0	1.20	1.20	88	80.0	0.392
Palabora (South Africa) (v)
– open pit	O/P						–	3.0	–	0.50	–	–	–
– underground block cave	U/G		210	0.69	16.0	0.49	226	232	0.68	0.67	88	49.2	0.662
– surface stockpiles							–	12	–	0.14	–	–	–

Total													23.514

													Recoverable
													diamonds

			millions	carats	millions	carats	millions	millions	carats	carats			millions
DIAMONDS (b)			of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of carats
Reserves at operating mines
and mines under construction
Argyle (Australia)
– AK1 pipe (w)	O/P+U/G		44.8	2.3	17.5	2.4	62.3	42.9	2.3	3.2		100.0	146.4
Diavik (Canada)	O/P+U/G		15.2	3.9	10.4	3.6	25.6	27.1	3.8	3.9		60.0	58.7
Murowa (Zimbabwe)	O/P				23.1	0.7	23.1	23.1	0.7	0.7		78.0	12.4

Total													217.5

See Notes on page 21.

18	Rio Tinto 2003 Annual report and financial statements

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	Type of	Proved ore reserves		Probable ore reserves		Total ore reserves 2003 compared with 2002					Rio Tinto share
	mine	at end 2003		at end 2003
	(a)
										Average
										mill
		Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	recovery	Interest	Recoverable

						2003	2002	2003	2002	%	%	metal

		millions	grammes	millions	grammes	millions	millions	grammes	grammes			millions
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of ounces
Reserves at operating mines
Alumbrera (Argentina) (p)	O/P					–	368	–	0.51	–	–	–
Bingham Canyon (US) (dd)
– open pit	O/P	28.2	0.35	529	0.33	557	624	0.33	0.33	66	100.0	3.834
– underground block cave	U/G			321	0.27	321	321	0.27	0.27	68	100.0	1.856
– underground skarn ores	U/G			13.5	1.22	13.5	13.5	1.22	1.22	66	100.0	0.351
Cortez/Pipeline (US) (x)	O/P	149	1.88	84.0	1.39	233	170	1.70	1.18	87	40.0	4.408
Grasberg (Indonesia) (s)	O/P+U/G	765	1.11	1,931	0.92	2,696	2,584	0.98	1.02	73		of which:
– FCX											11.8	5.677
– Joint Venture											40.0	14.252
Greens Creek (US) (dd)	U/G			6.8	3.95	6.8	6.4	3.95	4.40	72	70.3	0.435
Kelian (Indonesia) (y)	O/P	9.9	1.74			9.9	15.5	1.74	2.23	72	90.0	0.361
Lihir (PNG) (y)	O/P	36.5	2.86	127	4.18	164	143	3.88	3.63	90	14.5	2.663
Morro do Ouro (Brazil) (dd)	O/P	305	0.42	56.6	0.38	361	369	0.42	0.43	81	51.0	1.999
Northparkes (Australia)
– open pit and stockpiles (u)	O/P	7.3	0.60			7.3	9.9	0.60	0.55	54	80.0	0.061
– underground	U/G			46.7	0.48	46.7	48.0	0.48	0.50	74	80.0	0.423
Peak (Australia) (p)	U/G					–	2.4	–	7.26	–	–	–
Rawhide (US) (z)	O/P					–	2.1	–	0.46	–	–	–
Rio Tinto Zimbabwe	U/G	0.2	6.56			0.2	0.3	6.56	6.93	89	56.0	0.026

Total												36.347

												Marketable
												product

		millions		millions		millions	millions					millions
IRON ORE (b)		of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe			of tonnes
Reserves at operating mines and mines under construction
Channar (Australia)
– Brockman Ore	O/P	115	63.5	13	64.7	127	130	63.6	63.6		60.0	76
Corumbá (Brazil)	O/P	112	67.2	106	67.2	218	218	67.2	67.2		100.0	218
Eastern Range (Australia)
– Brockman Ore	O/P	89	62.7	23	62.9	112	112	62.8	62.7		54.0	61
Hamersley (Australia)
– Brockman 2 (Brockman Ore)	O/P	23	62.9	7	62.8	30	35	62.9	62.9		100.0	30
– Marandoo (Marra Mamba Ore)	O/P	84	62.4	3	62.6	86	96	62.4	62.4		100.0	86
– Mt Tom Price (Brockman Ore)	O/P	131	64.4	58	64.6	189	199	64.4	64.5		100.0	189
– Mt Tom Price (Marra Mamba Ore)	O/P			23	60.7	23	23	60.7	60.7		100.0	23
– Paraburdoo (Brockman Ore)	O/P	15	64.1	8	63.5	23	23	63.9	64.5		100.0	23
– Paraburdoo (Marra Mamba Ore)	O/P			1	63.0	1	1	63.0	63.4		100.0	1
– Nammuldi (Marra Mamba Ore)	O/P	10	62.0	0	61.6	10	10	62.0	62.0		100.0	10
– Yandicoogina (Pisolite Ore 1.4% Al2O3)	O/P	219	58.6			219	240	58.6	58.6		100.0	219
– Yandicoogina (Pisolite Ore 1.9% Al2O3)				82	58.0	82	71	58.0	57.8		100.0	82

Iron Ore Company of Canada (Canada)	O/P	473	66.4	152	66.4	625	685	66.4	65.0		58.7	367
Robe River (Australia)
– Pannawonica (Pisolite Ore)	O/P	125	57.0	75	57.0	200	230	57.0	57.0		53.0	106
– West Angelas (Marra Mamba Ore)	O/P	125	62.5	315	62.0	440	455	62.2	62.2		53.0	233

Total												1,726

												Recoverable
												metal

		millions		millions		millions	millions					millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb			of tonnes
Reserves at operating mines
Greens Creek (US) (dd)	U/G			6.8	4.02	6.8	6.4	4.02	4.57	76	70.3	0.146
Zinkgruvan (Sweden)	U/G	7.9	5.20	1.6	2.80	9.5	10.5	4.79	4.50	90	100.0	0.410

Total												0.556

		millions		millions		millions	millions					millions
MOLYBDENUM		of tonnes	%Mo	of tonnes	%Mo	of tonnes	of tonnes	%Mo	%Mo			of tonnes
Reserves at operating mine
Bingham Canyon (US) (dd)
– open pit	O/P	28.2	0.035	529	0.037	557	624	0.037	0.033	55	100.0	0.114
– underground block cave	U/G			321	0.035	321	321	0.035	0.035	48	100.0	0.054

Total												0.168

See notes on page 21.

Rio Tinto 2003 Annual report and financial statements	19

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Ore reserves continued

	Type of	Proved ore reserves		Probable ore reserves		Total ore reserves 2003 compared with 2002					Rio Tinto share
	mine	at end 2003		at end 2003
	(a)
										Average
		Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	mill
										recovery	Interest	Recoverable
						2003	2002	2003	2002	%	%	metal

		millions		millions		millions	millions					millions
NICKEL		of tonnes	%Ni	of tonnes	%Ni	of tonnes	of tonnes	%Ni	%Ni			of tonnes
Reserves at operating mine
Fortaleza (Brazil) (r)	U/G	0.2	2.94	0.9	1.95	1.1	1.4	2.12	2.14	84	100.0	0.019

		millions	grammes	millions	grammes	millions	millions	grammes	grammes			millions
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of ounces
Reserves at operating mines
Bingham Canyon (US) (dd)
– open pit	O/P	28.2	3.16	529	2.69	557	624	2.72	2.83	80	100.0	38.908
– underground block cave	U/G			321	2.69	321	321	2.69	2.69	71	100.0	19.682
– underground skarn ores	U/G			13.5	13.4	13.5	13.5	13.4	13.4	71	100.0	4.114
Grasberg (Indonesia) (s)	O/P+U/G	765	3.72	1,931	3.71	2,696	2,584	3.72	3.73	64		of which:
– FCX											11.8	17.883
– Joint Venture											40.0	56.167
Greens Creek (US) (dd)	U/G			6.8	483	6.8	6.4	483	511	75	70.3	55.556
Neves Corvo (Portugal) (t)
– copper ore	U/G	17.1	50.0	0.8	50.0	17.9	23.5	50.0	50.0	31	49.0	4.402
– tin-copper ore	U/G	1.1	37.9	0.1	38.5	1.2	1.7	37.9	38.4	36	49.0	0.249
Rawhide (US) (z)	O/P					–	2.1	–	8.5	–	–	–
Zinkgruvan (Sweden)	U/G	7.9	103.0	1.6	68.0	9.5	10.5	97.0	94.1	74	100.0	21.923

Total												218.884

												Marketable
												product

		millions		millions		millions	millions					millions
TALC (d)		of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mines
Luzenac Group (aa)	O/P+U/G	37.0		21.1		58.1	81.6				99.9	58.1
(Europe/North America/Australia)

												Recoverable
												metal

		millions		millions		millions	millions					millions
TIN		of tonnes	%Sn	of tonnes	%Sn	of tonnes	of tonnes	%Sn	%Sn			of tonnes
Reserves at operating mine
Neves Corvo (Portugal) (t)
– tin-copper ores	U/G	0.3	3.47	0.02	1.39	0.3	0.4	3.36	4.20	44	49.0	0.002

												Marketable
												product

TITANIUM DIOXIDE FEEDSTOCK (d)		millions of tonnes		millions of tonnes		millions of tonnes	millions of tonnes					millions of tonnes

Reserves at operating mines
Rio Tinto Iron & Titanium (bb)	O/P+D/O	46.0		34.1		80.1	79.6					80.1
(Canada/South Africa)

												Recoverable
												metal

		millions		millions		millions	millions					millions
URANIUM		of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	of tonnes	%U3O8	%U3O8			of tonnes
Reserves at operating mines
Energy Resources of Australia (Australia)
– Jabiluka	U/G	6.8	0.57	7.0	0.45	13.8	13.8	0.51	0.51	94	68.4	0.045
– Ranger #3 (y)	O/P	10.2	0.24	7.8	0.25	18.0	19.9	0.24	0.25	89	68.4	0.027
Rössing (Namibia)
– open pit (cc)	O/P	3.9	0.052	21.8	0.038	25.8	135	0.040	0.041	85	68.6	0.006
– stockpiled ore		2.6	0.040			2.6	2.6	0.040	0.041	85	68.6	0.001

Total												0.079

		millions		millions		millions	millions					millions
ZINC		of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn			of tonnes
Reserves at operating mines
Greens Creek (US) (dd)	U/G			6.8	10.7	6.8	6.4	10.7	11.4	87	70.3	0.444
Zinkgruvan (Sweden)	U/G	7.9	9.9	1.6	9.3	9.5	10.5	9.8	9.6	93	100.0	0.867

Total												1.310

See notes on page 21.

20	Rio Tinto 2003 Annual report and financial statements

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Notes
(a)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation.
(b)	Reserves of iron ore, bauxite and diamonds are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown. Al2O3 grades are not shown for commercial reasons.
(c)	Reserves at Weipa have increased as a result of the application of revised economic parameters permitting development of a new resource model and the subsequent transfer of resources to reserves.
(d)	Reserves of industrial minerals are expressed in terms of marketable product, ie after all mining and processing losses. In the case of borates, the saleable product is B2O3.
(e)	Reserves at Tincalayu have increased following development of a new geological model and a new life of mine plan.
(f)	Coal reserves are shown as both recoverable and marketable. The yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal.
(g)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(h)	Analyses of coal from the US were undertaken according to “American Standard Testing Methods” (ASTM) on an “As Received” moisture basis whereas the coals from Australia have been analysed on an “Air Dried” moisture basis according to Australian Standards (AS). MJ/kg = megajoules per kilogramme.
(i)	Rio Tinto completed the sale of its 50 per cent interest in Kaltim Prima Coal on 10 October 2003.
(j)	Kennecott Energy has a partnership interest in the Colowyo mine, but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo’s reserves are included in Rio Tinto’s share shown above. Reserves at Colowyo have decreased following the reclassification of all material outside the current production area as measured resources.
(k)	Rio Tinto Coal Australia was previously known as Pacific Coal.
(l)	Production at Hail Creek commenced in July 2003; reserves are now reported in the operating mines section rather than in the other undeveloped reserves section. Reserves have increased as a result of a major strategic review and the development of a new life of mine plan.
(m)	The term ‘other undeveloped reserves’ is used here to describe material that is economically viable on the basis of technical and economic studies but for which mining and processing permits have yet to be requested or obtained. There is a reasonable, but not absolute, certainty that the necessary permits will be issued and that mining can proceed when required.
(n)	Marketable reserves at Mount Pleasant have increased as a consequence of additional project studies which led to the development of a new resource model, and indicated higher yields as a result of improved processing methods and the planned mining of higher quality seams.
(o)	Marketable reserves at Valeria have been reclassified as measured resources following a revision of economic parameters.
(p)	Rio Tinto completed the sale of its 25 per cent interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003.
(q)	Reserves at Escondida Norte are declared for the first time.
(r)	Rio Tinto completed the sale of its 100 per cent interest in the Fortaleza nickel mine on 16 January 2004.
(s)	Rio Tinto is entitled to a share in metal production from Freeport’s Grasberg operations due to its direct shareholding in Freeport-McMoRan Copper & Gold (FCX). In addition, under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994. Rio Tinto’s share of reserves due to these two entitlements are shown separately.
(t)	Reserves at Neves Corvo have decreased following development of a new resource model and revised mine plan that takes into account revised cutoff grades for different mining methods and the exclusion of additional safety pillars.
(u)	The depletion in ore reserves at Northparkes is mainly due to the reclamation of material from stockpiles.
(v)	Open pit mining at Palabora was completed in November 2003. In addition stockpile reserves at Palabora have been reclassified as measured resources in order to meet more accurately the requirements of the JORC code.
(w)	Reserves at Argyle have increased as a result of the development of a new resource model and revised mine plan which includes additional open pittable material and underground reserves for the first time.
(x)	The increase in reserves at Cortez reflects the inclusion of the Cortez Hills deposit for the first time, and the transfer of material from mineral resources.
(y)	Proved reserves at Kelian, Lihir and Ranger #3 include 9.95, 33.3 and 6.9 million tonnes respectively stockpiled at the end of December 2003 for future treatment. At Kelian, open pit mining ceased in April 2003, stockpiled ore is now being processed. At Lihir, additional drilling led to remodelling of the Kapit and Lienitz deposits; this together with a review of the life of mine plan has led to an increase in reserves.
(z)	At Rawhide, mining operations have ceased and processing of stockpiled ore was completed in May 2003. Reclamation activities are now underway.
(aa)	Reserves of talc have decreased as a result of a decision to close several of the North American mines.
(bb)	Comprises reserves at QIT-Fer et Titane (Rio Tinto 100 per cent) and Richards Bay Minerals (RBM) (Rio Tinto 50 per cent).
(cc)	At Rössing the significant reduction in reserves has resulted from a major change in the planned mining strategy which may result in mine closure when the current pit is mined out. Material outside of the current final pit has been transferred back to resources.
(dd)	These operations have different reported reserves when SEC reporting guidelines are applied (see page 147).

Rio Tinto 2003 Annual report and financial statements	21

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Mineral resources

As required by the Australian Stock Exchange, the following tables contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proved or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
     Resources are stated as additional to the reserves reported earlier.

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2003 compared with 2002				Rio Tinto
	mining	at end 2003		at end 2003		at end 2003						interest
	method											%
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade

								2003	2002	2003	2002

		millions		millions		millions		millions	millions
BAUXITE		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
Weipa (Australia) (b)	O/P	36		2,192				2,228	3,601			100.0

				Coal resources at end 2003
		Coal type
		(c)		Measured	Indicated	Inferred

				millions	millions	millions		millions	millions
COAL				of tonnes	of tonnes	of tonnes		of tonnes	of tonnes
Coal & Allied Industries (Australia)
Bengalla (d)	O/C+U/G	SC		93	193			286	246			30.3
Hunter Valley Operations	O/C	SC+MC		537	787	599		1,923	1,925			75.7
Maules Creek	O/C+U/G	SC+MC		520				520	520			75.7
Mount Pleasant (e)	O/C+U/G	SC+MC		200	218	281		699	623			75.7
Mount Thorley Operations	U/G	SC+MC		15	152			167	167			60.6
Oaklands	O/C	SC		880				880	880			75.7
Vickery	O/C+U/G	SC+MC		300				300	300			75.7
Warkworth	O/C+U/G	SC		329	223	201		753	770			42.1

Gokwe North (Zimbabwe)	O/C	SC		508	406	446		1,360	1,360			78.0

Kaltim Prima (Indonesia) (f)
Bengalon	O/C	SC						–	438			–
Sangatta	O/C+U/G	SC						–	2,330			–

Kennecott Energy (US)
Colowyo (g)	O/C+U/G	SC		99	166			265	176			100.0
Decker	O/C	SC		71				71	69			50.0
Fort Union	O/C	SC		75				75	75			100.0

Rio Tinto Coal Australia (h)
Blair Athol	O/C	SC		17	3			20	20			71.2
Clermont	O/C	SC		5				5	5			50.1
Hail Creek (i)	O/C+U/G	MC		4	101	118		224	986			92.0
Kestrel West	U/G	SC				165		165	165			80.0
Lake Elphinstone (j)	O/C	MC			61	17		78	–			92.0
SW Yarraman	O/C	SC		13	37	6		56	56			100.0
Tarong – Kunioon	O/C	SC		214	213	40		467	467			100.0
Tarong – Meandu	O/C	SC		245	64	18		327	327			100.0
Valeria (k)	O/C	SC		340	100			440	340			71.2
Winchester South	O/C	SC		90				90	90			75.0

	Measured resources			Indicated resources		Inferred resources
	at end 2003			at end 2003		at end 2003

COPPER		millions of tonnes	grade %Cu	millions of tonnes	grade %Cu	millions of tonnes	grade %Cu	millions of tonnes	millions of tonnes	%Cu	%Cu
Escondida (Chile)
– sulphides	O/P	0.9	0.8	38	0.8	536	0.9	575	579	0.9	0.9	30.0
– low grade float	O/P	16	0.6	130	0.6	668	0.6	814	815	0.6	0.6	30.0
– low grade leach	O/P	198	0.5	204	0.4	271	0.4	674	666	0.4	0.4	30.0
– oxides	O/P			7.7	0.3	48	0.5	55	55	0.5	0.5	30.0
– mixed	O/P			14	0.4	46	0.7	60	62	0.6	0.6	30.0
Escondida Norte (Chile) (l)
– sulphides	O/P	4.1	1.3	68	1.0	75	1.0	147	649	1.0	1.3	30.0
– low grade float	O/P	9.4	0.6	249	0.6	289	0.6	547	642	0.6	0.6	30.0
– oxides	O/P			7.1	0.4	34	0.7	41	142	0.6	0.8	30.0
– mixed	O/P	4.7	0.8	31	0.9	6.6	0.5	43	43	0.8	0.8	30.0
Grasberg (Indonesia) (m)	O/P+U/G	397	0.6	1,268	0.5	195	0.8	1,861	1,063	0.6	0.7	40.0
Northparkes (Australia)
– open pit	O/P	14	0.6					14	14	0.6	0.6	80.0
– underground	U/G	7.3	1.1	2.3	1.2			9.6	9.6	1.1	1.1	80.0
Neves Corvo (Portugal)	U/G					7.6	4.0	7.6	8.0	4.0	3.5	49.0
Palabora (South Africa)
– oxide stockpile		4.4	0.6					4.4	4.4	0.6	0.6	49.2
– mixed stockpile		0.4	0.5					0.4	0.4	0.5	0.5	49.2
– sulphide stockpile (n)		12	0.1					12	–	0.1	–	49.2
Zinkgruvan (Sweden)	U/G			2.7	3.0	0.9	3.3	3.5	3.5	3.1	3.1	100.0

See notes on page 24.

22	Rio Tinto 2003 Annual report and financial statements

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	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2003 compared with 2002				Rio Tinto
	mining		at end 2003		at end 2003	at end 2003						interest
	method (a)											%
		Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade

								2003	2002	2003	2002

		millions	carats	millions	carats	millions	carats	millions	millions	carats	carats
DIAMONDS		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Argyle (Australia)
AK1 pipe (o)	O/P+U/G	93	2.9	50	2.7	3.3	2.9	147	167	2.8	2.8	100.0
Alluvials	O/P	11	0.2	20	0.2	11	0.2	42	42	0.2	0.2	100.0
Diavik (Canada)
all pipes	O/P+U/G	0.9	2.3	3.7	2.2	6.4	2.5	11	11	2.4	2.4	60.0
Merlin (Australia)	O/P					15	0.2	15	16	0.2	0.2	100.0
Murowa (Zimbabwe)	O/P			3.1	0.2	15	0.3	18	18	0.3	0.3	78.0

		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Cortez/Pipeline (US) (p)	O/P	74	1.4	220	0.8	30	1.5	324	197	1.0	1.0	40.0
Grasberg (Indonesia) (m)	O/P+U/G	397	0.3	1,268	0.4	195	0.4	1,861	1,063	0.4	0.7	40.0
Greens Creek (US)	U/G					4.5	3.9	4.5	5.0	3.9	3.9	70.3
Kelian (Australia) (q)	O/P							–	0.1	–	3.3	–
Lihir (PNG) (r)	O/P	0.04	3.9	146	2.9	133	2.5	279	261	2.7	2.9	14.5
Morro do Ouro (Brazil)	O/P	28	0.5	134	0.4	56	0.4	218	228	0.4	0.4	51.0
Northparkes (Australia)
– open pit	O/P	14	0.5					14	14	0.5	0.5	80.0
– underground	U/G	7.3	0.1	2.3	0.6			9.6	9.6	0.2	0.2	80.0
Peak (Australia) (s)	O/P+U/G							–	3.3	–	4.6	–
Rawhide (US) (t)	O/P							–	9.0	–	0.6	–
Wabu (Indonesia)	O/P					117	2.2	117	117	2.2	2.2	40.0

		millions		millions		millions		millions	millions
IRON ORE		of tonnes	%Fe	of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe
Channar (Australia)	O/P	45	62.1	5	61.8			50	55	62.1	62.0	60.0
Corumbá (Brazil)	O/P	17	61.9	43	62.6	369	62.8	429	430	62.7	62.7	100.0
Eastern Range (Australia)	O/P	35	61.7	10	61.8	10	62.1	55	55	61.8	61.8	54.0
Hamersley (Australia)
– Brockman 2	O/P	5	63.2			30	62.8	35	35	62.9	62.9	100.0
– Marandoo	O/P	95	62.0	70	62.0	195	63.1	360	360	62.6	62.6	100.0
– Mt Tom Price high grade	O/P	35	62.8	65	64.3	10	64.6	110	110	63.8	63.8	100.0
– Mt Tom Price low grade	O/P	30	56.9	20	55.4	5	54.5	55	55	56.1	56.1	100.0
– Mt Tom Price Marra Mamba	O/P			5	61.2	15	61.1	20	20	61.1	61.1	100.0
– Nammuldi Detrital	O/P			75	61.6			75	75	61.6	61.6	100.0
– Nammuldi Marra Mamba	O/P	20	63.1	230	62.7			250	250	62.7	62.7	100.0
– Paraburdoo	O/P	25	63.5	30	63.7	65	63.2	120	120	63.4	63.3	100.0
– Yandicoogina	O/P	40	57.9	830	58.0	40	57.9	910	930	58.0	58.0	100.0
– Undeveloped resources (u)
– Brockman Ore	O/P			1,515	62.6	2,730	62.6	4,245	4,115	62.6	62.6
– Marra Mamba Ore	O/P			575	62.6	1,335	62.3	1,910	1,910	62.4	62.4
– Channel Iron Deposits	O/P					405	56.5	405	405	56.5	56.5
– Detrital Deposits	O/P			220	62.1	60	61.7	280	280	62.0	62.0
Iron Ore Company of Canada (Canada) (v)	O/P	348	66.4	512	66.4	966	66.4	1,826	2,035	66.4	65.0	58.7
Robe River (Australia)
– Pisolite developed resources	O/P	35	57.0	45	56.9	10	57.0	90	90	57.0	57.0	53.0
– Pisolite undeveloped resources	O/P			1,345	59.5	575	59.0	1,920	1,920	59.4	59.4	53.0
– Marra Mamba	O/P			460	62.0	110	60.0	570	535	61.6	61.8	53.0

		millions		millions		millions		millions	millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb
Greens Creek (US)	U/G					4.5	2.9	4.5	5.0	2.9	3.5	70.3
Zinkgruvan (Sweden)	U/G	1.1	1.5	1.0	3.4	8.3	4.3	10	11	3.9	3.8	100.0

		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Grasberg (Indonesia) (m)	O/P+U/G	397	2.1	1,268	2.3	195	1.5	1,861	1,063	2.2	3.7	40.0
Greens Creek (US)	U/G					4.5	399	4.5	5.0	399	458	70.3
Rawhide (US) (t)	O/P							–	9.0	–	9.9	–
Wabu (Indonesia)	O/P					117	1.8	117	117	1.8	1.8	40.0
Zinkgruvan (Sweden)	U/G	1.1	34	3.7	60	9.2	97	14	14	82	81	100.0

		millions		millions		millions		millions	millions
TALC		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
Luzenac Group	O/P+U/G	5.7		13		71		90	90			99.9
(Europe/N America/Australia)

See notes on page 24.

Rio Tinto 2003 Annual report and financial statements	23

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Mineral resources continued

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2003 compared with 2002				Rio Tinto
	mining		at end 2003		at end 2003		at end 2003					interest
	method
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	%

								2003	2002	2003	2002

TITANIUM DIOXIDE FEEDSTOCK		millions of tonnes		millions of tonnes		millions of tonnes		millions of tonnes	millions of tonnes
Rio Tinto Iron and Titanium (w)	O/P+D/O	24		19		18		62	72
(Canada/South Africa)

URANIUM		millions of tonnes	%U3O8	millions of tonnes	%U3O8	millions of tonnes	%U3O8	millions of tonnes	millions of tonnes	%U3O8	%U3O8

Energy Resources of Australia (Australia)
– Jabiluka	U/G	0.1	13.76	1.5	0.67	15.7	0.48	17.3	17.3	0.54	0.53	68.4
– Ranger #3	O/P	0.7	0.18	6.9	0.19	7.1	0.18	14.7	13.4	0.18	0.19	68.4
Rössing (Namibia) (x)	O/P	22.4	0.04	283	0.03	255	0.03	561	405	0.03	0.03	68.6

ZINC		millions of tonnes	%Zn	millions of tonnes	%Zn	millions of tonnes	%Zn	millions of tonnes	millions of tonnes	%Zn	%Zn

Greens Creek (US)	U/G					4.5	7.2	4.5	5.0	7.2	8.5	70.3
Neves Corvo (Portugal)	U/G			26	6.4	24	5.6	50	50	6.0	6.0	49.0
Zinkgruvan (Sweden)	U/G	1.1	7.8	1.0	9.5	8.3	10.0	10	11	9.7	9.6	100.0

Notes
(a)	Likely mining method: O/P = open pit; O/C = open cut; U/G = underground; D/O = dredging operation.
(b)	Resources at Weipa have decreased as a result of the application of revised economic parameters permitting development of a new resource model and the subsequent transfer of resources to reserves.
(c)	Coal type: SC = steam/thermal coal, MC = metallurgical/coking coal.
(d)	Resources at Bengalla have increased as a result of the development of a revised mine plan.
(e)	Resources at Mount Pleasant have increased as a result of the development of a new resource model which includes additional coal.
(f)	Rio Tinto completed the sale of its 50 per cent interest in Kaltim Prima Coal on 10 October 2003.
(g)	Measured resources at Colowyo have increased as a result of the reclassification of all reserves outside of the current production area as resources.
(h)	Rio Tinto Coal Australia was previously known as Pacific Coal.
(i)	Resources at Hail Creek have decreased as a result of the transfer of material to reserves and the downgrading of some resources to inventory coal following a review of the ‘Australian Guidelines for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves’. In addition, resources at the Lake Elphinstone deposit, previously included with Hail Creek, are now reported separately.
(j)	Resources at Lake Elphinstone are reported for the first time. This deposit was previously included as part of the Hail Creek deposit.
(k)	Measured resources at Valeria have increased as a result of the transfer of material from marketable reserves following a revision of economic parameters.
(l)	At Escondida Norte, changes in the mineral resources mainly result from a transfer of material to reserves.
(m)	Resources at Grasberg have increased as a result of changes to cut off grades, revised metallurgical recoveries and the inclusion of a new deposit.
(n)	At Palabora, the sulphide stockpile has been reclassified as a measured resource in order to more accurately meet the requirements of the JORC code. In addition, Palabora retains the right to purchase copper from the remaining 30.3 million tonnes of stockpiled material that belongs to Foskor.
(o)	Resources at Argyle have decreased following the transfer of material to reserves as a result of the development of a new geological model and revised mine plan.
(p)	The increase in resources at Cortez/Pipeline reflects the inclusion of the Cortez Hills and the Hilltop deposits for the first time, and the inclusion of additional resources in adjacent deposits.
(q)	At Kelian, open pit mining ceased in April 2003 and no resources remain.
(r)	At Lihir, resources have changed in order to reflect new calculations.
(s)	Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 2003.
(t)	At Rawhide, mining operations have ceased and processing of stockpiled ore was completed in May 2003. Reclamation activities are now underway.
(u)	Resources in this category consist of 32 separate deposits, 19 of which are wholly owned by Hamersley Iron.
(v)	Resources at the Iron Ore Company of Canada have decreased as a result of geological re-interpretation, in order to more accurately meet the requirements of the JORC code.
(w)	Comprises resources at QIT-Fer et Titane (Rio Tinto 100 per cent) and Richards Bay Minerals (RBM) (Rio Tinto 50 per cent). Resources have decreased following a reassessment of the economics of processing some stockpiled material and the transfer of some material to probable reserves.
(x)	At Rössing the significant increase in resources has resulted from a major change in the planned mining strategy which may result in mine closure when the current pit is mined out. Material outside of the current final pit has been transferred back to resources from reserves.

24	Rio Tinto 2003 Annual report and financial statements

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ALUMINIUM

Operating sites

1 Anglesey Aluminium (51%)
2 Bell Bay
3 Boké (4%)
4 Boyne Island (59%)
4 Gladstone Power Station (42%)
4 Queensland Alumina (39%)
5 Eurallumina (56%)
6 Tiwai Point (79%)
7 Weipa

Projects

4 Comalco Alumina Refinery

BORATES

Operating sites

8 Boron
9 Coudekerque Plant
10 Tincalayu
11 Wilmington Plant

COAL

Operating sites

12 Antelope
13 Bengalla (30%)
14 Blair Athol (71%)
15 Colowyo (20%)
12 Cordero Rojo
16 Decker (50%)
14 Hail Creek (92%)
17 Hunter Valley Operations (76%)
12 Jacobs Ranch
18 Kestrel (80%)
17 Mt Thorley Operations (61%)
18 Spring Creek
19 Tarong
17 Warkworth (42%)

COAL CONTINUED

Projects

14 Clermont (50%)
13 Mt Pleasant (76%)

COPPER AND GOLD

Operating sites

20 Atlantic Copper Smelter (13%)
21 Barneys Canyon
22 Bougainville (not operating) (54%)
23 Cortez/Pipeline (40%)
24 Escondida (30%)
25 Grasberg (12%)
25 Grasberg joint venture (40%)
26 Kelian (90%)
21 Kennecott Utah Copper
27 Lihir (14%)
28 Morro do Ouro (51%)
29 Neves Corvo (49%)
30 Northparkes (80%)
31 Palabora (49%)
32 Rawhide (51%)
33 Renco (56%)

Projects

30 Northparkes Lift 2 (80%)
34 Resolution (55% once earn-in completed)

DIAMONDS

Operating sites

35 Argyle
36 Diavik (60%)

Projects

37 Murowa (78%)

IRON ORE

Operating sites

38 Corumbá
39 Hamersley Iron mines:
- Brockman
- Marandoo
- Mt Tom Price
- Paraburdoo
- Yandicoogina
- Channar (60%)

40 Iron Ore Company of Canada (59%)
39 Robe River mines: (53%)
- West Angelas
- Pannawonica

Projects

39 Eastern Range (54%)
41 HIsmelt® (60%)
42 IOC Pellet Plant (59%)

NICKEL

Operating sites

43 Empress Plant (56%)

SALT

Operating sites

44 Dampier (65%)
45 Lake MacLeod (65%)
44 Port Hedland (65%)

TALC

Operating sites
(only major sites are shown)

46 Ludlow
47 Talc de Luzenac (99.9%)
48 Yellowstone
49 Three Springs

TITANIUM DIOXIDE FEEDSTOCK

Operating sites

50 QIT-Fer et Titane Lac Allard
51 QIT-Fer et Titane Sorel Plant
52 Richards Bay Minerals (50%)

Projects

53 QIT Madagascar Minerals (80%)

URANIUM

Operating sites

54 ERA (68%)
55 Rössing (69%)

ZINC, LEAD, SILVER

Operating sites

56 Greens Creek (70%)
57 Zinkgruvan

● Mines and mining projects
● Smelters, refineries and processing plants remote from mine

Rio Tinto 2003 Annual report and financial statements	25

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Information on Group mines
(Rio Tinto’s interest 100 per cent unless otherwise shown)

Mine	Location	Access	Title/lease	History	Type of mine	Power source

ALUMINIUM

Comalco	Weipa, Queensland, Australia	Road, air, and port	Queensland Government lease expires in 2041 with 21 year extension, then two years notice of termination	Bauxite mining commenced in 1961; Major upgrade completed in 1998 to incorporate Alcan’s adjacent Ely reserve in overall mining plan; Rio Tinto interest increased from 72.4% to 100% in 2000; Project NeWeipa announced in 2003 to lift annual capacity to 16.5 million tonnes	Open cut	On site generation

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso	Rights conferred by Government under Chilean Mining Code	Production started in 1990 and expanded in phases to 2002 when new concentrator was completed	Open pit	Supplied from SING grid under two contracts with Norgener to 2008 and Nopel (Gas Atacama) to 2009

Grasberg (12% and 40% of joint venture)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with two ten year extensions	Interest acquired 1995; capacity expanded to over 200,000 tonnes of ore per day in 1998	Open pit and underground	Long term contract with US-Indonesian consortium operated purpose built coal fired generating station

Kennecott Minerals Cortez/Pipeline (40%)	Nevada, US	Road	Patented and unpatented mining claims	Gold production started at Cortez in 1969. Pipeline in 1997	Open pit	Public utility

Kennecott Minerals Greens Creek (70%)	Alaska, US	Port	Patented and unpatented mining claims	Redeveloped in 1997	Underground/drift and fill	On site diesel generators

Kennecott Utah Copper Bingham Canyon	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned	Interest acquired in 1989; modernisation includes smelter complex and expanded tailings dam	Open pit	On site generation supplemented by long term contracts with Utah Power and Light

Neves Corvo (49%)	Castro Verde, Portugal	Rail and road	Mining rights granted by Portuguese State for 90 years from 1989	Interest acquired 1985; production started in 1989	Underground	Supplied by EdP via grid network

Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	State Government mining lease issued in 1991 for 21 years	Interest acquired in 2000; production started in 1995	Open pit and underground	Supplied from State grid

Palabora (49%)	Phalaborwa, Northern Province, South Africa	Rail and road	Lease from South African Government until deposits exhausted and base metal claims owned by Palabora	Development of 20 year underground mine commenced 1996 with full production timed to coincide with open pit closure in 2003	Open pit/ underground	Supplied by ESKOM via grid network

Rio Tinto Brasil Corumbá	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undeterminedperiod	Iron ore production started 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

Rio Tinto Brasil Fortaleza	Minas Gerais, Brazil	Road	Government licence for undetermined period	Nickel matte production from underground mine	Underground – open stoping	Supplied by CEMIG

Rio Tinto Brasil Morro do Ouro (51%)	Minas Gerais, Brazil	Road and air	Government licence for undetermined period	Gold production started in 1987	Open pit	Supplied by CEMIG

Zinkgruvan	Sweden	Road	Exploration concession with Swedish Government to 2024	Mining began in 1857 and production progressively expanded; acquired by North in 1995 prior to Rio Tinto in 2000	Underground	Supplied by State owned power company (Valtenfall) via grid

DIAMONDS

Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian federal government	Deposits discovered 1994–1995; construction approved 2000; diamond production started 2003	Open pit to underground in future	On site diesel generators; installed capacity 27MW

Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981–83 with right to extend for 21 years from 2004	Studies into further development options, including underground mining, continue; interest increased from 59.7% following purchase of Ashton Mining in 2000	Open pit	Long term contract with Ord Hydro Consortium and on site generation back up

Rio Tinto Zimbabwe Renco (56%)	Zimbabwe	Road and air	Claims and mining leases	Renco redevelopment completed in 1982	Underground/reef mining	Supplied by ZESA

ENERGY

Coal & Allied Industries (76%) Bengalla (30%) Hunter Valley Operations (76%) Mount Thorley (61%) Warkworth (42%)	New South Wales, Australia	Road, rail and port	Leases granted by State	Lemington acquired late 2000 and integrated with Hunter Valley Operations. Peabody Australian interests acquired in 2001. Moura, Narama and Ravensworth interests divested in 2002	Open cut	State owned grid

Energy Resources of Australia (68%) Ranger	Northern Territory, Australia	Road	Leases granted by State	Mining commenced 1981; interest acquired through North in 2000	Open pit	On site diesel/steam power generation

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Information on Group mines continued

Mine	Location	Access	Title/lease	History	Type of mine	Power source

ENERGY CONTINUED

Kennecott Energy Antelope Colowyo (20%) Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Wyoming, Montana and Colorado, US	Rail and road	Leases from US and State Governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes	Antelope, Spring Creek, Decker and Cordero acquired in 1993, Colowyo in 1995, Caballo Rojo and Fort Union in 1997 and Jacobs Ranch in 1998	Open cut	Supplied by IPPs and Cooperatives through national grid service

Rio Tinto Coal Australia Blair Athol (71%) Hail Creek (92%) Kestrel (80%) Tarong	Queensland, Australia	Conveyor, road, rail and port	Leases granted by State	Production started for export at Blair Athol and adjacent power station at Tarong in 1984. Kestrel acquired and recommissioned 1999	Open cut (Blair Athol, Hail Creek and Tarong) and underground (Kestrel)	State owned grid

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease	Production began in 1978	Open pit	Namibian National Power

INDUSTRIAL MINERALS

Boron	California, US	Road, rail and port	Owned	Mine redesign project completed on budget and schedule in 2000	Open pit	On site co-generation units

Dampier Salt (65%)	Dampier, Lake MacLeod andPort Hedland, Western Australia	Road and port	Mining leases expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case	Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Power; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Luzenac	Trimouns, France (other smaller operations in Australia, Europe and North America)	Road and rail	Owner of ground (orebody) and long term lease agreement to 2012	Production started in 1885; acquired in 1988. (Australian mine acquired in 2001)	Open pit	Supplied by EdF and on site generation units

QIT-Fer et Titane	Saguenay County, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two Concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner	Production started 1950; interest acquired in 1989	Open pit	Long term contract with Quebec Hydro

Richards Bay Minerals (50%)	Richards Bay, KwaZulu-Natal, South Africa	Rail, road and port	Long term renewable leases; State lease for Reserve 4 initially runs to end 2022; Ingonyama Trust lease for Reserve 10 runs to 2010	Production started 1977; interest acquired 1989; fifth dredge commissioned 2000	Beach sand dredging	Contract with ESCOM

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Paraburdoo Yandicoogina Channar (60%)	Hamersley Ranges, Western Australia	Railway (owned by Hamersley Iron and operated by Pilbara Rail Company) and port (owned and operated by Hamersley Iron)	Agreements for life of mine with Government of Western Australia	Annual capacity increased to 68 million tonnes during 1990s; Yandicoogina first ore shipped in 1999 and port capacity increased	Open pits	Supplied by Hamersley Iron Power

Iron Ore Company of Canada (59%) (Rio Tinto also holds a 20% interestin the Labrador Iron Ore RoyaltyIncome Fund which owns 15.1%of IOC)	Labrador City, Province ofLabrador and Newfoundland	Railway and port facilities in Sept-Iles, Quebec (owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Income Fund which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022	Current operation began in 1962 and has processed over 1 billion tonnes of crude ore since; annual capacity now 17.5 million tonnes of concentrate of which 12.5 million tonnes can be pelletised. Interest acquired in 2000 through North	Open pit	Supplied by Newfoundland Hydro under long term contract

Robe River Iron Associates (53%) Mesa J West Angelas	Pilbara region, Western Australia	Railway (owned by Robe River Iron Associates and operated by Pilbara Rail Company) and port (owned and operated by Robe	Agreements for life of mine with Government of Western Australia	First shipment in 1972; annual sales reached 30 million tonnes in late 1990s; interest acquired in 2000 through North; West Angelas first ore shipped and port capacity increased	Open pit	Supplied by Robe River Iron Associates; West Angelas supplied by Hamersley Iron Power (commercial arrangement)

OTHER

Kelian (90%)	Kalimantan, Indonesia	Road, river and port	Contract of Work with Indonesian Government for 30 years	Gold production started in 1992 and is scheduled to cease in 2004	Open pit	Kelian’s own 29MW generating station with six identical 4.9MW rated units

Lihir Gold (14%)	Lihir Island, Papua New Guinea	Own road, airstrip and port	Special Mining Lease with Papua New Guinea Government expires in 2035	Production started in 1997; refinancing in 1999 and merger with Niugini Mining in 2000	Open pit	12 diesel unit power plant, four steam wells producing ten per cent of requirements

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Information on Group smelters, refineries and processing plants

Smelter, refinery or plant (Rio Tinto interest 100% unless otherwise shown)	Location	Title/lease	Plant type/product	Capacity

ALUMINIUM Comalco

Anglesey Aluminium (51%)	Holyhead, Anglesey, Wales	100% Freehold	Aluminium smelter producing aluminium billet, block, sow	145,000 tonnes per year aluminium

Bell Bay	Bell Bay, Northern Tasmania, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, block, t-bar	167,000 tonnes per year aluminium

Boyne Smelters (59%)	Boyne Island, Queensland, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, billet, t-bar	521,000 tonnes per year aluminium

Comalco Alumina Refinery (under construction)	Gladstone, Queensland, Australia	97% Freehold 3% Leasehold	Refinery: alumina production to start late 2004	1,400,000 tonnes per year alumina

Eurallumina (56%)	Portoscuso, Sardinia, Italy	39% Freehold 61% Leasehold	Refinery producing alumina	1,020,000 tonnes per year alumina

Gladstone Power Station (42%)	Gladstone, Queensland, Australia	100% Freehold	Thermal power station	1,680 megawatts

New Zealand Aluminium Smelters (NZAS) (79%)	Tiwai Point, Southland, New Zealand	19.6% Freehold 80.4% Leasehold	Aluminium smelter producing aluminium ingot, billet, t-bar	334,000 tonnes per year aluminium

Queensland Alumina (39%)	Gladstone, Queensland, Australia	73.3% Freehold 26.7% Leasehold	Refinery producing alumina	3,731,000 tonnes per year alumina

COPPER GROUP

Atlantic Copper Smelter (13%)	Huelva, Spain	100% Freehold	Flash smelting furnace/Pierce Smith convertor copper refinery	300,000 tonnes per year refined copper

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% Freehold	Flash smelting furnace/Flash convertor furnace copper refinery	335,000 tonnes per year refined copper

Palabora (49%)	Phalaborwa, South Africa	100% Freehold	Reverberatory Pierce Smith copper refinery	130,000 tonnes per year refined copper

INDUSTRIAL MINERALS

Boron	California, US	100% Freehold	Borates refinery	584,000 tonnes per year boric oxide

QIT-Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% Freehold	Ilmenite smelter	1,100,000 tonnes per year titanium dioxide slag, 900,000 tonnes per year iron

Richards Bay Minerals (50%)	Richards Bay, South Africa	100% Freehold	Ilmenite smelter	1,060,000 tonnes per year titanium dioxide slag

IRON ORE

Hlsmelt® (60%)	Kwinana, Western Australia	100% Leasehold	Hlsmelt® ironmaking plant producing pig iron	800,000 tonnes per year pig iron

IOC Pellet Plant (59%)	Labrador City, Newfoundland, Canada	100% Subleased land	Pellet induration furnaces producing multiple iron ore pellet types	12,500,000 tonnes per year pellet

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Financial review

Financial risk management
The Group’s policies with regard to risk management are clearly defined and consistently applied. They are a fundamental tenet of the Group’s long term strategy.
     The Group’s business is mining and not trading. The Group only sells commodities it has produced. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow, obviating the need to use derivatives or other forms of synthetic hedging for this purpose. Such hedging is therefore undertaken to a strictly limited degree, as described below.
     The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.
     The Group’s financial statements and disclosures show the full extent of its financial commitments including debt and similar exposures. The Group’s share of the net debt of joint ventures and associates is also disclosed. It is not the Group’s practice to engineer financial structures as a way of avoiding disclosure.
     The risk factors to which the Group is subject that are thought to be of particular importance are summarised on page 7.
     The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. A statement on this is included in Corporate governance on pages 71 and 72.
     The Group’s policies with regard to currencies, commodities, interest rates and treasury management are discussed below.

Adjusted earnings
UK Financial Reporting Standard 3 allows presentation of an adjusted measure of earnings. As presented by Rio Tinto, this excludes the effect of exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the Group’s underlying performance. Except where otherwise indicated, earnings contributions from business units and business segments exclude the effect of these exceptional items. Adjusted earnings is reconciled with net earnings on page 82.

Group operating performance
2003 compared with 2002
Adjusted earnings of US$1,382 million were US$148 million below 2002. Including the exceptional items described below, net earnings at US$1,508 million compared with US$651 million reported for 2002.
     The weakening of the US dollar against the currencies in which most of the Group’s costs are denominated reduced earnings by US$412 million. The average levels of the

Australian dollar, Canadian dollar and South African rand were respectively 20 per cent, 11 per cent and 39 per cent stronger in 2003 than in 2002. The effect of these and other currency movements on operating costs was to reduce earnings by US$352 million. The effect of the shift in exchange rates on balance sheet values expressed in the functional currencies of the relevant units further reduced earnings and this charge was US$100 million more than the corresponding charge in 2002. Gains on currency hedges initiated by North, Ashton and Comalco, before they became wholly-owned subsidiaries in 2000, increased earnings by US$40 million relative to 2002.
     The prices of many products were stronger, increasing earnings by US$442 million. Copper prices averaged 13 per cent higher; gold 17 per cent and aluminium seven per cent. The copper price was 51 per cent higher at the end of the year than at the beginning and this led to a favourable effect from provisional pricing of US$39 million. Benchmark iron ore prices increased by nine per cent.
     Over the full year, seaborne thermal coal prices were on average seven per cent lower and realised uranium prices were lower due to some higher priced contracts expiring at Rössing.
     Overall, volume changes increased earnings by US$38 million. Lower gold and molybdenum volumes at Kennecott Utah Copper, as a result of reduced by product grades, partly offset volume growth from new mines at Diavik (diamonds) and West Angelas (iron ore) and capacity expansions at Escondida (copper) and Hamersley (iron ore). The benefit of higher gold grades at Grasberg, particularly in the first half of the year, was negated by lower production following a slippage in the mine in the fourth quarter of the year. Robust demand for diamonds enabled Argyle to reduce inventories. Volumes of titanium dioxide feedstock were affected by weak markets.
     Turning to costs, higher oil, power and gas prices reduced earnings by US$54 million. Average oil prices were US$3.50 per barrel or 14 per cent higher than in 2002. Gas prices in the US market were also higher and there were also increases in electricity prices, principally in New Zealand.
     Excluding the effects of energy prices and the US$106 million impact of inflation, cost increases reduced earnings by US$82 million. Two significant events adversely affected cost performance in the period. In the first half of the year, there was a three week smelter shut down at Kennecott Utah Copper as a result of the acid plant failure. The slippage at the Grasberg mine in the fourth quarter impacted both production volumes and costs.
     Costs at Coal & Allied were affected by higher demurrage caused by a shortage of rail capacity in the Hunter Valley. Lower earnings at Rio Tinto Iron & Titanium included a charge associated with the partial write down of a customer receivable.
     Excluding exceptional items, the effective tax rate at 28.8 per cent compares with 31.2 per cent for 2002. The lower charge in 2003 reflects reduced tax payments in the US and a number of one off benefits including a credit of US$8 million resulting from the proposed entry into the Australian tax consolidation regime, with effect from 1 January 2003.
     The Group continues to benefit from low interest rates thanks to its policy of having predominantly floating rate debt. The after tax net interest charge was US$36 million less than in 2002, due both to lower interest paid and higher capitalised interest. The net central cost of the Group’s pension schemes was about US$60 million higher than in 2002.
     The sale of the Fortaleza nickel mine was completed on 16 January 2004 and the profit on sale will, therefore, be taken up in 2004. However, the net earnings of Rio Tinto Brasil include a credit of US$32 million resulting from the reversal of part of an impairment provision relating to Fortaleza recorded in a previous year.
     The 2003 exceptional items of US$126 million relate to gains on the disposal of Kaltim Prima Coal, Peak and Alumbrera. No tax was payable on these gains.

2002 compared with 2001
Adjusted earnings of US$1,530 million for 2002 were US$132 million below 2001. After the exceptional charges described below, net earnings at US$651 million compared with US$1,079 million reported for 2001.
     Changes in selling prices and exchange rates reduced earnings by US$74 million. Average gold prices were 14 per cent higher than in 2001, but aluminium prices averaged eight per cent lower. Average copper prices were slightly down but there was a benefit from provisionally priced copper. Benchmark prices for iron ore and seaborne thermal coal fell. North American domestic coal prices improved with market fundamentals, as the effects of the California energy crisis in early 2001 flowed into contract prices. The negative variance due to exchange rate movements was principally a result of the Australian dollar being stronger relative to the US dollar.
     Higher volumes increased earnings by US$85 million. Demand for iron ore was extremely strong with Hamersley Iron achieving record production and shipments from the West Angelas mine beginning to ramp up. Diamond sales volumes were also higher than in 2001. There were lower gold volumes from the Group’s interest in Grasberg as a result of lower grades, particularly in the first half of the year.
     Excluding the effect of inflation, changes in costs benefited earnings by US$54 million. However, cost inflation more than offset this benefit, reducing earnings by US$76 million.
     The interest charge on the Group’s debt in 2002 was US$72 million lower than in 2001 although the level of debt did not

32	Rio Tinto 2003 Annual report and financial statements

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change significantly.
     Other variances reduced earnings by US$193 million compared with 2001. Of this, US$54 million resulted from the gain that was included in 2001 earnings as a result of the disposal of Norzink. There were also adverse variances on other corporate items, including pension costs. Earnings in 2002 suffered from the reduced value of pension fund assets associated with falling stock markets and from a reduction in the expected return on pension fund equity investments compared with that applied in previous years.
     Excluding exceptional items, the effective tax rate at 31.2 per cent was broadly in line with the previous year.
     Exceptional charges in 2002 of US$879 million, net of tax and outside shareholder interests, comprised provisions for the write down of asset carrying values of US$763 million and a charge relating to environmental remediation works at Kennecott Utah Copper (KUC) of US$116 million. US$480 million of the asset write downs related to KUC and US$235 million related to the Iron Ore Company of Canada.
     The increase in the expected cost of environmental remediation resulted from a significant change in the planned methodology for treatment of contaminated groundwater in the vicinity of the Bingham Canyon mine. The 2001 exceptional charge comprised provisions for the write down of asset carrying values.

Cash flow
2003 compared with 2002
The Group’s operating cash flow remained strong. Total cash flow from operations of US$3,486 million, including dividends from associates and joint ventures, was only seven per cent below 2002 despite ten per cent lower adjusted earnings.
     Tax paid includes an amount of US$106 million relating to the disputed tax assessments from the Australian Tax Office described in note 29 of the financial statements. The amount paid has been recorded as a receivable in these accounts because the directors believe that the relevant tax assessments are not sustainable.
     Investment in the business continued at a high level. Capital expenditure and financial investment of US$1,673 million was US$197 million less than 2002. Purchases of plant and equipment included the expansion of iron ore capacity and the construction of the Comalco Alumina Refinery. Purchases less sales of investments in 2002 of US$323 million mainly related to US Treasury bonds held as security for the deferred consideration on the North Jacobs Ranch acquisition, of which US$76 million were sold in 2003.
     Rio Tinto continues to explore opportunities to dispose of non core assets but only when such disposals are value creating. The sale of assets, principally Peak, Alumbrera and Kaltim Prima Coal generated a cash inflow of US$405 million.

2002 compared with 2001
Cash from operating activities together with dividends from joint ventures and associates totalled US$3,743 million in 2002, an increase of ten per cent compared with 2001. Tight control of working capital was reflected in reductions in accounts receivable and inventories totalling US$243 million, which largely reversed increases reported in 2001.
     Net investment in property, plant and equipment of US$1,417 million was at a similar level to that in 2001. The major areas of expansionary investment in 2002 were the Diavik diamond mine, the West Angelas iron ore mine, the Hail Creek coking coal development, Comalco’s alumina refinery and the first instalment on the purchase of additional coal reserves at North Jacobs Ranch.
     Disposals of businesses net of acquisitions generated US$127 million. This largely related to units acquired with Peabody’s Australian coal business in 2001, which the Group sold on as planned.
     Purchases of other investments absorbed a further US$323 million of cash. These investments included US$304 million of US Treasury bonds held as security for the deferred consideration on the North Jacobs Ranch reserves acquired during the period, which is payable over the next four years. Dividends paid were US$145 million higher than 2001 as a result of the change in policy for weighting of interim and final dividends announced in 2001.

Balance sheet
Shareholders’ funds increased by US$2,575 million to US$10,037 million mainly due to profits exceeding dividends by US$626 million and due to exchange rate movements of US$1,924 million. The most significant of these was the strengthening of the Australian dollar by 32 per cent against the US dollar. Net debt reduced by US$101 million to US$5,646 million. The ratio of net debt to total capital improved from 41 per cent, at 31 December 2002, to 34 per cent at 31 December 2003. Interest was covered 11 times.
     As detailed in note 18 to the Financial statements, US$2,194 million (36 per cent) of the Group’s borrowings at the end of 2003 will mature in 2004. Of this, US$1,687 million was commercial paper, mainly raised through markets in the US. Although US$1,100 million of this is backed by bank standby facilities expiring after one year, it is regarded as short term debt under UK accounting rules. Under Australian and US accounting practices, commercial paper backed in this way would be grouped with non current borrowings, and the Group regards it as such in managing the maturity profile of its debt.
     At the year end, medium and long term borrowings (excluding the above commercial paper), totalled US$3,849 million. The amount issued under the US$3 billion European Medium Term Notes Programme was US$1,618 million of which US$70 million is repayable within one year. In addition to the above, the Group’s share of the third party net debt of joint ventures and associates totalled US$1,004 million at 31 December 2003, as detailed in note 14 to the Financial statements. Save for US$6 million, this debt is without recourse to Rio Tinto.

Liquidity and capital resources
Rio Tinto plc and Rio Tinto Limited continue to enjoy the strong long and short term credit ratings from Moody’s and Standard and Poor’s shown below.

	Long Term	Short Term	Outlook

Standard & Poor’s	A+	A-1	Stable
Moody’s	Aa3	P-1	Negative

The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. These ratings continue to provide financial flexibility and consistent access to debt via money or capital markets and enable very competitive terms to be obtained.
     The Group has access to the following markets for its financing requirements:

•	US and Canadian commercial paper markets
•	European Medium Term Note (EMTN) private placement
•	US, euro and sterling bond markets.

During 2003, the Group raised US$462 million in maturities of one to five years via its EMTN programme. In June 2003, the Group issued a US$600 million Global bond. Proceeds of these issues were employed to repay maturing term debt and commercial paper.
     The Group’s commercial paper programmes are fully backed by bank standby facilities which totalled US$2.75 billion at 31 December 2003, of which US$1.1 billion was on terms exceeding one year. These facilities can be drawn upon at any time in the unlikely event of disruption in the commercial paper market. These standby facilities are provided by strongly rated banking counterparties.
     As at 31 December 2003, the Group had contractual obligations other than short term debt in the form of commercial paper and bank borrowings repayable on demand arising in the ordinary course of business as follows:

	Total	Less	Between	Between	After 5
		than 1	1 and 3	3 and 5	years
US$m		year	years	years

Contractual cash
obligations
Debt (a)	4,208	359	1,638	1,764	447
Operating leases	131	38	34	12	47
Unconditional purchase
obligations	3,010	268	553	477	1,712
Other (b)	679	665	14	–	–

Total	8,028	1,330	2,239	2,253	2,206

(a) Debt obligations exclude commercial paper and bank borrowings repayable on demand
(b) Other relates to long term obligations including capital commitments

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Financial review continued

On the basis of the levels of obligations described above, the unused capacity under the Group’s commercial paper programmes, the Group’s anticipated ability to access debt and equity capital markets in the future and the level of anticipated internal cash generation, the directors believe that the Group has sufficient short and long term sources of funding available to meet its liquidity requirements.
     The Group’s committed bank standby facilities contain a financial undertaking that the Group’s consolidated income before interest and taxes for any annual accounting period shall not be less than three times consolidated interest payable for such period. The ratio for 2003 is well above this minimum. The Group does not have any financial agreements that would be affected to any material extent by a reduction in the Group’s credit rating.
     The Group’s policy is to centralise and minimise surplus cash balances whenever possible. The majority of cash balances are held in jurisdictions without exchange controls.

Exchange rates, reporting currencies and currency exposure
Rio Tinto’s assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and US dollars are the most important currencies influencing costs.
     In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A weakening of the US dollar against the currencies in which the Group’s costs are determined has an adverse effect on Rio Tinto’s net earnings. The approximate effects on the Group’s net earnings of ten per cent movements from the 2003 full year average exchange rates of the currencies having most impact on costs are as follows:

	Average	Effect of
	exchange rate	10% change
	for 2003	in full year
	in US cents	average US$m

Australian $	65	141±
Canadian $	71	26±
Rand	13	22±

These sensitivities are based on 2003 prices, costs and volumes and assume that all other variables remain constant. They take into account the effect of hedges maturing in 2004, as disclosed in note 28 to the Financial statements. These exchange rate sensitivities include the effect on operating costs of movements in exchange rates but exclude the impact through revaluation of foreign currency working capital. They should therefore be used with care.
     In the case of the Australian dollar, there is a significant degree of natural protection against cyclical fluctuations, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.
     Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial performance is measured and in which financial results are presented both internally and externally. It is also the natural currency for borrowing and holding surplus cash. Modest amounts of cash are held in other currencies for short term operational reasons.
     The Group finances its operations primarily in US dollars, either directly or using currency swaps, and a significant proportion of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange gains and losses relating to US dollar debt impact on the profit and loss accounts of such subsidiaries. However, such exchange gains and losses are excluded from the Group’s profit and loss account on consolidation with a corresponding adjustment directly to reserves. This means that financing in US dollars impacts in a consistent manner on the Group’s consolidated accounts irrespective of the functional currency of the particular subsidiary where the debt is located.
     Under US generally accepted accounting principles (GAAP), the above exchange differences must be charged against the profit for the year except to the extent that the US dollar debt is effective as a hedge of assets accounted for in US dollars in the particular companies in which the debt resides. This gives rise to an adjustment in the US GAAP reconciliation for 2003, increasing US GAAP earnings by US$623 million net of tax and outside shareholders’ interests; but no adjustment to US GAAP shareholders’ funds is required.
     The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board. As set out in note 28 to the Financial statements, as at 31 December 2003 there were forward contracts, including synthetic forwards, to purchase A$1,459 million, C$18 million and NZ$875 million in respect of future trading transactions. From the Group’s perspective, these forward contracts offset the impact of exchange rate variations on a portion of the local currency costs incurred by various subsidiaries. Much of the above hedge book was acquired with North Limited. North held a substantial hedge book on acquisition, which has been retained but is not being renewed as maturities occur.
      The Group has also entered into forward

currency contracts in respect of certain capital commitments. As at 31 December 2003, it held contracts to purchase A$393 million in respect of future committed capital expenditure.

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group.
Furthermore, cyclical movements of interest rates tend to compensate, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2003, only 13 per cent of the Group’s net debt was fixed rate. Based on the Group’s net debt at 31 December 2003, and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$30 million.

Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders.
     Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products are generally agreed annually or for longer periods with customers, although volume commitments vary by product.
     Approximately 40 per cent of Rio Tinto’s 2003 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
     The approximate effect on the Group’s net earnings of a ten per cent change from the full year average market price in 2003 for the following metals would be:

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	Average	Effect of 10%
	market price	change in full
	for 2003	year average
US$m

Copper	80 c/lb	109 ±
Aluminium	65 c/lb	95 ±
Gold	US$363/oz	52 ±

The above sensitivities are based on 2003 volumes and give the estimated impact on net earnings of changes in prices, assuming that all other variables remain constant. The relationships between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The sensitivities allow for the effect of the commodity hedges maturing in 2004, as disclosed in note 28 to the Financial statements.

Treasury management and financial instruments
Treasury activities operate as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls. Corporate funding and overall strategic management of Rio Tinto’s balance sheet is handled by the London based Group Treasury.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; and does not believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a floating rate obligation which is consistent with the Group’s interest rate policy. Currency swaps are used to convert debt or investments into currencies, primarily the US dollar, which are consistent with the Group’s policy on currency exposure management. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     The derivative contracts in which the Group is involved are valued for the purposes of the Financial instrument disclosures in the Financial statements by reference to quoted market prices, quotations from independent financial institutions or by discounting expected cash flows.

Dividends
Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars.
     Rio Tinto’s progressive dividend policy aims to increase the US dollar value of dividends over time, without cutting them in economic downturns. Rio Tinto plc shareholders receive dividends in pounds sterling and Rio Tinto Limited shareholders receive dividends in Australian dollars, which are determined by reference to the exchange rates applicable to the US dollar two days prior to the announcement of dividends. Changes in exchange rates could result in a reduced sterling or Australian dollar dividend in a year in which the US dollar value is maintained or increased. For 2002 and subsequently, the policy is that the interim dividend for each year in US dollar terms will be equivalent to 50 per cent of the previous year’s total US dollar dividends.

Critical accounting policies & estimates
Dual listed company reporting
As explained in detail, in the “Outline of dual listed companies’ structure and basis of financial statements”, the consolidated financial statements of the Rio Tinto Group deal with the results and assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited and their subsidiaries. They are prepared under UK GAAP and satisfy the obligations of Rio Tinto Limited, as laid down by the Australian Securities and Investments Commission. This annual report also includes reconciliation statements setting out the effect of the adjustments to net earnings and to shareholders’ funds for the Group that would be required, under Australian and under US GAAP. The US dollar is the presentation currency used in these financial statements, as it most reliably reflects the Group’s global business performance.
     The treatment of gains and losses on US dollar debt is described above in the section dealing with Exchange rates, reporting currencies and currency exposure.

Ore reserve estimates
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves of September 1999 (the JORC code). There are numerous uncertainties inherent in estimating ore reserves; and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation rates, asset carrying values and provisions for close down, restoration and environmental costs.
     The SEC has indicated that, for US reporting, historical price data should be used as a basis for ore reserve estimation. The application of such historical prices has led to reduced ore reserve quantities for US reporting purposes for certain of the Group’s operations. This increased the present value of the provision for close down costs, which increased the cumulative effect of the change in accounting principle recorded on implementation of FAS 143 in the US GAAP reconciliation for 2003. It also reduced US GAAP earnings for 2003 by a further US$82 million, largely as a result of higher depreciation charges.

Asset carrying values
Exceptional charges of US$583m in 2001 and US$879m in 2002, net of tax and minority interests, related largely to impairment of the balance sheet carrying values of certain of the Group’s businesses. No significant impairment charges occurred in 2003 but it will be necessary to keep under review in each future accounting period whether events or changes in circumstances may necessitate further adjustments to asset carrying values.
     The carrying values are assessed by reference to the net present values of forecast future cash flows. The cash flows are particularly sensitive to the long term values of two particular parameters: exchange rates and commodity selling prices. Management considers that over time there is a tendency for increases in prices to compensate to some extent for a reduction in the value of the US dollar (and vice versa). But such compensating changes are not synchronised and do not fully offset each other. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the US dollar weakens without commodity price offset, cash flows and therefore net present values are reduced.
     During 2003, the US dollar weakened by 32 per cent against the Australian dollar, by 22 per cent against the Canadian dollar, and 30 per cent against the South African rand. Towards the end of 2003, there were substantial increases in commodity prices, which have continued to rise in early 2004.
     Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices derived from analysis of supply and demand for particular products. These assessments often differ from current price levels and are updated periodically. For the majority of Rio Tinto’s businesses, by both number and by value, the net present value of the expected cash flows, using the most recent assessments, is substantially in excess of the carrying value in the balance sheet. For a minority of the businesses the carrying value is close to the net present value of the cash flows, using the most recent assessments. The effects of exchange rates and commodity price changes on the values of these units relative to their book values are monitored closely.

Environmental obligations
Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future

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Financial review continued

costs. Where the ultimate cost of environmental disturbance is uncertain, there may be variances from these cost estimates, which could affect future financial results.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, subsidiary companies have estimated their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

Post retirements benefits
Post retirement benefits are accounted for in accordance with Statement of Standard Accounting Practice 24, which requires gradual recognition of the surpluses and deficits that emerge as a result of variances from actuarial assumptions. The Accounting Standards Board has extended the transitional period before FRS 17 is required to be implemented. Under FRS 17, all deficits would be recognised in full and surpluses would be recognised to the extent that they are considered recoverable. FRS 17 transitional disclosures are included on pages 125 to 128. If FRS 17 had been applied in drawing up the 2003 financial statements, shareholders’ funds would have been US$650 million lower, including the impact of the level of stock markets at 31 December 2003, and net earnings would have been US$17 million higher.

Overburden removal costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in construction of the mine.
     Stripping of waste materials continues during the production stage of the mine. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. Those mining companies that expense stripping costs as incurred will report greater volatility in the results of their operations from period to period.
     Rio Tinto defers stripping costs for those operations where this is the most appropriate basis for matching costs with the related economic benefits, and the effect is material.
     The relationship between the “stripping ratio” in the period and that planned for the life of the particular mine is important in determining the amount, if any, of stripping costs that are deferred. The stripping ratio is generally calculated by dividing the tonnage of waste mined by the tonnage of ore mined during the relevant period. In these cases, deferral of stripping costs is not impacted by the reported ore grade. The costs to be deferred (or accrued) are those relating to the excess (or shortfall) of the current period stripping ratio compared with that projected for the life of the mine. The life of mine stripping ratio is based on the proven and probable reserves of the operation.
     In operations that experience material fluctuations in the stripping ratio on a year by year basis over the life of the mine, deferral of stripping costs is designed to smooth the cost of stripping allocated to individual reporting periods, generally in relation to the tonnage of ore mined. Stripping costs incurred in the period are deferred to the extent that the stripping ratio exceeds the life of mine stripping ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the stripping ratio falls short of the life of mine stripping ratio.
     In some operations, there are distinct periods of new development during the production stage of the mine. These may, for example, relate to a separate ore body or discrete section of the ore body. The new development will be characterised by a major departure from the life of mine stripping ratio. Excess stripping costs during such periods are deferred and subsequently amortised pro rata, generally to the tonnage of ore mined in the remaining life of the operation.
     Deferred stripping costs form part of the total investment in the relevant income generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.
     During 2003, production stage stripping costs incurred by subsidiaries and equity accounted operations exceeded the amounts charged against pre tax profit by US$109 million. The net book value carried forward in property, plant and equipment and in investments in joint ventures and associated companies at 31 December 2003 was US$671 million.
     Amortisation of deferred stripping costs is included in depreciation of property, plant and equipment or in the Group’s share of the results of its equity accounted operations, as appropriate.

Contingencies
Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Disclosure of material contingent assets is made where the inflow of economic benefits is probable. Contingencies are disclosed in note 29 on page 117. These include tax assessments of approximately A$500 million, which, based on Counsels’ opinion, the Group expects to be successful in challenging.

International financial reporting standards
To satisfy its reporting obligations in the UK and in Australia, the Group will be drawing up its financial statements for 2005 and subsequent years in accordance with

International Financial Reporting Standards.

Comparative figures
In the Operational review section, comparative figures have been restated to reflect the composition of each product group in 2003, as well as a change in the basis of attribution of post retirement costs to business units. These changes are explained in more detail on pages 132 and 133.

Forward looking statements
Forward looking statements are contained in this financial review and attention is drawn to the Cautionary statement on pages 7 and 8.

36	Rio Tinto 2003 Annual report and financial statements

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Operational review

Iron Ore group

Iron Ore	Iron Ore
(Rio Tinto share)	(Rio Tinto share)
million tonnes	million tonnes
MINED	RESERVES

Iron Ore
Earnings contribution
US$m

Note: 2002 excludes
exceptional charges
Rio Tinto’s Iron Ore group wholly owns Hamersley Iron in Western Australia. Hamersley Iron wholly owns five mines and also operates the 60 per cent owned Channar mine, a joint venture with an Australian subsidiary of the China Iron & Steel Industry & Trade Group Corporation.
     The Iron Ore group also includes Rio Tinto’s effective 53 per cent interest in Robe River Iron Associates’ two mines in Western Australia and Rio Tinto’s 59 per cent interest in the Iron Ore Company of Canada. The Iron Ore group operates both enterprises, which were acquired in 2000.
     In addition, the Iron Ore group includes the HIsmelt® direct smelting technology developed in Western Australia.
     At 31 December 2003, the group accounted for 25 per cent of Rio Tinto’s operating assets, an increase of four per cent over the year. In 2003, the group contributed approximately 18 per cent of the Group’s turnover and 36 per cent of adjusted earnings, up two and six per cent respectively on 2002. Adjusted earnings are explained on page 32.
     Late in the year, Rio Tinto reached agreement with its joint venture partners in Robe River to allow closer cooperation between the Pilbara operations of Hamersley Iron and Robe.
     Under the agreement, the two companies’ existing separate structures will continue, with no change to the ownership of Robe or Hamersley Iron or to the ownership of their respective assets. While preserving these structural elements, the agreement allows for continued cooperation and common usage of rail infrastructure; for closer cooperation and common usage of infrastructure areas such as port and power; and for closer cooperation in relation to the management of non infrastructure assets, including mobile and other mining equipment and site and corporate services.
     New entities will be formed to facilitate the implementation of the agreement. The entities will collectively be referred to as Pilbara Iron.
     Rio Tinto and the Robe River Joint Venture participants are working towards final documentation of the agreement, and implementation will be subject to obtaining any necessary Government approvals.
     In January 2004, Hamersley Iron announced iron ore price settlements that increased prices by 18.62 per cent for the contract commencing 1 April 2004.
     Chris Renwick, chief executive Iron Ore, is based in Perth, Western Australia.

FINANCIAL PERFORMANCE
2003 compared with 2002
The Iron Ore group’s contribution to 2003 earnings was US$499 million, US$47 million higher than in 2002.
     Demand for iron ore continued to be extremely strong throughout 2003, particularly from China, where imports of iron ore were

30 per cent higher than 2002. Strong demand for iron and steel in China bolstered demand for iron ore in other markets, with Japan, Korea and Taiwan all at record levels.
     Price increases reflected the strong market, with a nine per cent increase for 2003 achieved in May.
     In September Hamersley became aware that China Iron & Steel Industry Trade Group Corporation had entered into a conditional heads of agreement with Lynas Corporation Ltd to dispose of its 40 per cent interest in the Channar Joint Venture in return for cash and shares in Lynas under a transaction which remains incomplete. Hamersley subsequently issued proceedings in the Western Australia Supreme Court to protect confidential joint venture information. Those proceedings are continuing.

2002 compared with 2001
The Iron Ore group’s contribution to 2002 earnings was US$452 million, US$50 million lower than in 2001.
     After a relatively slow start, and with considerable uncertainty surrounding the future outlook, the performance of the world iron and steel industry improved markedly throughout 2002.
     Reflecting the early uncertainty, global iron ore prices declined in 2002 by 2.4 per cent for fines, 5.0 per cent for lump and 5.5 per cent for pellets. However, as demand grew through the year, especially from China, shipments increased quarter by quarter, leading to some delays in loading vessels and consequent demurrage costs towards the end of the year.
     An exceptional charge of US$235 million relating to the impairment of asset carrying values at IOC was recorded in the fourth quarter of 2002.

Hamersley Iron (Rio Tinto: 100 per cent)
Hamersley Iron’s six mines in Western Australia, 630 kilometre dedicated railway, and port and infrastructure facilities at Dampier are run as one operation. Hamersley Iron employs approximately 2,100 people.
     In 2003, Hamersley Iron completed option analysis studies to increase its system capacity to ensure its ability to meet the needs of customers and the strong growth in demand for iron ore, particularly in China.
     As a consequence, in December, Rio Tinto approved projects to expand the Dampier port and the Yandicoogina mine worth a total of US$920 million, with US$200 million of this committed to long lead time capital items.
     The port expansion will increase Dampier’s export capacity from 74 million tonnes per annum to 116 million tonnes per annum. The Yandicoogina mine expansion will increase output to 36 million tonnes per annum from the 24 million tonne per annum capacity it will achieve in 2004.
     Construction on both projects began in December 2003. Commissioning of the

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Operational review continued

36 million tonne Yandicoogina mine expansion is expected in early 2005. Completion of the port expansion is scheduled for late 2005, with progressive commissioning from early 2006.
     Studies are continuing into providing additional rail, power and other infrastructure to complement the new port and mine requirements. Studies into further new mine capacity to meet future growth in demand are also being advanced.
      Construction of the US$64 million Eastern Range mine continued on target for a production start in early 2004. Located ten kilometres east of Paraburdoo, the mine will service an unincorporated joint venture between Hamersley Iron and Shanghai Baosteel Group Corporation, China’s largest iron and steel maker. The joint venture, in which Hamersley Iron holds a 54 per cent equity share, will supply about ten million tonnes of standard Hamersley Iron ore products per year over 20 years.

2003 operating performance
Hamersley Iron’s total production in 2003 was a record 73.4 million tonnes, 5.2 million tonnes more than in 2002. Rio Tinto’s share of this production was 69.3 million tonnes.
     Shipments by Hamersley Iron totalled a record 74.3 million tonnes, including sales through joint ventures. Hamersley Iron’s shipments to China also reached a record level at 33.9 million tonnes, making China by far the single largest destination for Hamersley Iron ore.
     Production from all mines was stretched to achieve these levels, placing cost and other operating stresses on the Hamersley Iron system. Maintenance programmes were maintained to ensure continued ability to service growing market demand, including the first changeout of the Channar mine’s 20 kilometre conveyor belt since the mine began production in 1990.
     The Brockman mine reopened in February 2003, following a major refit to lift capacity to approximately eight million tonnes per year, allowing it to service the adjacent Nammuldi mine.
     The Pilbara Rail Company, formed in 2002, which effectively integrates the rail networks of Hamersley Iron and Robe River into a single operation, continued to deliver operating savings through rolling stock, track maintenance and operational efficiencies. Further new track was built in 2003 to duplicate a 50 kilometre section of the main line, and additional locomotives and ore cars were commissioned to enhance the overall system capacity.
     In the spirit of closer cooperation with Robe, Hamersley Iron for the first time shipped product from its Yandicoogina mine through Robe’s Cape Lambert port facilities in October, increasing operational flexibility and helping to relieve congestion at Dampier.
     The US$55 million structured cost saving programme begun in 2001 was completed in 2003, but was offset by higher costs incurred to stretch output. Key sustainable savings achieved included: ongoing operational improvements including benefits realised from Pilbara Rail; continued improvement in labour productivity, including benefits flowing from the consolidation of information technology and accounting resources into a shared services group for Rio Tinto in Western Australia; and savings accrued from a large number of targeted projects including rescheduling of operations, procurement benefits and capital investment. Additional costs arose from the need to ensure competitive remuneration in the Pilbara.
     Hamersley Iron continued to work sustainable development principles into its daily operations throughout the year, using a modified version of its decision making methodology to enhance stakeholder engagement in the port and Yandicoogina expansion projects. In November 2003, Hamersley Iron also achieved certification under ISO 14001 for its environmental management system.
     Ore reserves changed in line with delineation drilling to improve confidence, annual extraction and updated mine planning. Ore reserves are now expressed by material type to clarify their likely use.

Hamersley Iron’s total sales of iron ore to major markets in 2003

Million tonnes

China	33.9
Japan	19.0
Other Asia	16.0
Europe	5.4
Total	74.3

Note: This table includes 100 per cent of all sales through joint ventures.

Robe River Iron Associates (Rio Tinto: 53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) also have interests. Robe is the world’s fourth largest seaborne trader in iron ore, employing approximately 735 people.
     The company operates two open pit mining operations in Western Australia. Mesa J is located in the Robe Valley, north of the town of Pannawonica. The mine produces Robe River fines and lump, which are pisolitic iron ore products. The West Angelas mine, opened in 2002, is located approximately 100 kilometres west of the town of Newman. The mine produces West Angelas fines and lump, which are Marra Mamba iron ore products.
     The mine schedule for West Angelas production capacity is being accelerated. Mine production reached an annualised rate of 18 million tonnes per year in December 2003, and West Angelas is on schedule to reach its original design rate of 20 million tonnes per year by the end of the first quarter of 2004, two years earlier than planned. This will increase Robe’s production capacity to a nominal 50 million tonnes per year. In 2003, Robe obtained approval to expand West Angelas to 25 million tonnes per year. Work is scheduled to begin on the US$105 million expansion in early 2004 and is expected to be complete by mid 2005.
     Robe uses a dedicated rail system, operated by Pilbara Rail, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert for export.
     Robe exports under medium and long term supply contracts with major integrated steel mill customers in Japan, Europe, South Korea and China.

2003 operating performance
Robe’s total production in 2003 was a record 45.1 million tonnes, comprising 32 million tonnes from Pannawonica, and 13.1 million tonnes from West Angelas.
     Total sales were 43.9 million tonnes, with strong demand for Robe products in all major markets. Sales included 31.1 million tonnes from Pannawonica and 12.8 million tonnes of West Angelas. Sales growth was based on increased West Angelas tonnage availability, and focused primarily on Japan, where all customers exercised their tonnage options. Further penetration of the Chinese market was also achieved. Increased marketing effort in China resulted in the signing of long term agreements with large steel mill customers. The mine development schedule for West Angelas has been accelerated in response to high customer demand.
     The business met the challenges presented by the accelerated West Angelas production schedule, along with the introduction of new processes at the port and business improvement activities occurring at all sites. At both Pannawonica and West Angelas increased focus was placed on waste stripping and improved equipment availability. This year improved business planning processes were introduced to ensure effective communication and coordination between the sites.
     Robe’s safety performance continued to improve, with sustained use of behaviour based safety tools such as peer observations and hazard identifications. Increased priority has been placed on prompt reporting and investigation of near misses.

Robe’s total sales of iron ore to major markets in 2003

Million tonnes

Japan	26.2
Europe	9.4
Other Asia	3.1
China	5.2
Total	43.9

Iron Ore Company of Canada (Rio Tinto: 58.7 per cent) Following a capital restructuring, Rio Tinto’s interest in Iron Ore Company of Canada (IOC) increased from 56.1 per cent to 58.7 per

38	Rio Tinto 2003 Annual report and financial statements

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cent in December 2002. Mitsubishi (26.2 per cent) and the Labrador Iron Ore Royalty Income Fund (15.1 per cent) are also shareholders in IOC, Canada’s largest iron ore pellet producer. IOC operates an open pit mine, concentrator and pellet plant at Labrador City, Newfoundland, together with a 420 kilometre railway to port facilities and the partially refurbished pellet plant at Sept-Iles, Quebec.
     Products are transported on IOC’s Quebec North Shore and Labrador Railway to Sept-Iles. The port is open all year and handles ore carriers of up to 255,000 tonnes. IOC exports its concentrate and pellet products to major North American, European and Asia Pacific steel makers.
     The Sept-Iles pellet plant remains closed, following the suspension in September 2001 of the US$240 million refurbishment project. IOC employs approximately 1,900 people and in April 1999, signed a five year agreement with the United Steelworkers of America. This is due for renegotiation at the end of February 2004.

2003 operating performance
The year was another challenging one for IOC. Difficult market conditions continued in North America as the steel industry there continued to restructure. Despite this, pellet sales volumes reached a record high through increased sales to existing customers in Europe and the Asia/Pacific.
     Pellet production returned to 2001 levels, well above 2002. However, IOC experienced operational difficulties, particularly with the commissioning of the control system on its ATO (Automatic Train Operation) system in the first half. This lead to a shortfall in planned concentrate production for the year.
     During 2003, IOC maintained its focus on the cost reduction programme that commenced in 2002 and workforce reductions continued as planned under the accelerated retirement programme. IOC also made gains in improving the reliability of key production systems, positioning it for 2004. Emphasis on improved safety performance continues.

IOC’s total sales of iron ore to major markets in 2003

Million tonnes

North America	4.7
Europe	6.5
Asia Pacific	3.7
Total	14.9

IRON ORE GROUP PROJECTS
HIsmelt® (Rio Tinto: 60 per cent)
Construction began in January 2003 on a HIsmelt® plant at Kwinana in Western Australia. The HIsmelt® process is a revolutionary direct iron smelting technology developed largely by Rio Tinto that will convert iron ore fines into high quality pig iron (96 per cent iron content) without the use of coke ovens and sinter plants. Notably, the technology allows efficient processing of ore fines with higher levels of impurities, the current market for which is limited using standard blast furnace technology and operating techniques.
     The HIsmelt® project at Kwinana is a joint venture between Rio Tinto (60 per cent interest through its subsidiary, HIsmelt® Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (ten per cent), and Chinese steel maker Shougang Corporation (five per cent).
     The plant will have a production capability of 800,000 tonnes per year and the project is on budget and on schedule to commence production at the end of 2004.
     In 2003, HIsmelt® signed a process licence agreement with the Laiwu Steel Group Ltd. of China to allow for the development of an iron making facility using HIsmelt® technology.

Rio Tinto 2003 Annual report and financial statements	39

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Operational review continued

Energy group

Coal	Coal
(Rio Tinto share)	(Rio Tinto share)
million tonnes	million tonnes
MINED	RESERVES

Energy
Earnings contribution
US$m

Note: 2003 and 2002
exclude exceptional items

Rio Tinto Energy group’s coal interests are in Australia and the US. They supply internationally traded and domestic US and Australian markets. Following the disposal of Rio Tinto’s coal interest in Colombia in early 2000, acquisitions in late 2000 and early 2001 enhanced the existing interests in New South Wales, Australia. During 2003, Rio Tinto’s 50 per cent interest in Kaltim Prima Coal was sold to an Indonesian company. The group also includes Rössing in Namibia and Energy Resources of Australia. Both companies supply uranium oxide for use in electricity generation.
     In 2003, Rio Tinto formed a single management organisation to manage the Energy group’s coal assets in Australia. Rio Tinto and Coal & Allied Industries (Rio Tinto 75.7 per cent) agreed to combine Coal & Allied corporate and service functions with those of Pacific Coal to increase efficiencies and lower costs. Pacific Coal (Rio Tinto 100 per cent) was renamed Rio Tinto Coal Australia (RTCA). Effective 1 February 2004, RTCA will manage both Pacific Coal’s existing assets and Coal & Allied’s assets in the Hunter Valley in a centralised management structure which provides for shared costs.
     At 31 December 2003, the Energy group accounted for 14 per cent of Group operating assets and, in 2003, contributed 20 per cent of Rio Tinto’s turnover and 11 per cent of adjusted earnings. Adjusted earnings are explained on page 32.
     Preston Chiaro, chief executive Energy, is based in London.

FINANCIAL PERFORMANCE 2003
compared with 2002
The Energy group’s 2003 contribution to earnings was US$157 million, US$196 million lower than in 2002.
     In Indonesia, earnings from Kaltim Prima Coal up to the time of its sale to Indonesian interests in October were US$31 million.

2002 compared with 2001
The Energy group’s earnings contribution in 2002 at US$353 million was US$20 million lower than in 2001. A strengthening Australian dollar and higher costs associated with flooding and high wall instability at Cordero Rojo were the main components of the lower result.

Kennecott Energy (Rio Tinto: 100 per cent) Kennecott Energy (KEC) wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. KEC also manages the Group’s interest in Colowyo Coal LP in Colorado, US and in total employs approximately 1,700 people.
     One of the largest US producers, KEC sells to electricity generators predominantly in mid-western and southern states. Sales are made under multiple year contracts and on a spot basis for one year or less.
     The domestic US market for low sulphur coal continues to grow due to its competitive cost per delivered energy unit and restrictions on sulphur emissions by utilities. In the longer term, continued strong demand for low sulphur coal is projected following the announcement of construction of new coal fired generating capacity in the US.

2003 operating performance
KEC’s attributable production of 108 million tonnes of coal was three per cent higher than in 2002 as a result of higher demand for Antelope and Jacobs Ranch coals, partially offset by lower production at Cordero Rojo and Colowyo. Geotechnical instability at Cordero Rojo resulted in a change in mining methods that reduced production whilst Colowyo reduced production in line with market demand. Earnings of US$88 million were slightly lower than 2002 earnings of US$90 million. This decrease represents higher volumes that were offset by higher costs to mine at Cordero Rojo and higher fuel prices.
     In November 2003, KEC streamlined administrative staffing among its five operating mines and its headquarters office to improve the efficiency of operations.
     KEC demonstrated a considerably better safety performance in 2003, with a 39 per cent improvement in the lost time injury frequency rate.

Rio Tinto Coal Australia (RTCA)
(Rio Tinto: 100 per cent)
RTCA, formerly Pacific Coal, manages the Group’s Australian coal interests. These comprise Blair Athol (Rio Tinto 71 per cent), Kestrel (Rio Tinto 80 per cent), Tarong (Rio Tinto 100 per cent) and Hail Creek coal mines (Rio Tinto 92 per cent) and the Clermont deposit (Rio Tinto 50 per cent). Effective 1 February 2004, RTCA will also provide management services to Coal & Allied for day to day operation of its four mines.
     Around 60 per cent of Blair Athol thermal coal is sold under contracts extending to 2010 to its two Japanese joint venture partners. The rest is sold by long term and annual agreements to European and Southeast Asian customers.
     Production from the wholly owned Tarong mine is sold to Tarong Energy Corporation, an adjacent State owned power utility. A ten year contract for up to seven million tonnes annually expires in 2011.
     Kestrel is an underground mine where thermal and metallurgical coal production recommenced in June 1999. Sales to customers in Japan, south east Asia, Europe and Central America are generally on annual agreements.
     Construction of the 5.5 million tonnes per annum Hail Creek metallurgical coal project is essentially complete. Development of the project in central Queensland commenced in 2001 and the mine was officially opened on 5 November 2003. Production of high quality metallurgical coal commenced in July 2003 with commercial shipments beginning in October. Market acceptance has been strong in all markets, particularly China.
     RTCA employs some 1,052 people (including regular contractors).

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2003 operating performance
RTCA’s earnings of US$70 million were 48 per cent lower than in 2002 due to the unfavourable exchange rate movement and lower thermal coal prices. Export prices were down seven per cent and domestic prices down 25 per cent. There were also increased costs at Kestrel and Tarong.
     Production at Blair Athol increased from 11.8 million tonnes to 12.5 million tonnes while sales were 12.6 million. Kestrel’s production decreased by 19 per cent to 3.3 million tonnes while shipments of 3.7 million tonnes of coking and thermal coal were in line with 2002. Production in 2003 was impacted by poorer mining conditions in the last longwall panels in the 200 series mining area. Mining from the new Ti Tree area, predominantly coking quality coal, commenced in January 2004. At Tarong, production increased to 6.5 million tonnes in line with increased demand at Tarong Energy Corporation. Hail Creek production commenced in July 2003. Production and sales were 0.9 million tonnes of which 0.7 million tonnes were shipped.
      In late 2002, Hail Creek commenced the recruitment of its operating employees. The 16 former employees retrenched from Blair Athol in 1997 applied but were unsuccessful in gaining employment at Hail Creek. The Construction, Forestry, Mining and Energy Union (CFMEU) successfully applied to the Australian Industrial Relations Commission for an Exceptional Matters Order that requires Hail Creek to grant preferential employment to the former employees unless the company is able to satisfy the Commission that the employees are not suitable.
     The company has challenged the order before the Federal Court of Australia. The hearing is scheduled for February 2004. Until this challenge is determined, Hail Creek must comply with the order.
     The improved safety performance of 2002 was not sustained. Safety performance during 2003 returned to the levels of 2001.

Coal & Allied Industries
(Rio Tinto: 75.7 per cent)
Coal & Allied Industries (Coal & Allied) is publicly listed on the Australian Stock Exchange and had a market capitalisation of A$2.0 billion (US$1.5 billion) at 31 December 2003. In 2003, Coal & Allied, through a committee of independent directors, negotiated an agreement with Rio Tinto to combine Coal & Allied’s corporate and management functions with those of Rio Tinto Coal Australia. The combined management organisation reduces costs, achieves economies of scale and removes duplicated functions for both Coal & Allied and Rio Tinto.
     Coal & Allied’s assets are all located within the Hunter Valley in New South Wales, Australia. It wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations and a 55.57 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal &

Allied also has a 37 per cent interest in Port Waratah Coal Services.
     Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and in Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under a combination of long term contracts and spot business.

2003 operating performance
A loss of US$24 million was incurred as a result of the stronger Australian dollar, lower coal prices and increased demurrage costs, compared with earnings of US$68 million in 2002. Good progress was made in implementing operational cost reductions including the agreement to combine corporate and management functions with those of RTCA in order to improve performance in 2004 and beyond.
     Rio Tinto’s share of coal production was 15.4 million tonnes, a reduction of 13 per cent on 2002, principally resulting from divestments in 2002 and operational changes in 2003 to reduce saleable production to align with market conditions.
     Abnormal vessel queues at the port of Newcastle and rail congestion in the Hunter Valley rail system increased demurrage costs. Coal & Allied is working with the other parties to increase the productivity of the logistical chains in the Hunter Valley. However, congestion remains an issue for 2004.
     Agreement was reached with the joint venture partners at Mount Thorley and Warkworth to integrate operations to improve efficiencies and reduce costs. Workforce agreements were agreed at Warkworth, Mount Thorley and Hunter Valley operations in late 2003.

Rössing Uranium (Rio Tinto: 68.6 per cent)
Rössing produces and exports uranium oxide from Namibia to European, US and Asia Pacific electricity producers. Production has been lower than the 4,500 tonnes per year capacity for some years due to market conditions. Rössing employs approximately 800 people.

2003 operating performance
Total production of 2,401 tonnes of uranium oxide was lower than 2002 as a result of a shutdown at the start of the year to install a new tailings conveyor system. Expiring long term higher priced sales contracts were replaced by contracts in line with 2003 market prices. These lower realised prices combined with the strengthening of the Namibian dollar against the US dollar resulted in a loss of US$19 million compared with a US$23 million profit in 2002. Initiatives to deliver cost savings continued. Plans to extend the current open pit for production beyond 2007 were suspended.
     In 2003, Rössing’s safety performance continued to improve with a 41 per cent reduction in the lost time injury frequency rate.

Energy Resources of Australia
(Rio Tinto: 68.4 per cent)
Energy Resources of Australia Ltd (ERA) is publicly listed and had a market capitalisation of A$0.6 billion (US$0.5 billion) at 31 December 2003. ERA employs approximately 240 people with 12 per cent of the operational workforce represented by Aboriginal people.
     ERA produces uranium oxide at the Ranger open pit mine, 260 kilometres east of Darwin in the Northern Territory. ERA also has title to the nearby Jabiluka mineral lease, which in 2003 was put on long term care and maintenance. Ranger has a 5,500 tonnes per year capacity and began production in 1981. Estimated ore reserves are sufficient for more than eight years at current mining rates. ERA’s operations including Jabiluka have been progressively surrounded by, but remain separate from, the World Heritage listed Kakadu National Park and especially stringent environmental requirements and governmental oversight apply. ERA in 2003 was certified under ISO 14001 for its environment management system. Uranium oxide from Ranger is sold to base load electricity utilities in Japan, Korea, Europe and North America.

2003 operating performance
Uranium oxide production totalling 5,134 tonnes was higher than the previous year in response to greater sales commitments. Stronger prices were offset by the strengthening Australian dollar and resulted in earnings of US$11 million, a reduction of US$1 million from 2002.
     Safety performance for 2003 deteriorated against 2002 in terms of lost time injuries.

ENERGY GROUP PROJECTS
Clermont Coal (Rio Tinto: 50 per cent)
The Clermont deposit is near RTCA’s Blair Athol mine. It is suited to open cut development. A prefeasibility study of the project was completed in 2003. A feasibility study is planned to commence in 2004. Integration options with Blair Athol are available following the signing of a strategic alliance agreement by the Blair Athol and Clermont Joint Ventures. JPower (EPDC) joined the Clermont Joint Venture after acquiring a 15 per cent interest from Rio Tinto and Mitsubishi.

Mount Pleasant (Rio Tinto: 75.7 per cent) Development of the Mount Pleasant project continued with a prefeasibility study being undertaken in 2002 and further optimisation work in 2003.

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Operational review continued

Industrial Minerals group

Borates	Borates
(Rio Tinto share)	(Rio Tinto share)
’000 tonnes B2O3 content	’000 tonnes B2O3 content
PRODUCTION	RESERVES

Titanium dioxide	Titanium dioxide
(Rio Tinto share)	(Rio Tinto share)
’000 tonnes	’000 tonnes
PRODUCTION	RESERVES

Industrial Minerals
Earnings contribution
US$m

Rio Tinto’s Industrial Minerals group produces borates, industrial salt, talc and titanium dioxide feedstock. Rio Tinto Borax, Rio Tinto Iron & Titanium, Luzenac’s talc operations and Dampier Salt, its principal businesses, are leading suppliers of their products.
     The Industrial Minerals group employed approximately 7,000 people in 2003.
     At 31 December 2003, the Industrial Minerals group accounted for 13 per cent of the Group’s operating assets and contributed approximately 15 per cent of Rio Tinto’s turnover and 11 per cent of adjusted earnings in 2003. Adjusted earnings are explained on page 32.
     Tom Albanese, chief executive Industrial Minerals, is based in London.

FINANCIAL PERFORMANCE
2003 compared with 2002
Industrial Minerals’ contribution to 2003 earnings was US$154 million, 46 per cent lower than in 2002, reflecting the significant weakening of the US dollar against both the Canadian dollar and South African rand and continued weakness across North American and European markets.
     Rio Tinto Borax earnings were eight per cent lower at US$80 million. The cost base was negatively impacted by higher natural gas and diesel prices, rising employee benefit costs in California and net one off charges.
     Rio Tinto Iron & Titanium earnings at US$47 million were 71 per cent lower than in 2002 due to the effect of the weak US dollar, soft market conditions and a charge associated with the writedown of a customer receivable in 2003.

2002 compared with 2001
Industrial Minerals’ contribution to earnings in 2002 was US$286 million, 11 per cent lower than in 2001, reflecting weaker market conditions and reduced pension credits.
     Rio Tinto Borax’s 2002 earnings were 15 per cent lower at US$87 million. Cost improvements were more than offset by reduced pension credits on lower market returns and a higher effective tax rate.
     Rio Tinto Iron & Titanium (RIT) earnings at US$161 million in 2002 were 11 per cent lower than in 2001 due both to market conditions and the effect of reduced pigment demand in 2001.

Rio Tinto Borax (Rio Tinto: 100 per cent)
Rio Tinto Borax’s Boron mine in California’s Mojave Desert is the world’s largest borate mine. Borates are used in the US for vitreous applications, such as fibreglass, glass wool, high temperature glasses and enamels. The perborate industry, a major market in Europe, uses borates as bleach in detergents. Other uses include ceramics, fertilisers, flame retardants, wood preservatives and corrosion inhibitors.
     Rio Tinto Borax’s US and UK research laboratories provide technical support and participate in collaborative projects with customers.

2003 operating performance
Net earnings from Rio Tinto Borax at US$80 million were eight per cent below the previous year. Production of borates was six per cent higher than 2002 at 559,000 tonnes. Sales were four per cent higher than 2002, due to the combined impact of euro denominated sales and volume growth in the North American and Asian markets. The cost base was affected by higher natural gas and diesel prices, rising employee benefit costs in California and net one off charges.
     An expansion of boric acid capacity at Boron was announced in 2003 and is scheduled to come on stream in 2005 to meet rising global demand for boric acid.

Rio Tinto Iron & Titanium
(Rio Tinto: 100 per cent)
Rio Tinto Iron & Titanium (RIT) comprises the wholly owned QIT-Fer et Titane (QIT) in Quebec, Canada and the 50 per cent interest in Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa. Both produce titanium dioxide feedstock used by customers to manufacture pigments for paints and surface coatings, plastics and paper, as well as iron and zircon co-products.
     QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. Its upgraded slag (UGS) plant supplies the growing chloride sector and is designed for expansion in line with demand up to a capacity of 600,000 tonnes per year from its current level of 250,000 tonnes. During 2003, RIT announced an expansion of its UGS plant to 325,000 tonnes per annum, with new production scheduled to commence by early 2005.
     RBM’s ilmenite has a low alkali content which makes its feedstock suitable for the chloride pigment process. RBM can sustain one million tonnes of feedstock production annually.

2003 operating performance
Earnings from Rio Tinto Iron & Titanium (RIT) of US$47 million were 71 per cent lower than in 2002. The weakening US dollar had a significant adverse effect on the result, as did the combined impact of the absence of a one off benefit in 2002 and a charge associated with the write down of a customer receivable in 2003.
     Titanium dioxide pigment demand decreased slightly in 2003. The titanium dioxide feedstock side of the industry continued to be affected by the oversupply of conventional grade chloride feedstocks and persistent high feedstock inventory levels at some pigment producers. In contrast, demand for very high grade feedstock products, such as UGS, remains strong. Overall, RIT shipments of titanium dioxide feedstocks were lower in 2003, reflecting both market conditions and the effect of new capacity in the market. Production at both QIT and RBM was curtailed accordingly.

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     Demand for iron and steel co-products improved during 2003, with increased demand and higher prices. Zircon markets continued to tighten, with demand from China being particularly strong.

Dampier Salt (Rio Tinto: 64.9 per cent)
Dampier Salt (DSL), now the world’s largest salt exporter, produces industrial salt by solar evaporation at Dampier, Port Hedland and Lake MacLeod, and also mines gypsum at Lake MacLeod, in Western Australia.
     The chemical industry in Asia is the principal customer for DSL’s salt whilst gypsum’s main use is in wallboard and cement manufacture.

2003 operating performance
Dampier Salt’s earnings were US$10 million in 2003, 58 per cent lower than 2002. While shipments of salt and gypsum increased by four and 13 per cent respectively, margins were severely eroded by the rise of the Australian dollar, the extremely tight freight market and excess salt supply capacity. Salt production was in line with 2002, at 7.1 million tonnes (Rio Tinto share: 4.6 million tonnes).
     A new process plant at Dampier was approved to reduce costs and improve product quality. Construction should be complete by the end of 2004.

Luzenac Group (Rio Tinto: 99.9 per cent)
The Luzenac Group operates talc mines, including the world’s largest in south west France, and processing facilities in Australia, Austria, Belgium, Canada, France, Italy, Japan, Mexico, Spain, the UK and the US.
     Luzenac products are used internationally. Principal uses are in paper, paints, cosmetics, ceramics, agricultural and plastics industries.

2003 operating performance
Earnings in 2003 at US$17 million were 21 per cent higher than the previous year. Luzenac’s production in 2003 was two per cent higher than 2002 at 1.36 million tonnes.
     Sales volumes were maintained from 2002, while improvements in pricing were partially offset by the effect of the sales mix.
     The key paper and polymer markets remained weak in 2003 on both sides of the Atlantic, while Asia continued to demonstrate strong volume growth.
     There was continued rationalisation of operating and service sites, which contributed a number of one off redundancy and restructuring charges.

INDUSTRIAL MINERALS GROUP
PROJECTS
QIT Madagascar Minerals
(Rio Tinto: 80 per cent)
RIT manages QIT Madagascar Minerals (QMM), in which an agency of the Government of Madagascar has a 20 per cent interest. QMM was formed to evaluate and, if appropriate, develop large mineral sand deposits in the south east of Madagascar.
     In November 2001, QMM was granted an environmental permit by the Government for the proposed minerals sands project. The permit requires QMM to comply with a full range of social and environmental obligations throughout the life of a project.
     A feasibility study is progressing and RIT is working with the Government, as well as all other interested and affected parties, with a view to developing the project.

Rio Colorado Potash (Rio Tinto: Option to acquire 100 per cent)
In 2003, Rio Tinto entered into an option agreement to acquire 100 per cent of Potasio Rio Colorado SA, an Argentine company holding the mineral rights and other assets of the Rio Colorado potash project. The project is located 1,000 kilometres south west of Buenos Aires, in the provinces of Mendoza and Neuquen. The option runs until late 2005, during which time Rio Tinto will evaluate the commercial potential for developing the project.

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Operational review continued

Aluminium
group
Weipa bauxite	Weipa bauxite
(Rio Tinto share)	(Rio Tinto share)
million tonnes	million tonnes
MINED	RESERVES

Alumina	Aluminium
(Rio Tinto share)	(Rio Tinto share)
’000 tonnes	’000 tonnes
PRODUCTION	PRODUCTION

Rio Tinto Aluminium
Earnings contribution
US$m

Rio Tinto’s Aluminium group encompasses its wholly owned, integrated aluminium subsidiary, Comalco and its 51 per cent share in Anglesey Aluminium. Rio Tinto acquired the publicly held 27.6 per cent of Comalco in 2000. Management responsibility for Anglesey Aluminium was transferred from the Copper group to Aluminium in June 2003.
     At 31 December 2003, the Aluminium group accounted for 21 per cent of Rio Tinto’s operating assets and in 2003 contributed 16 per cent of Group turnover and 14 per cent of adjusted earnings. Adjusted earnings are explained on page 32.
     Sam Walsh, chief executive Aluminium, is based in Brisbane, Queensland.

FINANCIAL PERFORMANCE
2003 compared with 2002
Rio Tinto Aluminium’s contribution to 2003 earnings was US$200 million, a decrease of 22 per cent.
     Stronger aluminium prices increased earnings by US$51 million with the average three month price in 2003 at 65 US cents per pound compared with 61 US cents per pound in 2002. The effect of the weakening US currency reduced Rio Tinto Aluminium’s earnings by US$111 million.

2002 compared with 2001
Rio Tinto Aluminium’s contribution to 2002 earnings was US$256 million, a decrease of 22 per cent from 2001.
     Lower prices reduced earnings by US$44 million with the average three month aluminium price in 2002 at 61 US cents per pound compared with 66 US cents in 2001. The strengthening Australian and New Zealand currencies reduced Rio Tinto Aluminium’s earnings by US$13 million.

Rio Tinto Aluminium
(Rio Tinto: 100 per cent)
Rio Tinto Aluminium is a major supplier of bauxite, alumina and primary aluminium to world markets. It employs some 4,200 people.
     Rio Tinto Aluminium has a large, wholly owned bauxite mine on Cape York Peninsula, Queensland. Approximately 90 per cent of the bauxite from Weipa is shipped to alumina refineries at Gladstone, Queensland and Sardinia, Italy. It is also entitled to four per cent of bauxite output from the Boké mine, Guinea, West Africa.
     Rio Tinto Aluminium has a 56.2 per cent consortium interest in Eurallumina and increased its interest in Queensland Alumina Limited (QAL) from 30.3 to 38.6 per cent for US$189 million in September 2001.
     In January 2002, construction of a wholly owned, US$750 million alumina refinery commenced. The Comalco Alumina Refinery will produce 1.4 million tonnes of alumina annually at Gladstone, Queensland.
     In 2003, Comalco signed a long term alumina supply agreement with Norsk Hydro, the Norwegian industrial group, to initially supply 300,000 tonnes of alumina in 2005 and then 500,000 tonnes of alumina per year for more than 20 years to Hydro Aluminium’s smelters in Australia and elsewhere. The alumina will be sourced from QAL and the new Comalco Alumina Refinery at Gladstone.
     In July 2002, Comalco completed the acquisition of an additional 9.5 per cent of lines 1 & 2 at Boyne Island smelter for US$78.5 million. This increased Comalco’s overall ownership of the Boyne Island smelter from 54.2 per cent to 59.4 per cent.
     In addition to the Boyne Island smelter, smelters at Bell Bay (100 per cent) in Tasmania, Tiwai Point (79.4 per cent) in New Zealand and Anglesey Aluminium (51 per cent) in Wales, produce Rio Tinto Aluminium’s primary aluminium.

2003 operating performance
Bauxite production at Weipa was 11.9 million tonnes, six per cent higher than in 2002. This was due to improved performance and to facilitate a build in inventory in advance of the requirement to supply the Comalco Alumina Refinery which will be commissioned during the second half of 2004. Weipa bauxite shipments at 11.4 million tonnes increased slightly compared with 2002 levels.
     QAL production was four per cent above 2002 due largely to record process flows notwithstanding the adverse impacts of external power outages in both years. Eurallumina production increased marginally over 2002 levels.
     At Gladstone in Australia, drought conditions continued into 2003 with all operations continuing to achieve the required 25 per cent cutback in water use with no interruption to production. All operations have voluntarily retained these reduced water levels despite restrictions being lifted due to abundant rainfall in the local catchment.
     Rio Tinto Aluminium’s share of aluminium production from its four smelters at 818,000 tonnes was 23,000 tonnes above 2002 production. This includes the first full year of the additional share of the Boyne Island smelter that was purchased in 2002. These figures also take into account production at the Anglesey Aluminium smelter for both years.
     Production at the Tiwai Point smelter was constrained by high spot electricity prices in New Zealand in the first half of 2003. This was more than offset by record production in the second half of the year following the resumption of spot electricity purchases in June 2003. Production at Bell Bay and Anglesey Aluminium was marginally higher than in 2002.
     Attributable metal shipments of 820,000 tonnes went to similar destinations as 2002, being primarily Japan, Australia, Europe and Korea.

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ALUMINIUM GROUP PROJECTS
Comalco Alumina Refinery
(Rio Tinto: 100 per cent)
Following approval in October 2001 and ground work preparation in December, large scale construction of the US$750 million first stage of a new greenfield alumina refinery at Gladstone began in January 2002. The refinery will enable Rio Tinto Aluminium to add further value to the Weipa bauxite deposit and strengthen both Rio Tinto Aluminium’s and Australia’s positions in the world alumina market.
     The majority of the refinery’s output will go into Rio Tinto Aluminium smelters. The balance will be placed in the traded alumina market. Rio Tinto Aluminium will, however, become a more significant player in the traded alumina market after the 1.4 million tonnes per year refinery comes into production.
     During 2003, work continued on schedule and within budget with engineering design work concluded and construction 58 per cent complete by year end. First production is due in the fourth quarter of 2004, with initial shipments in the first quarter of 2005 and full capacity by the end of 2006. There is potential for the refinery capacity to increase to over four million tonnes per year when market conditions allow.

Weipa mine expansion
(Rio Tinto: 100 per cent)
A US$150 million expansion of the Weipa bauxite operation was started in 2003 to increase output of beneficiated bauxite to 16.5 million tonnes per year. The increase in production will help meet the demands of the new Comalco Alumina Refinery. The majority of the expenditure is on a 9.5 million tonne beneficiation plant to allow mining of lower grade fine ores. The NeWeipa expansion project is due for completion in 2004.

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Operational review continued

Copper group

Copper	Copper
(Rio Tinto share)	(Rio Tinto share)
’000 tonnes	’000 tonnes
MINED	RESERVES

Copper	Copper
(Rio Tinto share)	Earnings contribution
’000 tonnes	US$m
REFINED

Note: 2003, 2002 and 2001 exclude
exceptional items

Gold	Gold
(Rio Tinto share)	(Rio Tinto share)
’000 tonnes	’000 ounces
MINED	RESERVES

Rio Tinto’s Copper group comprises Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Neves Corvo in Portugal, Northparkes in Australia and Palabora in South Africa. The group also includes the Zinkgruvan zinc mine in Sweden, Kennecott Minerals in the US and Rio Tinto Brasil as well as Kennecott Land.
     In 2003, Rio Tinto divested its interests in the Alumbrera and Peak Gold mines for US$210 million.
     At 31 December 2003, the Copper group, which produces gold as a significant co-product, accounted for 21 per cent of the Group’s operating assets and, in 2003, contributed approximately 23 per cent of Rio Tinto’s turnover, of which 55 per cent was from copper and the remainder mostly from gold. It accounted for 32 per cent of adjusted earnings in 2003. Adjusted earnings are explained on page 32.
     Oscar Groeneveld, chief executive Copper, is based in London.

FINANCIAL PERFORMANCE
2003 compared with 2002
The Copper group’s contribution to earnings was US$440 million, US$99 million higher than in 2002. The average price of copper was 80 US cents per pound compared to 71 US cents in 2002. The average gold price of US$363 per ounce increased by 17 per cent.
     Kennecott Utah Copper’s contribution to earnings of US$88 million was broadly in line with 2002.
     Earnings at Escondida increased to US$122 million despite constrained output in response to weak market demand. Mined production of copper was up 32 per cent (Rio Tinto share) due to the commissioning of the new Laguna Seca concentrator.
     Freeport’s earnings contribution decreased by US$5 million to US$127 million chiefly as a result of the slippage in October. This had an adverse effect on both volumes and costs. In the fourth quarter, lower grade material was mined from the open pit and near term mine operations are being directed to accelerating the removal of waste material to ensure the restoration of safe access to the higher grade areas. Despite full production from the underground mine, mill throughput was significantly below capacity.
     Earnings at Palabora decreased to US$1 million in 2003 due to the negative effect of the stronger rand in relation to the US dollar combined with lower volumes and higher costs resulting from delays in reaching capacity in the underground mine.

2002 compared with 2001
The Copper group’s contribution to earnings in 2002 was US$341 million, US$35 million higher than in 2001. The average price of copper was 71 US cents per pound compared to 72 US cents in 2001. The average gold price of US$309 per ounce increased by 14 per cent.

     Kennecott Utah Copper’s contribution to earnings of US$86 million in 2002 was broadly in line with 2001. Adjusted earnings exclude the effect of exceptional charges relating to asset write downs and a provision for environmental remediation. A downward revision to the Group’s long term copper price assumption resulted in an exceptional charge of US$480 million relating to the impairment of asset carrying values. KUC has been investigating the treatment of contaminated groundwater in the vicinity of Bingham Canyon since before 1989, when Rio Tinto acquired the business. As a result of changes to the treatment plan, an additional provision of US$116 million was raised during 2002. This provision relates to costs to be incurred over a number of years.
     Earnings at Escondida in 2002 decreased 22 per cent to US$32 million as output was constrained in response to weak market demand. Freeport’s earnings contribution in 2002 increased by US$40 million to US$132 million as a result of higher copper grades and recoveries and higher gold prices, partly offset by lower gold volumes.
     Earnings at Palabora decreased marginally to US$12 million in 2002. The positive effect of the weaker rand was more than offset by lower volumes and higher costs as the operation moved from the open pit to the underground.

Kennecott Utah Copper
(Rio Tinto: 100 per cent)
Kennecott Utah Copper (KUC) operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter complex, near Salt Lake City, US.
     KUC supplies more than ten per cent of annual US refined copper requirements and employs approximately 1,400 people. Negotiation of a new labour agreement, to last until September 2009, was concluded in June. The new agreement provides for greater flexibility in deployment of personnel and assignment of work.
     Options for the extension of open pit mining beyond the current pit plan of 2013 are under active investigation.
     Mining and milling at Barneys Canyon ended in 2001 but gold production continues until 2005. The operation employs about 20 people.
      KUC, as the owner of 53 per cent of the undeveloped land in the Salt Lake Valley of Utah, has formed Kennecott Land to develop about 16,000 hectares of the 37,200 hectares owned. The initial 1,800 hectare Daybreak project site lies in the path of expanding residential areas. Kennecott Land has the right to build roads, make utility connections and prepare the land for sale to builders who will construct houses for 30,000 people. Rio Tinto is initially investing US$50 million with revenues expected to start in 2004.

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2003 operating performance
Earnings of US$88 million were US$2 million above 2002. Higher copper, gold and molybdenum prices more than offset lower by product grades even though these resulted in lower gold and molybdenum volumes. By product grades will return to life of mine averages in 2005.
     Refined copper production was 21 per cent lower than in 2002. Production in the first half of the year was adversely affected by a failure in the final absorption tower of the acid plant which stopped smelter production for three weeks. Smelter efficiency was affected throughout the year by the processing of lower grade concentrate with lower copper to sulphur ratios.
     The negotiation of a new labour agreement was concluded in June 2003. The new agreement has increased flexibility for personnel and work assignments. Work practice changes at the mine, together with the implementation of 12 hour shifts has resulted in 12 haul trucks being stood down and a 20 per cent improvement in truck productivity. The new agreement will enable changes to further increase the efficiency of operations.

Principal operating statistics at KUC 2001-2003
	2001	2002	2003

Rock mined (’000 tonnes)	159,908	150,331	135,204
Ore milled (’000 tonnes)	48,566	40,720	46,105
Head grades:
Copper (%)	0.73	0.69	0.67
Gold (g/t)	0.54	0.44	0.29
Silver (g/t)	3.67	3.42	3.02
Molybdenum (%)	0.042	0.034	0.027
Copper concentrates produced
(’000 tonnes)	1,108	992	1,147
Production of metals in copper concentrates
Copper (’000 tonnes)	312.7	260.2	281.8
Gold (’000 ounces)*	592	412	305
Silver (’000 ounces)	4,475	3,663	3,548
Molybdenum concentrates produced
(’000 tonnes)	14.5	11.2	8.8
Contained molybdenum
(’000 tonnes)	8.1	6.1	4.6
Concentrate smelted on site
(’000 tonnes)	975	1,096	1,060
Production of refined metals
Copper (’000 tonnes)	234.3	293.7	230.6
Gold (’000 ounces)	389	488	308
Silver (’000 ounces)	2,882	4,037	2,963

* excludes Barneys Canyon.

Grasberg (Rio Tinto: 40 per cent of joint venture plus 12 per cent of the balance through its interest in FCX)
Grasberg, in Papua, Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold (FCX). Rio Tinto has a 13 per cent direct interest in FCX.
     At least one per cent of Grasberg’s net sales revenues has been committed to support village based programmes. In addition, two new trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2003, PTFI contributed US$18 million (net of Rio Tinto portion) and Rio Tinto US$4 million in total to the funds.
     As a result of training and educational programmes, Papuans represented more than a quarter of PTFI’s approximately 9,000 workforce by the end of 2003.

2003 operating performance
In October a slippage of approximately two million tonnes of saturated partially consolidated rock occurred in the Grasberg open pit, tragically killing eight employees. This was followed by a debris flow of 200,000 tonnes of similar material in December. These occurrences resulted in disruption of ore production and the deferral into late 2004 and 2005 of a portion of metal previously forecast to be produced in the fourth quarter of 2003 and the first quarter of 2004. Detailed planning is in progress to resume full production as soon as it is safe to do so.
     The disruptions resulted in lower copper production than 2002 but due to significantly higher gold grades, gold production exceeded 2002 by eight per cent. Rio Tinto’s overall share of copper production decreased by 24 per cent to 193,000 tonnes, but for gold increased by six per cent to 1,076,000 ounces.
     Production from the DOZ (deep ore zone) achieved design capacity of 25,000 tonnes per day in the third quarter of 2002, one year earlier than anticipated, and has exceeded capacity since then. Expansion of production to more than 35,000 tonnes per day was achieved in the first quarter of 2003, and during the year exceeded 40,000 tonnes per day. A further expansion is under study.

Principal operating statistics for PTFI 2001-2003
	2001	2002	2003

Ore milled (’000 tonnes)	86,787	86,001	74,103
Head grades:
Copper (%)	1.00	1.14	1.09
Gold (g/t)	1.41	1.24	1.54
Silver (g/t)	3.20	3.60	4.03
Production of metals in concentrates
Copper (’000 tonnes)	749.4	864.4	715.8
Gold (’000 ounces)	3,596	3,030	3,262
Silver (’000 ounces)	5,545	6,402	6,474

Escondida (Rio Tinto: 30 per cent)
The Escondida copper mine in Chile is the largest copper mine in the world, with a mine life expected to exceed 30 years at current rates of production. The mine is 57.5 per cent owned and managed by BHP Billiton.
     Work on the US$1.0 billion Phase 4 expansion project was completed in 2002, increasing annual production capacity by an average of 400,000 tonnes. Production in 2003 was projected to be 1.2 million tonnes of copper, of which 1.05 million tonnes would have been in concentrate.
     In response to market conditions, however, a decision to process lower grade ore from November 2001 until the third quarter of 2002 curtailed copper output by approximately ten per cent. A further curtailment of 200,000 tonnes of copper in 2003 was announced in late 2002. Full production was resumed from the beginning of 2004. The Escondida oxide plant was expanded by eight per cent to 150,000 tonnes of copper per year capacity from March 2001.
     Approval was given in 2003 for the US$400 million Escondida Norte project. The satellite deposit will provide mill feed to maintain capacity at Escondida above 1.2 million tonnes per annum of copper. First production from Norte is expected in the fourth quarter of 2005. Rio Tinto’s share of the project cost is US$120 million.
     Escondida employs approximately 2,400 people.

2003 Operating performance
Mobile equipment performance improved in the latter part of the year. Slow settling of sediment in water in the tailings dam caused production restrictions in the Phase 4 project but this is being progressively resolved. The Phase 4 project achieved an average throughput of 85,200 tonnes of ore per day in 2003.
     Copper production in 2003 was 36 per cent higher than in 2002 due to Phase 4.

Principal operating statistics at Escondida
2000-2002
	2001	2002	2003

Rock mined (’000 tonnes)	321,968	306,620	300,386
Ore milled (’000 tonnes)	43,042	46,536	70,347
Head grade:
Copper (%)	1.81	1.58	1.43
Production of metals in concentrates
Copper (’000 tonnes)	643.1	622.6	847.0
Gold (’000 ounces)	101	126	184
Silver (’000 ounces)	3,198	2,981	4,728
Copper cathode (’000 tonnes)	151.0	138.7	147.6

Palabora (Rio Tinto: 49.2 per cent)
Palabora Mining Company (Palabora) is publicly quoted with a market capitalisation of two billion rand (US$299 million) at 31 December 2003. Rio Tinto acquired an additional 0.7 per cent interest in Palabora through the market in July 2001.
     Palabora has developed a US$460 million underground mine with a planned production rate of 30,000 tonnes per day of ore. Approximately 1.6 million tonnes of copper are expected to be produced over its 20 year life.
     In July, Palabora proceeded with a rights offer of debentures which successfully raised approximately US$115 million to service existing debt commitments and allow for completion of the underground project.
     Palabora supplies most of South Africa’s copper needs and exports the balance. It employs approximately 2,000 people and labour agreements are negotiated annually.

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Operational review continued

2003 operating performance
Mining of the open pit ceased in 2002 apart from recovery of ore from the ramps that continued until November 2003. This supplemented concentrator feed as the underground mine ramped up production. The ramp up was hindered by poor performance of remote rock breaking equipment. The target production rate of 30,000 tonnes per day was achieved on several occasions during the fourth quarter and there is confidence of achieving design capacity on an ongoing basis.
     The aggregate impact of the limited production from the underground mine, the strength of the rand against the US dollar, partly offset by cost saving actions, reduced earnings and led to additional borrowing requirements.

Principal operating statistics at Palabora
2001-2003
	2001	2002	2003

Ore milled (’000 tonnes)	14,522	9,933	11,415
Head grade:
Copper (%)	0.66	0.63	0.59
Copper concentrates
produced (’000 tonnes)	233.5	167.9	163.3
Contained copper
(’000 tonnes)	78.4	52.2	52.4
New concentrates smelted
on site (’000 tonnes)	310.4	258.6	267.6
Refined copper produced
(’000 tonnes)	86.9	81.6	73.4

Northparkes (Rio Tinto: 80 per cent)
Rio Tinto’s interest in the Northparkes copper gold mine resulted from the acquisition of North. Northparkes is a joint venture with the Sumitomo Group (20 per cent).
     Following an initial open pit operation at Northparkes in central New South Wales, Australia, underground block cave mining began in 1997. With present and future developments, the operation has a life of about 14 years at current production rates.
     The copper concentrate produced is shipped to smelters in Japan (67 per cent), Australia (14 per cent) and other countries (19 per cent).
     Northparkes employs approximately 160 people.

2003 operating performance
Production from the Lift 1 block cave ceased in early 2003 and is being replaced by the Lift 2 block cave which is scheduled to commence production in 2004. Progress with mine development for Lift 2 has been hampered by high rock stresses which adversely affected mine development but will assist in the caving of the orebody with good fragmentation. Costs were higher than projected.

Principal operating statistics at Northparkes
2001-2003
	2001	2002	2003

Ore milled (’000 tonnes)	5,425	5,364	5,168
Head grade:
Copper (%)	1.16	0.86	0.67
Gold (g/t)	0.32	0.35	0.44
Production of contained metals
Copper (’000 tonnes)	55.1	38.4	27.1
Gold (’000 ounces)	41.5	40.8	48.6

Neves Corvo (Rio Tinto: 49 per cent) Sociedade Minera de Neves-Corvo (Somincor) owns and operates the high grade Neves Corvo copper and tin mine in Portugal. The process begun, in 2002, to sell Rio Tinto’s interest continued in 2003.

2003 operating performance
Programmes to improve operational efficiency continued to reduce costs. Employee numbers have decreased from 1,000 at the beginning of 2002 to 830 at the end of the year. Copper production was similar to last year.

Principal operating statistics at Neves Corvo
2001-2003
	2001	2002	2003

Ore milled (’000 tonnes):
Copper*	2,021	1,756	1,700
Tin	190	16	22
Head grades:
Copper (%)	4.8	5.1	5.3
Tin (% tin ores only)	1.6	3.3	2.2
Copper concentrates
produced (’000 tonnes)	344.3	319.4	329.6
Contained copper
(’000 tonnes)	82.9	77.2	77.5
Tin concentrates
produced (’000 tonnes)	2.1	0.6	0.3
Contained tin (’000 tonnes)	1.2	0.3	0.2

* Total ore treated for both copper and tin production.

OTHER MINERALS
Zinkgruvan (Rio Tinto: 100 per cent)
Rio Tinto’s ownership of the Zinkgruvan underground zinc, lead and silver mine resulted from the acquisition of North. Zinkgruvan is located in south central Sweden and employs approximately 300 people. The mine has been in continuous production for 140 years. It produces a high quality zinc concentrate as well as a lead and silver concentrate which are sold to European smelters.

2003 operating performance
The difficulties experienced with introducing paste backfill into the mine in 2002 were overcome and the backlog of stope filling was steadily reduced. Production of zinc and lead in 2003 were 34 per cent and 29 per cent higher than in 2002 due to increased mill throughput and head grades.

Kennecott Minerals
(Rio Tinto: 100 per cent)
Kennecott Minerals, in the US, manages the Greens Creek mine (Rio Tinto: 70 per cent) in Alaska and the Rawhide mine (Rio Tinto:

51 per cent) in Nevada. It also holds the Group’s interest in Cortez/Pipeline (Rio Tinto: 40 per cent), also in Nevada. At Cortez Hills a significant new gold discovery in 2003 will add several million ounces of new reserves to the mine life.
     Ore extraction from Rawhide was completed in October 2002 and reclamation work has started. Processing of stockpiles will continue.
     At the former Flambeau, Wisconsin, copper mine, monitoring continues following the 1999 rehabilitation and replanting programme. In 2002, an agreement was reached for the reclaimed Ridgeway, South Carolina, gold mine to be used for environmental education and research.
     Kennecott Minerals employs approximately 300 people.

2003 operating performance
Overall gold production decreased by one per cent due to declining grades at the Cortez/Pipeline gold mine and reduced throughput at Rawhide. Net earnings of US$60 million were US$22 million above 2002, benefiting from higher gold prices.

Greens Creek (Rio Tinto: 70 per cent)
In addition to gold, the Kennecott Greens Creek mine on Admiralty Island in Alaska, produces silver, zinc and lead.

2003 operating performance
Mill throughput was seven per cent higher than in 2002, but due to lower grades, silver and zinc production was approximately the same as in 2002.

Rio Tinto Brasil (Rio Tinto: 100 per cent)
Rio Tinto Brasil manages the Morro do Ouro gold mine (Rio Tinto 51 per cent) and the Corumbá iron ore operation. The wholly owned Fortaleza nickel complex was sold at the end of the year.

Morro do Ouro (Rio Tinto: 51 per cent)
At the Morro do Ouro mine in the state of Minas Gerais, a feasibility study is under way to expand gold production to 320,000 ounces per year in 2007 by increasing mill throughput.
     Morro do Ouro employs approximately 570 people, most of them from the nearby town of Paracatu.

2003 operating performance
Gold production was 11 per cent lower due to lower head grades while throughput was similar.

Fortaleza (Rio Tinto: 100 per cent)
Rio Tinto Brasil agreed the sale of Fortaleza nickel mine and smelter in the State of Minas Gerais to a Brazilian mining company at the end of the year. The final consideration, which is dependent on the forward nickel price, is expected to be at least US$90 million.

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Corumbá (Rio Tinto: 100 per cent)
Rio Tinto Brasil owns the Group’s interest in Mineração Corumbaense Reunida (Corumbá). Corumbá’s iron ore is barged along the Paraguay River to South American and European customers.

2003 operating performance
Production of lump ore was 25 per cent higher than in 2002.

COPPER GROUP PROJECTS
Resolution (Rio Tinto: 55 per cent earn-in)
The Resolution project is situated in Arizona, US, in the area of the depleted Magma copper mine. In 2001, an agreement was signed with BHP Billiton Base Metals which allows Rio Tinto to earn a 55 per cent interest in the Resolution project by spending US$25 million over six years. In 2003, five deep exploration drillholes intersected significant copper mineralisation, indicating a large deposit at depth. Rio Tinto anticipates earning its 55 per cent interest in the project in early 2004. The project is currently in the preliminary stages of a pre-feasibility study. It is anticipated that studies will take some considerable time.

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Operational review continued

Diamonds group

Diamonds	Diamonds
(Rio Tinto share)	(Rio Tinto share)
’000 carats	’000 carats
MINED	RESERVES

Diamonds
Earnings contribution
US$m

With diamonds growing into a major product for Rio Tinto, the Diamonds group was formed in 2003 from the former Diamonds & Gold group. It comprises Rio Tinto’s diamond interests in Australia, Canada and Zimbabwe, and diamond sales offices in Belgium and India.
     Rio Tinto is a leading proponent of the Kimberley Process which seeks to ensure that only legitimately mined and traded rough diamonds are introduced into the world market.
     At 31 December 2003, Diamonds accounted for eight per cent of the Group’s operating assets and, in 2003, contributed five per cent of Rio Tinto’s turnover and eight per cent of adjusted earnings. Adjusted earnings are explained on page 32.
     Keith Johnson, Group executive, Diamonds, is based in London.

FINANCIAL PERFORMANCE
2003 compared with 2002
Diamonds contributed US$113 million to earnings, up US$50 million from 2002, assisted by the start of production from the Diavik mine. The comparative figures are restated to reflect the reorganisation in 2003 of product group responsibilities, with gold and other metal production accounted for under the Copper, Exploration and Technology groups.
     Demand for rough diamonds was strong throughout the year with the rough market outperforming the market for polished stones.

2002 compared with 2001
Diamonds in 2002 contributed US$63 million to earnings, up US$5 million from 2001.

Diavik Diamonds (Rio Tinto: 60 per cent)
Diavik Diamond Mines Inc. (DDMI) owns Rio Tinto’s interest in and manages the unincorporated Diavik Diamonds joint venture in the Northwest Territories of Canada.
     The project was completed well ahead of schedule and within budget. Initial production of gem quality diamonds commenced in January 2003 with commissioning of the process plant.
     DDMI’s commitment to work with aboriginal communities was formally concluded in five participation agreements, providing training, employment and business opportunities. Procurement contracts for the operating phase were negotiated with Aboriginal businesses.
     An agency relationship between DDMI and Rio Tinto Diamonds for marketing DDMI’s share of diamond production was concluded in 2002.

2003 operating performance
Net earnings were US$41 million. Initial sales of diamonds attracted a high level of interest with prices being achieved at a significantly higher level than originally projected.
     The mine was completed in January 2003 ahead of schedule and within budget. By year end, the process plant was operating at design throughput of 1.5 million tonnes of ore per year, six months ahead of schedule. Grades increased as mining progressed through the transition zone where lake bed material meets the orebody proper. Results from bulk sampling of the second kimberlite in the mining sequence, the A154North, showed the quality of these diamonds to be much higher than originally assumed.
     A strategic planning team separate from mine operations has been set up to look at how best to capture the upside of higher than expected grades in both the A154South and A154North kimberlites. Timing options are being studied for going underground at these pipes and for construction of the A418 dike required to mine the third kimberlite in the mine sequence. This work will be completed over the next 12 months. Diavik includes some of the most valuable kimberlites known in the western world.

Argyle Diamonds (Rio Tinto: 100 per cent)
Rio Tinto owns and operates the Argyle diamond mine in Western Australia.
     Production from Argyle’s major resource, the AK1 open pit mine, is expected to continue until 2007. Approval has been given for a feasibility study into underground mining. This will lead to a decision, expected in 2005, relating to mine closure or further mine development. Development of an exploration decline commenced in 2003 to assist in confirming design criteria. The range of statutory approvals required for underground operation includes environmental and social impact assessments. Argyle employs approximately 725 people.
     A decision was taken at the Merlin diamond mine in Australia to cease operations due to the depletion of economic resources. Rehabilitation work was completed at the end of 2003.

2003 operating performance
Net earnings of US$72 million were US$9 million above 2002. Argyle’s results benefited from accumulated inventory sales. Diamond production for 2003 was down eight per cent on 2002 with 30.9 million carats produced. Performance was marred by a fatality in May. Significant production in 2003 was from the lower grade Northern domain of the AK1 pit. Alluvial mining was suspended in 2002.

Rio Tinto Zimbabwe (Rio Tinto: 56 per cent)
Rio Tinto Zimbabwe is a publicly quoted company having a significant local shareholding.
     Its interests include the Renco gold mine and the Empress Nickel refinery and a 50 per cent interest in the Murowa project. The Patchway gold mine was sold in July 2003. In total, Rio Tinto Zimbabwe employs approximately 1,600 people.

2003 operating performance
Gold production was down at Renco due to lower throughput and poor head grades.

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     Operating in Zimbabwe became much more of a challenge during 2003 with multiple factors affecting the operations, the most serious of which were acute food and fuel shortages, and the incidence of HIV. An uncertain fiscal exchange policy also created a very difficult operating environment.

DIAMOND PROJECT
Murowa (Rio Tinto: 78 per cent)
Rio Tinto and Rio Tinto Zimbabwe propose to approve expenditure of US$10 million on a small scale plant to start diamond production at Murowa near Zvishavane in southern Zimbabwe in 2004. An updated feasibility study confirmed the existence of three kimberlite pipes representing a mining reserve of 18.7 million tonnes of ore at a grade of 0.9 carats per tonne.
     Initial operations will focus on 1.3 million tonnes of weathered material containing 140,000 tonnes of enriched ore which will be mined first. The small scale approach reduces the initial investment required and will allow confirmation of marketing and regulatory arrangements prior to expansion, which could be considered within three years. Diamonds from Murowa will be marketed through Rio Tinto Diamonds in Antwerp. Safeguards are in place regarding chain of custody of the product. Zimbabwe is a signatory of the Kimberley Process. The development affirms a long standing commitment to Zimbabwe and will make a small contribution towards the economic development of the country.

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Operational review continued

Exploration
group

Rio Tinto Exploration seeks to discover or identify mineral resources that will contribute to the growth of the Rio Tinto Group. The discovery of new resources is essential to replace deposits as they are mined and to help meet the increasing global demand for minerals and metals.
     The Exploration group is opportunistic in approach and its resources are deployed on projects that show the best chance of delivering a world class deposit to Rio Tinto. Mineral exploration is a high risk activity. Rio Tinto’s statistics show that an average of only one in 350 mineral prospects that are drill tested result in a mine for the Group. Rio Tinto believes in having a critical mass of projects, selected through a rigorous process of prioritisation.
     The Exploration group is organised into four geographically based teams and a fifth team that looks for industrial minerals on a global basis. Additionally, a small focused project generation team covers the world for new opportunities.
     At the end of 2003, Rio Tinto was exploring in 30 countries for a broad range of commodities including copper, diamonds, nickel, industrial minerals, gold, bauxite, iron ore and coal. Exploration employs 189 geologists and geophysicists around the world and has a total staff of 670 people.
     David Klingner, head of Exploration, is based in London.

2003 operating performance
Exploration in 2003 focused on advancing the most promising targets across the spectrum of grassroots, generative, drill test stage, and near mine programmes. Good results were obtained from a number of locations.
     In the US, a resource of greater than one billion tonnes of about 1.5 per cent copper was outlined at the Resolution project in Arizona. The project was turned over to the Copper group for further evaluation at the start of 2003.
     Work continued on the delineation of the sizeable body of gold mineralisation discovered at Dashkasan, near Hamadan in Iran. Drilling continued to outline additional resource and to increase confidence in existing resources. Metallurgical test work continued and community and environmental baseline studies were initiated.
     The potential of the high grade haematite resources at Simandou in Guinea were confirmed at more than one billion tonnes. A convention was signed with the Government of Guinea, which covers the conditions attached to the future possible development of the deposit. Environmental baseline studies continued in partnership with Conservation International. An order of magnitude study will be completed in 2004.
     Closely spaced drilling was undertaken at the La Sampala nickel laterite resource in Indonesia to test continuity and confirm grade. Metallurgical work and environmental and community baseline studies commenced with the intention of commencing an order of magnitude study in 2004.
     Exploration for nickel in the Upper Peninsular of Michigan in the US resulted in the discovery of a small high grade nickel copper deposit at Eagle. A resource of five million tonnes grading 3.6 per cent nickel, three per cent copper with platinum group metal and gold credits is inferred. Studies are underway to assess mining and processing options, environmental impacts and community benefits.
     In Mozambique, more detailed evaluation work in 2003 has led to a 30 per cent increase in the resource base to some 160 million tonnes of ilmenite. The deposits occur near to the coast, are amenable to conventional dredging methods and have a low slimes content.
     Although extensions to the previously discovered gold mineralisation at Çöpler in Turkey and to the copper mineralisation at Marcona in Peru were intersected, neither resource is likely to meet Rio Tinto criteria for size and mine life. Çöpler was divested and Marcona is for sale.
     Diamond exploration continued in Canada, southern Africa, Brazil and India. New diamond bearing kimberlite pipes were discovered in a number of locations and follow up test work is in progress to gauge economic potential.
     Copper exploration continued in Turkey, Peru, Chile, Argentina and the southwest US. Significant copper mineralisation was encountered in drilling in projects in Turkey, Peru and Argentina, which warrant further follow up drill testing.
     The Exploration group was active in the search for industrial mineral deposits in various parts of the world including North and South America, Europe and Turkey.
     The Exploration group continued to support brownfield work at a number of Rio Tinto operations. Exploration in the vicinity of the Argyle diamond deposit continued. In the US and Argentina, active programmes were conducted in the orbit of the Boron and Tincalayu mines. In Indonesia, exploration in and around the Grasberg mine led to the addition of further copper reserves.
     Safety performance declined in 2003, with 18 injuries compared with 15 in 2002. Lost time injuries, however, decreased from six in 2002 to five in 2003. There were no significant environmental or community incidents during 2003.

FINANCIAL PERFORMANCE
2003 compared with 2002
Cash expenditure on exploration in 2003 was US$130 million and the pre tax charge to earnings was US$127 million, similar to the corresponding figures for 2002.

2002 compared with 2001
Cash expenditure on exploration in 2002 was US$124 million and the pre tax charge to earnings was US$130 million.

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OTHER OPERATIONS
Kelian (Rio Tinto: 90 per cent)
Kelian Equatorial Mining (Kelian) operates an open pit gold mine in East Kalimantan, Indonesia. It is the largest of Rio Tinto’s primary gold mines. Kelian is required to offer for sale up to 51 per cent of its equity to Indonesian interests according to a specific schedule under the terms of its Contract of Work with the Indonesian Government. Kelian’s offer to sell 41 per cent in 2003 was again not taken up.
     Mining at Kelian ceased in 2003 with production from stockpiled ore planned to be completed in early 2005. A mine closure consultative process was completed in 2003 with stakeholders agreeing on the key mine closure directions. Major decisions have been made regarding classification of the mining area as protected forest after closure, the upgrade of the Namuk Tailings dam, environmental criteria, alluvial mining to sterilise the future wetlands area and the use of site assets.
     Kelian employs approximately 1,800 people including 45 expatriates and 1,300 contractors. A two year collective agreement, was renegotiated in July 2003 and will cover activities through to completion of operations.

2003 operating performance
Rio Tinto’s share of Kelian’s production was 422,000 ounces in 2003, 13 per cent below 2002 with lower grades more than offsetting the seven per cent increase in throughput.

Bougainville Copper
(Rio Tinto: 53.6 per cent)
Bougainville Copper (BCL) is a Papua New Guinea company listed on the Australian Stock Exchange with a market capitalisation of A$96 million (US$72 million) at 31 December 2003.
     Operations at BCL’s Panguna mine on Bougainville Island were suspended in 1989 following periods of disruption resulting from civil unrest. At 31 December 1991, a full provision of US$195 million was made in Rio Tinto’s financial statements for its investment in BCL.
     Peace has been restored on most of Bougainville Island. However, the mine site is still under the control of elements that deny access to the area. An agreement has been signed between the National Government and Bougainville leaders providing for increased autonomy for Bougainville.
     Towards the end of 2000, two ‘class actions’, since consolidated, were filed in the US District Court in California claiming unspecified damages against Rio Tinto arising out of the mining operation at Panguna and the civil unrest leading to and following mine closure. The Court dismissed the claims. An appeal was heard during 2003 but the decision has been postponed until another case which does not involve Rio Tinto, involving some common legal issues, is heard by the Supreme Court.

     The appeal decision is not expected before mid 2004. BCL is not a party to this action. Rio Tinto believes the claims are wholly without merit and the action is being contested vigorously.
     The Papua New Guinea Internal Revenue Commission has issued assessments claiming additional tax and penalties of approximately US$10 million arising from an audit of BCL’s accounts covering the years 1990 to 2001. BCL’s tax returns for those and all other years were prepared on BCL’s considered view of the appropriate tax law. BCL believes its view is correct and has lodged objections to the assessments.

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Operational review continued

Technology
group

The Technology group provides technical assistance to Rio Tinto’s product groups and their businesses, and advises executive management. In support of the drive towards operational excellence a key focus is to identify and implement best practices, to improve safety and environmental performance, maximise operating efficiency and add value across Rio Tinto.
     Technology staff includes experienced professionals covering all the main industry related disciplines, while the Office of the Chief Technologist manages the Group’s involvement in external and collaborative research.
     The total staff in the Technology group at year end was 350 compared with some 260 in 2002. The increase was mainly to provide information technology (IT) services to Western Australia business units through Rio Tinto Shared Business Services and provided the basis for reduction of business unit IT staff.
     John O’Reilly, head of Technology, is based in London.

2003 operating performance
Technical Services
Technical Services increased its involvement with Rio Tinto operations and also continued to provide significant contributions at non managed operations. Activity over the year was again at record levels, with Group wide initiatives launched in 2002, particularly water management, having increasing effect. An initiative aimed at improving metallurgical performance is focussing initially on copper ore processing operations.
     With a number of projects in the commissioning phase and others under study that involve large scale underground mining, resources in this area have been strengthened, as has expertise in risk management.
     A number of the current development projects are linked with external research programmes in order to leverage value for Rio Tinto. Others are focussed on innovation and best practice in key areas to add value in a shorter time frame.

Office of the Chief Technologist
The Office of the Chief Technologist is responsible for the identification and the transfer of technology based opportunities for the Group.
     The external research portfolio continues to support a broad range of industry related initiatives. The project on in situ “barrier” technology included some site trials during 2003 which gave encouraging results. Work is continuing in areas such as the use of microwaves in ore comminution and in bulk underground mining technologies.
     The Rio Tinto Foundation for a Sustainable Minerals Industry approved 32 projects for funding.

Technical Evaluation and Project Management
Technical Evaluation continued in its principal role of providing independent review of all major investment proposals being considered by the Group. The unit also continued with the programme of post investment reviews, and has established a database system to consolidate the findings so that lessons learned from completed projects can be shared within the Group.
     The Project Management unit provides ongoing support to major project teams across Rio Tinto, both for projects in execution and those still in the feasibility stage. There was also continued involvement with some major projects at non managed operations. In addition, the scope of the unit was expanded during the year to include the secondment of resources into project teams, earlier involvement in major project studies, and support to more modest capital projects of high value. A shared role with Technical Services during the year focused on improving the performance of current and future Rio Tinto underground bulk mining projects.

Asset Utilisation
This unit is now well established and its workload continued to expand, adding value across all product groups. Current areas of focus include process control, operational readiness, warranty management, and the formulation and implementation of maintenance standards and audits.
     There is an emphasis on ensuring that safety, operability and maintainability issues are fully addressed and incorporated into any new designs or retrofits.

FINANCIAL PERFORMANCE
The charge for the Technology group against net earnings was US$16 million. The comparable figure for 2002 was US$12 million. The increase was mainly due to the weaker US dollar, sponsored research, and activities of the Foundation for a Sustainable Minerals Industry.

OTHER OPERATIONS
Lihir (Rio Tinto: 14.5 per cent)
Lihir Gold is a publicly quoted company formed to finance and develop the Lihir mine in Papua New Guinea. Rio Tinto did not participate in an equity placement in November in which 140 million shares were issued to raise US$150 million, resulting in Rio Tinto’s interest being reduced to 14.5 per cent from 16.3 per cent. Lihir Gold at 31 December 2003, had a market capitalisation of A$1.9 billion (US$1.4 million).
     Lihir directly employs approximately 1,000 people, of whom 91 per cent are Papua New Guineans including 38 per cent Lihirians. Some 1,200 are also employed as contractors of whom a large proportion is Lihirian.

2003 operating performance
Gold production at Lihir was nine per cent lower than in 2002 due to lower head grades and below budget mine and plant performance.

54	Rio Tinto 2003 Annual report and financial statements

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Society and
environment

Group employees
(average for year)

Principal employee
locations 2003

The way we work
Rio Tinto is in business to create shareholder value by finding and developing world class mineral deposits and operating and eventually closing the Group’s operations safely, responsibly and efficiently. To do so, the Group takes a disciplined and integrated approach to the economic, social and environmental aspects of all its activities.
     The approach is through implementation of the policies described in The way we work the Group’s statement of business practice, at all levels of the business.
     The statement, redistributed in 2003 in 18 languages, is the result of many months wide internal and external consultation and discussion and represents shared values from around the Group. The document was published initially in January 1998 and revised in light of experience in 2002, following further review and consultation, external benchmarking of policies against the best practice of other organisations and approval by the Rio Tinto board.
     The way we work commits the Group to transparency consistent with normal commercial confidentiality, corporate accountability and the application of appropriate standards and internal controls. It sets the basis for how Group employees work and also provides guidance for joint venture partners and others. Every employee is responsible for implementing the policies in the document.
     Rio Tinto has adopted the Association of British Insurers’ 2003 disclosure guidelines on social responsibility in preparing this report. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the Rio Tinto website: www.riotinto.com

Board responsibilities
The directors of Rio Tinto, and of Group companies, are responsible for monitoring adherence to the Group policies outlined in The way we work. Assurance for performance in these areas involves checking, reviewing and reporting each business’s implementation of the policies, their compliance with regulations and voluntary commitments, and the effectiveness of management and control systems, while also providing mechanisms for improvement.
     As discussed in the section on Corporate governance on page 70, the board established a process for identifying, evaluating and managing the significant risks faced by the Group. Directors meet regularly, have regular scheduled discussions on aspects of the Group’s strategy and full and timely access to the information required to discharge their responsibilities fully and effectively.
     Rio Tinto’s Compliance guidance requires that the identification of risk be systematic and ongoing. It recommends that each Group company should undertake a structured risk profiling exercise to identify, categorise and weigh the risks it faces in the conduct of its business unless its board is confident that all relevant and material risks have already been identified in a similar exercise. Each Group company should put systems in place to ensure that risks are reviewed at an appropriate frequency and that its board and management are made aware of changes in the risk profile.
     Total remuneration is related to performance through the use of annual bonuses, long term incentives and stretching targets for personal, financial and safety performance. Environmental performance parameters are also included.
     The board’s Committee on social and environmental accountability reviews the effectiveness of policies and procedures. The committee comprises four non executive directors and is chaired by the chairman of the main board. It meets three times annually with the chief executive and heads of Technology, Health, Safety and Environment and Communication and Sustainable Development.
     Reports for the committee summarise significant matters identified through

Rio Tinto’s assurance activities. These include reviews every four years of each business to identify and manage strategic risks in relation to health, safety, the environment and community; audits against Rio Tinto standards; annual risk management audits; risk reviews for specific concerns, such as cyanide management and smelter operations; procedures and systems for reporting critical and significant issues and incidents; completion of annual internal control questionnaires by all Group business unit leaders covering financial, social, health and safety and environment matters; and findings and recommendations of the independent external assurance and data verification programme.

Policies, programmes and performance
Implementation of the policies in The way we work is discussed in the following sections. Known risks arising from social and environmental matters and their management in Group businesses are described in the relevant Group operations section.

Safety
Safety is a core value and a major priority. Rio Tinto believes that all injuries are preventable and its goal is zero injuries. To achieve this, full and consistent implementation of and accountability for Rio Tinto’s comprehensive standards, guidelines, systems and procedures is required across the world. The Group is also building a supportive safety culture that requires visible leadership, ongoing education and training and a high level of participation by everyone in the workplace.
     However, there is still some way to go in achieving the goal. In 2003, regrettably, there were six deaths at Rio Tinto operations; three were Group employees and three were contractors. There were 468 lost time injuries during the year. This equates to a rate of 0.81 lost time injuries per 200,000 hours worked (2002: 0.85). Fines for infringement of safety and occupational health regulations involved 12 operations and totalled US$162,000 (2002: 12 operations and US$80,000). This includes a fine of $A206,250 paid by Northparkes in relation to an underground collapse that resulted in four fatalities in November 1999. This event occurred under the previous owner and prior to any Rio Tinto involvement in Northparkes.

Occupational health
Rio Tinto strives to protect physical health and wellbeing in the workplace. This requires clear standards, consistent implementation, transfer of best practice and improvement through Group wide reporting and tracking of remedial actions. During 2003, business units worked to implement the occupational health standards and full implementation is targeted for the end of 2004.
     Setting quantitative occupational health targets to drive performance improvement

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Operational review continued

has also been a focus during 2003. Business units are developing and implementing action plans to achieve the targets, consistent with implementation of the standards.
     In 2003, there were 341 new cases of occupational disease, equating to a rate of 107 new cases per 10,000 employees (2002: 120).

Environment
Wherever possible, Rio Tinto prevents, or otherwise minimises, mitigates and remediates, harmful effects of the Group’s operations on the environment.
     To do this, the Group seeks to understand the environmental aspects and impacts of what it does, build what is learned into systems to manage and minimise those impacts, and set targets for improvement.
     After significant Group wide consultation, Rio Tinto’s environment standards were finalised and approved for implementation in 2003. During the year significant work was undertaken to set five year targets to improve efficiency of greenhouse gas emissions, energy use and water withdrawn from the environment.
     By the end of 2003, 80 per cent of operations had implemented ISO 14001 or an equivalent environmental management system ( EMS). All Rio Tinto operations are required to have a certified EMS by the end of June 2005: by the end of 2003, 64 per cent of operations had already achieved this.
     Fines for infringement of environmental regulations involved four operations and totalled US$126,000 (2002: two operations and US$2,000). No environmental incidents were classified as critical in 2003.

Land access
Rio Tinto seeks to ensure the widest possible support for its proposals throughout the life cycle of the Group’s activities by coordinating economic, technical, environmental and social factors in an integrated process.
     This involves negotiation of mining access agreements with indigenous landowners; responsible land management and rehabilitation; planning for closure; developing and implementing a biodiversity strategy; and forming strategic partnerships with external organisations.

Political involvement
Rio Tinto does not directly or indirectly participate in party politics nor make payments to political parties or individual politicians.
     A Business integrity guidance addressing bribery, corruption and political involvement was issued in 2003 to assist managers in implementing this policy. The guidance covers questions relating to compliance and implementation; gifts and entertainment; the use of agents and intermediaries; and “facilitation” payments.
     Rio Tinto avoids making facilitation payments anywhere in the world. Bribery in any form is prohibited. Gifts and entertainment are only offered or accepted for conventional social and business purposes and then only at a level appropriate to the circumstances.

Communities
Rio Tinto sets out to build enduring relationships with neighbours. This is characterised by mutual respect, active partnership, and long term commitment.
     Every business unit is required to have rolling five year community plans which are updated annually. In 2003, the Group completed a series of pilot studies aimed at achieving a deeper level of understanding of the linkages between mining activities and the economies in which they take place.
     All business units produce their own social and environment reports for local communities, and community assurance of the quality and content of these reports is increasing. This provides an opportunity for engagement with the community on their views of programmes sponsored by Group operations.
     Business units managed by Rio Tinto contributed US$70 million to community programmes in 2003 (2002: US$48 million). Part of the increase from 2002 (about US$7 million) was due to exchange rate movements against the US dollar. Of the total contributions, US$21 million were direct payments made under legislation or an agreement with a local community.

Human rights
Rio Tinto supports human rights consistent with the Universal Declaration of Human Rights and Rio Tinto respects those rights in conducting the Group’s operations throughout the world.
     Rio Tinto also supports the UN Secretary General’s Global Compact, the US/UK Voluntary Principles on Security and Human Rights and the Global Sullivan Principles.
     The Group’s Human rights guidance is designed to assist managers in implementing the human rights policy in complex local situations. It was revised and republished in 2003 and a case study was provided to the Global Compact on how the guidance was developed and promoted around the Group.

Employment
Rio Tinto requires safe and effective working relationships at all levels. Whilst respecting different cultures, traditions and employment practices, common goals are shared, in particular the elimination of workplace injuries, and commitment to good corporate values and ethical behaviour.
     In 2003, Group companies employed 29,000 people (2002: 29,000) and together with Rio Tinto’s proportionate share of those employed by joint ventures and associates, the total was 36,000 (2002: 37,000).
Australia and New Zealand (10,000), North America (10,000) and Africa (6,000) remained the principal locations.
Wages and salaries paid in 2003 totalled

US$1.5 billion (2002: US$1.3 billion). Retirement payments and benefits to dependants are provided in accordance with local conditions and good practice. The total pension and other benefits paid in 2003 was US$278 million (2002: US$211 million).

Sustainable development
Rio Tinto believes that its businesses, projects, operations and products should contribute constructively to the global transition to sustainable development.
     All businesses are required to assess the sustainable development case for their activities. Rio Tinto has committed itself to integrating the results of the Mining, Minerals and Sustainable Development (MMSD) analysis of 2002 into the Group’s policy and objectives, and developing measures to assess their implementation. As a founding member of the International Council on Mining and Metals, Rio Tinto is participating in dialogue and programmes to advance industry wide progress on key sustainable development priorities.

Openness and accountability
Rio Tinto conducts its affairs in an accountable and transparent manner, reflecting the interests of Rio Tinto shareholders, employees, host communities and customers as well as others affected by the Group’s activities.
     Policies on transparency, business integrity, corporate governance and internal controls and reporting procedures are outlined in The way we work. In 2003, a Compliance guidance was issued to provide a framework to enable each Group business to implement and maintain a best practice compliance programme which should identify and manage risks associated with non compliance with laws, regulations, codes, standards and Rio Tinto policies.

Assurance and verification
To be accountable and transparent, assurance is provided – to the Group and others – that Rio Tinto policies are being implemented fully and consistently across our businesses and operations.
     The overall objective of external assurance and data verification is to provide assurance that the material in the Social and environment review is relevant, complete and accurate and, in particular, that Rio Tinto’s policies and programmes are reflected in implementation activities at operations. In 2003, Environmental Resources Management (ERM) undertook the external assurance and data verification programme and the results are available in the Social and environment review.

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Executive committee members

01 Tom Albanese (age 46)
Mr Albanese joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco. He holds a BS in mineral economics and an MS in mining engineering. He held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000.

02 Preston Chiaro (age 50)
Mr Chiaro was appointed chief executive of the Energy group in September 2003. He is an environmental engineer with Bachelor of Science, Environmental Engineering and Master of Engineering degrees. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.

03 Keith Johnson (age 42)
Mr Johnson was appointed Group executive diamonds in 2003. He holds degrees in mathematics and management and is a fellow of the Royal Statistical Society. He joined Rio Tinto in 1991 and has held a series of management positions, most recently as managing director of Comalco Mining and Refining.

04 David Klingner (age 59)
Dr Klingner became head of Exploration in 1997. He joined the Group as a geologist in 1966 and has had a wide variety of roles both in exploration and elsewhere during his 38 years’ service, including managing director of Kaltim Prima Coal. Later he was a Group executive with Rio Tinto Limited, responsible for coal and gold businesses located in Australia, Indonesia and Papua New Guinea.

05 Karen McLeod (age 57)
Ms McLeod was appointed head of Human Resources for Rio Tinto in 1999. She joined the Group in 1974 at Comalco, working in Aboriginal affairs. She holds degrees in the social sciences and business management and has held senior positions in human resources, business analysis, marketing and organisation development.

06 John O’Reilly (age 58)
Mr O’Reilly joined Rio Tinto in 1987, following 20 years’ operations experience in Africa and the Middle East. A metallurgical engineer by profession, he has held a series of management positions, including director of Rio Tinto Technical Services, chief executive officer, Lihir Gold, and head of the former Gold & Other Minerals group, before being appointed head of Technology in 1999.

07 Christopher Renwick (age 61) Mr Renwick has been with Rio Tinto for 34 years and is currently chief executive of the Iron Ore group. He is a lawyer and has held several management positions within the Group, including commercial director of Hamersley Iron, managing director of Comalco Minerals and Alumina and a Group executive with Rio Tinto Limited. He was appointed to his current position in 1997.

08 Andrew Vickerman (age 49)
Mr Vickerman, previously head of External Affairs, became head of Communication and Sustainable Development in January 2003, with responsibility for both External Affairs and HSE. Prior to 1998 he was a director of Lihir Gold and was responsible for the financial and administrative aspects of the company. He has a BA, MA and PhD from Cambridge University. He joined Rio Tinto in 1991.

09 Sam Walsh (age 54)
Mr Walsh was appointed chief executive of the Aluminium group in 2001. He holds a commerce degree and joined Rio Tinto in 1991, following 20 years working in the automotive industry. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Sales and Marketing, Hamersley Operations and vice president of Rio Tinto Iron Ore.

Brian Horwood will retire from the position of managing director of Rio Tinto Australia in early March 2004 after 34 years with the Group. He is succeeded by Charlie Lenegan, previously president director of PT Kelian Equatorial Mining, who joined the Group in 1981.

Employees
Information on the Group’s employees including their costs, is on pages 56, 90, 117 and 133.

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Chairman	Non executive directors

01 Paul Skinner (age 59)
Mr Skinner was appointed chairman in November 2003. A director of Rio Tinto since 2001, he is chairman of the Nominations committee and the Committee on social and environmental accountability. He was previously a Managing Director of The “Shell” Transport and Trading Company plc and Group Managing Director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. He is a director of Standard Chartered PLC and a member of the board of INSEAD business school. (notes b and d)

06 Sir Richard Giordano (age 69)
Sir Richard is the senior non executive director and a deputy chairman. He is also chairman of the Audit committee. He has been a director of Rio Tinto plc since 1992 and of Rio Tinto Limited since 1995. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. A former chairman of BG Group plc, he is a director of Georgia Pacific Corporation in the US and a trustee of Carnegie Endowment for International Peace. (notes a, b, and d)

08 Sir David Clementi (age 55)
Sir David was appointed a director of Rio Tinto in January 2003. He is chairman of Prudential plc, and prior to that appointment was deputy governor of the Bank of England. Sir David’s earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School. (notes a and c)

Executive directors
also executive committee members

02 Leigh Clifford (age 56)
Mr Clifford became chief executive in 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. A mining engineer, he has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. Mr Clifford is also a director of Freeport-McMoRan Copper & Gold Inc.

03 Robert Adams (age 58)
Mr Adams was appointed a director of Rio Tinto plc in 1991 with responsibility for planning and development, and a director of Rio Tinto Limited in 1995. He joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. Mr Adams is a non executive director of Foreign & Colonial Investment Trust plc.

04 Guy Elliott (age 48)
Mr Elliott became finance director of Rio Tinto in 2002. He joined the Group in 1980 after gaining an MBA from INSEAD business school. He has subsequently held a variety of marketing, planning and development positions, most recently as head of Business Evaluation. From 1996 to 1999 he was president of Rio Tinto Brasil.

05 Oscar Groeneveld (age 50)
Mr Groeneveld became a director of Rio Tinto in 1998. A mining engineer with qualifications in engineering, science and management, he joined the Group in 1975 and has since held a series of management positions, including head of Technology, before being appointed chief executive of the Copper group in 1999. Mr Groeneveld is also a director of Freeport-McMoRan Copper & Gold Inc.

07 Leon Davis (age 64)
Mr Davis is the Group’s Australia based non executive deputy chairman. He became a director of Rio Tinto Limited in 1994 and of Rio Tinto plc in 1995. He is a metallurgist and during more than 40 years with the Group has held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000. He is chairman of Westpac Banking Corporation and a director of Codan Limited, Huysmans Pty Limited and Trouin Pty Limited, and is also president of the board of The Walter and Eliza Hall Institute of Medical Research. (note d)

09 Andrew Gould (age 57)
Mr Gould was appointed a director of Rio Tinto in December 2002. He is chairman and chief executive officer of Schlumberger Limited. Prior to this appointment, Mr Gould, who joined Schlumberger in 1975 from Ernst & Young, has held a succession of financial and operational management positions within the Schlumberger group, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. (notes a and c)

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Company secretaries

10 Sir John Kerr (age 62)
Sir John was appointed a director of Rio Tinto in October 2003. He was a member of the UK Diplomatic Service for 36 years, and its head from 1997 to 2002. During his career he was seconded to the UK Treasury where he was principal private secretary to two Chancellors of the Exchequer. His service abroad included spells as ambassador to the European Union from 1990 to 1995, and to the US from 1995 to 1997. He is also a director of The “Shell” Transport and Trading Company plc and Scottish American Investment Trust plc.

12 John Morschel (age 60)
Mr Morschel was appointed to the boards of Rio Tinto in 1998. Educated in Australia and the US, he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director, followed by two years as an executive director of the Westpac Banking Corporation. He is chairman of Leighton Holdings Limited, and of Rinker Group Limited and is a director of Tenix Pty Limited, Gifford Communications Pty Limited and Singapore Telecommunications Limited. He is also a patron of the Property Industry Foundation. (notes b, c and d)

14 Lord Tugendhat (age 67)
Lord Tugendhat, who became a director of Rio Tinto in 1997 will retire from the boards at the conclusion of the 2004 annual general meetings. A former vice president of the Commission of the European Communities, and chairman of the Civil Aviation Authority, he was chairman of Abbey National plc from 1991 to 2002 when he was appointed chairman of Lehman Brothers Europe Limited. (notes a and d)

15 Anette Lawless (age 47)
Mrs Lawless joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. A chartered secretary and a fellow of the ICSA, she also holds an MA from the Copenhagen Business School.

11 David Mayhew (age 63)
Mr Mayhew was appointed a director of Rio Tinto in 2000. He is chairman of Cazenove Group plc, which he joined in 1969. Cazenove is a stockbroker to Rio Tinto plc. (notes a and b)

13 Sir Richard Sykes (age 61)
Sir Richard was appointed to the boards of Rio Tinto in 1997. He is chairman of the Remuneration committee. After reading microbiology, he obtained doctorates in microbial chemistry and in science. A former chairman of GlaxoSmithKline plc, Sir Richard is a director of Lonza Group Limited and is rector of the Imperial College of Science, Technology and Medicine. He is a fellow of the Royal Society and a trustee of the Natural History Museum in London and of the Royal Botanical Gardens, Kew. (note c)

Sir Robert Wilson served as chairman until his retirement on 31 October 2003.

Jonathan Leslie and
The Hon. Raymond Seitz served as directors until 31 March 2003 and 1 May 2003 respectively.

Notes
a)	Audit committee
b)	Nominations committee
c)	Remuneration committee
d)	Committee on social and environmental accountability

16 Stephen Consedine (age 42)
Mr Consedine joined Rio Tinto in 1983 and became company secretary of Rio Tinto Limited in 2002. He holds a Bachelor of Business and is a Certified Practising Accountant.

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Directors’ report for the year ended 31 December 2003

Dual listed companies
Rio Tinto plc and Rio Tinto Limited were unified under a dual listed companies structure in 1995, and the Directors’ report has been prepared as a joint report of both Companies and their respective subsidiaries. For a full description of the structure, please see page 77 to 79.

Activities and review of operations
A detailed review of the Group’s operations, results from those operations and principal activities during 2003, details of any significant changes in the Group’s state of affairs during the year, post balance sheet events and likely future developments are given in the Chairman’s letter on page 2 and the Chief executive’s report on pages 3 to 5 and the Operational review on pages 37 to 56.
     No matter or circumstance has arisen since the end of the 2003 financial year that has significantly affected or may significantly affect the operations, the results of the operations or state of affairs of the Group in future financial years.
     In accordance with section 299(3) of the Australian Corporations Act, further information regarding likely future developments in, and the expected results of, the operations of the Group have not been included.

Corporate governance
A report on corporate governance and compliance with the Combined Code appended to The Listing Rules of the UK Financial Services Authority, as well as the best practice guidelines of the Australian Stock Exchange, is set out on pages 70 to 72.

Directors
Details of each person who was a director at any time during or since the end of the year and their qualifications, experience and responsibilities are set out on pages 58 and 59.
     Sir Robert Wilson retired on 31 October 2003 with Paul Skinner succeeding him as chairman on 1 November 2003.
     Jonathan Leslie resigned with effect from 31 March 2003 and The Hon. Raymond Seitz retired with effect from the conclusion of the Rio Tinto Limited annual general meeting held on 1 May 2003.
     Sir John Kerr was appointed a non executive director on 14 October 2003. Sir John, who does not have a service contract, will retire and offers himself for election at the 2004 annual general meetings.
     Under the articles of association of Rio Tinto plc and the Rio Tinto Limited constitution, directors are required to retire from the board and offer themselves for re-election at least every three years.
     The following directors retire by rotation and being eligible, offer themselves for re-election: Leigh Clifford and Guy Elliott, who each have a service contract with Rio Tinto Limited and a subsidiary of Rio Tinto plc respectively which are terminable on one year’s notice by either party, and Sir Richard

Sykes, who does not have a service contract. Lord Tugendhat also retires by rotation, but does not offer himself for re-election. In addition, Sir Richard Giordano will have attained the age of 70 before the annual general meetings and in accordance with the Companies Act 1985, retires and offers himself for re-election at the annual general meetings. Special notice has been received by the Group of the intention to propose his re-election at the Rio Tinto plc annual general meeting.
     The beneficial interests of the directors and their families in shares and other securities of Group companies are shown on pages 66 and 67.
     The table on page 61 shows the number of meetings of the board and its committees held during the 2003 financial year, as well as each director’s attendance at those meetings.
     A statement on the directors’ independence is set out on page 70.

Dividends
Details of dividends are set out on page 74.

Share capital
There were no changes to the authorised share capital of Rio Tinto plc during the year. Details of the changes to the issued share capital of both Companies, the number of shares reserved for issue and the number of options outstanding at the year end, are given in note 24 to the Financial statements.
     Since the year end, 689,976 Rio Tinto plc shares and 1,736 Rio Tinto Limited shares have been issued as a result of the exercise of employee options. As at 6 February 2004, there were 9,110,266 options outstanding over Rio Tinto plc ordinary shares and 5,976,777 options outstanding over Rio Tinto Limited shares in connection with employee share plans.
     At the annual general meeting of Rio Tinto plc held in April 2003, the authorities for Rio Tinto plc to buy its own shares and for Rio Tinto Limited to buy shares in Rio Tinto plc were renewed and extended until October 2004. These authorities enable Rio Tinto plc to buy back up to ten per cent of its publicly held shares in any 12 month period. Under the Australian Corporations Act 2001, Rio Tinto Limited is currently permitted to buy back up to ten per cent of its shares on market in any 12 month period without seeking shareholder approval. However, at its annual general meeting held in May 2003 Rio Tinto Limited renewed shareholder approvals to buy back up to all the Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus up to ten per cent of the publicly held share capital in any 12 month period on market. During 2003, neither Company purchased shares under the relevant authorities given to them.

Remuneration of directors and executives
A discussion of the Group’s policy for determining the nature and amount of remuneration of directors and senior executives, and of the relationship between that policy and the Group’s performance appears in the Remuneration report on pages 62 to 69.
     The Remuneration report includes details of the nature and amount of each element of the remuneration of each director and of the five executives of the Group receiving the highest remuneration.

Environmental regulation
Details of the Group’s environmental performance are set out on pages 55 and 56.

Indemnities and insurance
Under the Rio Tinto plc articles of association and the Rio Tinto Limited constitution, each Company is required to indemnify each officer of the respective Company and each officer of each wholly-owned subsidiary, to the extent permitted by law, against liability incurred in, or arising out of the conduct of the business of the company or the discharge of the duties of the officer.
     During 2003, the Group paid premiums for directors’ and officers’ insurance. The policy indemnifies all directors and some Group employees against certain liabilities they may incur in carrying out their duties for the Group.
     The directors have not included details of the nature and of the liabilities covered or the amount of the premium paid in respect of directors’ and officers’ insurance as, in accordance with commercial practice, such disclosure is prohibited under the policy.

Employment policies
Group companies, together with the Group’s share of joint ventures and associates, employed approximately 36,000 (2002: 37,000) people worldwide, with around 10,000 in Australia and New Zealand and 1,000 in the United Kingdom. Rio Tinto’s employment policy is set out in the statement of business practice, The way we work. Rio Tinto is committed to equality of opportunity and encourages each operating company to develop its own policies and practices to suit individual circumstances. Management development and succession planning are regularly reviewed.
     Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled whilst in employment and, as a result, is unable to perform his or her duties, every effort is made to offer suitable alternative employment and to assist with retraining.
     Rio Tinto respects the right of employees worldwide to choose for themselves whether or not they wish to be represented collectively.
     Group companies recognise their obligations to comply with health and safety legislation and, through training and communication, encourage employee awareness of the need to create and secure a safe and healthy working environment. For further information about Group staff and health and safety initiatives, please see pages 55 and 56.

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     Retirement payments and benefits to dependants are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and practice in the countries concerned.

Policy regarding payment of trade creditors
It is the policy of both Companies to abide by terms of payment agreed with suppliers. In many cases, the terms of payment are as stated in the suppliers’ own literature. In other cases, the terms of payment are determined by specific written or oral agreement. Neither Company follows any published code or standard on payment practice.
     At 31 December 2003, there were 20 days’ purchases outstanding in respect of Rio Tinto Limited costs and 15 days’ purchases outstanding in respect of Rio Tinto plc costs, based on the total invoiced by suppliers during the year.

Donations
Worldwide expenditure on community programmes by Rio Tinto managed businesses amounted to US$70 million (2002: US$48 million).
     Donations in the UK during 2003 amounted to £3.6 million of which £0.4 million was for charitable purposes as defined by the Companies Act 1985 and £3.2 million for other community purposes. As in previous years, no donations were made in the EU or elsewhere during 2003 for political purposes as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.
     Total community spending in Australia amounted to A$56.5 million. Again, no donations were made for political purposes.

Value of land
Group companies’ interests in land consist mainly of leases and other rights which permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the financial statements at cost. It is not practicable to estimate the market value since this depends on product prices over the next 20 years or longer, which will vary with market conditions.

Exploration, research and development
Companies within the Group carry out exploration, research and development necessary to support their activities. Grants are also made to universities and other institutions which undertake research on subjects relevant to the activities of Group companies. A description of some aspects of the work currently being undertaken and expenditure involved is provided in the Operational review. Cash expenditure during the year was US$130 million for exploration and evaluation and US$23 million for research and development.

Auditors
Following the conversion of the UK firm of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditor of Rio Tinto plc on 27 January 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditor. A resolution to re-appoint PricewaterhouseCoopers LLP as auditor of Rio Tinto plc was passed at the 2003 annual general meetings of Rio Tinto plc and Rio Tinto Limited. The Australian arm of PricewaterhouseCoopers continued in office as auditor of Rio Tinto Limited.

     PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditor of Rio Tinto plc. A resolution to re-appoint PricewaterhouseCoopers LLP as auditor of Rio Tinto plc will be proposed at the 2004 annual general meetings. PricewaterhouseCoopers will continue in office as auditor of Rio Tinto Limited.

Annual general meetings
The notices of the 2004 annual general meetings are set out in separate letters to shareholders of each Company. At the Rio Tinto plc annual general meeting these include a resolution for the renewal of the authority for Rio Tinto plc and Rio Tinto Limited to purchase Rio Tinto plc shares and for the approval of the Mining Companies Comparative Plan and the Share Option Plan. At the Rio Tinto Limited annual general meeting resolutions include the renewal of the authorities for Rio Tinto Limited to buy back its shares, the approval of the Mining Companies Comparative Plan and the Share Option Plan, and the approval of share awards and share option grants to certain executive directors.

Income and Corporation Taxes Act 1988
The close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to Rio Tinto plc.

The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner	Leigh Clifford
Chairman 20 February 2004	Chief executive 20 February 2004

Guy Elliott
Finance director 20 February 2004

Directors’ attendance at board and committee meetings during 2003

	Board		Audit committee		Remuneration committee		Committee on social		Nominations committee
							and environmental
							accountability
	A	B	A	B	A	B	A	B	A	B

Robert Adams	8	8
Sir David Clementi[1]	7	4	6	5	4	3
Leigh Clifford	8	8
Leon Davis	8	8					3	3
Guy Elliott	8	8
Sir Richard Giordano	8	7	8	8			3	3	2	2
Andrew Gould	8	7	8	6	5	5
Oscar Groeneveld	8	8
Sir John Kerr[2]	1	–
Jonathan Leslie[3]	2	2
David Mayhew	8	8	8	8					2	2
John Morschel	8	6			5	5	3	3	2	2
The Hon. Raymond Seitz[4]	4	3					1	–
Paul Skinner	8	8	7	7			3	3	2	2
Sir Richard Sykes	8	7			5	5
Lord Tugendhat	8	8	8	8			3	3
Sir Robert Wilson[5]	7	7							1	1

A =	Maximum number of meetings the director could have attended
B =	Number of meetings attended
1	Sir David Clementi was appointed on 28 January 2003
2	Sir John Kerr was appointed on 14 October 2003
3	Jonathan Leslie resigned on 31 March 2003
4	The Hon. Raymond Seitz retired on 1 May 2003
5	Sir Robert Wilson retired on 31 October 2003

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Remuneration report

Remuneration committee
The Remuneration committee is appointed by the board and all its members are independent. They are Sir Richard Sykes (chairman), Sir David Clementi, Andrew Gould and John Morschel.
The committee met five times during 2003. Members’ attendance is set out on page 61. The committee’s responsibilities include:
•	recommending remuneration policy relating to executive directors and product group chief executives to the board;
•	reviewing and determining the remuneration of executive directors, product group chief executives and the company secretary of Rio Tinto plc; and
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for senior managers.

The committee may invite non committee members to attend meetings in an advisory capacity as appropriate. Executives are not present at meetings when their own remuneration is discussed.
     During 2003, Paul Skinner, the present chairman, attended three meetings of the committee as an observer and adviser. The then chairman of the Group, Sir Robert Wilson, the chief executive, Leigh Clifford, and the Group adviser, remuneration, Jeffery Kortum also attended meetings in an advisory capacity. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee.
     The committee obtained advice from Kepler Associates, an independent consultancy with no other links to the Group.
     The committee monitors global remuneration trends and developments in order to fulfil the functions set out in its terms of reference and draws on a range of external sources of data, including publications by remuneration consultants Towers Perrin, Hewitt Associates, Hay Group, Watson Wyatt and Monks Partnership.
     The Group’s Remuneration report for 2002 was approved by shareholders at the 2003 annual general meetings.
     Towards the end of 2002, the committee decided that it would undertake a detailed review of the design of the Group’s executive remuneration programme during 2003 to ensure it complies with contemporary best practice. Consequently, shareholders will be asked to consider and approve new share based incentive plans at the 2004 annual general meetings.

Corporate governance
At its meeting in December 2003, the committee reviewed its terms of reference in the light of the publication in the UK of the new Combined Code (the new Code) and the ASX Best Practice Corporate Governance Guidelines. Although the new Code was not in force during 2003, the committee nevertheless concluded that, in the course of its business, it had covered the main duties as set out in the Higgs guidance, and was constituted in accordance with the requirements of the new Code. Both Companies comply with the remuneration guidelines in Principle 9 of the ASX Best Practice Corporate Governance Guidelines.

Remuneration policy
Achieving the Group’s business objectives is to a large extent dependent on the quality, application and commitment of its people.
     Rio Tinto competes for a limited resource of talented, internationally mobile managers. The Group’s executive remuneration policy is therefore designed to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to consistently achieve very high levels of performance.
Specifically, Rio Tinto’s executive remuneration policy is based upon the following principles:
•	to provide total remuneration which is competitive in structure and quantum with comparator company practice in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered personal and business performance, including shareholder value creation;
•	to tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide appropriate relativities between executives globally and to support executive placements to meet the needs of the Group.
The Remuneration committee monitors the effectiveness and appropriateness of executive remuneration policy and practice.
During the past year, the committee, assisted by Kepler Associates, reviewed the executive incentive plans to ensure that they:
•	reflect best practice while meeting Rio Tinto’s business needs;
•	further strengthen the alignment between executive remuneration and delivery of value to shareholders; and
•	continue to enable the Group to attract, motivate and retain key talent.

Following this review it is proposed that new plans be introduced in 2004. They are outlined on pages 63 and 64 of this report as well as in the notices of the 2004 annual general meetings.
     The new plans will maintain the expected value of the total remuneration for executive directors and product group chief executives at approximately their current levels.

Executive directors’ remuneration Total remuneration for Rio Tinto executive directors and product group chief executives comprises:
•	base salary
•	short term incentive plan (STIP)
•	long term incentives
	–	share option plan (SOP)
	–	performance shares (MCCP)
	–	other share plans
•	Pension/superannuation
•	Other benefits.

The short term and long term incentive plans are variable components of the total remuneration package as they are tied to achievement of specific measures of personal and/or business performance and are therefore at risk. The other components of the package are referred to as “fixed” as they are not at risk, although some, eg base salary, are also related to performance.
     The composition of the total remuneration package is designed to provide an appropriate balance between the fixed and variable components, in line with Rio Tinto’s policy objective of aligning total remuneration with delivered personal and business performance.
     Excluding allowances and pension or superannuation arrangements, the proportion of total direct remuneration provided by way of variable components (annual short term incentive, SOP and MCCP), assuming target levels of performance, is currently approximately 68 per cent for the chief executive and 62 per cent for the other executive directors.

Base salary
Base salary for executive directors and product group chief executives is set at a level consistent with market practice for companies with a similar geographical spread and complexity of businesses. Base salaries are reviewed annually by the Remuneration committee, taking account of the nature of the role, external market trends and personal and business performance.

Short term incentive plan (STIP) STIP provides a cash bonus opportunity for participants and is designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value, and
•	providing significant bonus differential based on delivered performance against challenging personal, business, and other targets, including safety.

Performance targets for executive directors and product group chief executives are approved by the Remuneration committee. The target level of bonus for these participants for 2004 is 60 per cent of salary, (the same as 2003), with bonus potential capped at 120 per cent of salary. The format

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for the STIP award calculation for 2004 and future years has been varied from that applying previously to provide greater performance related variation above and below target. The award cap was previously 100 per cent of salary. Awards above this level are expected to be rare and will only be achieved with outstanding performance against all personal and business performance criteria.
     Awards in respect of 2003, payable in 2004, are included as annual bonus in Tables 1 and 6 on page 65 and 69.

Long term incentives
As indicated elsewhere in this report, the Remuneration committee reviewed the Rio Tinto long term incentive plans during 2003 and the plans outlined below are proposed for introduction in 2004.
     The proposed plans aim to enhance the alignment of the interests of the executive directors and other senior executives with those of the shareholders, by linking rewards to Group performance. The proposed plans will maintain the expected value of total remuneration for executive directors and product group chief executives at approximately their current levels.
     A key feature of the proposals for Rio Tinto’s long term incentive plan arrangements for 2004 and beyond involves a change in the relative proportions in which share options and performance shares are provided. Performance shares will become the primary long term incentive vehicle whereas previously, the executive remuneration package has been heavily biased towards share options.

Share Option Plan (SOP)
An annual grant of options to purchase shares in the future at current market prices is made to executive directors and eligible senior executives. The committee decides the level of grants each year, taking into consideration local market practice and personal performance.
The exercise of options is conditional on the Group meeting stretching performance conditions set by the committee. For grants made prior to 2004:
•	Two thirds of options vest when the Group’s adjusted earnings per share (EPS) growth for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index.
•	The balance of the grant vests when growth of at least 12 percentage points above US inflation has been achieved.
•	Rio Tinto performance is tested against the performance condition after three years.
•	There is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period.

     The choice of the US Consumer Price Index as a measure of performance was consistent with the presentation of financial data in US dollars and reflected the importance of the US economy to the Group.
     Subject to shareholder approval at the 2004 annual general meetings, vesting of options granted under the new SOP in 2004 and in subsequent years will be subject to Rio Tinto’s three year Total Shareholder Return (“TSR”) equalling or outperforming the HSBC Global Mining Index. If Rio Tinto’s three year TSR performance equals the index, then the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if Rio Tinto’s three year TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. Vesting is based on a sliding scale between these points and there is zero vesting for three year TSR performance less than the index.
     The committee proposes changing from the EPS performance measure that applied previously, to the new relative TSR condition as it considers that relative TSR provides better alignment with shareholder interests and reflects Rio Tinto’s performance relative to comparator companies across the resources sector.
     The committee also proposes to reduce the number of retests available under the SOP from seven rolling retests to a single fixed base retest five years after grant. Although the committee understands the preference of investors to eliminate retesting altogether, the committee feels it is important to maintain a single retest at this time. Due to the cyclical nature of our industry and our focus on long term decision making, the committee believes a five year retest will help extend participants’ time horizons and strengthen retention. Additionally, we operate in a sector where the reliance of certain competitors on a single commodity means that price swings can have effects on relative TSR unrelated to management performance. However, the committee acknowledges the changing practice regarding retesting and has determined that options granted after 31 December 2006 will not be subject to retest and will therefore lapse if they do not vest at the conclusion of the three year performance period.
     Prior to any options being released to participants for exercise, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors.
     The Remuneration committee retains discretion in satisfying itself that the TSR performance is a genuine reflection of underlying financial performance.
     The maximum grant size under the SOP will be reduced from five times salary to three times salary for 2004 and future years, calculated as the average share price over the previous financial year.

     Share options granted to directors are included in Table 5 on page 68.

Mining Companies Comparative Plan (MCCP)
Under this plan, a conditional right to receive shares is granted annually to participants. These conditional awards only vest if performance conditions approved by the committee are satisfied. Awards are not pensionable.
     The performance condition compares Rio Tinto’s Total Shareholder Return (“TSR”) with the TSR of a comparator group of 15 other international mining companies over the same four year period. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited (previously of Rio Tinto plc alone). The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The current members of this group are listed at the bottom of the table below.
     The committee continues to regard TSR as the most appropriate measure of a company’s performance for the purpose of share based long term incentive plans.
     The maximum award size under the MCCP will be increased from 70 per cent of salary to two times salary for 2004 and future years calculated on the average Share price over the previous financial year. This increase is balanced by the reduction in SOP maximum grant size referred to above.
     The following table shows the percentage of each conditional award which will be received by directors and product group chief executives based on Rio Tinto four year TSR performance relative to the comparator group (for grants after 1 January 2004).

Ranking in comparator group

1st-2nd		3rd	4th	5th	6th	7th	8th	9th-16th

%	150	125	100	83.75	67.5	51.25	35	0

The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:

Ranking of Rio Tinto versus
comparator companies

Period	Ranking

1992-96	8th
1993-97	4th
1994-98	4th
1995-99	2nd
1996-00	2nd
1997-01	2nd
1998-02	3rd
1999-03	7th

Current comparator companies: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport, Grupo Mexico, INCO, MIM, Newmont, Noranda, Phelps Dodge, Placer Dome, Teck Cominco and Xstrata

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Remuneration report continued

Going forward, following the acquisition of MIM Holdings Limited by Xstrata Limited, MIM Holdings Limited will be replaced by WMC Resources Limited.
     Prior to awards being released to participants, the Group’s performance relative to the comparator companies is reviewed by the external auditors. The Remuneration committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.
     Awards will be released to participants in the form of Rio Tinto plc or Rio Tinto Limited shares or an equivalent amount in cash, as appropriate. In addition, a cash payment will be made to participants equivalent to the dividends that would have accrued on that vested number of shares over the four year period. Such shares may be acquired by purchase in the market, by subscription or, in the case of Rio Tinto Limited, by procuring that Tinto Holdings Australia Pty Limited transfers existing shares to participants.

Other share plans UK executive directors may participate in:
•	the Rio Tinto plc Share Savings Plan, an Inland Revenue approved savings related plan which is open to all employees and under which employees may buy shares on potentially favourable terms; and
•	the Rio Tinto Share Ownership Plan, an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, eligible employees may save up to £125 per month which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one for one basis. In addition, eligible employees may receive an annual award of Rio Tinto plc shares up to a maximum of five per cent of salary, subject to a cap of £3,000.

Australian executive directors may participate in the Rio Tinto Limited Share Savings Plan introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Pension and superannuation arrangements
UK executive directors are, like all UK staff, eligible to participate in the non contributory Rio Tinto Pension Fund, a funded, Inland Revenue approved, final salary occupational pension scheme.
     The Fund provides a pension from normal retirement age at 60 of two thirds final pensionable salary, subject to completion of 20 years’ service. Spouse and dependants’ pensions are also provided.
     Proportionally lower benefits are payable for shorter service. Members retiring early may draw a pension reduced by approximately four per cent a year for each year of early payment from age 50 onwards.
     Under the rules of the Rio Tinto Pension Fund, all pensions are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     When pensionable salary is limited by the UK Inland Revenue earnings ‘cap’, benefits are provided from unfunded supplementary arrangements.
     Cash contributions were not paid in 2003 as the Rio Tinto Pension Fund remained fully funded.
     In June 2003, the Government announced that the implementation of the proposals in the Green Paper “Simplicity, Security and Choice: working and saving for retirement” was delayed until April 2005. The review of Rio Tinto plc’s UK pension arrangements envisaged in last year’s report has therefore been correspondingly delayed to 2004 to take account of changes in the Government’s proposals and timetable.
     Australian executive directors are eligible for membership of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation, that provides both defined benefit and defined contribution benefits. In 2003, cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits. The Australian executive directors are not required to pay contributions. They are defined benefit members, accruing lump sums payable on retirement after age 57 of 20 per cent of final basic salary for each year of service.
Retirement benefits are limited to a lump sum multiple of seven times final basic salary at age 62. For retirement after 62, the benefit increases to 7.6 times average salary at age 65. In January 2004, Leigh Clifford’s contractual retirement age was reduced from 62 to 60. A corresponding change has been made to his retirement arrangements. Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
     Annual awards under the STIP are pensionable up to a maximum value of 20 per cent of basic salary. The percentage of total remuneration which is dependent on performance is substantial and has risen over recent years. In view of this, the committee considers it appropriate that a proportion of such pay should be pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 66.

Other benefits
Other remuneration items include health benefits and a car allowance. Housing and children’s education assistance are also provided for executive directors and product group chief executives living outside their home country.

     Full details of the directors’ annual remuneration before tax and excluding pension contributions are set out in Table 1 on page 65. Details of long term incentive plans and option plans are set out on page 67.

Chairman’s letter of appointment
Paul Skinner’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Mr Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders. Details of Mr Skinner’s fees can be found in Table 1 on page 65.

Service contracts and compensation payments
All executive directors have service contracts with a one year notice period. Under current pension arrangements, directors are normally expected to retire at the age of 60, except Oscar Groeneveld, whose agreed retirement age is 62. In the event of early termination, the Group’s policy is to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not reward poor performance.
     Of the directors proposed for election or re-election at the forthcoming annual general meetings, Leigh Clifford and Guy Elliott have service contracts which are terminable by one year’s notice. Sir Richard Giordano, Sir John Kerr and Sir Richard Sykes do not have service contracts. Sir Richard Giordano will be aged 70 at the time of the 2004 annual general meetings. Special notice for his re-election has been received by Rio Tinto plc.

Non executive directors’ fees and letters of appointment
The boards as a whole determine non executive directors’ fees. They are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. Non executive directors are not eligible to vote on any increases of their fees. The boards reviewed these fees in October 2003 and, in the light of the increased volume of committee work following regulatory developments in the UK, US and Australia, it was decided to introduce additional fees for membership of the Audit committee, increase the Audit committee chairman’s fees and introduce a fee for chairing the Remuneration committee. In recognition of exchange rate movements, Australian directors’ basic fees were increased to bring them into line with the directors who are paid in pounds sterling. Non executive directors do not participate in the Group’s incentive plans, pension or superannuation arrangements or any other elements of remuneration provided to executive directors.

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     Non executive directors do not have service contracts, but have a formal letter of appointment setting out their duties and responsibilities.

Directors’ share interests
The beneficial interests of directors in the share capital of Rio Tinto plc and Rio Tinto Limited are set out in Table 3 on page 66.
     In 2002, the committee informed executive directors and product group chief executives that they would be expected to build up a shareholding equal in value to two times salary over five years. New appointees to executive director or product group chief executive roles have five years from the date of appointment to achieve the required shareholding.

External appointments
Rio Tinto recognises that executive directors are likely to be invited to become non executive directors of other companies and that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is, however, Group policy to limit such directorships to one FTSE 100 company or equivalent. No executive director is allowed to take on the chairmanship of another FTSE 100 company. Where such directorships are unlikely to give rise to conflicts of interests, the boards will normally give consent to the appointment, with the director permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 below.

Performance of Rio Tinto
To illustrate the performance of the companies relative to their markets, graphs showing the performance of Rio Tinto plc compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced in this report. A comparative graph showing Rio Tinto performance relative to the HSBC Global Mining Index is also included to illustrate the performance of the companies relative to other mining companies.
     Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the board
Anette Lawless Secretary
Remuneration committee 20 February 2004

TSR – Rio Tinto plc vs FTSE 100
Total return basis Index 1998 = 100

TSR – Rio Tinto Limited vs ASX All Share
Total return basis Index 1998 = 100

TSR – Rio Tinto plc vs HSBC Global Mining Index
Total return basis Index 1998 = 100

Table 1 – Directors’ remuneration – Remuneration of the directors of the parent Companies before tax and excluding pension contributions for the year ended 31 December

	2003	2003	2003	2003	2002
£’000 except where stated in A$’000[1]	Salary/fees	Annual bonus[2]	Other emoluments[3]	Total	Total

Chairman
Paul Skinner[4]	169	–	4	173	53

Non executive directors
Sir David Clementi[8]	49	–	–	49	–
Leon Davis	150	–	–	150	150
Sir Richard Giordano	96	–	–	96	93
Andrew Gould	56	–	–	56	4
Sir John Kerr[8]	11	–	–	11	–
David Mayhew[4]	56	–	–	56	53
John Morschel	A$191	–	–	A$191	A$123
The Hon. Raymond Seitz[7]	21	–	–	21	56
Sir Richard Sykes	57	–	–	57	56
Lord Tugendhat	56	–	–	56	53

Executive directors
Robert Adams[9]	474	287	30	791	763
Leigh Clifford – chief executive	665	395	217	1,277	1,264
Guy Elliott – finance director	402	255	21	678	619
Oscar Groeneveld	380	265	80	725	733
Jonathan Leslie[7]	90	51	53	194	597
Sir Robert Wilson – retiring chairman[6]	745	443	20	1,208	1,441

Notes
1	Sterling amounts for salary and other emoluments may be converted to Australian dollars by using an exchange rate of £1=A$2.5204, being the average exchange rate during 2003.
2	The annual bonus is payable under the Short Term Incentive Plan and this may be converted to Australian dollars at the year end rate of £1=A$2.3785.
3	Other emoluments include benefits in kind including accommodation to Australian directors and share awards to UK executive directors under the Rio Tinto All Employee Share Ownership Plan at a value of up to a maximum of £3,000.
4	Mr Mayhew’s fees are paid to Cazenove Group PLC. Mr Skinner’s fees were paid to Shell International Limited until 30th September 2003, one month before his appointment as chairman, and thereafter directly to him. £125,000 of the fees and other emoluments relate to Mr Skinner’s services as chairman.
5	Emoluments of £60,546 from subsidiary and associated companies were waived by two executive directors (2002: two directors waived £53,388). Executive directors have agreed to waive any further fees receivable from subsidiary and associated companies.
6	Sir Robert Wilson retired as a director from the boards of Rio Tinto plc and Rio Tinto Limited on 31 October 2003 and received gifts to the value of £24,424.
7	Mr Leslie resigned as a director on 31 March 2003 and received gifts to the value of £10,995. The Hon. Raymond Seitz retired on 1 May 2003.
8	Sir David Clementi was appointed a director on 28 January 2003 and Sir John Kerr appointed a director on 14 October 2003.
9	In the course of the year, Sir Robert Wilson received £135,000 and Mr Adams received £22,500 in respect of non Rio Tinto related directorships.
10	Awards made under the long term incentive schemes are set out in Tables 4 and 5.

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Remuneration report continued

Table 2 – Directors’ pension entitlements (as at 31 December 2003)

			Accrued benefits				Transfer values[3]

	Age	Years of	At	At	Increase in	Increase In	At	At		Change, net	Transfer value
		service	31 December	31 December	accrued benefits	accrued benefit	31 December	31 December		of personal	of increase
		completed	2002	2003	during the year	net of inflation	2002	2003		contributions	in accrued
					ended 31						benefit net
					December 2003						of inflation
			£’000 pa	£’000 pa	£’000 pa	£’000 pa	£’000	£’000		£’000	£’000
UK directors			pension	pension	pension	pension

Robert Adams	58	33	325	360	35	26	6,767	6,159	[4]	(608)	451
Guy Elliott	48	23	173	212	39	34	2,630	2,066	[4]	(564)	337
Jonathan Leslie[5]	52	25	211	216	[6] 5	3	3,745	2,780		(965)	44
Sir Robert Wilson[6]	60	33	656	710	[5] 54	40	14,620	10,261		(4,359)	760

			A$’000	A$’000	A$’000	A$’000	A$’000	A$’000		A$’000	A$’000
Australian directors			Lump sum	Lump sum	Lump sum	Lump sum

Leigh Clifford[2]	56	33	9,700	12,099	2,399	2,132	9,700	12,099		2,399	2,132
Oscar Groeneveld[2]	50	28	4,165	4,661	496	287	4,165	4,661		496	287

Notes
1	A$68,309 and A$40,314 were credited to the respective accounts belonging to Mr Clifford and Mr Groeneveld in the Rio Tinto Staff Superannuation Fund in relation to the superannuable element of their 2003 performance bonus.
2	The increases in accrued lump sums for Australian directors are before contributions tax and exclude interest.
3	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN 11)” published by the Institute of Actuaries and the Faculty of Actuaries and dated 4 August 2003.
4	During 2003, the basis of calculation of transfer values was reviewed by the UK Fund Trustee as part of a periodic review of all calculation bases following the triennial valuation. The figures shown at 31 December 2003 are calculated using the new basis.
5	Mr Leslie left service on 2 April 2003. The accrued entitlement shown above represent the value at the date of leaving.
6	Sir Robert Wilson retired at his normal retirement age on 31 October 2003. On retirement he exchanged part of his pension for a cash lump sum, as permitted under the rules of the Fund. The accrued benefit figure as at 31 December 2003 shows the pension accrued at retirement prior to the exchange of pension for cash. The transfer value as at 31 December 2003 reflects the value on the new basis of the residual pension following this exchange.

Table 3 – Directors’ beneficial interests in shares

	1 Jan	31 Dec	6 Feb
	2003[2]	2003[8]	2004

Robert Adams[3]	56,599	71,764	71,782
Sir David Clementi[4]	–	–	–
Leigh Clifford	2,100	2,100	2,100
	56,300	76,428	76,428
Leon Davis	6,100	6,100	6,100
	133,838	187,293	187,293
Guy Elliott[3]	28,897	40,847	40,863
Sir Richard Giordano	1,065	1,065	1,065
Andrew Gould	–	–	–
Oscar Groeneveld	19,010	19,010	19,010
	6,909	23,515	23,515
Sir John Kerr[4]	–	–	–
Jonathan Leslie[5]	44,886	55,396	n/a
David Mayhew	2,500	2,500	2,500
John Morschel	–	–	–
The Hon. Raymond Seitz[5]	500	500	n/a
Paul Skinner	1,000	5,140	5,140
Sir Richard Sykes	2,294	2,359	2,359
Lord Tugendhat	1,135	1,135	1,135
Sir Robert Wilson[5]	114,124	138,609	n/a

Notes
1	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited – shares – stated in italics.
2	Or date of appointment if later.
3	These directors, together with other Rio Tinto plc Group employees, also have an interest in a trust fund containing 21,849 Rio Tinto plc shares at 31 December 2003 (1 January 2003: 102,136 Rio Tinto plc shares) as potential beneficiaries, of The Rio Tinto Share Ownership Trust. At 6 February 2004 this trust fund contained 22,442 Rio Tinto plc shares.
4	Sir David Clementi and Sir John Kerr were appointed directors on 28 January 2003 and 14 October 2003 respectively.
5	Mr Leslie, The Hon. Raymond Seitz and Sir Robert Wilson retired or resigned as directors on 31 March 2003, 1 May 2003 and 31 October 2003 respectively.
6	The above includes the beneficial interests obtained through the Rio Tinto Share Ownership Plan, details of which are set out on page 64 under the heading “Other share plans”.
7	The total beneficial interest of the directors in the Group amounts to less than one per cent.
8	Or date of retirement or resignation if earlier.

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Table 4 – Awards to directors under long term incentive plans

							Plan terms and conditions

														Monetary
							Conditional	Performance	Market		Date	Market		value of
							award	period	price at		award	price at	[3]	vested
	Plan	1 Jan	Awarded	Lapsed	Vested[1]	31 Dec	granted	concludes	award		vests	vesting	award
		2003				2003[2]								£’000

Robert Adams	MCCP 2000	27,830	–	10,437	17,393	–	7/03/2000	31/12/2003	953	p	27/02/2004	1,386	p	241
	MCCP 2001	27,330	–	–	–	27,330	6/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	25,064	–	–	–	25,064	13/03/2002	31/12/2005	1,424	p	–	–		–
	MCCP 2003	–	26,837	–	–	26,837	7/03/2003	31/12/2006	1,198	p	–	–		–

		80,224	26,837	10,437	17,393	79,231								241

Leigh Clifford[5]	MCCP 2000	37,609	–	14,104	23,505	–	7/03/2000	31/12/2003	A$24.156		27/02/2004	A$35.24		348	[3]
	MCCP 2001	37,474	–	–	–	37,474	6/03/2001	31/12/2004	A$34.406		–	–		–
	MCCP 2002	34,435	–	–	–	34,435	13/03/2002	31/12/2005	A$39.600		–	–		–
	MCCP 2003	–	36,341	–	–	36,341	7/03/2003	31/12/2006	A$30.690		–	–		–

		109,518	36,341	14,104	23,505	108,250								348

Guy Elliott	MCCP 2000	4,307	–	1,616	2,691	–	7/03/2000	31/12/2003	953	p	27/02/2004	1,386	p	37
	MCCP 2001	7,845	–	–	–	7,845	6/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	16,935	–	–	–	16,935	13/03/2002	31/12/2005	1,424	p	–	–		–
	MCCP 2003	–	22,923	–	–	22,923	7/03/2003	31/12/2006	1,198	p	–	–		–

		29,087	22,923	1,616	2,691	47,703								37

Oscar Groeneveld[5]	MCCP 2000	21,266	–	7,975	13,291	–	7/03/2000	31/12/2003	A$24.156		27/02/2004	A$35.24		197	[3]
	MCCP 2001	20,934	–	–	–	20,934	6/03/2001	31/12/2004	A$34.406		–	–		–
	MCCP 2002	20,322	–	–	–	20,322	13/03/2002	31/12/2005	A$39.600		–	–		–
	MCCP 2003	–	21,469	–	–	21,469	7/03/2003	31/12/2006	A$30.690		–	–		–

		62,522	21,469	7,975	13,291	62,725								197

Jonathan Leslie[6]	MCCP 2000	21,574	–	8,091	13,483	–	7/03/2000	31/12/2003	953	p	27/02/2004	1,386	p	187
	MCCP 2001	21,192	–	–	–	21,192	6/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	19,758	–	19,758	–	–	13/03/2002	31/12/2005	1,424	p	–	–		–

		62,524	–	27,849	13,483	21,192								187

Sir Robert Wilson	MCCP 2000	50,191	–	18,822	31,369	–	7/03/2000	31/12/2003	953	p	27/02/2004	1,386	p	435
	MCCP 2001	49,796	–	–	–	49,796	6/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	47,983	–	–	–	47,983	13/03/2002	31/12/2005	1,424	p	–	–		–
	MCCP 2003	–	50,599	8,456	–	42,143	7/03/2003	31/12/2006	1,198	p	–	–		–

		147,970	50,599	27,278	31,369	139,922								435

Notes
1	The Rio Tinto Group’s 7th place ranking against the comparator group for the MCCP 2000 award will generate a 62.5 per cent vesting based on the scales applied to conditional awards made prior to 2004.
2	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited – shares – stated in italics.
3	The shares awarded under the MCCP 2000 vest on 27 February 2004 but, as the performance cycle ended on 31 December 2003, they have been dealt with in this table as if they had vested on that date. The values of these awards have been based on share prices of 1,386p and A$35.24, being the closing share prices on 6 February 2004, the latest practicable date prior to the publication of this annual report. Amounts in Australian dollars have been translated into sterling at the year end exchange rate of £1=A$2.3785.
4	The shares awarded under the FTSE 1997 and MCCP 1999 last year vested on 28 February 2003 but, as the performance cycles ended on 31 December 2002, they were dealt with in the 2002 Annual report and financial statements as if they had vested on that date. The values of the awards in the 2002 Annual report and financial statements were based on share prices of 1,169p and A$32.52, being the closing share prices on 14 February 2003, the latest practicable date prior to the publication of the 2002 Annual report and financial statements. Amounts in Australian dollars were translated into sterling at the year end exchange rate of £1=A$2.829.The actual share prices on 28 February 2003, when the awards vested, were 1,268.5p and A$33.3518, with the result that the values of the awards had been understated in respect of Sir Robert Wilson by £105,773, Mr Adams by £61,321, Mr Leslie by £36,304, Mr Davis by £183,279, Mr Clifford by £12,143 and Mr Groeneveld by £36,319 and overstated in respect of Mr Elliott by £4,308.
5	Mr Clifford was given a conditional award over 36,341 Rio Tinto Limited shares and Mr Groeneveld was given a conditional award over 21,469 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under ASX Listing Rule 10.14 at the 2002 annual general meeting.
6	Following Mr Leslie’s resignation from the boards of Rio Tinto plc and Rio Tinto Limited on 31 March 2003, the Remuneration committee agreed that his MCCP awards in 2000 and 2001 should continue to the end of their respective performance periods. The 2002 MCCP award was forfeited.
7	A full explanation of the MCCP together with the proposed changes under the plan can be found on pages 63 and 64.
8	Or as at date of resignation or retirement if earlier.

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Remuneration report continued

Table 5 – Directors’ options to acquire Rio Tinto plc and Rio Tinto Limited shares
								Options exercised/cancelled during the year

		Holding	Granted[5]	Exercised/	Holding	Weighted					Holding
		at		cancelled	at	average	Number	Option	Market	Gain on	at
		1 Jan			31 Dec	option		price	price	exercise	6 Feb
		2003			2003[7]	price				£’000	2004

Robert Adams	A	398,615	114,014	–	512,629	1,136p					512,629
Leigh Clifford	A	384,050	254,132	–	638,182	A$31.10					638,182
	B	208,882			208,882	A$39.87					208,882
Leon Davis	A	93,978	–	–	93,978	A$23.44					93,978
Guy Elliott	A	106,183	98,818	27,241	177,760	1,323p	8,292	820.0p	1,273p	38	177,760
							8,645	808.8p	1,273p	40
							7,613	965.4p	1,273p	23
							2,691	641.0p	1,299p	18

							27,241

Oscar Groeneveld	A	175,084	91,511	–	266,595	A$29.83					266,595
	B	73,965			73,965	A$39.87					73,965
Jonathan Leslie[6]	A	309,775	–	277,095	32,680	965p	55,730	808.8p	1,270p	257	n/a
							53,414	820.0p	1,270p	240
							16,341	965.4p	–	–
							77,749	1,265.6p	–	–
							71,986	1,458.6p	–	–
							1,875	876.0p	–	–

							277,095

Sir Robert Wilson[6]	A	841,076	358,273	253,954	945,395	1,288p	129,636	808.8p	1,292p	626	n/a
							124,318	1,263.0p	–	–

							253,954

A	is where the options are in respect of shares whose market price at the end of the financial year is equal to, or exceeds, the option price.
B	is where the options are in respect of shares whose market price at the end of the financial year is below the option exercise price.

Notes
1	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited – shares – stated in italics.
2	Options have been granted under the Share Option Plan, the Rio Tinto plc Share Savings Plan and the Rio Tinto Limited Share Savings Plan.
3	The options granted to each director have been aggregated, except that any ‘out of the money options’ as at 31 December 2003 have been separately aggregated and disclosed. The closing price of Rio Tinto plc ordinary shares at 31 December 2003 was 1,543p (2002: 1,240p) and the closing price of Rio Tinto Limited shares at
31 December 2003 was A$37.54 (2002:A$33.95).
4	Two directors were granted share options under the Rio Tinto Share Savings Plan that are exercisable between 1 January 2009 and 30 June 2009. One was granted options over 1,431 Rio Tinto plc ordinary shares at 1,107p per share and the other was granted options over 1,431 Rio Tinto Limited shares at A$27.48 per share.
5	All other share options were granted under the Share Option Plan and, subject to the performance criteria explained on page 63, are exercisable between 7 March 2006 and
7 March 2013. Options were granted over 569,674 Rio Tinto plc ordinary shares at 1,263p per share and over 344,212 Rio Tinto Limited shares at A$33.336 per share.
6	No directors’ options lapsed during the year. Following Mr Leslie’s resignation 167,951 of his options were cancelled with immediate effect. Following Sir Robert Wilson’s retirement 124,318 of his options were also cancelled.
7	Or at date of retirement or resignation if earlier.

Rio Tinto’s register of directors’ interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe for Rio Tinto shares.

68	Rio Tinto 2003 Annual report and financial statements

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Table 6 – Total remuneration as required under the Australian Corporations Act 2001
	Base	Annual	Other		Subtotal	Pension	Value of		Adjusted for	2003
	salary/	cash bonus	benefits	[2]		contributions[3]	long term		the term of the	Total	[1]
	fees						incentive		Performance
Stated in US$’000							shares	[4]	Period [5]	US$

Chairman
Paul Skinner	275	–	7		282	–	–		–	282

Non executive directors
Sir David Clementi	80	–	–		80	–	–		–	80
Leon Davis	245	–	–		245	–	–		–	245
Sir Richard Giordano	156	–	–		156	–	–		–	156
Andrew Gould	91	–	–		91	–	–		–	91
Sir John Kerr	18	–	–		18	–	–		–	18
David Mayhew	91	–	–		91	–	–		–	91
John Morschel	123	–	–		123	–	–		–	123
The Hon. Raymond Seitz	34	–	–		34	–	–		–	34
Sir Richard Sykes	92	–	–		92	–	–		–	92
Lord Tugendhat	91	–	–		91	–	–		–	91

Executive directors
Robert Adams	774	511	49		1,334	–	2,834		(1,964)	2,204
Leigh Clifford	1,086	703	354		2,143	268	5,630		(3,859)	4,182
Guy Elliott	656	455	35		1,146	–	1,456		(1,011)	1,591
Oscar Groeneveld	621	471	131		1,223	156	2,284		(1,586)	2,077
Jonathan Leslie	147	92	104		343	–	331		(248)	426
Sir Robert Wilson	1,217	790	72		2,079	–	6,961		(4,775)	4,265

Five highest paid executives in the Group (other than directors)[6]
Tom Albanese	549	313	649		1,511	–	2,726		(1,858)	2,379
Preston Chiaro	419	217	234		870	–	987		(679)	1,178
David Klingner	434	210	250		894	109	754		(533)	1,224
Christopher Renwick	681	606	98		1,385	156	2,106		(1,461)	2,186
Sam Walsh	542	443	123		1,108	124	1,590		(1,100)	1,722

Notes
1	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of £1=US$1.633 or alternatively, into Australian dollars at the rate of US$1=A$1.5434, each being the average exchange rate for the year. The annual cash bonus can be converted at the year end exchange rates of £1=US$1.78 to ascertain the sterling equivalent or alternatively, US$1=A$1.3355 to find the Australian dollar value. Director’s remuneration included in the first three columns are as reported in Table 1, converted into US dollars.
2	Includes provision of medical cover, car, fuel, 401K contributions in the US, educational assistance, leaving gifts, company paid tax, professional advice, accomodation and costs associated with secondment.
3	Includes actual contributions payable to both defined contribution and defined benefit arrangements that are required to secure the pension benefits earned in the year.
4	The amount of long term share based compensation represents the estimated value of awards granted under the Rio Tinto Share Option Plan (the SOP), the Share Savings Plan (the SSP) and the Mining Companies Comparative Plan (the MCCP). The estimated value has been calculated using an independent binomial model provided by external consultants Lane, Clark and Peacock LLP. The value of long term share based compensation has been valued in accordance with the guidelines as detailed in the Australian Securities & Investments Commission media release dated 30 June 2003.
5	Under Australian GAAP the value of unvested share grants should be spread equally over the term of each scheme's performance period. This adjustment averages the value of the long term incentive shares over a three year period in respect of the SOP, a four year period in respect of the MCCP and the length of the relevant contract period under the SSP.
6	The number of share options granted under the Share Option Plan to the five highest paid senior executives in the twelve month period up to 31 December 2003 are as follows: Mr Albanese 139,165 and Mr Chiaro 37,160 over Rio Tinto plc ordinary shares, Mr Renwick 95,392, Mr Walsh 75,863 and Mr Klingner 20,956 over Rio Tinto Limited ordinary shares. The options are subject to the performance criteria explained on page 63 and are exercisable between 7 March 2006 and 6 March 2013. Options were granted at 1,263p per ordinary Rio Tinto plc share and at A$33.336 per ordinary Rio Tinto Limited share.
      The number of conditional shares awarded under the Mining Companies Comparative Plan in respect of the same five senior executives and the same twelve month period to 31 December 2003 are as follows: Mr Albanese 19,274 and Mr Chiaro 7,352 over Rio Tinto plc ordinary shares and Mr Renwick 21,230, Mr Walsh 16,884 and Mr Klingner 10,961 over Rio Tinto Limited ordinary shares. The market prices of the Rio Tinto plc and Rio Tinto Limited ordinary shares were 1,198p and A$30.69 respectively.
      Mr Albanese was granted 530 share options over Rio Tinto ordinary shares under the Rio Tinto Share Savings Plan at an option price of £11.50. These may be exercised between 1 January 2006 and 7 January 2006.
The number of share options and conditional shares awarded to the executive directors are shown in Tables 4 and 5 of this report. The non executive directors do not participate in the long term incentive share schemes.

Auditable part
Tables 1, 2, 4 and 5 comprise the ‘auditable part’ of the Remuneration report, being the information required by Part 3 of schedule 7a to the Companies Act 1985.

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Corporate governance

Rio Tinto is committed to high standards of corporate governance, for which the directors are accountable to shareholders. Over the last several years, corporate governance discussions have taken centre stage in the UK, Australia and the US, where Rio Tinto has its three main listings. In setting out the Group’s corporate governance statement, the boards have therefore referred to the Combined Code as attached to the UK Listing Authority’s Listing Rules (the current Code), the new Combined Code (the new Code), the ASX Best Practice Corporate Governance Guidelines and the NYSE Corporate Governance Listing Standards, as well as the Sarbanes-Oxley Act of 2002.
     Rio Tinto plc and Rio Tinto Limited have adopted a common approach to corporate governance. Both Companies have, for the period under review, applied the principles contained in Part 1 of the current Code. The detailed provisions of Section 1 of the current Code have been complied with as described below. As at the date of the Directors’ report both Companies also complied with the ASX Best Practice Corporate Governance Guidelines. In addition, Rio Tinto has voluntarily adopted the recommendations of the US Blue Ribbon Committee in respect of disclosures to shareholders, as detailed in the Audit committee’s statement on page 72. Rio Tinto intends to include on its website a brief summary of significant differences, if any, in the way its corporate governance practices differ from those followed by US companies under NYSE listing standards.
     The boards will continue to monitor developments in the corporate governance area in Rio Tinto’s three principal share markets.
     A statement relating to directors’ responsibilities for going concern and preparation of the financial statements is on pages 71 and 72.

The board
The Companies have common boards of directors, which are collectively responsible for the success of the Group.

Board composition
On 1 November 2003, Paul Skinner, until then an independent non executive director, became chairman, succeeding Sir Robert Wilson, who retired after 33 years with Rio Tinto. The boards currently comprise 14 directors, four executive and nine non executive directors and the chairman.
     The boards have reviewed the independence of all non executive directors and determined that, of the nine non executive directors, seven are independent. Notwithstanding that Sir Richard Giordano has served as a director since 1992, the strength, objectivity and nature of his contribution to board and committee discussions were fully consistent with those of an independent director. Two have connections with the Group: Leon Davis is a former chief executive of the Group and David Mayhew is chairman of one of Rio Tinto plc’s stockbrokers. The directors’ biographies are set out on pages 58 and 59.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of their responsibilities has been formally approved by the boards.

The role of the board
Collectively, the non executive directors bring broadly based knowledge and experience to the boards’ deliberations and their contribution is vital to corporate accountability. As recommended in the new Code, they have agreed performance targets for management against the Group’s 2004 financial plan.
     The boards had eight scheduled and one special meeting in 2003. Details of directors’ attendances at board and committee meetings are set out in the Directors’ report on page 61.
     In line with best practice, the boards have regular scheduled discussions on various aspects of the Group’s strategy. In addition, one meeting was a two day meeting, the main purpose of which was an in depth discussion of Group strategy. Management of the business is the responsibility of executive management. The board approves strategy, major investments and acquisitions and is ultimately accountable to the shareholders for the performance of the business.
     All directors have full and timely access to the information required to discharge their responsibilities fully and effectively.
     There is a formal schedule of matters specifically reserved for decision by the boards, a copy of which is posted on the Group’s website. This schedule is reviewed regularly to ensure continued relevance.
     Going forward, the chairman will be holding meetings with non executive directors without the executive directors present. Furthermore the non executive directors will meet annually in a meeting chaired by the senior non executive director to appraise the chairman’s performance.

Communication with the investor community
The main channels of communication with the investor community are through the chief executive, the finance director and the chairman. The Group also organises regular investor seminars, which provide a two way communication with investors and analysts, with valuable feedback which is communicated to the boards. In addition, the Group’s external investor relations advisors carry out a survey of major shareholders’ opinion and perception of the Group. The ensuing report is distributed and a formal annual presentation is made to the boards on the subject.

Independent advice
A procedure has been established for

directors to obtain independent professional advice at the Group’s expense in furtherance of their duties as directors. They also have access to the advice and services of both company secretaries.

Election and re-election
All directors are elected by shareholders at the annual general meetings following their appointment and, thereafter, are subject to re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms.

Board performance
In compliance with Clause A.6 of the new Code and Principle 8 of the ASX Best Practice Corporate Governance Guidelines, the performance of Rio Tinto’s board, its committees and individual directors have been evaluated. The assessment has been carried out by external advisers and has covered the following areas: board dynamics; board capability; board process; corporate governance, strategic clarity and alignment; board structure; and the performance of individual directors. In the opinion of the boards they comply with the requirements of the new Code and the ASX Best Practice Corporate Governance Guidelines. It is the intention of the boards to continue to review both board and director performance on an annual basis.

Board committees
The directors have established four committees, all of which are fundamental to good corporate governance in the Group. All committee terms of reference are reviewed annually by the boards and the committees themselves, and appear on the Group’s website. Regular reports of committee business and activities are given to the boards and minutes are circulated to all directors. Committee members, shown on pages 58 and 59, are all non executive directors.
     The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information; the review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports; the review with external auditors of the scope and results of their audit; the nomination of auditors for appointment by shareholders; and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds.
     A number of training sessions, which may cover new legislation and other relevant information, have been incorporated into the committee’s normal schedule of business.

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The external auditors, the finance director, the Group controller and Group internal auditor attend meetings. A copy of the Audit committee charter is reproduced on page 73 and can also be found on the Group website.
     The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors. Full disclosure of all elements of directors’ and certain senior executives’ remuneration can be found in the Remuneration report on pages 62 to 69, together with details of the Group’s remuneration policies.
     The Nominations committee is chaired by the chairman of Rio Tinto. It is the committee’s responsibility to ensure that there is a clear, appropriate and transparent process in place to source and appoint new directors. Its responsibilities also include evaluating the balance of skills, knowledge and experience on the boards and identifying and nominating, for the approval by the boards, candidates to fill board vacancies as and when they arise. The committee reviews the structure, size and composition of the boards and make recommendations with regard to any changes it considers appropriate. Finally, the committee reviews the time required to be committed to Group business by non executive directors and assess whether non executive directors are spending enough time to carry out their duties.
     The Committee on social and environmental accountability is responsible for reviewing the effectiveness of management policies and procedures in delivering the standards set out in The way we work, Rio Tinto’s statement of business practice, which do not fall within the remit of other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of business practices throughout the Group, consistent with the high standards expected of a responsibly managed company and to develop the necessary clear accountability on these practices.

Directors dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities. The policy, which can be viewed on the Rio Tinto website, is no less stringent than the Model Code set out in the UK Listing Rules.
Directors and employees are prohibited from dealing when in possession of price sensitive information. Directors and certain employees are prohibited from dealing during the ‘close periods’ which are the periods of up to two months before a profit announcement. Directors and designated employees are also prohibited from dealing in Rio Tinto securities at any time on considerations of a short term nature.

Statement of business practice
The way we work provides the directors and

all Group employees with a summary of the principal policies and procedures in place to help ensure that high standards are met.
     Policies are adopted by the directors after wide consultation, both externally and within the Group. Once adopted they are communicated to business units worldwide, together with guidance and support on implementation. Business units are then required to devote the necessary effort by management to implement and report on these policies.
     The way we work was reviewed and updated in 2003 to reflect best practice and procedures were introduced to meet changed requirements. The following policies are currently in place: health, safety and the environment; communities; human rights; access to land; employees; business integrity; bribery and corruption; corporate governance; compliance; external disclosures, including continuous disclosure and code of ethics covering the preparation of financial statements and political involvement. These policies apply to all Rio Tinto managed businesses.
     In line with best practice, the Group has in place a Group wide “whistle blowing” programme entitled Speak-OUT. Under this programme, employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, through an independent third party and without fear of recrimination.
     In the case of business partners, such as joint ventures and associated companies, where the Group does not have operating responsibility, Rio Tinto’s policies are communicated to them and they are encouraged to adopt similar policies of their own. Practical advice is offered wherever appropriate.
     In 2001, the Association of British Insurers issued its guidelines relating to socially responsible investment. Rio Tinto’s report on social and environmental matters follows these guidelines and can be found on pages 55 and 56 of 2003 Annual report and financial statements and on pages 22 to 25 of the 2003 Annual review. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on Rio Tinto’s website: www.riotinto.com

Responsibilities of the directors
The directors are required by UK and Australian company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. To ensure that this requirement is satisfied the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.
     The directors consider that the financial statements have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgments. The accounting policies have been consistently applied.
     The directors, senior management, senior financial managers and other members of staff who are required to exercise judgment in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001 as modified by the Australian Securities and Investment Commission order dated 21 July 2003, and have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.
     The directors are also responsible for the maintenance and integrity of the Group’s website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially loaded on the website.

Going concern
The financial statements have been prepared on the going concern basis. As required by the current Code, the directors report that they have satisfied themselves that the Group is a going concern since it has adequate financial resources to continue in operational existence for the foreseeable future.

Boards’ statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsibly and sustainably investing in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
     The directors are responsible for the Group’s system of internal control and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls, and risk management procedures. Because of the limitations inherent in any such system, this is designed to manage rather than eliminate risk. Accordingly, it provides reasonable, but not absolute assurance, against material misstatement or loss.
     The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group.
This process was in place during 2003 and up to and including the date of approval of the 2003 Annual report and financial

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Corporate governance continued

statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     The Group’s management committees review information on the Group’s significant risks, with relevant control and monitoring procedures, for completeness and accuracy. This information is presented to the directors to enable them to assess the effectiveness of the internal controls. In addition, the boards and their committees monitor the Group’s significant risks on an ongoing basis.
     Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen at the first board meeting following the relevant committee meeting.
     Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
     Each year, the leaders of Group businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place and operating effectively. The results of this process are reviewed by the Executive committee it is then presented to the board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     In 2002, the Group also established a Disclosure and procedures committee which was tasked with reviewing the adequacy and effectiveness of Group controls over and procedures for the public disclosure of financial and related information. The committee has been presenting the results of this process to senior management and directors and will continue to do so.
     The Group has material investments in a number of joint ventures and associated companies. Rio Tinto cannot guarantee that local management of mining assets, where it does not have managerial control, will comply with the Group’s standards or objectives.
     Accordingly, the review of their internal controls is less comprehensive than that for the Group’s managed operations.

Communications
Communications with shareholders are given high priority. The boards have responsibility to ensure that a satisfactory dialogue with shareholders takes place. In addition to statutory documents, such as the Annual report and financial statements, Annual review and Half year report, Rio Tinto produces documents on a wide range of subjects, including corporate social responsibility, which are available on request.

Further details are set out in the Shareholder information on page 79.
     Rio Tinto maintains a comprehensive website, www.riotinto.com, from which its reports and other publications can be freely downloaded and through which shareholders can gain secure online access to their shareholding details. It is also linked to websites maintained by Group operations, thus offering easy access to a wealth of detailed information about the Group. Results presentations and other significant events are also available as they happen and as an archive on the website.
     Full use is made of the annual general meetings to inform shareholders of current developments through appropriate presentations and to provide opportunities for questions. Significant matters affecting both Companies are dealt with under the joint voting procedure, detailed on page 78. Votes, which are cast on a poll, are announced after the close of the later of the two annual general meetings. In addition the Companies respond to individual queries on many issues.

Audit committee: US Blue Ribbon
Compliance statement
The Audit committee meets the membership requirements of the Combined Code in the UK and the Blue Ribbon Report in the US. The Group also meets the disclosure requirements in respect of audit committees required by the Australian Stock Exchange. The Audit committee is governed by a written charter approved by the boards, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on page 73.
     The Audit committee comprises the five members set out below. The members, with the exception of David Mayhew, are independent and are free of any relationship that would interfere with impartial judgment in carrying out their responsibilities. Mr Mayhew is technically not deemed to be independent by virtue of his professional association with the Group in his capacity as chairman of Cazenove Group plc, a stockbroker and financial adviser to Rio Tinto plc. However, the boards have determined that, in their business judgment, the relationship does not interfere with Mr Mayhew’s exercise of independent judgment and they believe that his appointment is in the best interests of the Group because of the substantial financial knowledge and expertise he brings to the committee.

Report of the Audit committee
The Audit committee met eight times in 2003. We monitor developments in corporate governance in the US, Australia and the UK. We do so to ensure the Group continues to apply high and appropriate standards relevant to the jurisdictions in which we operate.
     Many of the new US requirements have long been best practice and are incorporated into the committee’s Charter, reproduced on page 73. The Charter is subject to regular discussion and has been reviewed in the light of new requirements and emerging best practice.
     There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible goods and services for the Group at the most advantageous price. We review the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service.

Financial expert
In January 2003, the Audit committee reviewed the SEC requirements for audit committee’s financial experts, and, following an indepth assessment, recommended that the boards consider indentifying Sir Richard Giordano, Sir David Clementi, and Andrew Gould as the Audit committee’s financial experts, to be identified as such in the 2003 Annual report and financial statements, subject to the board satisfying itself that they fulfilled the SEC criteria. At their subsequent meeting, the boards considered each of the above and resolved that they each possessed the requisite experience, appropriately required, to qualify as financial experts.

2003 financial statements
We have reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2003.
     We have discussed with the external auditors the matters described in the American Institute of Certified Public Accountants Auditing Standard No. 90, Audit Committee Communications, and in the UK Statement of Auditing Standard No 610, Reporting to those charged with Governance (SAS 610), including their judgments regarding the quality of the Group’s accounting principles and underlying estimates.
     We have discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and SAS 610.
     Based on the reviews and discussions referred to above, we have recommended to the boards of directors that the financial statements referred to above be included in the annual report.

Sir Richard Giordano (Chairman)
Sir David Clementi
Andrew Gould
David Mayhew
Lord Tugendhat

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Audit committee charter

Scope and authority The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing
•	the financial information that will be
provided to shareholders and the public;
•	the systems of internal financial controls
that the boards and management have
established; and
•	the Group’s auditing, accounting and
financial reporting processes.

In carrying out its responsibilities the committee has full authority to investigate all matters that fall within the terms of reference of this Charter. Accordingly, the committee may:
•	obtain independent professional advice in
the satisfaction of its duties at the cost of
the Group; and
•	have such direct access to the resources of
the Group as it may reasonably require
including the external and internal auditors.

Composition
The Audit committee shall comprise three or more non executive directors, at least three of whom shall be independent. The boards will determine each director’s independence having regard to any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
     All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
     A quorum will comprise any two independent directors.
     The committee may invite members of the management team to attend the meetings and to provide information as necessary.

Meetings
The committee shall meet not less than four times a year or more frequently as circumstances require. Audit committee minutes will be confirmed at the following meeting of the committee and tabled as soon as practicable at a meeting of the boards.
     The Group’s senior financial management, external auditors and internal auditor shall be available to attend all meetings.
     As part of its responsibility to foster open communication, the committee should meet with management, the external auditors and the internal auditor, at least annually, to discuss any matters that are best dealt with privately.

Responsibilities
The boards and the external auditors are accountable to shareholders. The Audit committee is accountable to the boards. The internal auditor is accountable to the Audit committee and the finance director.
     To fulfil its responsibilities the committee shall:

Charter
•	Review and, if appropriate, update this
Charter at least annually.

Financial reporting and internal financial controls
•	Review with management and the external
auditors the Group’s financial statements,
stock exchange and media releases in
respect of each half year and full year.
•	Review with management and the external
auditors the accounting policies and
practices adopted by the Companies and
their compliance with accounting
standards, stock exchange listing rules and
relevant legislation.
•	Discuss with management and the external
auditors management’s choice of
accounting principles and material
judgments, including whether they are
aggressive or conservative and whether
they are common or minority practices.
•	Recommend to the boards that the annual
financial statements reviewed by the
committee (or the chairman representing
the committee for this purpose) be
included in the Group’s annual report.
•	Review the regular reports prepared by the
internal auditor including the effectiveness
of the Group’s internal financial controls.

External auditors
•	Recommend to the boards the external
auditors to be proposed to shareholders.
•	Review with the external auditors the
planned scope of their audit and
subsequently their audit findings including
any internal control recommendations.
•	Periodically consult with the external
auditors out of the presence of
management about the quality of the
Group’s accounting principles, material
judgments and any other matters that the
committee deems appropriate.
•	Review the performance of the external
auditors and the effectiveness of the audit
process, taking into consideration relevant
professional and regulatory requirements.
•	Review and approve the fees and other
compensation to be paid to the external
auditors.
•	Ensure that the external auditors submit a
written statement outlining all of its
professional relationships with the Group
including the provision of services that may
affect their objectivity or independence.
Review and discuss with the external
auditors all significant relationships they
have with the Group to determine their
independence.

Internal auditor
•	Review the qualifications, organisation,
strategic focus and resourcing of internal
audit.
•	Review the internal audit plans.
•	Periodically consult privately with the
internal auditor about any significant
difficulties encountered including
restrictions on scope of work, access to
required information or any other matters
that the committee deems appropriate.

Risk management
•		Review and evaluate the internal processes
for determining and managing key risk
areas.
•		Ensure the Group has an effective risk
management system and that macro risks
are reported at least annually to the boards.
•		Require periodic reports from nominated
senior managers:
	–	confirming the operation of the risk
management system including advice
that accountable management have
confirmed the proper operation of
agreed risk mitigation strategies and
controls, and
	–	detailing material risks.
•		Address the effectiveness of the Group’s
internal control system with management
and the internal and external auditors.
•		Evaluate the process the Companies has in
place for assessing and continuously
improving internal controls, particularly
those related to areas of material risk.

Other matters The committee shall also perform any other activities consistent with this Charter that the committee or boards deem appropriate. This will include, but not be limited to:
•	Review of the Group’s insurance cover.
•	Review of the corporate governance
practices of Group sponsored pension
funds.

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Shareholder information

DIVIDENDS
Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the dual listed companies structure on page 77.

Dividend policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of dividends over time, without cutting them during economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total dividend for the previous year. Under Rio Tinto’s dividend policy, the final dividend for each year is expected to be at least equal to the interim dividend.

Dividend determination
As the majority of the Group’s sales are transacted in US dollars, it is the most reliable currency in which to measure the Group’s financial performance and is its main reporting currency. So the US dollar is the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited.
      Australian shareholders of Rio Tinto plc can elect to receive dividends in Australian dollars and UK shareholders of Rio Tinto Limited can elect to receive dividends in sterling. If you would like further information contact Computershare.

2003 dividends
The 2003 interim and final dividends were determined at 30.0 US cents and at 34.0 US cents per share respectively and the applicable translation rates were US$1.6256 and US$1.8202 to the pound sterling and US$0.6664 and US$0.7610 to the Australian dollar.
     Final dividends of 18.68 pence per share and of 44.68 Australian cents per share will be paid on 6 April 2004. A final dividend of 136 US cents per ADR (each representing four shares) will be paid by The Bank of New York to the ADR holders of both Companies on 7 April 2004.
      The tables below set out the amounts of interim, final and total cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.

Rio Tinto Group – US cents per share
	2003	2002	2001	2000	1999

Interim	30.0	29.5	20.0	19.0	16.5
Final	34.0	30.5	39.0	38.5	38.5
Total	64.0	60.0	59.0	57.5	55.0

Rio Tinto plc – UK pence per share
	2003	2002	2001	2000	1999

Interim	18.45	18.87	14.03	12.66	10.39
Final	18.68	18.60	27.65	26.21	23.84
Total	37.13	37.47	41.68	38.87	34.23

Rio Tinto Limited – Australian cents per share
	2003	2002	2001	2000	1999

Interim	45.02	54.06	39.42	32.68	25.64
Final	44.68	51.87	75.85	69.76	61.47
Total	89.70	105.93	115.27	102.44	87.11

Rio Tinto plc and
Rio Tinto Limited – US cents per ADS
	2003	2002	2001	2000	1999

Interim	120	118	80	76	66
Final	136	122	156	154	154
Total	256	240	236	230	220

Dividend reinvestment plan (DRP)
Rio Tinto offers shareholders a DRP which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market, free of commission. Please see Taxation on pages 75 and 76 for an explanation of the tax consequences. The DRP is available only to shareholders whose names are recorded on the respective Company’s register and due to local legislation cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.

MARKET LISTINGS AND SHARE PRICES
Rio Tinto plc
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE).
     As a constituent of the Financial Times Stock Exchange 100 index (FTSE 100), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     Central to the SETS system is the electronic order book on which an LSE member firm can post buy and sell orders, either on its own behalf or for its clients. Buy and sell orders are executed against each other automatically in strict price, then size, priority. The order book operates from 8.00 am to 4.30 pm daily. From 7.50 am to 8.00 am orders may be added to, or deleted from the book, but execution does not occur. At 8.00 am the market opens by means of an uncrossing algorithm which calculates the greatest volume of trades on the book which can be executed, then matches the orders, leaving unexecuted orders on the book at the start of trading.
     All orders placed on the order book are firm, and are for standard three day settlement. While the order book is vital to all market participants, orders are anonymous, with the counterparties being revealed to each other only after execution of the trade.
     Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA)

is entered into for trades greater than 8 x Normal Market Size (NMS). Rio Tinto plc has an NMS of 75,000 shares. Publication of trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.
     Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites. Share prices are also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times in the UK: telephone 0906 843 3880; calls are currently charged at 60p per minute.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with The Bank of New York under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, and as further amended and restated on 15 February 1999. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), with each ADR representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission, are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
     Rio Tinto plc shares are also listed on Euronext and on Deutsche Börse.
The following table shows share prices for the period indicated, the reported high and low middle market quotations (which represent an average of bid and asked prices) for Rio Tinto plc’s shares on the LSE based on the LSE Daily Official List, and the highest and lowest sale prices of the Rio Tinto plc ADSs as reported on the NYSE composite tape.

	Pence per		US$ per
	Rio Tinto plc		Rio Tinto plc
	share		ADS

	High	Low	High	Low

1999	1,495	698	95.13	46.13
2000	1,478	900	96.56	55.13
2001	1,475	930	84.10	55.00
2002	1,492	981	85.93	62.00
2003	1,543	1,093	111.35	71.70

Aug 2003	1,407	1,270	90.30	82.30
Sept 2003	1,420	1,283	93.83	86.41
Oct 2003	1,474	1,290	100.34	86.85
Nov 2003	1,461	1,366	100.52	92.82
Dec 2003	1,543	1,421	111.35	98.50
Jan 2004	1,574	1,426	116.33	103.95

2002
First quarter	1,492	1,285	85.93	73.90
Second quarter	1,411	1,168	81.85	71.99
Third quarter	1,261	981	77.31	62.00
Fourth quarter	1,324	1,016	83.23	64.00

2003
First quarter	1,298	1,093	83.80	71.70
Second quarter	1,272	1,129	85.26	72.30
Third quarter	1,420	1,132	93.83	75.31
Fourth quarter	1,543	1,290	111.35	86.85

As at 6 February 2004, there were 66,906 holders of record of Rio Tinto plc’s shares. Of these holders, 254 had registered addresses in the US and held a total of 158,205 Rio Tinto plc shares, representing 0.01 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 82.8 million Rio Tinto plc

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shares were registered in the name of a custodian account in London. These shares were represented by 20.7 million Rio Tinto plc ADSs held of record by 373 ADS holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Stock Exchange (ASX) and the Stock Exchange of New Zealand. The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system. Although not listed, Rio Tinto Limited shares are also traded on the LSE.
     Closing ASX share prices are published in most Australian newspapers and are also available during the day on the Rio Tinto and other websites.
     Rio Tinto Limited also has an ADR facility with The Bank of New York under a Deposit Agreement, dated 6 June 1989, as amended on 1 August 1989, and as amended and restated on 2 June 1992. The ADRs evidence Rio Tinto Limited’s ADSs, each representing four shares and are traded in the over the counter market under the symbol ‘RTOLY’.
     The following tables set out for the periods indicated the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX and the highest and lowest trading prices of Rio Tinto Limited ADSs, as advised by The Bank of New York. There is no established trading market in the US for Rio Tinto Limited’s shares or ADSs.

	A$ per		US$ per
	Rio Tinto Ltd		Rio Tinto Ltd
	share		ADS

	High	Low	High	Low

1999	32.76	18.71	87.00	39.25
2000	33.54	22.65	87.50	50.00
2001	38.62	28.40	80.55	54.00
2002	41.35	29.05	85.24	63.62
2003	37.54	28.17	112.42	73.85

Aug 2003	34.31	31.55	88.83	83.19
Sept 2003	35.31	32.87	94.00	88.34
Oct 2003	36.59	32.32	101.00	88.22
Nov 2003	35.96	33.68	102.56	97.52
Dec 2003	37.54	34.79	112.42	101.11
Jan 2004	38.41	35.36	118.35	107.75

2002
First quarter	41.35	36.42	85.24	74.96
Second quarter	38.63	32.81	82.47	73.71
Third quarter	36.00	29.32	81.77	63.62
Fourth quarter	34.89	29.05	78.11	63.75

2003
First quarter	35.25	30.69	83.22	73.85
Second quarter	33.26	29.21	84.00	74.53
Third quarter	35.31	28.17	94.00	76.55
Fourth quarter	37.54	32.32	112.42	88.22

As at 6 February 2004, a total of 304,153 Rio Tinto Limited shares were held of record by 208 persons with registered addresses in the US, which represented approximately 0.061 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, an aggregate of 234,778 Rio Tinto Limited ADSs were outstanding (representing 0.9 million Rio Tinto Limited shares) and were held of record by 31 persons with registered addresses in the US, which represented less than one per cent of the total number of Rio Tinto Limited shares issued and outstanding. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

ADR holders
ADR holders may instruct The Bank of New York as to how the shares represented by their ADRs should be voted.
     Registered holders of ADRs will have the Annual review and interim reports mailed to them at their record address. Brokers or financial institutions, which hold ADRs for shareholder clients, are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review and interim reports for this purpose.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F, incorporating by reference most of the information in the 2003 Annual report and financial statements, will be filed with the SEC. The Form 20-F corresponds to the Form-10K which US public companies are required to file with the SEC. Rio Tinto’s Form 20-F and other filings can be viewed on the SEC website at www.sec.gov

Investment warning
Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise depending on market movements. You may not get back the original amount invested.

Credit ratings
Rio Tinto has strong international credit ratings:

	Short term	Long term

Standard & Poor’s Corporation	A-1	A+
Moody’s Investors Service	P-1	Aa3

The ratings by Standard & Poor’s Corporation were downgraded during 2002 from A-1+/AA- and are on a “stable” outlook. The ratings by Moody’s Investor Services are on a “negative” outlook.

TAXATION
UK resident individuals
Taxation of dividends
Dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Reclaiming income tax on dividends
Tax credits on dividends are no longer

reclaimable. However, tax credits on dividends paid into Personal Equity Plans or Individual Savings Accounts will continue to be refunded on dividends paid prior to 6 April 2004.

Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares (for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax) will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Australian resident individuals
Taxation of dividends
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the tax paid by the Group in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in tax paid by the Group being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company will frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition, an amount equal to the franking credit attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no

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Shareholder information continued

Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Group’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to the shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex. Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure. If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.

US resident individuals
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares, Rio Tinto Limited ADSs and Rio Tinto Limited shares (‘the Group’s ADSs and Shares’) by a US holder (as defined below). It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation, may affect the tax consequences of the ownership of the Group’s ADSs and shares.
     It is based in part on representations by The Bank of New York as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
     A ‘US holder’ is a beneficial owner of securities who, for purposes of the income tax conventions between the US and both the UK and Australia (‘the Conventions’), is a resident of the US and is not a US corporation owning directly or indirectly ten per cent or more of the stock issued by either of the Companies.
     For the purposes of the Conventions and

of the US Internal Revenue Code of 1986, as amended, (‘the Code’) US holders of ADSs are treated as the owners of the underlying shares.
     The summary describes the treatment applicable under the Conventions in force at the date of this report.

UK taxation of shareholdings in
Rio Tinto plc
Taxation of dividends
US holders do not suffer deductions of UK withholding tax on dividends paid by Rio Tinto plc. Dividends carry a tax credit equal to one ninth of the net dividend, or ten per cent of the net dividend plus the tax credit. The tax credit is not repayable to US holders.

Capital gains
A US holder will not normally be liable to UK tax on capital gains realised on the disposition of Rio Tinto plc ADSs or shares unless the holder carries on a trade, profession or vocation in the UK through a permanent establishment in the UK and the ADSs or shares have been used for the purposes of the trade, profession or vocation or are acquired, held or used for the purposes of such a permanent establishment.

Inheritance tax
Under the UK Estate Tax Treaty a US holder, who is domiciled in the US and is not a national of the UK, will not be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime unless the ADSs and shares form part of the business property of a permanent establishment in the UK or pertain to a fixed base situated in the UK used in the performance of independent personal services. In the exceptional case where ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the UK Estate Tax Treaty generally provides for tax payments to be relieved in accordance with the priority rules set out in the Treaty.

Stamp duty and stamp duty reserve tax
Transfers of Rio Tinto plc ADSs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside of, the UK.
     Purchases of Rio Tinto plc shares are subject either to stamp duty at a rate of 50 pence per £100 or to stamp duty reserve tax (SDRT) at a rate of 0.5 per cent. Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional SDRT at a rate of 1.5 per cent on all transfers to the Depositary or its nominee.

Australian taxation of shareholdings in
Rio Tinto Limited
Taxation of dividends
US holders are not normally liable to Australian withholding tax on dividends paid by Rio Tinto Limited because such dividends are normally fully ‘franked’ under the

Australian dividend imputation system, meaning that they are paid out of income that has borne Australian income tax. Any ‘unfranked’ dividends would suffer Australian withholding tax which under the Australian income tax convention is limited to 15 per cent of the gross dividend.

Capital gains
US holders are not normally subject to any Australian tax on the disposal of Rio Tinto Limited ADSs or shares unless they have been used in carrying on a trade or business wholly or partly through a permanent establishment in Australia, or the gain is in the nature of income sourced in Australia.

Gift, estate and inheritance tax
Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Stamp duty
An issue or transfer of Rio Tinto Limited ADSs or a transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty.

US Federal income tax
Dividends
Dividends on the Group’s ADSs and shares will generally be treated as dividend income for purposes of US Federal income tax. In the case of Rio Tinto Limited the income will be the net dividend plus, in the event of a dividend not being fully franked, the withholding tax.
     Dividend income will not be eligible for the dividends received deduction allowed to US corporations.
     Under the Jobs and Growth Tax Relief Reconciliation Act 2003, dividends paid by Qualified Foreign Corporations (QFCs) are subject to a maximum rate of income tax of 15 per cent. This maximum rate applies to taxable years beginning after 31 December 2002 and ending before 1 January 2009. Both Rio Tinto plc and Rio Tinto Limited expect to be QFCs throughout this period. To qualify for the 15 per cent maximum income tax rate on dividends the stock of the QFC must be held for more than 60 days during the 120 day period beginning on the date which is 60 days before the ex dividend date.

EXCHANGE CONTROLS
Rio Tinto plc
At present, there are no UK foreign exchange controls or other restrictions on the export or import of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or the conduct of Rio Tinto plc’s operations. The Bank of England however upholds international law and maintains financial sanctions against specified terrorist organisations and specific targets related to Burma, Federal Republic of Yugoslavia and Serbia, Iraq and Zimbabwe.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association

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or under English law that limit the right of non resident or foreign owners to hold or vote Rio Tinto plc’s shares.

Rio Tinto Limited
Under existing Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds, and no permission is required by Rio Tinto Limited for the movement of funds into or out of Australia, except that restrictions apply to certain transactions relating to the following:
(a) supporters of the former government of the Federal Republic of Yugoslavia; and
(b) Ministers and senior officials of the Government of Zimbabwe.
The Department of Foreign Affairs and Trade upholds international law that prohibits anyone from making assets available to terrorists and their sponsors.
     Members of the general public are required to report the sending of A$10,000 or more in currency out of Australia to the Australian Transaction and Reports Analysis Centre. Rio Tinto Limited must also deduct withholding tax from foreign remittances of dividends (to the extent that they are unfranked) and of interest payments.
     There are no limitations, either under the laws of Australia or under the constitution of Rio Tinto Limited, on the right of non residents, other than the Foreign Acquisitions and Takeovers Act 1975 (‘the Takeovers Act’). The Takeovers Act may affect the right of non Australian residents, including US residents, to acquire or hold Rio Tinto Limited shares but does not affect the right to vote, or any other right associated with any Rio Tinto Limited shares held in compliance with its provisions.
Under the Takeovers Act, a foreign person must notify the Treasurer of the Commonwealth of Australia of a proposal to acquire a “substantial shareholding” in an Australian corporation, which involves a person, together with associates, holding 15 per cent or more of the issued shares or voting power of the corporation. In addition, acquisition or issue of shares (including an option to acquire shares) in a corporation that carries on an Australian business (such as Rio Tinto Limited) which would result in foreign persons “controlling” the corporation, or a change in the foreign persons “controlling” it, is also subject to prior notification to, and review and approval by, the Treasurer, who may refuse approval if satisfied that the result would be contrary to the Australian national interest. A foreign person will “control” a corporation if it, together with associates, holds 15 per cent or more of the issued shares or voting power, and the Treasurer is satisfied that it is in a position to determine the policy of the corporation, and a number of foreign persons will “control” a corporation if it, together with associates, holds 40 per cent or more of the issued shares or voting power, and the Treasurer is satisfied that it is in a position to determine the policy of the corporation.

In the context of the Takeovers Act, a ‘foreign person’ is:
(a)	an individual not ordinarily resident in Australia;
(b)	any corporation or trust in which there is a substantial foreign interest.
Unless the Treasurer in the particular circumstances deems otherwise, a “ substantial foreign interest” in a corporation is an interest of 15 per cent or more in the ownership of voting power by a single foreign interest either alone or together with associates, or an interest of 40 per cent or more in aggregate in the ownership or voting power by more than one foreign interest and the associates of any of them.
     If a single foreign interest (either alone or together with associates) holds a beneficial interest in 15 per cent or more of the capital or income of a trust, or if two or more foreign interests (and any associates) together hold 40 per cent or more, there will be a substantial foreign interest in the trust. A beneficiary under a discretionary trust is deemed, for this purpose, to hold a beneficial interest in the maximum percentage that could be distributed to the beneficiary.
In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Rio Tinto Limited. There are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of Rio Tinto Limited.

DUAL LISTED COMPANIES STRUCTURE
In December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (‘the DLC merger’) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited and, specifically, to 39 per cent by the end of 2005. The current holding is 37.6 per cent.
Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (‘the Sharing Agreement’) through which each Company agreed:
(a)	to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis,
(b)	to ensure that the boards of directors of each Company is the same, and
(c)	to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.
In order to achieve this third objective the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in specified circumstances where for example certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the ‘Class Rights Action’ approval procedure (described under Voting rights). In addition, any adjustments are required to be confirmed by the auditors.
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ, in many instances it means that Rio Tinto, as a Group, complies with the strictest applicable level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company are to act in the best interests of the shareholders of both Companies (ie in the best interests of Rio Tinto as a whole). Identified areas where there may be a conflict of the interests of the shareholders of each Company must be approved under the Class Rights Actions approval procedure.
     To ensure that directors of each Company are the same, resolutions to appoint or remove directors must be put to shareholders of both Companies as a joint electorate (a ‘Joint Decision’ as described under Voting rights) and it is a requirement that a person can only be a director of one Company if the person is also a director of the other Company. So, for example, if a person was removed as a director of one Company, he or she would also cease to be a director of the other.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend (or the equalised capital distribution), it would be entitled to receive a ‘top up payment’ from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share, on the Equalisation Share (if on issue) or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies then they may depart from the Equalisation Ratio. However should such

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Shareholder information continued

a departure occur then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
     The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments are of no economic significance to the shareholders of either Company, as they will have no effect on the Group’s overall resources.

Voting rights
In principle the Sharing Agreement provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both Companies in similar ways. These are referred to as ‘Joint Decisions’. Such Joint Decisions include the creation of new classes of share capital, the appointment or removal of directors and auditors and the receiving of annual financial statements. Joint Decisions are voted on a poll.
     The Sharing Agreement also provides for the protection of the public shareholders of each Company by treating the shares issued by each Company as if they were separate classes of shares issued by a single company. So decisions that do not affect the shareholders of both Companies equally require the separate approval of the shareholders of both Companies. Matters requiring this approval procedure are referred to as ‘Class Rights Actions’ and are voted on a poll.
     Thus, the interests of the shareholders of each Company are protected against decisions which affect them and shareholders in the other company differently by requiring their separate approval. For example, fundamental elements of the DLC merger cannot be changed unless approved by shareholders under the Class Rights Actions approval procedure.
     Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one Company and where approval of the matter by shareholders of the other Company is not required.
     Where a matter has been expressly categorised as either a ‘Joint Decision’ or a ‘Class Rights Action’, the directors do not have the power to change that categorisation. If a matter falls within both categories, it is treated as a Class Rights Action. In addition, the directors can determine that matters not expressly listed in either category should be put to shareholders for their approval under either procedure.
     To facilitate the joint voting arrangements each Company has entered into shareholder voting agreements. Each Company has issued a Special Voting Share to a special purpose company held in trust by a common Trustee. Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one Company are voted at the parallel meeting of the other Company. The role of these special purpose companies in achieving this is described below.
     In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s general meetings (because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company). If this should occur, the votes cast by these excluded shareholders will be disregarded.
     Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and The Australian newspapers. The results of the 2004 annual general meetings may also be obtained on the appropriate shareholder helpline (Rio Tinto plc: Freephone 0800 435021, and Rio Tinto Limited toll free 1800 813 292).

Rio Tinto plc
At a Rio Tinto plc shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited shareholders’ meeting.
     The holders of Rio Tinto Limited ordinary shares do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.

Rio Tinto Limited
At a Rio Tinto Limited shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited share will carry one vote and, together with the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia Pty Ltd, the holder of its Special Voting Share will carry one vote, for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia Pty Ltd and the holder of the Special Voting Share are required to vote strictly and only in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting.

     The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.

Capital distribution rights
If either of the Companies goes into liquidation, the Sharing Agreement provides for a valuation to be made of the surplus assets of both Companies. If the surplus assets available for distribution by one Company on each of the shares held by its public shareholders exceed the surplus assets available for distribution by the other Company on each of the shares held by its public shareholders then an equalising payment between the two Companies will be made, to the extent permitted by applicable law, such that the amount available for distribution on each Share held by public shareholders of each Company conforms to the Equalisation Ratio. The objective is to ensure that the public shareholders of both Companies have equivalent rights to the assets of the combined Group on a per share basis taking account of the equalisation ratio.
     The Sharing Agreement does not grant any enforceable rights to the shareholders of either Company upon liquidation of a Company.

Limitations on ownership of shares and merger obligations
The laws and regulations of the UK and Australia impose certain restrictions and obligations on persons who control interests in public quoted companies in excess of certain thresholds that, under specific circumstances, include obligations to make a public offer for all of the outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30 per cent and to Rio Tinto Limited under Australian laws and regulations is 20 per cent.
     As part of the DLC merger, the memorandum and articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and in particular to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. It is consistent with the creation of the single economic enterprise and the equal treatment of the two sets of shareholders, that these laws and regulations should operate in this way. The articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more

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of the votes at that Company’s general meetings.
     If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons (i) may not attend or vote at general meetings of the relevant Company; (ii) may not receive dividends or other distributions from the relevant Company; and (iii) may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company or have reduced their controlling interest below the thresholds specified or have acquired through a permitted means at least 50 per cent of the voting rights of all the shares held by the public shareholders of each Company.
     These provisions are designed to ensure that offers for the publicly held shares of both Companies would be required to avoid the restrictions set forth above, even if the interests which breach the thresholds are only held in one of the Companies. The directors do not have the discretion to exempt a person from the operation of these rules.
Under the Sharing Agreement, the Companies agree to cooperate to enforce the restrictions contained in their articles of association and constitution and also agree that no member of the Rio Tinto Group shall accept a third party offer for Rio Tinto Limited shares unless such acceptance is approved by a Joint Decision of the public shareholders of both Companies.

Guarantees
In December 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company (and the obligations of other persons which are guaranteed by the other Company), subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.

SUPPLEMENTARY INFORMATION
General shareholder enquiries
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Rio Tinto Limited, respectively. All enquiries and correspondence concerning shareholdings (other than shares held in ADR form) should be directed to the respective registrar. Their addresses and telephone numbers are given under Useful addresses on the inside back cover. Shareholders should notify Computershare promptly in writing of any change of address.
     All enquiries concerning shares held in ADR form should be directed to The Bank of New York, whose address and telephone number is also given under Useful addresses.
     Shareholders can obtain details about their shareholding on the internet. Full details, including how to gain secure access to this personalised enquiry facility, are given on the Computershare website: www.computershare.com

Consolidation of share certificates
If a certificated shareholding in Rio Tinto plc are represented by several individual shares certificates, they can be replaced by one consolidated certificate; there is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a Scheme of Arrangement sanctioned by the Court in 2001. Holders of any outstanding share warrants to bearer should contact the company secretary of Rio Tinto plc for an application form in order to obtain their rights to registered ordinary shares.

Low cost share dealing service
Stocktrade operates the Rio Tinto Low Cost Share Dealing Service which provides a simple telephone facility for buying and selling Rio Tinto plc shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter (subject to a minimum commission of £15). Further information is available from Stocktrade, a division of Brewin Dolphin Securities which is authorised and regulated by the Financial Services Authority. Their details are given under Useful addresses.

Individual Savings Account (ISA)
Stocktrade offers UK residents the opportunity to hold Rio Tinto plc shares in an ISA. Existing PEPs or ISAs may also be transferred to Stocktrade. Further information can be obtained from Stocktrade whose details are given under Useful addresses.

Corporate nominee service
Computershare in conjunction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Publication of financial statements
Shareholders wishing to receive the Annual report and financial statements and/or the Annual review in electronic rather than paper form should register their instruction on the Computershare website.

Unsolicited mail
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations, for their own purposes, have used information obtained from the Companies’ share registers. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee.
     Shareholders in the UK who wish to stop receiving unsolicited mail should register with The Mailing Preference Service by letter, telephone or through their website.

The Mailing Preference Service
Freepost 22
London W1E 7EZ

Telephone: 020 7291 3310
Website: www.mpsonline.org.uk

Rio Tinto on the web
Rio Tinto maintains a substantial amount of information on its website, including this and previous annual reports, many other publications and links to websites of Group companies.
The maintenance and integrity of the Rio Tinto website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Website: www.riotinto.com

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or the share registrar.
Full parent entity Financial statements for Rio Tinto Limited are available free of charge from the Rio Tinto Limited company secretary on request. These Financial statements are also available on the Rio Tinto website.

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Other disclosures

Major shareholders and related party transactions
Major shareholders
As far as is known, Rio Tinto plc is not directly or indirectly owned or controlled by another corporation or by any government. The Capital Group of Companies Inc. by way of a notice dated 5 February 2004 informed the Company of its interest in 65,148,434 Ordinary shares representing 6.1 per cent of its shares as at 6 February 2004. Rio Tinto plc does not know of any arrangements which may result in a change in its control. As of 6 February 2004, the total amount of the voting securities owned by the directors of Rio Tinto plc as a group was 152,054 Ordinary shares of 10p each representing less than one per cent of the number of shares in issue.
      As far as is known, Rio Tinto Limited, with the exception of the arrangements for the dual listed companies structure described under Shareholder information on page 77, is not directly or indirectly owned or controlled by another corporation or by any government. As of 6 February 2004, the only person known to Rio Tinto Limited as owning more than five per cent of its shares was Tinto Holdings Australia Pty Limited with 187,439,520 shares, representing 37.5 per cent of its issued capital. Rio Tinto Limited does not know of any arrangements which may result in a change in its control. As of 6 February 2004, the total amount of the voting securities owned by the directors of Rio Tinto Limited as a group was 287,236 shares representing less than one per cent of the number in issue.

Related party transactions
Details of the Group’s material related party transactions are set out in note 38 – Related party transactions, on page 122 of the Financial statements.
      As explained on page 32, the Group’s Financial statements show the full extent of the Group’s financial commitments including debt and similar exposures. It has never been the Group’s practice to engineer financial structures as a way of avoiding disclosure. Substance rather than form is a fundamental principle of Rio Tinto’s reporting.

Financial information
Legal proceedings
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position and results of operations.

Dividends
The Group’s policy on dividend distributions is set out under Shareholder information on page 74.

Post balance sheet events
There have been no significant post balance sheet events.

The offer and listing
Share prices and details of the markets on which the Group’s shares are traded are set out under Shareholder information on page 74.

Additional information
Memorandum and articles of association
There have been no changes to either Rio Tinto plc’s memorandum and articles of association since new articles of association were adopted by Special Resolution passed on 11 April 2002 or to Rio Tinto Limited’s constitution since it was amended by Special Resolution passed on 18 April 2002.

Exchange controls
At present, there are no exchange controls or other restrictions that affect remittance of the Group’s dividends to US residents, but see Shareholder information on page 77 for controls on remittances from Australia to certain specific territories.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under English law that limit the right of non resident or foreign owners to hold or vote its shares. There are also no restrictions under Rio Tinto Limited’s constitution or under Australian law that limit the right of non residents to hold or vote its shares, except under the Foreign Acquisitions and Takeovers Act 1975, see Shareholder information on page 77 for details.

Taxation
See Shareholder information on page 75 for information regarding the tax consequences of holding the Group’s ADSs and shares by US residents.

Quantitative and qualitative disclosures about market risk
The Rio Tinto Group’s policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the Financial review on pages 32 to 36. In addition, the Group’s quantitative and qualitative disclosures about market risk are set out in note 28 to the Financial statements on pages 111 to 116.

Defaults, dividend arrearages and delinquencies
There are no defaults, dividend arrearages or delinquencies.

Material modification to the rights of security holders and use of proceeds
There are no material modifications to the rights of security holders.

Controls and procedures
In designing and evaluating the disclosure controls and procedures of each of Rio Tinto plc and Rio Tinto Limited, the management of each of Rio Tinto plc and Rio Tinto Limited, including their chief executive and finance director, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each of Rio Tinto plc and Rio Tinto Limited necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited have been detected.
     The management of each of Rio Tinto plc and Rio Tinto Limited, with the participation of their chief executive and finance director have evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) as of the end of the period covered by this annual report. Based on that evaluation, the chief executive and finance director of each of Rio Tinto plc and Rio Tinto Limited have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.
     There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of each of Rio Tinto plc and Rio Tinto Limited subsequent to the date of their most recent evaluation.

Audit committee financial expert
See Corporate governance on page 72 for information regarding the identification of the Audit committee financial expert.

Code of ethics
The way we work, Rio Tinto’s statement of business practice, summarises the Group’s principles and policies for all directors and employees.
     Since the first edition of The way we work in 1997, expectations of corporate responsibilities have increased. Although the Group’s values and objectives are unchanged, its responses have evolved and have been further developed and reflected in a revised 2003 edition.
     The way we work is supported by supplementary guidance documents and applies to all Rio Tinto managed businesses.
     The way we work and the supplementary guidance documents are discussed more fully under Corporate governance on page 71. They can be viewed on Rio Tinto’s website: www.riotinto.com and will be provided to any person without charge upon written request received by one of the company secretaries.

Principal accountant fees and services
Auditors’ remuneration including audit fees, audit related fees, taxation fees and all other fees have been dealt with in note 37 – Auditors’ remuneration, on page 121 of the Financial statements.

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Profit and loss account   Years ended 31 December

		2003		2002
	Note	US$m		US$m

Gross turnover (including share of joint ventures and associates)		11,755		10,828

Share of joint ventures’ turnover		(1,820)		(1,662)
Share of associates’ turnover		(707)		(723)

Consolidated turnover		9,228		8,443
Net operating costs (2002 included exceptional charges of US$1,078 million)	2	(7,732)		(7,612)

Group operating profit		1,496		831
Share of operating profit of joint ventures (2002 included exceptional charges of US$16 million)		536		532
Share of operating profit of associates		234		239
Profit on disposal of interests in subsidiary, joint venture and associate	35	126		–

Profit on ordinary activities before interest and taxation		2,392		1,602
Net interest payable	5	(206)		(237)
Amortisation of discount	6	(92)		(54)

Profit on ordinary activities before taxation		2,094		1,311
Taxation (2002 included tax relief on exceptional charges of US$42 million)	7	(567)		(708)

Profit on ordinary activities after taxation		1,527		603
Attributable to outside equity shareholders (2002 included exceptional charges of US$173 million)		(19)		48

Profit for the financial year (net earnings)		1,508		651

Dividends to shareholders	8	(882)		(826)

Retained profit/(loss) for the financial year		626		(175)

Earnings per ordinary share	9	109.5	c	47.3	c
Adjusted earnings per ordinary share	9	100.3	c	111.2	c

Dividends per share to Rio Tinto shareholders	8
– Rio Tinto plc		64.0	c	60.0	c
– Rio Tinto Limited		64.0	c	60.0	c

(a)	Diluted earnings per share figures are 0.2 US cents (2002: 0.1 US cents) lower than the earnings per share figures above.
(b)	The results for both years relate wholly to continuing operations.
(c)	The profit for each year is stated after exceptional items; these are added back in the table below to arrive at adjusted earnings.

		2003	2002
	Note	US$m	US$m

Profit for the financial year (net earnings)		1,508	651
Exceptional items impact on the above profit and loss account as follows:
Profit on disposal of interests in subsidiary, joint venture and associate		126	–
Asset write downs		–	(978)
Environmental remediation charge		–	(116)
Taxation		–	42
Attributable to outside equity shareholders		–	173

Net exceptional items	4	126	(879)

Adjusted earnings		1,382	1,530

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Cash flow statement Years ended 31 December

		2003	2002
	Note	US$m	US$m

Cash inflow from operating activities (see below)		2,888	3,134

Dividends from joint ventures		470	513
Dividends from associates		128	96

Total cash flow from operations		3,486	3,743

Interest received		30	80
Interest paid		(231)	(264)
Dividends paid to outside shareholders		(76)	(117)

Returns on investment and servicing of finance		(277)	(301)

Taxation		(917)	(722)

Purchase of property, plant and equipment		(1,533)	(1,296)
Funding of Group share of joint ventures’ and associates’ capital expenditure		(94)	(137)
Other funding of joint ventures and associates		(18)	(6)
Exploration and evaluation expenditure	11	(130)	(124)
Sale of property, plant and equipment		19	16
Net sales/(purchases) of other investments		83	(323)

Capital expenditure and financial investment		(1,673)	(1,870)

Purchase of subsidiaries and joint arrangements	35	–	(106)
Sale of subsidiaries, joint ventures and associates	35	405	233

Disposals less acquisitions		405	127

Equity dividends paid to Rio Tinto shareholders		(833)	(948)

Cash inflow before management of liquid resources and financing		191	29

Net cash (outflow)/inflow from management of liquid resources	23	(105)	213
Ordinary shares in Rio Tinto issued for cash		25	15
Ordinary shares in subsidiaries issued to outside shareholders		8	22
Loans received less repaid	23	(202)	(409)

Management of liquid resources and financing		(274)	(159)

Decrease in cash	23	(83)	(130)

Cash flow from operating activities
Group operating profit		1,496	831
Exceptional charges (all non cash items)		–	1,078

		1,496	1,909
Depreciation and amortisation	2	1,006	954
Exploration and evaluation charged against profit	11	127	130
Provisions	20	154	58
Utilisation of provisions	20	(159)	(118)
Change in inventories		(43)	85
Change in accounts receivable and prepayments		154	158
Change in accounts payable and accruals		66	(57)
Other items		87	15

Cash flow from operating activities		2,888	3,134

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Balance sheet At 31 December

2003	2002			2003	2002
A$m	A$m		Note	US$m	US$m

		Intangible fixed assets
1,583	1,791	Goodwill	10	1,185	1,015
92	101	Exploration and evaluation	11	69	57

1,675	1,892			1,254	1,072
		Tangible fixed assets
20,294	21,503	Property, plant and equipment	12	15,196	12,183

		Investments
4,318	5,487	Share of gross assets of joint ventures	13	3,233	3,109
(1,349)	(2,097)	Share of gross liabilities of joint ventures	13	(1,010)	(1,188)

2,969	3,390			2,223	1,921
690	1,158	Investments in associates/other investments	13	517	656

3,659	4,548	Total investments		2,740	2,577

25,628	27,943	Total fixed assets		19,190	15,832

		Current assets
2,381	2,651	Inventories	15	1,783	1,502
		Accounts receivable and prepayments
2,236	2,820	Falling due within one year	16	1,674	1,598
1,080	1,131	Falling due after more than one year	16	809	641

3,316	3,951	Total accounts receivable		2,483	2,239
307	540	Investments	17	230	306
528	574	Cash	17	395	325

6,532	7,716	Total current assets		4,891	4,372

		Current liabilities
(2,930)	(5,941)	Short term borrowings	18	(2,194)	(3,366)
(2,858)	(3,484)	Accounts payable and accruals	19	(2,140)	(1,974)

(5,788)	(9,425)	Total current liabilities		(4,334)	(5,340)

744	(1,709)	Net current assets/(liabilities)		557	(968)

26,372	26,234	Total assets less current liabilities		19,747	14,864

		Liabilities due after one year
(5,140)	(4,780)	Medium and long term borrowings	22	(3,849)	(2,708)
(430)	(537)	Accounts payable and accruals	19	(322)	(304)

(6,058)	(6,375)	Provisions for liabilities and charges	20	(4,536)	(3,612)
(1,340)	(1,373)	Outside shareholders’ interests (equity)		(1,003)	(778)

13,404	13,169	Net assets		10,037	7,462

		Capital and reserves
		Share capital
207	272	– Rio Tinto plc	24	155	154
1,449	1,440	– Rio Tinto Limited (excluding Rio Tinto plc interest)	24	1,085	816
2,176	2,842	Share premium account	25	1,629	1,610
446	535	Other reserves	25	334	303
9,126	8,080	Profit and loss account	25	6,834	4,579

13,404	13,169	Equity shareholders’ funds		10,037	7,462

(a)	The balance sheet has been translated into Australian dollars using the year end exchange rate.

The financial statements on pages 82 to 134 were approved by the directors on 20 February 2004 and signed on their behalf by

Paul Skinner	Leigh Clifford	Guy Elliott
Chairman	Chief executive	Finance director

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Reconciliation with Australian GAAP 31 December

2003		2002			2003		2002
A$m		A$m			US$m		US$m

2,133		2,818		Adjusted earnings reported under UK GAAP	1,382		1,530
194		(1,619)		Exceptional items	126		(879)

2,327		1,199		Net earnings under UK GAAP	1,508		651
				Increase/(decrease) net of tax in respect of:
(253)		(308)		Goodwill amortisation	(164)		(167)
–		(35)		Adjustments to asset carrying values	–		(19)
(8)		(24)		Taxation	(5)		(13)
11		6		Other	7		3

2,077		838		Net earnings attributable to members under Australian GAAP	1,346		455

150.8	c	60.9	c	Earnings per ordinary share under Australian GAAP	97.7	c	33.1	c

Diluted earnings per share under Australian GAAP are 0.2 US cents (2002: 0.1 US cents) less than the above earnings per share figures.

Exceptional Items
Net earnings under United Kingdom generally accepted accounting principles (‘UK GAAP’) include exceptional gains of US$126 million. In 2002 there was an exceptional charge, for asset write downs and environmental remediation, of US$879 million. The concepts of Adjusted earnings and exceptional items do not exist under Australian generally accepted accounting principles (‘Australian GAAP’).

2003	2002		2003	2002
A$m	A$m		US$m	US$m

13,404	13,169	Shareholders’ funds under UK GAAP	10,037	7,462
		Increase/(decrease) net of tax in respect of:
1,165	1,843	Goodwill	872	1,044
92	131	Taxation	69	74
626	–	Dividend	469	–
(32)	(41)	Other	(24)	(23)

15,255	15,102	Shareholders’ funds under Australian GAAP	11,423	8,557

The Group’s financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from Australian GAAP. These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders’ funds that would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements.

For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with Financial Reporting Standard 10. Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Taxation
Under UK GAAP, provision for the taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.

Under UK GAAP, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Proposed dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under Australian GAAP, with effect from 1 January 2003, such dividends are not recognised until they are declared, determined or publicly recommended by the board of directors. Prior to 1 January 2003, Australian GAAP was consistent with UK GAAP.

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Statement of total recognised gains and losses Years ended 31 December

	2003	2002
	US$m	US$m

Profit for the financial year
Subsidiaries	1,050	183
Joint ventures	360	339
Associates	98	129

	1,508	651

Adjustment on currency translation
Subsidiaries	1,864	560
Joint ventures	53	13
Associates	7	6

	1,924	579

Total recognised gains and losses relating to the financial year
Subsidiaries	2,914	743
Joint ventures	413	352
Associates	105	135

	3,432	1,230

Reconciliation of movements in shareholders’ funds Years ended 31 December

	2003	2002
	US$m	US$m

Profit for the financial year	1,508	651
Dividends	(882)	(826)

	626	(175)
Adjustment on currency translation	1,924	579
Share capital issued	25	15

	2,575	419
Opening shareholders’ funds	7,462	7,043

Closing shareholders’ funds	10,037	7,462

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Outline of dual listed companies structure and basis of financial statements

The Rio Tinto Group
These are the financial statements of the Rio Tinto Group (the ‘Group’), formed through the merger of economic interests (‘merger’) of Rio Tinto plc and Rio Tinto Limited, and presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both United Kingdom and Australian legislation and regulations.

Merger terms
On 21 December 1995, Rio Tinto plc and Rio Tinto Limited, which are listed respectively on Stock Exchanges in the United Kingdom and Australia, entered into a dual listed companies (‘DLC’) merger. This was effected by contractual arrangements between the companies and amendments to Rio Tinto plc’s Memorandum and Articles of Association and Rio Tinto Limited’s constitution.
As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise, with neither assuming a dominant role. In particular, the arrangements:
–	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;
–	provide for common boards of directors and a unified management structure;
–	provide for common boards of directors and a unified management structure;
–	provide for equalised dividends and capital distributions; and
–	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors, through an electoral procedure in which the public shareholders of the two companies effectively vote on a joint basis.

The merger involved no change in the legal ownership of any assets of Rio Tinto plc or Rio Tinto Limited, nor any change in the ownership of any existing shares or securities of Rio Tinto plc or Rio Tinto Limited, nor the issue of any shares, securities or payment by way of consideration, save for the issue by each company of one special voting share to a trustee company which provides the joint electoral procedure for public shareholders. During 2002, each of the parent companies issued a DLC Dividend Share to facilitate the efficient management of funds within the DLC structure.

Accounting standards
The financial statements have been drawn up in accordance with United Kingdom accounting standards. The merger of economic interests is accounted for as a merger under FRS 6.

Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission (‘ASIC’) on 21 July 2003. The main provisions of the order are that the financial statements are:
–	to be made out in accordance with United Kingdom requirements applicable to consolidated accounts;
–	to be expressed in United States dollars, but may also be expressed in United Kingdom and Australian currencies; and
–	to include a reconciliation from UK GAAP to Australian GAAP (see page 85).

For further details of the ASIC Class Order relief see page 134.

United Kingdom Companies Act
In order to present a true and fair view of the Rio Tinto Group, in accordance with FRS 6, the principles of merger accounting have been adopted. This represents a departure from the provision of the United Kingdom Companies Act 1985 which sets out the conditions for merger accounting based on the assumption that a merger is effected through the issue of equity shares.
     The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged group includes the assets and liabilities of Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. In the particular circumstances of the merger, the effect of applying acquisition accounting cannot reasonably be quantified.
     In order that the financial statements should present a true and fair view, it is necessary to differ from the presentational requirements of the United Kingdom Companies Act 1985 by including amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders in the capital and reserves shown in the balance sheet and in the profit for the financial year. The Companies Act 1985 would require presentation of the capital and reserves and profit for the year attributable to Rio Tinto Limited public shareholders (set out in note 25) as a minority interest in the financial statements of the Rio Tinto Group. This presentation would not give a true and fair view of the effect of the Sharing Agreement under which the position of all public shareholders is as nearly as possible the same as if they held shares in a single company.

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Notes to the 2003 financial statements

1   PRINCIPAL ACCOUNTING POLICIES

a   Basis of preparation
The Group’s accounting policies comply with applicable United Kingdom accounting standards and are consistent with last year. As explained in the section headed ‘Outline of dual listed companies structure and basis of financial statements’, the accounting policies depart from the requirements of the Companies Act in order to provide a true and fair view of the merger between Rio Tinto plc and Rio Tinto Limited.

b   Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited and their respective subsidiary undertakings (‘subsidiaries’). They are prepared on the historical cost basis. The Group’s shares of the assets, liabilities, earnings and reserves of associated undertakings (‘associates’) and joint ventures are included in the Group financial statements using the equity and gross equity accounting methods respectively. The Group consolidates its own share of the assets, liabilities, income and expenditure of joint arrangements that are not entities.

c   Turnover
Turnover comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). A large proportion of Group production is sold under medium to long term contracts and is included in sales when deliveries are made. Gross turnover shown in the profit and loss account includes the Group’s share of the turnover of joint ventures and associates. By-product revenues are included in turnover.

d   Shipping and handling costs
All shipping and handling costs incurred by the Group are recognised as operating costs. Amounts billed to customers in respect of shipping and handling, where the Group is responsible for the carriage, insurance and freight, are classified as revenue. If, however, the Group is acting solely as an agent, amounts billed to customers are credited to operating costs.

e   Currency translation
Transactions in foreign currencies are translated at the exchange rate ruling at the date of transaction or, where foreign currency forward contracts have been arranged, at contractual rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at year-end exchange rates, or at a contractual rate if applicable.
     On consolidation, profit and loss account items are translated into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Certain non United States resident companies, whose functional currency is the US dollar, account in that currency.
     The Group finances its operations primarily in US dollars and a significant proportion of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange gains and losses relating to US dollar debt impact on the profit and loss accounts of such subsidiaries. However, such exchange gains and losses are excluded from the Group’s profit and loss account on consolidation, with a corresponding adjustment to reserves. This means that financing in US dollars impacts in a consistent manner on the Group’s consolidated accounts irrespective of the functional currency of the particular subsidiary where the debt is located. Exchange differences on the translation of the net operating assets of companies with functional currencies other than the US dollar, less offsetting exchange differences on net debt in currencies other than the US dollar financing those net assets, are dealt with through reserves.
     All other exchange differences are charged or credited to the profit and loss account in the year in which they arise, except as set out below in note (p) relating to derivative contracts.

f   Goodwill and intangible assets
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Goodwill and intangible assets arising on acquisitions after 31 December 1997 are capitalised in accordance with FRS 10. These assets are amortised over their useful economic lives, which may exceed 20 years. Amortisation is charged on a straight line or units of production basis as appropriate. In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy. Such goodwill was not reinstated on implementation of FRS 10; but on sale or closure of a business, any related goodwill eliminated against reserves is charged to the profit and loss account.

g   Exploration and evaluation
During the initial stage of a project, full provision is made for the costs thereof by charge against profits for the year. Expenditure on a project after it has reached a stage at which there is a high degree of confidence in its viability is carried forward and transferred to tangible fixed assets if the project proceeds. If a project does not prove viable, all irrecoverable costs associated with the project are written off. If an undeveloped project is sold, any gain or loss is included in operating profit, such transactions being a normal part of the Group’s activities. Where expenditure is carried forward in respect of a project which may not proceed to commercial development for some time, provision is made against the possibility of non development by charge against profits over a period of up to seven years. When it is decided to proceed with development, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable.

h   Tangible fixed assets
The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period. Net interest before tax payable on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for use are complete.

i   Mining properties and leases
Once a mining project has been established as commercially viable, expenditure other than that on buildings, plant and equipment is capitalised under mining properties and leases together with any amount transferred from exploration and evaluation. Such expenditure is amortised against profits, applying the same principles as for other tangible fixed assets.
     In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as ‘stripping costs’. During the development of a mine, before production commences, such costs are capitalised as part of the investment in construction of the mine.

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i Mining properties and leases continued
Removal of waste materials continues during the production stage of the mine. The Group defers such production stage stripping costs where this is the most appropriate basis for matching revenue and costs and the effect is material. The deferral of, and subsequent charges for, these stripping costs are based on the ‘life of mine stripping ratio’. This ratio is calculated by dividing the estimated total volume of production stage stripping by the estimated future ore production over the life of the operation. The ratio is then applied to the quantity of ore mined in the period to determine the current period production cost charged against earnings.

j Depreciation and carrying values of fixed assets
Depreciation of tangible fixed assets is calculated on a straight line or units of production basis, as appropriate. Assets are fully depreciated over their economic lives, or over the remaining life of the mine if shorter. Depreciation rates for the principal assets of the Group vary from two and a half per cent to ten per cent per annum.
Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is reviewed for impairment at the end of the first complete financial year after the relevant acquisition and, where the goodwill is being amortised over a period exceeding 20 years, annually thereafter. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher. The discount rate applied is based upon the Group’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant unit. Estimates of future net cash flows are based on ore reserves and mineral resources for which there is a high degree of confidence of economic extraction.

k Determination of ore reserves
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves of September 1999 (the JORC code)). Reserves and, for certain mines, resources determined in this way are used in the calculation of depreciation, amortisation, impairment and close down and restoration costs.

l Provisions for close down and restoration and for environmental clean up costs
Both for close down and restoration and for environmental clean up costs, provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs.
The amortisation or ‘unwinding’ of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing cost rather than as an operating cost. For close down and restoration costs, which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas, movements in provisions other than the amortisation of the discount, such as those resulting from changes in the cost estimates, in the lives of operations or in discount rates, are capitalised and depreciated over future production.

m Inventories
Inventories are valued at the lower of cost and net realisable value. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production, including the appropriate proportion of depreciation and overheads. Inventories are valued on a first in, first out (‘FIFO’) basis.

n Deferred tax
Full provision is made for deferred taxation on all timing differences that have arisen but have not reversed at the balance sheet date, except in limited circumstances. The main exceptions are as follows:
–	Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings.
–	Deferred tax is not recognised on revaluations of non monetary assets arising on acquisitions unless there is a binding agreement to sell the asset and the gain or loss expected to arise from the disposal has been recognised.
–	Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.
Provisions for deferred tax are made in respect of tax benefits related to goodwill that was charged directly to reserves on acquisitions made prior to 1998. Such provisions are released when the related goodwill is charged through the profit and loss account on disposal or closure. Deferred tax balances are not discounted to their present value.

o Post retirement benefits
In accordance with SSAP 24, the expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account so as to spread the costs over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Costs are assessed in accordance with the advice of qualified actuaries.

p Financial instruments
The Group’s policy with regard to ‘Treasury management and financial instruments’ is set out in the Financial review. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions, and are therefore accounted for as hedges. Amounts receivable and payable in respect of interest rate swaps are recognised as an adjustment to net interest over the life of the contract. Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities are matched against the losses or gains on the hedged items, either in the profit and loss account or through reserves as appropriate. Gains and losses on financial instruments relating to firm commitments or anticipated transactions for revenue items are deferred and recognised when the hedged transaction occurs. Gains and losses on financial instruments relating to firm commitments or anticipated transactions for capital expenditure are capitalised and depreciated in line with the underlying asset. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the related transaction.

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Notes to the 2003 financial statements continued

2	NET OPERATING COSTS

		2003	2002
	Note	US$m	US$m

Raw materials and consumables		2,975	2,591
Depreciation and amortisation (a)		1,006	954
Employment costs	3	1,666	1,337
Royalties and other mining taxes		439	390
Decrease in inventories		55	81
Other external costs (a)		1,451	1,143
Provisions (a)	20	154	58
Exploration and evaluation	11	127	130
Research and development		23	25
Net exchange losses on monetary items		123	41
Costs included above qualifying for capitalisation		(168)	(113)
Other operating income		(119)	(103)

Net operating costs before exceptional charges		7,732	6,534
Exceptional charges (a)		–	1,078

		7,732	7,612

(a)	The above detailed analysis of 2002 costs is before exceptional charges. Including exceptional charges, the total 2002 charge for depreciation and amortisation was US$1,893 million; the charge for provisions was US$174 million and other external costs were US$1,166 million.
(b)	Information on Auditors’ remuneration is included in note 37.

3	EMPLOYEE COSTS

		2003	2002
	Note	US$m	US$m

Employment costs, excluding joint ventures and associates:
– Wages and salaries		1,515	1,262
– Social security costs		72	68
– Net post retirement cost (a)		184	79

		1,771	1,409
Less: charged within provisions		(105)	(72)

		1,666	1,337

(a)	The net post retirement cost includes the gradual recognition under SSAP 24 of the deficits and surpluses in the Group’s defined benefit pension schemes.
(b)	UITF Abstract 17 requires the intrinsic value of share options to be recognised as a cost. However, the Group’s SAYE schemes are exempt from this requirement. None of the Group’s other share option schemes involves granting new options at a discount to market value.

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4	EXCEPTIONAL ITEMS

The exceptional items analysed at the foot of the profit and loss account are added back in arriving at adjusted earnings and adjusted earnings per share. In 2003 the exceptional gains total US$126 million, of which US$19 million related to subsidiaries and associates and US$107 million to joint ventures. These gains arose on sales of operations. These transactions did not give rise to a tax charge.
     The exceptional charges of US$879 million recognised in 2002 comprised provisions of US$763 million for the impairment of asset carrying values and a charge of US$116 million related to environmental remediation works at Kennecott Utah Copper (‘KUC’). Of the impairment charge, US$480 million related to KUC and US$235 million related to the Iron Ore Company of Canada (‘IOC’). Of the total charge, US$16 million before tax related to joint ventures and the remainder to subsidiaries.
     Most of the 2002 impairment provisions were calculated so as to ensure that the carrying value of the relevant assets were the same as the present value of the expected future cash flows relating to those assets. The discount rates used in calculating the present value of expected future cash flows were derived from the Group’s weighted average cost of capital, with appropriate risk adjustments. When adjusted to include inflation and grossed up at the Group’s average tax rate for 2002, before exceptional items, the discount rate applied to the relevant income generating units was equivalent to ten per cent, except for gold production for which a rate equivalent to seven per cent was used. The impairment provision against IOC aligned the carrying value with the value negotiated between shareholders during 2002 as part of a financial restructuring exercise.

5	NET INTEREST PAYABLE AND SIMILAR CHARGES

		2003	2002
	Note	US$m	US$m

Interest payable on
– Bank borrowings		(56)	(44)
– Other loans		(153)	(189)

		(209)	(233)
Amounts capitalised		39	22

		(170)	(211)

Interest receivable and similar income from fixed asset investments
– Joint ventures		8	10
– Associates		5	1
– Other investments		4	9

		17	20
Other interest receivable		14	30

		31	50

Group net interest payable		(139)	(161)
Share of joint ventures’ net interest payable (a)		(13)	(26)
Share of associates’ net interest payable (a)		(54)	(50)

Net interest payable		(206)	(237)
Amortisation of discount	6	(92)	(54)

Net interest payable and similar charges		(298)	(291)

(a)	The Group’s share of net interest payable by joint ventures and associates relates to its share of the net debt of joint ventures and associates, which is disclosed in note 14.

6	AMORTISATION OF DISCOUNT

	2003	2002
	US$m	US$m

Subsidiaries	(97)	(62)
Share of joint ventures	(3)	(2)

	(100)	(64)
Amounts capitalised (b)	8	10

Amortisation of discount	(92)	(54)

(a)	The amortisation of discount relates principally to provisions for close down and restoration and environmental clean up costs as explained in accounting policy 1(l). It also includes the unwinding of the discount on non-interest bearing long term accounts payable.
(b)	Amounts capitalised relate to costs on specific projects for which operations have not yet commenced.

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Notes to the 2003 financial statements continued

7	TAXATION CHARGE FOR THE YEAR

	2003	2002
	US$m	US$m

UK taxation
Corporation tax at 30%
– Current	99	54
– Deduct: relief for overseas taxes	(96)	(63)

	3	(9)
– Deferred	(7)	12

	(4)	3
Australian taxation
Corporation tax at 30%
– Current	300	345
– Deferred	9	21

	309	366
Other countries
– Current	47	163
– Deferred	(27)	(7)

	20	156

Joint ventures – charge for year (a)	160	165
Associates – charge for year (a)	82	60
Subsidiary companies’ deferred tax related to exceptional charges (e)	–	(42)

	567	708

(a)	Some tax recognised by subsidiary holding companies is presented in these accounts as part of the tax charge on the profits of the joint ventures and associates to which it relates.
(b)	A benefit of US$34 million was recognised in 2003 (2002: US$20 million) for operating losses that are expected to be recovered in future years.
(c)	Adjustments of prior year accruals reduced the total tax charge by US$28 million (2002: US$16 million).
(d)	The 2003 tax charge was reduced by US$11 million (US$8 million excluding outside shareholder interests) as a result of the proposed entry into the Australian tax consolidation regime with effect from 1 January 2003.
(e)	The deferred tax relief on exceptional charges in 2002 primarily related to ‘Other countries’.
(f)	A current tax charge of US$194 million (2002: charge of US$48 million) and a deferred tax charge of US$162 million (2002: charge of US$13 million), are dealt with in the Statement of Total Recognised Gains and Losses (‘STRGL’). These tax charges relate to exchange gains and losses which are themselves dealt with in the STRGL.
(g)	The Group’s effective tax rate for 2003 is 28.8 per cent (2002: 31.2 per cent) excluding exceptional items and 27.1 per cent (2002: 54.0 per cent) including exceptional items.
(h)	Tax paid during the year, of US$917 million, includes an amount of US$106 million relating to the disputed tax assessment from the Australian Tax Office described in note 29. The amount paid has been recorded as a receivable in these accounts because the directors believe that the relevant tax assessments are not sustainable. Tax payments also include amounts related to exchange gains on US dollar debt, which are recorded directly in the Statement of Total Recognised Gains and Losses.

Prima facie tax reconciliation
Profit on ordinary activities before taxation	2,094	1,311

Prima facie tax payable at UK and Australian rate of 30%	628	393

Impact of exceptional items	(38)	328

Other permanent differences
Other tax rates applicable outside the UK and Australia	59	56
Permanently disallowed amortisation/depreciation	53	51
Research, development and other investment allowances	(5)	(7)
Resource depletion allowances	(54)	(58)
Other (a)	(24)	24

	29	66
Other deferral of taxation
Capital allowances in excess of other depreciation charges	(48)	(69)
Other timing differences	14	–

Total timing differences related to the current year	(34)	(69)

Current taxation charge for the year	585	718

Deferred tax recognised on timing differences	34	27
Deferred tax impact of changes in tax rates	–	(14)
Other deferred tax items (b)	(52)	(23)

Total taxation charge for the year	567	708

(a)	‘Other’ impacts on the current tax charge include the benefit of reduced Alternative Minimum Tax payable in the United States.
(b)	‘Other deferred tax items’ include benefits from adjustments of prior year accruals (see (c) above) and from Australian tax consolidation (see (d) above).

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8	DIVIDENDS
	2003	2002
	US$m	US$m

Rio Tinto plc Ordinary Interim dividend	320	314
Rio Tinto plc Ordinary Final dividend	363	325
Rio Tinto Limited Ordinary Interim dividend (b)	93	92
Rio Tinto Limited Ordinary Final dividend (b)	106	95

	882	826

	2003	2002
	Number	Number
	of shares	of shares
	(millions)	(millions)

Rio Tinto plc Interim	1,066.1	1,065.4
Rio Tinto plc Final	1,066.7	1,065.5
Rio Tinto Limited Interim – fully franked at 30% (b)	311.6	311.4
Rio Tinto Limited Final – fully franked at 30% (b)	311.6	311.4

(a)	The 2003 dividends have been based on the following US cents per share amounts: interim – 30.0 cents, final – 34.0 cents (2002: interim – 29.5 cents, final – 30.5 cents).
(b)	The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders.
(c)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 200
(d)	It is expected that Rio Tinto Limited will be forming a tax consolidated group in Australia with effect from 1 January 2003. As a consequence, franking credits of the wholly owned subsidiaries are transferred to the parent entity, Rio Tinto Limited. The approximate amount of the Rio Tinto Limited tax consolidated group retained profits and reserves that could be distributed as dividends and franked out of the existing franking credits which arose from net payments of income tax in respect of periods up to 31 December 2003 (after deducting franking credits on the proposed final dividend) is US$2,042 million.

9	EARNINGS PER ORDINARY SHARE
		Note	2003		2002
			US$m		US$m

Profit for the financial year			1,508		651
Exceptional items		4	(126)		879

Adjusted earnings (a)			1,382		1,530

Earnings per share			109.5	c	47.3	c
Exceptional items per share			(9.2	)c	63.9	c

Adjusted earnings per share (a)			100.3	c	111.2	c

(a)	Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group.
(b)	The daily average number of ordinary shares in issue of 1,378 million (2002: 1,377 million) excludes the Rio Tinto Limited shares held by Rio Tinto plc.
(c)	Diluted earnings per share figures are 0.2 US cents (2002: 0.1 US cents) lower than the earnings per share figures above. The daily average number of ordinary shares used for the diluted earnings per share calculation is 1,379 million (2002: 1,379 million) and excludes the Rio Tinto Limited shares held by Rio Tinto plc. The extra one million shares included in the calculation relate to unexercised share options.

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Notes to the 2003 financial statements continued

10	GOODWILL
	2003	2002
	US$m	US$m

Cost
At 1 January	1,282	1,198
Adjustment on currency translation	260	76
Additions (note 35)	20	8

At 31 December	1,562	1,282

Accumulated amortisation
At 1 January	(267)	(176)
Adjustment on currency translation	(30)	(1)
Amortisation for the year	(76)	(90)
Other movements	(4)	–

At 31 December	(377)	(267)

Net balance sheet amount	1,185	1,015

(a)	Goodwill is being amortised over the economic lives of the relevant business units, which involves periods ranging from four to 40 years with a weighted average of around 26 years.

11	EXPLORATION AND EVALUATION
		2003	2002
		US$m	US$m

At cost less amounts written off
At 1 January		694	678
Adjustment on currency translation		119	25
Expenditure in year		130	124
Charged against profit for the year		(47)	(50)
Disposals, transfers and other movements		(62)	(83)

At 31 December		834	694

Provision
At 1 January		(637)	(623)
Adjustment on currency translation		(104)	(22)
Charged against profit for the year		(80)	(80)
Disposals, transfers and other movements		56	88

At 31 December		(765)	(637)

Net balance sheet amount		69	57

(a)	The total of US$127 million (2002: US$130 million) charged against profit in respect of exploration and evaluation includes US$47 million (2002: US$50 million) written off cost and an increase in the provision of US$80 million (2002: US$80 million).

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12	PROPERTY, PLANT AND EQUIPMENT

	Mining	Land	Plant	Capital	2003	2002
	properties	and	and	works in	Total	Total
	and leases	buildings	equipment	progress	US$m	US$m

Cost
At 1 January	4,002	2,867	14,567	1,891
23,327
						20,777
Adjustment on currency translation	947	438	2,480	408	4,273	1,261
Capitalisation of additional closure costs (note 20)	167	–	–	–	167	55
Other additions	124	66	404	868	1,462	1,617
Disposals	(48)	(130)	(271)	–	(449)	(548)
Subsidiaries acquired/newly consolidated	–	–	3	–	3	120
Subsidiaries sold	(84)	(10)	(77)	(14)	(185)	–
Transfers and other movements (c)	284	292	836	(1,414)	(2)	45

At 31 December	5,392	3,523	17,942	1,739	28,596	23,327

Accumulated depreciation
At 1 January	(1,076)	(1,297)	(8,636)	(135)	(11,144)	(9,265)
Adjustment on currency translation	(272)	(210)	(1,404)	–	(1,886)	(573)
Depreciation for the year	(192)	(110)	(628)	–	(930)	(864)
Exceptional charges	–	–	–	–	–	(939)
Disposals	47	123	249	–	419	522
Subsidiaries acquired	–	–	–	–	–	(34)
Subsidiaries sold	67	7	74	–	148	–
Transfers and other movements (c)	17	(53)	28	1	(7)	9

At 31 December	(1,409)	(1,540)	(10,317)	(134)	(13,400)	(11,144)

Net balance sheet amount at 31 December 2003	3,983	1,983	7,625	1,605	15,196

Net balance sheet amount at 31 December 2002	2,926	1,570	5,931	1,756		12,183

(a)	The net balance sheet amount at 31 December 2003 includes US$243 million (2002: US$198 million) of pledged assets, in addition to assets held under the finance leases disclosed in note 22.
(b)	The net balance sheet amount for land and buildings includes freehold US$1,921 million; long leasehold US$55 million; and short leasehold US$7 million.
(c)	‘Transfers and other movements’ includes reclassifications between categories.
(d)	Accumulated depreciation on ‘Capital works in progress’ at 1 January 2003 related to the exceptional charge made in 2002.
(e)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt where applicable.
(f)	During 2002, the Group acquired North Jacobs Ranch for US$380 million. Payments of US$76 million were made in each of 2002 and 2003. The remainder of the consideration, US$228 million, is payable over the next three years.
(g)	At 31 December 2003, net tangible assets per share amounted to US$6.38 (31 December 2002: US$4.64).
(h)	Details of deferred stripping costs, which have been included in ‘Mining properties and leases’, are set out in the following table:

	2003	2003	2003	2002	2002	2002
	Sub-	Share	Total	Sub-	Share	Total
	sidiaries	of joint		sidiaries	of joint
		ventures			ventures
		and			and
		associates			associates
	US$m	US$m	US$m	US$m	US$m	US$m
				restated	restated	restated

Carrying values
At 1 January	326	198	524	292	175	467
Adjustment on currency translation	17	3	20	–	–	–
Net deferral of stripping costs during year	77	32	109	29	27	56
Other	21	(3)	18	5	(4)	1

Deferred stripping balance carried forward at 31 December	441	230	671	326	198	524

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Notes to the 2003 financial statements continued

13	FIXED ASSET INVESTMENTS
	Investments	Loans to	Investments	Loans to	2003	2002
	in joint	joint	in associates	associates	Total	Total
	ventures	ventures	/other		US$m	US$m

At 1 January	1,744	177	580	76	2,577	2,290
Adjustment on currency translation	255	5	23	–	283	83
Group’s share of earnings net of distributions (excluding exceptional charges)	15	–	(3)	–	12	21
Exceptional charges	–	–	–	–	–	(39)
Additions (excluding acquisitions)	122	–	13	–	135	184
Acquisitions (note 35)	–	–	–	–	–	8
Disposals and repayments of advances	(78)	(10)	(93)	(73)	(254)	(17)
Transfers and other movements	(7)	–	(5)	(1)	(13)	47

At 31 December	2,051	172	515	2	2,740	2,577

(a)	The Group’s investments in joint ventures and associates include, where appropriate, entry premiums on acquisition plus interest capitalised by the Group during the development period of the relevant mines. At 31 December 2003, this capitalised interest less accumulated amortisation amounted to US$12 million (2002: US$13 million).
(b)	In 2002, ‘Transfers and other movements’ included US$55 million in relation to the revision to fair values relating to assets held for resale.
(c)	The cash flow statement analyses additions to joint ventures and associates between the following:
	–	‘Funding of Group share of joint ventures’ and associates’ capital expenditure’, which reports cash supplied by the Group for the formation of new operating assets whose benefits will be attributable to the Group, and
	–	‘Other funding of joint ventures and associates’ which includes any financial investment in joint ventures and associates that does not have the above characteristics, and all loan repayments.
(d)	Further details of investments in joint ventures and associates are set out below and in notes 14, 32 and 33.
	2003	2002
	US$m	US$m

Joint ventures
Rio Tinto’s share of assets
Fixed assets	2,768	2,758
Current assets	465	351

	3,233	3,109

Rio Tinto’s share of third party liabilities
Liabilities due within one year	(312)	(295)
Liabilities due after more than one year (including provisions)	(698)	(893)

	(1,010)	(1,188)

Rio Tinto’s share of net assets	2,223	1,921

(a)	The Group’s share of joint venture liabilities set out above excludes US$172 million (2002: US$177 million) due to the Group. These excluded liabilities correspond with the loans to joint ventures that are presented earlier in this note as an asset of the Group. Including these loans, the Group’s share of the total liabilities of joint ventures was US$1,182 million (2002: US$1,365 million).
(b)	Of the US$698 million of liabilities due after more than one year, US$436 million relates to long term debt, which matures as follows: US$120 million between one to two years; US$92 million between two to three years; US$97 million between three to four years; US$111 million between four to five years and US$16 million after five years.

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13	FIXED ASSET INVESTMENTS CONTINUED
	2003	2002
	US$m	US$m

Associates
Rio Tinto’s share of assets
Fixed assets
1,083

1,512

Current assets	327	297

	1,410	1,809

Rio Tinto’s share of third party liabilities
Liabilities due within one year	(214)	(345)
Liabilities due after more than one year (including provisions)	(733)	(789)

	(947)	(1,134)
Non-equity capital and outside shareholders’ interests	(42)	(105)

Rio Tinto’s share of net assets	421	570

(a)	The Group’s share of associate liabilities set out above excludes US$2 million (2002: US$76 million) due to the Group. These excluded liabilities correspond with the loans to associates that are presented earlier in this note as an asset of the Group. Including these loans, the Group’s share of the total liabilities of associates was US$949 million (2002: US$1,210 million).
(b)	Of the US$733 million of liabilities due after more than one year, US$563 million relates to long term debt which matures as follows: US$44 million between one to two years; US$233 million between two to three years; US$38 million between three to four years; US$32 million between four to five years and US$216 million after five years.

	2003	2002
	US$m	US$m

Investments in and loans to associates/other
Investments in and loans to associates	421	570
Other investments (a)	96	86

	517	656

(a)	Other investments include listed investments with a market value of US$92 million (2002: US$70 million). The Group owns 20.3 per cent of the Labrador Iron Ore Royalty Income Fund which itself owns 15.1 per cent of Iron Ore Company of Canada Inc. Further information on the net debt of joint ventures and associates is shown in note 14.

14	NET DEBT OF JOINT VENTURES AND ASSOCIATES
	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
	percentage	share of	percentage	share of
		net debt		net debt
	2003	2003	2002	2002
	%	US$m	%	US$m

Joint Ventures
Minera Escondida Limitada	30.0	414	30.0	464
P.T. Kaltim Prima Coal	–	–	50.0	79
Leichhardt	44.7	31	44.7	40
Colowyo	20.0	32	20.0	35
Warkworth	42.1	34	42.1	26

Associates
Freeport-McMoRan Copper & Gold Inc.	13.1	236	16.5	405
Minera Alumbrera Limited	–	–	25.0	47
Tisand (Pty) Limited	50.0	121	50.0	62
Port Waratah Coal Services	27.6	114	27.6	103
Sociedade Mineira de Neves-Corvo SA (Somincor)	49.0	37	49.0	28
Other		(15)		20

		1,004		1,309

(a)	In accordance with FRS 9, the Group includes its net investment in joint ventures and associates in its consolidated balance sheet. This investment is shown net of the Group’s share of the net debt of joint ventures and associates due to third parties, which is set out above.
(b)	Some of the debt of joint ventures and associates is subject to financial and general covenants.
(c)	The Group holds 44.7 per cent of the equity of the Leichhardt joint venture, which has a 31.4 per cent interest in the Blair Athol joint venture. Leichhardt has US$85 million of shareholders’ funds and US$70 million of debt finance.
(d)	The debt of joint ventures and associates is without recourse to the Rio Tinto Group except that Rio Tinto has guaranteed US$6 million of its share of Somincor’s debt.
(e)	The Group has a partnership interest in the Colowyo Coal Company and has undertaken, via a subsidiary company which entered into a management agreement, to cause the partnership to perform its obligations under certain coal supply contracts. The debt of US$163 million owed by the Colowyo Coal Company is to be serviced and repaid out of the proceeds of these contracts.

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Notes to the 2003 financial statements continued

15 INVENTORIES

	2003	2002
	US$m	US$m

Raw materials and purchased components	347	347
Consumable stores	290	248
Work in progress	382	245
Finished goods and goods for resale	764	662

	1,783	1,502

Comprising:
Inventories expected to be sold or used within 12 months	1,746	1,463
Inventories not expected to be sold nor used within 12 months	37	39

	1,783	1,502

(a)	As reported in the Cash flow statement, the increase in inventories during 2003 was US$43 million excluding the effects of changes in exchange rates on translation into US dollars.

16 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2003	2002
	US$m	US$m

Trade debtors	1,266	1,176
Bills receivable	19	17
Amounts owed by joint ventures	–	5
Amounts owed by associates	4	17
Other debtors	261	217
Current tax recoverable	232	62
Deferred tax assets	17	44
Pension prepayments	620	634
Other prepayments	64	67

	2,483	2,239

(a)	Amounts falling due after more than one year of US$809 million (2002: US$641 million) relate to: pension prepayments US$615 million (2002: US$551 million), tax recoverable US$130 million (2002: US$10 million), other debtors US$36 million (2002: US$36 million), deferred tax assets US$17 million (2002: US$44 million), bills receivable US$6 million (2002: nil) and other prepayments US$5 million (2002: nil).
(b)	Movements in pension prepayments are included in ‘Other items’ in the cash flow.

17 CURRENT ASSET INVESTMENTS, CASH AND LIQUID RESOURCES

		2003	2002
	Note	US$m	US$m

Liquid resources
Time deposits		206	85
Other		2	2

Total liquid resources	23	208	87
Deduct: investments qualifying as cash		(206)	(85)

		2	2
Other current asset investments
US Treasury bonds		228	304

Investments per balance sheet (unlisted)		230	306

Cash
Cash as defined in FRS 1 Revised (‘FRS 1 cash’)	23	41	79
Add back bank borrowings repayable on demand included in FRS 1 cash	18	148	161
Investments qualifying as cash		206	85

Cash per balance sheet		395	325

(a)	Current asset investments include US$228 million relating to US treasury bonds that are not regarded as liquid assets because they are held as security for the deferred consideration for certain assets acquired during 2002.

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18	SHORT TERM BORROWINGS
	2003	2002
	US$m	US$m

Secured
Bank loans repayable within 12 months	52	16
Other loans repayable within 12 months	59	90

	111	106

Unsecured
Bank borrowings repayable on demand	148	161
Bank loans repayable within 12 months	91	62
Other loans repayable within 12 months	157	1,288
Commercial paper	1,687	1,749

	2,083	3,260

Total short term borrowings per balance sheet	2,194	3,366

(a)	In accordance with FRS 4, all commercial paper is classified as short term borrowings although US$1,100 million of the amount outstanding at 31 December 2003 (31 December 2002: US$1,749 million) is backed by medium term facilities. Under US and Australian GAAP, the US$1,100 million would be grouped within non current borrowings at 31 December 2003. Further details of available facilities are given in note 28.

19	ACCOUNTS PAYABLE AND ACCRUALS
	2003	2002
	US$m	US$m

Due within one year
Trade creditors	737	584
Amounts owed to joint ventures	9	–
Amounts owed to associates	44	23
Other creditors (a)	226	202
Tax on profits	250	371
Employee entitlements	125	121
Royalties and mining taxes	133	130
Accruals and deferred income	123	109
Dividends payable to outside shareholders of subsidiaries	1	4
Dividends payable to Rio Tinto shareholders	492	430

	2,140	1,974

Due in more than one year
Other creditors (a)	194	276
Accruals and deferred income	29	28
Tax on profits	99	–

	322	304

(a)	Other creditors’ include deferred consideration of US$219 million (2002: US$287 million) relating to certain assets acquired during 2002. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost.

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Notes to the 2003 financial statements continued

20	PROVISIONS FOR LIABILITIES AND CHARGES
	Post	Other	Close down &	Other	2003	2002
	retirement	employee	restoration/		Total	Total
	health care	entitlements	environmental		US$m	US$m

At 1 January	466	240	1,662	194	2,562	2,279
Adjustment on currency translation	20	56	219	40	335	100
Capitalisation of additional closure costs (note 12)	–	–	167	–	167	55
Charged to profit for the year	34	71	18	31	154	58
Exceptional charge	–	–	–	–	–	116
Amortisation of discount related to provisions	–	–	89	–	89	52
Utilised in year:
provisions set up on acquisition of businesses	–	–	–	(4)	(4)	(6)
other provisions	(22)	(44)	(48)	(41)	(155)	(112)
Subsidiaries acquired (note 35)	–	–	–	–	–	5
Subsidiaries sold	–	(1)	(5)	(1)	(7)	–
Transfers and other movements	–	15	(10)	(8)	(3)	15

	498	337	2,092	211	3,138	2,562

Provision for deferred taxation (see note 21)					1,398	1,050

Provisions for liabilities and charges per balance sheet					4,536	3,612

(a)	The main assumptions used to determine the provision for post retirement healthcare are disclosed in note 41. The provision is expected to be utilised over the next 15 to 20 years.
(b)	The provision for other employee entitlements includes pension entitlements of US$77 million and a provision for long service leave, based on the relevant entitlements in certain Group operations. Some US$116 million is expected to be utilised within the next year.
(c)	The Group’s policy on close down and restoration costs is shown in note 1(l). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Remaining lives of mines and smelters range from two to over 50 years with an average, weighted by closure provision, of around 20 years. Although the ultimate cost to be incurred is uncertain, subsidiary companies have estimated their respective costs based on feasibility and engineering studies using current restoration standards and techniques Provisions of US$2,092 million for close down and restoration costs and other environmental obligations include estimates of the effect of future inflation and have been discounted to their present value at six per cent per annum, being an estimate of the risk free pre-tax cost of borrowing. Excluding the effects of future inflation, but before discounting, this is equivalent to some US$3.0 billion.
(d)	Some US$126 million of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental expenditure includes the issue described in (e) below.
(e)	In 1995, Kennecott Utah Copper (‘KUC’) agreed with the US Environmental Protection Agency (‘EPA’) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements were updated and provided to the Trustee in the third quarter of 2003. Some modifications of the original plan may be necessary in response to comments from the public. It is anticipated that formal agreement with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District will be complete in the first quarter of 2004. KUC also anticipates entering into a formal agreement with the EPA in 2004, for the remedial action on the ground water, including the acidic portion of the contamination.
(f)	Other provisions deal with a variety of issues and include US$39 million relating to the remaining provision for the market valuation of the hedge books held by companies acquired in 2000 and 2001, which will be utilised over the next eight years (see note 28), and US$44 million relating to payments received from employees for accommodation at some sites which are refundable in certain circumstances.

21	DEFERRED TAXATION
	2003	2002
	US$m	US$m

At 1 January	1,006	915
Adjustment on currency translation	197	79
Reported in the STRGL	162	13
Adjustment related to subsidiary sold	6	–
Credited to profit for the year on reversal of timing differences	(25)	(16)
Other movements (a)	35	15

	1,381	1,006

Included in provisions for liabilities and charges	1,398	1,050
Included in accounts receivable	(17)	(44)

	1,381	1,006

(a)	‘Other movements’ include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the joint ventures and associates to which it relates. The amounts reported in the Statement of Total Recognised Gains and Losses relate to the provisions for tax relief on exchange differences on net debt recorded directly in reserves.

100	Rio Tinto 2003 Annual report and financial statements

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21	DEFERRED TAXATION CONTINUED
	UK	Australian	Other	2003	2002
	tax	tax	countries’	Total	Total
			tax	US$m	US$m

Provided in the accounts
Deferred tax assets	12	311	1,046	1,369	1,491
Deferred tax liabilities	(134)	(988)	(1,628)	(2,750)	(2,497)

Balance as shown above	(122)	(677)	(582)	(1,381)	(1,006)

Comprising:
Accelerated capital allowances	(6)	(630)	(938)	(1,574)	(1,439)
Other timing differences	(130)	(66)	107	(89)	225
Tax losses	14	19	249	282	208

Balance as shown above	(122)	(677)	(582)	(1,381)	(1,006)

(b)	US$380 million (2002: US$430 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets. This total includes US$306 million (2002: US$366 million) of United States Alternative Minimum Tax credits and US tax losses for which recovery is dependent on the level of taxable profits in the US tax group and US$74 million (2002: US$64 million) of tax losses arising in countries other than the US.
(c)	There is a limited time period for the recovery of US$26 million (2002: US$20 million) of tax losses which have been recognised as deferred tax assets in the accounts.

22	MEDIUM AND LONG TERM BORROWINGS
	2003	2002
	US$m	US$m

At 1 January	5,913	6,252
Adjustment on currency translation	184	70
Loans drawn down	1,817	1,572
Loan repayments	(2,019)	(1,981)

At 31 December	5,895	5,913
Deduct: short term	(2,046)	(3,205)

Medium and long term borrowings	3,849	2,708

Borrowings at 31 December
Commercial paper	1,687	1,749

Bank loans
Secured	150	262
Unsecured	435	203

	585	465

Other loans
Secured
Loans	47	90
Finance leases	119	119
Unsecured
Rio Tinto Canada Inc 6% guaranteed bonds 2003	–	300
Rio Tinto Finance (USA) Limited Bonds 5.75% 2006	500	500
Rio Tinto Finance (USA) Limited Bonds 2.625% 2008	600	–
Rio Tinto Finance (USA) Limited Bonds 6.5% 2003	–	200
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013	100	100
Eurobond 2007 (b)	781	716
European Medium Term Notes (b)	837	1,117
North Finance (Bermuda) Limited 7% 2005	200	200
Other unsecured loans	439	357

	3,623	3,699

Total	5,895	5,913

(a)	The majority of the fixed rate borrowings shown above are swapped to floating rates. Details of interest rate and currency swaps and of available standby credit facilities are shown in note 28.
(b)	The Group has a US$3.0 billion European programme for the issuance of short to medium term debt of which US$1.6 billion was drawn down at 31 December 2003.
(c)	In accordance with FRS 4 all commercial paper is classified as short term borrowings, although US$1,100 million outstanding at 31 December 2003 (31 December 2002: US$1,749 million) is backed by medium term facilities. Under US and Australian GAAP, the US$1,100 million would be grouped within non current borrowings at 31 December 2003. Further details of available facilities are given in note 28.

Rio Tinto 2003 Annual report and financial statements	101

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Notes to the 2003 financial statements continued

23 NET DEBT
	FRS 1 cash (a)	Borrowings	Liquid resources (a)	2003 Net debt US$m	2002 Net debt US$m

Analysis of changes in consolidated net debt
At 1 January	79	(5,913)	87	(5,747)	(5,711)
Adjustment on currency translation	45	(184)	16	(123)	(102)
Per cash flow statement	(83)	202	105	224	66

At 31 December	41	(5,895)	208	(5,646)	(5,747)

(a) A reconciliation of these figures to their respective balance sheet categories is shown in note 17.

				2003 US$m	2002 US$m

Reconciliation of cash flow to movement in net debt
Decrease in cash per cash flow statement				(83)	(130)
Cash outflow from decrease in borrowings				202	409
Cash outflow/(inflow) from increase/(decrease) in liquid resources				105	(213)

Decrease in net debt				224	66

Net cash flow from movement in liquid resources comprises:
Increase/(decrease) in time deposits				113	(204)
Decrease in certificates of deposit				–	(7)
Increase/(decrease) in other liquid investments				(8)	(2)

Net cash outflow/(inflow)				105	(213)

102	Rio Tinto 2003 Annual report and financial statements

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24 SHARE CAPITAL – RIO TINTO PLC

	2003	2002	2003	2002
	Number (m)	Number (m)	US$m	US$m

Share capital account
At 1 January	1,065.48	1,064.59	154	154
Ordinary shares issued	1.19	0.89	1	–

At 31 December	1,066.67	1,065.48	155	154

Issued and fully paid share capital
Special voting share of 10p (d)	1 only	1 only	–	–
DLC dividend share (d)	1 only	1 only	–	–
Ordinary shares of 10p each (equity)	1,066.67	1,065.48	155	154

Total issued share capital			155	154

Unissued share capital
Ordinary shares of 10p each	353.36	354.55	51	52
Equalisation share of 10p (d)	1 only	1 only	–	–

Total authorised share capital	1,420.03	1,420.03	206	206

Options outstanding
Options outstanding at 1 January	9.34	7.93
– granted	2.70	2.61
– exercised	(1.43)	(0.89)
– cancelled	(1.00)	(0.31)

Options outstanding at 31 December (b)	9.61	9.34

(a)	1,192,702 Ordinary shares were issued during the year resulting from the exercise of options under Rio Tinto plc employee share option schemes at prices between 521p and 1,061p (2002: 887,488 shares at prices between 476.99p and 1,061.0p).
(b)	At 31 December 2003, options over the following number of Ordinary shares were outstanding:
	–	23,000 under the Rio Tinto plc Executive Share Option Scheme 1985 at a price of 861p and exercisable up to April 2004 (31 December 2002: 62,000 shares at prices between 689.0p and 861.0p).
	–	7,662,925 under the Rio Tinto Share Option Plan 1998 at prices between 808.8p and 1,458.6p (31 December 2002: 7,186,254 shares at prices between 808.8p and 1458.6p). The exercise of share options is subject to the satisfaction of a graduated performance condition set by the Remuneration committee at various dates up to March 2013.
	–	1,920,430 under the Rio Tinto plc Share Savings Plan at prices between 521p and 1,150p and exercisable at various dates up to June 2009 (31 December 2002: 2,079,845 shares at prices between 521.0p and 1061.0p).
(c)	At the 2003 annual general meeting the shareholders resolved to renew the general authority for the company to buy back up to ten per cent of its Ordinary shares of 10p each for a further period of 18 months. During the year to 31 December 2003, no shares were bought back (2002: nil).
(d)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.
(e)	The aggregate consideration received for shares issued during 2003 was US$20 million (2002: US$10 million).

Rio Tinto 2003 Annual report and financial statements	103

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Notes to the 2003 financial statements continued

24 SHARE CAPITAL – RIO TINTO LIMITED

	2003	2002	2003	2002
	Number (m)	Number (m)	US$m	US$m

Share capital account
At 1 January	311.38	311.02	816	732
Adjustment on currency translation			264	79
Share issues	0.24	0.36	5	5

At 31 December	311.62	311.38	1,085	816

Share capital held by Rio Tinto plc	187.44	187.44

Total share capital (c)	499.06	498.82

Options outstanding
Options outstanding at 1 January	4.69	3.08
– granted	1.63	2.25
– exercised	(0.07)	(0.21)
– cancelled	(0.25)	(0.43)

Options outstanding at 31 December (d)	6.00	4.69

(a)	240,466 (2002: 359,821) shares were issued during the year, of which 71,563 (2002: 210,658) resulted from the exercise of options under various Rio Tinto Limited employee share option schemes at prices between A$20.37 and A$27.86 (2002: A$20.14 and A$39.30) and 168,903 (2002: 149,163) from the vesting of shares under the Rio Tinto Limited Mining Companies Comparative Plan.
(b)	Rio Tinto Limited is authorised by shareholder approvals obtained in 2003 to buy back up to all the Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus, on-market, up to ten percent of the publicly held capital in any 12 month period. Rio Tinto Limited is seeking a renewal of these approvals at its annual general meeting in 2004. During the year to 31 December 2003 no shares were bought back (2002: nil).
(c)	Total share capital in issue at 31 December 2003 was 499.1 million shares plus one special voting share and one DLC dividend share (31 December 2002: 498.8 million shares plus one special voting share and one DLC Dividend Share). The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.
(d)	At 31 December 2003, options over the following number of shares were outstanding:
	–	3,602,137 shares under the Rio Tinto Share Option Plan at prices between A$20.14 and A$39.87 (31 December 2002: 2,439,330 shares at prices between A$20.14 and A$39.87). These share options are exercisable at various dates up to March 2013, subject to the satisfaction of a graduated performance condition set by the Remuneration committee.
	–	2,385,453 shares under the Rio Tinto Limited Share Savings Plan at prices between A$25.57 and A$27.86 (31 December 2002: 2,246,174 at prices between A$25.57 and A$27.86). These share options are exercisable at various dates up to June 2009.
(e)	The aggregate consideration received for shares issued during 2003 was US$5 million (2002: US$5 million).

104	Rio Tinto 2003 Annual report and financial statements

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25	SHARE PREMIUM AND RESERVES

	2003	2002
	US$m	US$m

Share Premium account
At 1 January	1,610	1,600
Premium on issues of ordinary shares	19	10

At 31 December	1,629	1,610

	2003	2002
	US$m	US$m

Parent and subsidiary companies’ profit and loss account
At 1 January	3,968	3,676
Adjustment on currency translation (b)	1,569	472
Retained profit/(loss) for the year	614	(180)
Transfers and other movements (c)	115	–

At 31 December	6,266	3,968

Joint ventures’ profit and loss account
At 1 January	504	531
Adjustment on currency translation (b)	53	13
Retained profit/(loss) for the year	15	(40)
Transfers and other movements (c)	(46)	–

At 31 December	526	504

Associates’ profit and loss account
At 1 January	107	56
Adjustment on currency translation (b)	7	6
Retained (loss)/profit for the year	(3)	45
Transfers and other movements (c)	(69)	–

At 31 December	42	107

Total profit and loss account	6,834	4,579

Other reserves
At 1 January	303	294
Adjustment on currency translation (b)	31	9

At 31 December	334	303

Total reserves
– Parent and subsidiary companies	6,585	4,256
– Joint ventures	526	504
– Associated companies	57	122

	7,168	4,882

(a)	A substantial portion of Group reserves are in overseas companies. If these reserves were distributed, there would be a liability to withholding taxes and to corporate tax in the UK and Australia. This would, however, be reduced by double taxation relief. Provision is made in these accounts for such additional tax only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings.
(b)	Adjustments on currency translation include net of tax exchange gains on net debt of US$715 million (2002: gains of US$211 million).
(c)	Transfers and other movements primarily relate to the disposal of a subsidiary, joint venture and associate during 2003.
(d)	At 31 December 2003, cumulative goodwill written off directly to reserves amounted to US$3,142 million (2002: US$3,087 million).

Amounts attributable to Rio Tinto Limited public shareholders
The consolidated shareholders’ funds of the DLC include US$2,270 million (2002: US$1,688 million) and profit for the financial year includes US$341 million (2002: US$147 million) attributable to the economic interests of shareholders in Rio Tinto Limited other than Rio Tinto plc.

Rio Tinto 2003 Annual report and financial statements	105

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Notes to the 2003 financial statements continued

26	PRODUCT ANALYSIS

	2003	2002	2003	2002
	%	%	US$m	US$m

Operating assets (b)
Copper, gold and by-products	18.2	23.0	2,877	3,109
Iron ore	25.0	20.7	3,951	2,803
Coal	14.1	13.9	2,234	1,879
Aluminium	20.6	17.5	3,261	2,365
Industrial minerals	12.9	15.5	2,044	2,100
Diamonds	8.0	7.1	1,261	968
Other products	1.2	2.3	181	320

Total	100.0	100.0	15,809	13,544
Unallocated items			(126)	(335)
Less: net debt			(5,646)	(5,747)

Net assets			10,037	7,462

Gross turnover
Copper	12.7	12.4	1,495	1,348
Gold (all sources)	9.1	9.7	1,068	1,046
Iron ore	18.4	16.4	2,165	1,772
Coal	18.1	20.3	2,125	2,203
Aluminium	15.7	15.4	1,847	1,663
Industrial minerals	15.7	17.5	1,849	1,898
Diamonds	4.7	3.4	556	372
Other products	5.6	4.9	650	526

Total	100.0	100.0	11,755	10,828

Profit before tax
Copper, gold and by-products	27.3	19.0	680	536
Iron ore	30.1	24.2	748	680
Coal	10.2	18.5	255	520
Aluminium	11.5	13.0	287	365
Industrial minerals	11.5	19.9	286	559
Diamonds	7.5	3.4	187	96
Other products	1.9	2.0	46	58

	100.0	100.0	2,489	2,814
Exploration and evaluation			(127)	(130)
Net interest (d)			(139)	(161)
Other items			(255)	(118)

			1,968	2,405
Exceptional items (e)			126	(1,094)

Total			2,094	1,311

Net earnings
Copper, gold and by-products	27.1	20.8	429	369
Iron ore	31.6	25.6	500	455
Coal	10.3	17.9	163	318
Aluminium	11.9	14.5	189	257
Industrial minerals	10.0	16.4	159	292
Diamonds	7.0	3.5	111	63
Other products	2.1	1.3	33	22

	100.0	100.0	1,584	1,776
Exploration and evaluation			(98)	(109)
Net interest (d)			(59)	(95)
Other items			(45)	(42)

			1,382	1,530
Exceptional items (e)			126	(879)

Total			1,508	651

(a)	In 2003, the way in which post retirement costs are attributed to business units, and consequently product groups, has been revised. The regular cost component of post retirement costs is included in business unit earnings and the balance of post retirement cost is recognised centrally in other items. The analyses of 2002 Operating assets, Profit before tax and Net earnings have been restated to reflect this allocation. There was no impact on Net earnings, Profit before tax or Operating assets for the Group.
(b)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown.
(c)	The above analyses include Rio Tinto’s shares of the results of joint ventures and associates including interest.
(d)	The amortisation of discount is included in the applicable product category. All other financing costs of subsidiaries are shown as Net interest.
(e)	Of the exceptional charges in 2002, US$596 million before and after tax relates to Kennecott Utah Copper which is part of the copper, gold and by-products segment and US$443 million before tax (US$235 million after tax and minorities) relates to the Iron Ore Company of Canada which is part of the iron ore segment. Exceptional charges are shown separately in the above analysis of Profit before tax and Net earnings.

106	Rio Tinto 2003 Annual report and financial statements

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26	PRODUCT ANALYSIS CONTINUED

The Group figures on page 106 include the following amounts for joint ventures:

	2003	2002
	US$m	US$m

Net investment
Copper, gold and by-products	1,072	1,027
Coal	1,080	828
Other	71	66

Total	2,223	1,921

Gross turnover
Copper	625	419
Gold	283	236
Coal	836	956
Other	76	51

Total	1,820	1,662

Profit before tax
Copper, gold and by-products	378	232
Coal	139	285
Other	3	3

	520	520
Exceptional items	–	(16)

Total	520	504

Net earnings
Copper, gold and by-products	256	155
Coal	102	198
Other	2	2

	360	355
Exceptional items	–	(16)

Total	360	339

The Group figures on page 106 include the following amounts for associates:
	2003	2002
	US$m	US$m

Net investment
Copper, gold and by-products	362	505
Other	59	65

Total	421	570

Gross turnover
Copper	185	259
Gold	411	355
Other	111	109

Total	707	723

Profit before tax
Copper, gold and by-products	147	130
Other	33	59

Total	180	189

Net earnings
Copper, gold and by-products	77	93
Other	21	36

Total	98	129

Rio Tinto 2003 Annual report and financial statements	107

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Notes to the 2003 financial statements continued

27 GEOGRAPHICAL ANALYSIS

By location
	2003	2002	2003	2002
	%	%	US$m	US$m

Operating assets
North America	30.7	36.5	4,846	4,949
Australia and New Zealand	55.7	47.6	8,799	6,446
South America	4.1	5.2	652	703
Africa	3.6	3.5	577	477
Indonesia	3.5	4.4	554	599
Europe and other countries	2.4	2.8	381	370

Total	100.0	100.0	15,809	13,544
Unallocated items			(126)	(335)
Less: net debt			(5,646)	(5,747)

Net assets			10,037	7,462

Turnover by country of origin
North America	30.3	31.2	3,567	3,377
Australia and New Zealand	43.8	41.6	5,152	4,500
South America	5.8	4.8	682	525
Africa	5.6	7.2	662	783
Indonesia	8.8	9.6	1,037	1,039
Europe and other countries	5.7	5.6	655	604

Total	100.0	100.0	11,755	10,828

Profit before tax
North America	18.9	17.1	399	439
Australia and New Zealand	53.7	57.1	1,131	1,464
South America	11.1	3.4	234	86
Africa	3.1	11.8	65	303
Indonesia	16.5	12.2	348	312
Europe and other countries	(3.3)	(1.6)	(70)	(38)

	100.0	100.0	2,107	2,566
Net interest (c)			(139)	(161)

			1,968	2,405
Exceptional items (d)			126	(1,094)

Total			2,094	1,311

Net earnings
North America	25.2	20.1	363	326
Australia and New Zealand	52.3	57.8	754	939
South America	10.8	4.0	156	65
Africa	0.8	7.1	12	115
Indonesia	12.6	11.4	181	185
Europe and other countries	(1.7)	(0.4)	(25)	(5)

	100.0	100.0	1,441	1,625
Net interest (c)			(59)	(95)

			1,382	1,530
Exceptional items (d)			126	(879)

Total			1,508	651

(a)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown.
(b)	The above analyses include the Rio Tinto share of the results of joint ventures and associates including interest.
(c)	The amortisation of discount is included in the applicable geographical category. All other financing costs of subsidiaries are shown as Net interest.
(d)	The exceptional items in 2003 relate to the profit on disposal of interests in a subsidiary, joint venture and associate. Of the exceptional charges in 2002, US$596 million before tax related to Kennecott Utah Copper and US$443 million before tax related to the Iron Ore Company of Canada. Both of these businesses are included in North America. Exceptional items are shown separately in the above analysis of the profit before tax and net earnings.

108	Rio Tinto 2003 Annual report and financial statements

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27 GEOGRAPHICAL ANALYSIS CONTINUED

By location
The Group figures shown on page 108 include the following amounts for joint ventures:
	2003	2002
	US$m	US$m

Net investment
Australia and New Zealand	1,108	834
South America	552	498
Indonesia	523	567
Other	40	22

Total	2,223	1,921

Turnover by country of origin
Australia and New Zealand	550	587
South America	502	283
Indonesia	539	565
Other	229	227

Total	1,820	1,662

Profit before tax
Australia and New Zealand	57	214
South America	183	49
Indonesia	241	231
Other	39	26

	520	520
Exceptional items	–	(16)

Total	520	504

Net earnings
Australia and New Zealand	46	151
South America	122	32
Indonesia	155	149
Other	37	23

	360	355
Exceptional items	–	(16)

Total	360	339

By location
The Group figures shown on page 108 include the following amounts for associates:
	2003	2002
	US$m	US$m

Net investment
North America	53	71
Indonesia	143	127
Other	225	372

Total	421	570

Turnover by country of origin
North America	155	131
Indonesia	344	306
Other	208	286

Total	707	723

Profit before tax
North America	67	42
Indonesia	72	54
Other	41	93

Total	180	189

Net earnings
North America	49	33
Indonesia	23	19
Other	26	77

Total	98	129

Rio Tinto 2003 Annual report and financial statements	109

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Notes to the 2003 financial statements continued

27 GEOGRAPHICAL ANALYSIS CONTINUED

By destination
	2003	2002	2003	2002
	%	%	US$m	US$m

Turnover by destination
North America	25.7	29.0	3,024	3,143
Europe	23.3	21.6	2,742	2,340
Japan	18.0	17.9	2,119	1,943
Other Asia	21.5	19.2	2,527	2,083
Australia and New Zealand	7.2	8.2	845	887
Other	4.3	4.1	498	432

Total	100.0	100.0	11,755	10,828

The Group figures shown above include the following amounts for joint ventures:
			2003	2002
			US$m	US$m

Turnover by destination
North America			191	214
Europe			300	303
Japan			543	575
Other			786	570

Total			1,820	1,662

The Group figures shown above include the following amounts for associates:
			2003	2002
			US$m	US$m

Turnover by destination
North America			172	157
Europe			220	248
Other			315	318

Total			707	723

110	Rio Tinto 2003 Annual report and financial statements

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28	FINANCIAL INSTRUMENTS

The Group’s policies with regard to currency, interest rate and commodity price exposures, and the use of derivative financial instruments, are discussed in the following sections on pages 34 and 35 of the Financial review:
A –	Exchange rates, reporting currencies and currency exposure
B –	Interest rates
C –	Commodity prices
D –	Treasury management and financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and excludes joint ventures and associates. The information provided is as at the end of the financial year. Short term debtors and creditors are included only in the currency analysis.

Financial instruments held by companies acquired are marked to market as part of the adjustment of assets and liabilities acquired to fair value. Where appropriate, these fair value adjustments, calculated on a basis consistent with that disclosed in Section E, are shown in the disclosures below.

A)	Currency
The Group’s material currency derivatives are itemised below:

a)	Forward contracts hedging trading transactions
	Buy	Sell	Weighted	Fair value	Total
	currency	currency	average		fair
	amount	amount	exchange		value
			rate
Buy Australian dollar: sell US dollar	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	257	156	0.61	32
1 to 5 years	657	399	0.61	56
More than 5 years	111	67	0.60	7

Total	1,025	622	0.61		95

Of the above, contracts to sell US$540 million were acquired with companies purchased in 2000 and 2001 and US$62 million were entered into by Comalco before it became a wholly owned subsidiary.

Buy New Zealand dollar: sell US dollar	NZ$m	US$m	NZ$/US$	US$m

Less than 1 year	130	65	0.50	19
1 to 5 years	485	220	0.45	69
More than 5 years	260	117	0.45	29

Total	875	402	0.46		117

Buy Canadian dollar: sell US dollar (all of which were acquired with companies purchased in 2000)	C$m	US$m	C$/US$	US$m

Less than 1 year	18	12	0.68	2	2
Other currency forward contracts					(7)

Total fair value					207
Adjust: Fair value recognised in respect of these contracts (of which US$14m was recognised on acquisition)					22

Fair value not recognised					229

Rio Tinto 2003 Annual report and financial statements	111

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Notes to the 2003 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED

b)	Options hedging trading transactions
The Group acquired a series of bought call options with companies purchased in 2000. The majority of these bought call options are matched at 31 December 2003 by sold puts. The combination of these instruments has a similar effect to forward contracts. In the event that the Australian dollar strengthens above pre-determined levels, the put options are ‘knocked out’ ie cancelled. During 2003, US$57 million of these sold puts were knocked out and the remainder were knocked out in January 2004.

	Buy	Sell	Weighted	Fair	Total
	currency	currency	average	value	fair
	amount	amount	strike		value
			rate
Bought A$ call options	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	94	66	0.70	4
1 to 5 years	340	239	0.70	13

Total	434	305	0.70		17

As noted above, the following sold A$ put options which were outstanding at 31 December 2003, automatically expired when the Australian dollar strengthened above the pre-determined ‘barrier’ rate in early January 2004. Details are shown below:

	Buy	Sell		Weighted	Weighted	Fair
	currency	currency		average	average	value
	amount	amount		strike rate	barrier
					rate
Sold ‘knock out’ A$ put options	A$m	US$m		A$/US$	A$/US$	US$m

Less than 1 year	76	54		0.70	0.77	(1)
1 to 5 years	275	194		0.70	0.77	(6)

Total	351	248		0.70	0.77		(7)

Total fair value							10
Adjust: Fair value recognised on acquisition in respect of these contracts							27

Fair value not recognised							37

c)						Forward contracts hedging future capital expenditure
		Buy		Sell	Weighted	Fair	Total
		currency		currency	average	value	fair
		amount		amount	exchange		value
					rate
Buy Australian dollar: sell US dollar		A$m		US$m	A$/US$	US$m	US$m

Less than 1 year		393		198	0.50	93

Fair value not recognised							93

d)						Currency swaps hedging non US dollar debt
Buy Euro: sell US dollars		Buy		Sell	Weighted	Fair	Total
		currency		currency	average	value (a)	fair
		amount		amount	exchange		value
				US$m	rate		US$m

Less than myear	Euro 40m			46	0.88	5
1 to 5 years	Euro 975m			934	1.04	292

				980	1.04	297

Buy Japanese yen: sell US dollars

1 to 5 years	Yen 21 billion			177	119	20

Buy sterling: sell US dollars

1 to 5 years		£175	m	251	0.70	61

Buy Swiss francs: sell US dollars

1 to 5 years		CHF70	m	48	1.47	9

Total currency swaps				1,456			387
Fair value recognised within carrying value of debt							(387)

Fair value not recognised							–

(a)						These fair values comprise only the ‘currency element’ of the swaps. The fair value of the ‘interest element’ is presented in the summary of interest rate swaps.

112	Rio Tinto 2003 Annual report and financial statements

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28	FINANCIAL INSTRUMENTS CONTINUED

e)	Currency exposures arising from the Group’s net monetary assets/(liabilities)
After taking into account the effect of relevant derivative instruments, almost all the Group’s net debt is either denominated in US dollars or in the functional currency of the entity holding the debt. The table below sets out the currency exposures arising from net monetary assets/(liabilities), other than net debt, which are not denominated in the functional currency of the relevant business unit. Gains and losses resulting from such exposures are recorded in the profit and loss account. This table reflects the currency exposures before adjusting for tax and outside interests.

	Currency of exposure			Currency of exposure

	United	Other	2003	United	Other	2002
	States	currencies	Total	States	currencies	Total
	dollar			dollar
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of business unit:
United States dollar	–	30	30	–	32	32
Australian dollar	385	(16)	369	346	35	381
Canadian dollar	51	(1)	50	56	–	56
South African rand	47	6	53	105	26	131
Other currencies	20	15	35	28	(1)	27

Total	503	34	537	535	92	627

The table below shows the Rio Tinto share of the above currency exposures after tax and outside interests:

	Currency of exposure			Currency of exposure

	United	Other	2003	United	Other	2002
	States	currencies	Total	States	currencies	Total
	dollar			dollar
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of business unit:
United States dollar	–	20	20	–	22	22
Australian dollar	251	(11)	240	224	24	248
Canadian dollar	19	(1)	18	21	–	21
South African rand	16	2	18	37	9
Other currencies	14	9	23	17	(1)	16

Total	300	19	319	299	54	353

B)	Interest rates
(i)	Financial liabilities and assets including the effect of interest rate and currency swaps
This table analyses the currency and interest rate composition of the Group’s financial assets and liabilities:

						2003	2002
	United	Australian	Sterling	South	Other	Total	Total
	States	dollar		African	currencies	carrying	carrying
	dollar			rand		value	value
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities (f)
Fixed rate	(721)	–	–	–	–	(721)	(685)
Floating rate	(4,661)	(339)	(15)	(233)	(74)	(5,322)	(5,389)
Non interest bearing (g)	(219)	–	–	–	–	(219)	(287)

	(5,601)	(339)	(15)	(233)	(74)	(6,262)	(6,361)
Financial assets (f)
Fixed rate	239	–	–	–	–	239	304
Floating rate (including loans to joint ventures and associates)	368	92	21	3		571	580

	(4,994)	(247)	6	(230)	13	(5,452)	(5,477)

Adjusted to exclude:
US Treasury bonds (fixed rate)						(239)	(304)
Deferred consideration payable (non interest bearing)						219	287
Loans to joint ventures and associates (floating rate)						(174)	(253)

Net debt (note 23)						(5,646)	(5,747)

Rio Tinto 2003 Annual report and financial statements	113

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Notes to the 2003 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED

(ii)	Fixed rate liabilities and assets, presented gross, and interest rate and currency swaps
The US$721 million (2002: US$685 million) of fixed rate liabilities shown in (i) above comprise the gross liabilities of US$2,716 million (2002: US$2,539 million) less the interest rate and currency swaps of US$1,995 million (2002: US$1,854 million) below:

Gross liabilities			2003			2002
	Principal	Average	Excess of	Principal	Average	Excess of
		fixed	fair value		fixed	fair value
		rate	over		rate	over
			principal			principal
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	–	–	–	621	5.4	(17)
1 to 5 years	1,350	4.6	(33)	750	6.1	(66)
More than 5 years	100	7.2	(17)	100	7.2	(18)

US$ fixed rate liabilities	1,450	4.8	(50)	1,471	5.9	(101)

Less than 1 year	46	2.3	–	–	–	–
1 to 5 years	1,220	4.5	(62)	1,068	4.7	(46)

Non US dollar fixed rate liabilities (a)	1,266	4.4	(62)	1,068	4.7	(46)

Fixed rate liabilities before interest rate swaps	2,716		(112)	2,539		(147)

Interest rate swaps	Principal	Average	2003	Principal	Average	2002
		fixed	Fair		fixed	Fair
		rate	value(i)		rate	value
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	–	–	–	321	4.7	9
1 to 5 years	1,050	5.1	41	750	6.1	74

Interest rate swaps to US$ floating rates	1,050	5.1	41	1,071	5.7	83

Less than 1 year	46	2.3	–	–	–	–
1 to 5 years	1,220	4.5	55	1,068	4.7	48

Interest rate swaps from non US$ fixed rates to US$ floating rates (a)	1,266	4.4	55	1,068	4.7	48

Less than 1 year	20	7.5	(1)	–	–	–
1 to 5 years	225	7.0	(19)	245	7.1	(28)
More than 5 years	76	5.6	(8)	40	5.6	(9)

Interest rate swaps to US$ fixed rates (b)	321	6.7	(28)	285	6.9	(37)

Interest rate swaps (net impact)	1,995		68	1,854		94

Total fixed rate financial liabilities after interest rate swaps (b), (d)	721		(44)	685		(53)

(i) These fair values include the interest element of the currency swaps described earlier.

Gross assets			2003			2002
	Principal	Average	Excess of	Principal	Average	Excess of
		fixed	fair value		fixed	fair value
		rate	over		rate	over
			principal			principal
	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	239	1.0	(1)	304	1.7	4

Total fixed rate financial assets	239	1.0	(1)	304	1.7	4

(a)	All of the above non US$ liabilities are swapped to US$. The principal amounts shown above reflect the currency element of the related currency swaps.
(b)	As a consequence of acquisitions during 2000, the Group holds a number of interest rate swaps to receive US$ floating rates and pay US$ fixed rates which have been included in the total of fixed rate debt shown above.
(c)	The Group has US$119 million of finance leases (2002: US$119 million), the largest of which has a principal of US$85 million, a maturity of 2018 and a floating interest rate.
(d)	After taking into account all interest rate swaps, the Group’s fixed rate debt totals US$721 million and has a weighted average interest rate of 5.1 per cent and a weighted average time to maturity of four years (2002: US$685 million with a weighted average interest rate of 6.6 per cent and a weighted average time to maturity of three years).
(e)	Interest rates on the great majority of the Group’s floating rate financial liabilities and assets will have been reset within six months. The interest rates applicable to the Group’s US dollar denominated floating rate financial liabilities and assets did not differ materially at the year end from the three month US dollar LIBOR rate of 1.2 per cent.
(f)	The above table does not include the remaining US$39 million (2002: US$60 million) net provision for the mark to market valuation of the hedge books held by companies acquired in 2000 and 2001 and other financial assets of US$145 million (2002: US$122 million) all of which are non interest bearing. Further details of the instruments included within the acquisition provision for mark to market valuation of the hedge books held by companies acquired are shown in section A above and section C below.
(g)	These non interest bearing financial liabilities have been presented in the financial statements on a discounted basis, using a discount rate of 3.8 per cent.

114	Rio Tinto 2003 Annual report and financial statements

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28	FINANCIAL INSTRUMENTS CONTINUED

C)	Commodities
The Group’s material commodity derivatives are itemised below:		2003	2002
		Fair value	Fair value
		US$m	US$m

Commodity derivatives, including options, of which US$2 million
relates to acquisitions during 2000		(20)	6
Adjust: Fair value recognised on acquisition in respect of these contracts		(2)	(3)

Fair value not recognised		(22)	3

D)	Liquidity
The maturity profile of the Group’s net debt is discussed in the Balance sheet section of the Financial review on page 33.

Financial assets and liabilities are repayable as follows
		2003	2002
		US$m	US$m

Financial liabilities
	Within 1 year, or on demand	(2,270)	(3,434)
	Between 1 and 2 years	(672)	(215)
	Between 2 and 3 years	(1,109)	(394)
	Between 3 and 4 years	(1,019)	(1,042)
	Between 4 and 5 years	(745)	(810)
	After 5 years	(447)	(466)

		(6,262)	(6,361)
Financial assets
	Within 1 year, or on demand	670	668
	Between 1 and 2 years	10	10
	Between 2 and 3 years	14	10
	Between 3 and 4 years	15	14
	Between 4 and 5 years	14	14
	After 5 years	87	168

Total per currency/interest rate analysis		(5,452)	(5,477)

In addition, of the remaining US$39 million net provision for the mark to market of the hedge books held by companies on acquisition in 2000 and 2001, US$9 million matures in 2004, US$29 million in 2005 to 2008 and US$1 million thereafter. There are other financial assets totalling US$145 million, of which US$96 million have no fixed maturity and US$49 million has a maturity greater than one year.
     In accordance with FRS 4, all commercial paper is classified as short term borrowings, though of the US$1,687 million outstanding at 31 December 2003, US$1,100 million was backed by medium term facilities (2002: commercial paper of US$1,749 million all backed by medium term facilities). Under US and Australian GAAP, the US$1,100 million would be grouped within non current borrowings at 31 December 2003. Further details of available facilities are given below.
     As at 31 December 2003, a total of US$1,618 million is outstanding under the US$3 billion European Medium Term Notes facility, of which US$70 million is repayable within one year. A US$600 million five year bond was issued in 2003 under the SEC shelf registration.
     At 31 December 2003, the Group had unutilised standby credit facilities totalling US$2.75 billion. These facilities, which are summarised below, are for back upsupport for the Group’s commercial paper programmes and for general corporate purposes:

	2003	2002
	US$m	US$m

Unutilised standby credit facilities
Within 1 year	1,650	1,050
Between 1 and 2 years	–	1,650
After 2 years	1,100	100

	2,750	2,800

Rio Tinto 2003 Annual report and financial statements	115

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Notes to the 2003 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED

E)	Fair values of financial instruments

The carrying values and the fair values of Rio Tinto’s financial instruments at 31 December are shown in the following table. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair value of cash, short term borrowings and loans to joint ventures and associates approximates to the carrying value, as a result of their short maturity, or because they carry floating rates of interest.

If Rio Tinto’s financial instruments were realised at the fair values shown, tax of US$86 million would become payable (2002: US$37 million recoverable). The maturity of the financial instruments is shown in the notes above.

		2003		2002
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	US$m	US$m	US$m	US$m

Primary financial instruments held or issued to finance the Group’s operations:
Cash (note 17)	395	395	325	325
Current asset investments (note 17)	230	229	306	310
Short term borrowings (note 18)	(2,199)	(2,199)	(3,370)	(3,387)
Medium and long term borrowings (note 22)	(4,231)	(4,343)	(2,856)	(2,986)
Loans to joint ventures and associates (note 13)	174	174	253	253
Other liabilities	(63)	(63)	(165)	(165)

	(5,694)	(5,807)	(5,507)	(5,650)
Derivative financial instruments held to manage the interest rate and currency profile:
Currency forward contracts hedging trading transactions (A)	(22)	207	(20)	(115)
Currency option contracts hedging trading transactions (A)	(27)	10	(43)	(82)
Currency forward contracts hedging future capital expenditure (A)	–	93	–	62
Currency swaps hedging non US dollar debt (A)	387	387	152	152
Interest rate swap agreements and options (B)	–	68	–	94
Commodity forward/future contracts hedging trading transactions (C)	2	(20)	3	6

	(5,354)	(5,062)	(5,415)	(5,533)

Less: mark to market provision at acquisition/other provisions	47		60
‘other’ financial assets	(145)		(122)

Total per liquidity analysis	(5,452)		(5,477)

Gains and losses on hedges
Changes in the fair value of derivatives used as hedges of trading transactions, capital expenditure and interest rate exposures, including changes relating to derivatives held by companies acquired during 2000 and 2001, are not recognised in the financial statements until the hedged position matures.
			2003	2002
	Gains	Losses	Total net	Total net
			gains/	gains/
			(losses)	(losses)
	US$m	US$m	US$m	US$m

Unrecognised gains and losses on hedges at 1 January	202	(177)	25	(349)
Gains and losses arising in previous years recognised in the year	(61)	26	(35)	88

Gains and losses arising before 1 January that were not recognised in the year	141	(151)	(10)	(261)
Gains and losses arising in the year that were not recognised in the year	330	85	415	286

Unrecognised gains and losses on hedges at 31 December	471	(66)	405	25

Of which:
Gains and losses expected to be recognised within one year	161	(18)	143	35
Gains and losses expected to be recognised in more than one year	310	(48)	262	(10)

	471	(66)	405	25

116	Rio Tinto 2003 Annual report and financial statements

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29	CONTINGENT LIABILITIES AND COMMITMENTS

	2003 US$m	2002 US$m

Commitments
Contracted capital expenditure at 31 December	612	350
Operating lease commitments	131	102
Other commitments	67	51

(a)	Included above are operating lease commitments falling due within one year of US$38 million (2002: US$26 million).

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December was:

	2003 US$m	2002 US$m

Within 1 year	268	209
Between 1 and 2 years	278	213
Between 2 and 3 years	275	215
Between 3 and 4 years	243	187
Between 4 and 5 years	234	193
After 5 years	1,712	1,522

	3,010	2,539

Contingent liabilities
The aggregate amount of indemnities and other performance guarantees on which no material loss is expected is US$266 million (2002: US$145 million).
     In 2002, the Australian Tax Office (‘ATO’) issued assessments of approximately A$500 million (which amount includes penalties and interest) in relation to certain transactions undertaken in 1997 to acquire franking credits. The transactions were conducted based on the Group’s considered view of the law prevailing at the time. Subsequently, the law was changed. The Group lodged objections to the assessments and on 26 May 2003 the ATO substantially disallowed those objections. The Group subsequently lodged proceedings in the Federal Court to dispute the assessments.
     As required by Australian tax law and practice, part payment of the disputed tax assessments was required pending resolution of the dispute. A payment of A$164 million was made, which will be subject to recovery with interest if, as it is believed based on Counsels’ opinion, the Group is successful in challenging the assessments. Consequently, the amount paid has been recorded as a receivable on the balance sheet (see note 16).
     As at the year end, the amount of the disputed tax assessments, penalties and interest stood at approximately A$454 million (US$340 million at the year end exchange rate) after tax relief on the general interest charge component.
There are a number of legal claims arising from the normal course of business which are currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

30	AVERAGE NUMBER OF EMPLOYEES

	Subsidiaries and joint arrangements (a)		Joint ventures and associates (Rio Tinto share) (restated)		Group total (restated)
	2003	2002	2003	2002	2003	2002

The principal locations of employment were:
Australia and New Zealand	9,274	8,721	983	995	10,257	9,716
North America	8,478	8,906	1,034	873	9,512	9,779
Africa	5,661	6,012	422	450	6,083	6,462
Europe	3,059	2,765	386	433	3,445	3,198
South America	1,794	1,708	773	940	2,567	2,648
Indonesia	569	908	3,234	4,154	3,803	5,062
Other countries	205	150	144	158	349	308

	29,040	29,170	6,976	8,003	36,016	37,173

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for joint arrangements, joint ventures and associates are proportional to the Group’s equity interest.
(b)	Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
(c)	People employed by contractors are not included.

Rio Tinto 2003 Annual report and financial statements	117

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Notes to the 2003 financial statements continued

31	PRINCIPAL SUBSIDIARIES

At 31 December 2003

Company and country of incorporation	Principal activities	Class of shares held	Proportion of class held	Group interest
			%	%

Australia
Argyle Diamond Mines (g)	Mining and processing of diamonds	(g)		100
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71	75.71
Comalco Limited	Bauxite mining; alumina production;	Ordinary	100	100
	primary aluminium smelting
Dampier Salt Limited	Salt production	Ordinary	64.94	64.94
Energy Resources of Australia Limited	Uranium mining	Class A	68.39	68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100	100
Rio Tinto Coal Australia Pty Limited	Coal mining	Ordinary	100	100

Brazil
Rio Paracatu Mineração S.A.	Gold mining	Common	51	51
Mineração Serra da Fortaleza Limitada	Nickel mining	Common	99.9	99.9

Canada
Iron Ore Company of Canada Inc (c)	Iron ore mining; iron ore pellets	Series A & E	58.72	58.72
QIT-Fer et Titane Inc	Titanium dioxide feedstock; high purity	Common shares	100	100
	iron and steel	Preferred shares	100	100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E 15.25	99.94	99.94

Indonesia
P.T. Kelian Equatorial Mining	Gold mining	Ordinary US$1	90	90

Namibia
Rössing Uranium Limited (d)	Uranium mining	‘B’N$1	71.16)	68.58
		‘C’N10c	70.59)

Papua New Guinea
Bougainville Copper Limited (e)	Copper and gold mining	Ordinary 1 Kina	53.58	53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	75.2	49.2
Richards Bay Iron and Titanium (Pty) Limited	Titanium dioxide feedstock; high purity iron	R1	50.5	50

Sweden
Zinkgruvan AB	Zinc, lead and silver mining	Ordinary	100	100

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting	Ordinary £1	51	51

United States of America
Kennecott Holdings Corporation	Copper and gold mining, smelting	Common US$0.01	100	100
(including Kennecott Utah Copper,	and refining, land development
Kennecott Minerals and Kennecott
Land Company)
Kennecott Energy and Coal Company	Coal mining	Common US$1	100	100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$1	100	100

Zimbabwe
Rio Tinto Zimbabwe Limited	Gold mining and metal refining	Ordinary Z40c	56.04	56.04

(a)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(b)	All companies operate mainly in the countries in which they are incorporated.
(c)	In addition, the Group holds 20.3 per cent of the Labrador Iron Ore Royalty Income Fund which has a 15.1 per cent interest in the Iron Ore Company of Canada.
(d)	The Group’s shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of board control.
(e)	The results of Bougainville Copper Limited are not consolidated – refer to note 40.
(f)	The Group’s principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(g)	The entity marked (g) is unincorporated.

118	Rio Tinto 2003 Annual report and financial statements

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32	PRINCIPAL JOINT VENTURE INTERESTS

At 31 December 2003
Name and country of incorporation/operation	Principal activities	Class of shares held	Group interest

Australia
Blair Athol Coal	Coal mining	(b)	71.2
Kestrel	Coal mining	(b)	80.0
Hail Creek	Coal mining	(b)	92.0
Mount Thorley	Coal mining	(b)	60.6
Bengalla	Coal mining	(b)	30.3
Warkworth	Coal mining	(b)	42.1

Chile
Minera Escondida Limitada	Copper mining and refining		30

Indonesia
Grasberg expansion	Copper and gold mining	(b)	40

United States of America
Decker	Coal mining	(b)	50.0
Greens Creek	Silver, gold, zinc and lead mining	(b)	70.3
Rawhide	Gold mining	(b)	51.0

The Group has joint control of the above ventures and therefore includes them in its accounts using the gross equity accounting technique.

The references above are explained at the foot of note 34.

33	PRINCIPAL ASSOCIATES

At 31 December 2003
Name and country of incorporation/operation	Principal activities	Number of shares held by the Group	Class of shares held	Proportion of class held %	Group interest %

Papua New Guinea
Lihir Gold Limited (d)	Gold mining	185,758,126	Ordinary Kina 0.1	14.49	14.49

Portugal
Sociedade Mineira de Neves-Corvo S.A. (Somincor)	Copper mining	7,178,500	E 5	49	49

South Africa
Tisand (Pty) Limited	Rutile and zircon mining	7,353,675	R1	49.5	50

United States of America
Cortez	Gold mining		(b)		40.0
Freeport-McMoRan Copper & Gold Inc. (d)	Copper and gold mining in Indonesia	23,931,100	Class ‘B’ Common US$0.10	13.1	13.1

The references above are explained at the foot of note 34.

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Notes to the 2003 financial statements continued

34 PRINCIPAL JOINT ARRANGEMENTS

At 31 December 2003
Name and country of incorporation/operation	Principal activities	Number of	Class of	Proportion	Group
		shares held	shares held	of class held	interest
		by the Group		%	%

Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary	59.4	59.4
Gladstone Power Station	Power generation		(b)		42.1
Northparkes Mine	Copper/gold mining and processing		(b)		80
Queensland Alumina Limited	Alumina production	854,078	Ordinary	38.6	38.6
Robe River Iron Associates	Iron ore mining		(b)		53
HIsmelt® Kwinana	Iron technology		(b)		60
Bao-HI Ranges Joint Venture	Iron ore mining		(b)		50

Canada
Diavik	Mining and processing of diamonds		(b)		60

New Zealand
New Zealand Aluminium Smelters Limited	Aluminium smelting	24,998,400	Ordinary	79.36	79.36

(a)	The Group comprises a large number of companies and it is not practical to include all of them in notes 32 to 34. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(b)	Those joint ventures, associates and joint arrangements marked (b) are unincorporated entities.
(c)	All entities operate mainly in the countries in which they are incorporated except where stated.
(d)	The Group continues to have significant influence over the activities of Freeport-McMoRan Copper & Gold Inc. and Lihir Gold Limited, including Board representation; consequently the Group equity accounts for its interests in these companies.
(e)	The Group’s principal joint ventures, associates and joint arrangements are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

35 PURCHASES AND SALES OF SUBSIDIARIES, JOINT ARRANGEMENTS, JOINT VENTURES AND ASSOCIATES

Disposals
The Group disposed of its 25 per cent interest in Minera Alumbrera Limited, Argentina and the wholly owned Peak Gold, Australia during March 2003; and its 50 per cent interest in Kaltim Prima Coal, Indonesia during October 2003. The profit on disposal of these businesses was US$126 million; this has been classified as an exceptional item and consequently excluded from adjusted earnings at the foot of the profit and loss account. The entire sale proceeds of US$403 million have been included in the cash flow statement within ‘Sales of subsidiaries, joint ventures and associates’.
     In 2002, total disposal proceeds for the sale of subsidiaries, joint ventures and associates were US$233 million. The Group disposed of the Moura joint venture and Ravensworth and Narama thermal coal complex which were acquired with the Australian coal operations of the Peabody Group in 2001.

Acquisitions
During 2003 Kennecott Energy increased its holding in Pegasus Technologies Inc. from 20 per cent to 86 per cent. The transaction gave rise to goodwill of US$20 million. The transaction did not involve any cash consideration.
     On 6 June 2002, the Group acquired an additional 9.5 per cent interest in reduction lines 1 and 2 at Boyne Smelters at a cost of US$78 million. The Group also increased its interest in Coal & Allied from 72.71 to 75.71 per cent on 17 September 2002, for a consideration of US$29 million. On 20 December 2002, the Group contributed additional equity to IOC, increasing its shareholding from 56.1 to 58.7 per cent.

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36 DIRECTORS’ REMUNERATION

Aggregate remuneration of the directors of the parent companies was as follows:
	2003	2002
	US$’000	US$’000

Emoluments	9,571	9,541
Long term incentive plans	3,278	8,443

	12,849	17,984

Pension contributions	424	65

Gains made on exercise of share options	2,029	2,992

For 2003, a total of US$4,048,800 (2002: US$5,389,636) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension entitlement for the highest paid director was US$1,158,700 (2002: US$984,000).
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto plc in respect of its directors was US$9,794,000 (2002: US$11,492,000). There were no pension contributions.
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$5,508,000 (2002: US$6,557,000). The aggregate pension contribution was US$423,938 (2002: US$64,730).
During 2003, six directors (2002: seven) accrued retirement benefits under defined benefit arrangements.
      Shares awarded last year in respect of the FTSE 1997 and MCCP 1999 performance periods vested after the publication of the 2002 Annual report and financial statements and the value of awards provided therein were estimated based on share prices of 1,169p and A$32.52. The actual share prices on 28 February 2003 when the awards vested were 1,268.5p and A$33.35 and the above 2003 figures for long term incentive plans have been adjusted accordingly. Further details are given in the Remuneration report on page 67.
     Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments, which, together with amounts payable under long term incentive plans for 2003, have been translated at the year end rate.
      More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 6, on pages 65 to 69.

37 AUDITORS’ REMUNERATION

	2003	2002
	US$m	US$m

Group Auditors’ remuneration
Audit services
Statutory audit	5.2	4.1
Audit-related regulatory reporting	0.5	0.5
Further assurance services	0.1	–
Tax services (d)	2.5	2.3
Other Services
Financial information technology	0.1	–
Internal audit (e)	0.1	0.3
Other services not covered above	1.6	1.5

	10.1	8.7
Remuneration payable to other accounting firms
Statutory audit	0.4	0.3
Tax services	2.5	0.8
Internal audit	2.3	1.0
Other services	6.9	3.7

	12.1	5.8

	22.2	14.5

(a)	The audit fees payable to PricewaterhouseCoopers, the Group Auditors, are reviewed by the Audit committee. The committee sets the policy for regulating the award of non audit work to the auditors and reviews the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the companies and their subsidiaries.
(b)	Amounts payable to PricewaterhouseCoopers for non audit work for the Group’s UK companies were US$1.3 million (2002: US$0.9 million) and for the Group’s Australian companies were US$2.3 million (2002: US$1.7 million).
(c)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to other suppliers of consultancy services.
(d)	Group Auditors’ remuneration for tax services in 2003 comprise US$1.4 million in respect of compliance services and US$1.1 million in respect of advisory services.
(e)	Internal audit fees payable to Group Auditors in 2003 relate to projects which were committed in 2002.

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Notes to the 2003 financial statements continued

38 RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies:
Details of investments in principal subsidiary companies are disclosed in note 31.

Joint ventures and associates:
Information relating to joint ventures and associates can be found in the following notes:
Note 4   – Exceptional items
Note 5   – Net interest payable and similar charges
Note 6   – Amortisation of discount
Note 7   – Taxation charge for the year
Note 12 – Property, plant and equipment
Note 13 – Fixed asset investments
Note 14 – Net debt of joint ventures and associates
Note 16 – Accounts receivable and prepayments
Note 19 – Accounts payable and accruals
Note 25 – Share premium and reserves
Note 26 – Product analysis
Note 27 – Geographical analysis
Note 30 – Average number of employees
Note 32 – Principal joint venture interests
Note 33 – Principal associates
Note 35 – Purchases and sales of subsidiaries, joint arrangements, joint ventures and associates

Information relating to joint arrangements can be found in note 34 – Principal joint arrangements.

Pension funds:
Information relating to pension fund arrangements is disclosed in note 41.

Directors:
Details of directors’ remuneration are set out in note 36 and in the Remuneration report on pages 60 to 69.

Leighton Holdings Limited (Leighton):
In 2001, John Morschel became a director and, subsequently, the chairman of Leighton, Australia’s largest project development and contracting group. A number of Rio Tinto companies in Australia and Indonesia have, in the ordinary course of their businesses, awarded commercial contracts to subsidiaries of Leighton. The board does not consider the value of these contracts to be material to the business of either Leighton or the Rio Tinto Group. On 22 December 2003, Leighton announced that Mr Morschel would be resigning from the board of Leighton.
Mr Morschel is expected to resign by the end of March 2004.

39 EXCHANGE RATES IN US$

The principal exchange rates used in the preparation of the 2003 financial statements are:
	Annual average		Year end
	2003	2002	2003	2002

Sterling	1.63	1.50	1.78	1.60
Australian dollar	0.65	0.54	0.75	0.57
Canadian dollar	0.71	0.64	0.77	0.63
South African rand	0.13	0.09	0.15	0.12

(a)	The Australian dollar exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

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40	BOUGAINVILLE COPPER LIMITED (‘BCL’)

The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided to exclude BCL information from the financial statements. BCL reported a net profit of US$4 million for the financial year (2002: profit of US$2 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2003 was US$97 million (2002: US$76 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2003, the market value of the shareholding in BCL was US$39 million.
41	POST RETIREMENT BENEFITS

a)	SSAP 24 accounting and disclosure
Pensions
The Group operates a number of pension plans around the world. Whilst some of these plans are defined contribution, the majority are of the funded defined benefit type, with assets held in separate trustee administered funds. Valuations of these plans are produced and updated annually to 31 December by independent qualified actuaries. Further details regarding the plans are provided in the FRS 17 disclosures in section (b) of this note.

	UK	Australia	US	Canada	Other (e)

Summary of independent actuarial reviews
At 31 December 2003

Assumptions
Rate of return on investments (a)	6.9%	6.4%	6.7%	6.5%	9.2%
Rate of earnings growth, where appropriate (b)	4.8%	4.0%	4.0%	4.0%	6.5%
Rate of increase in pensions	2.8%	2.5%	–	–	4.5%

Results
Smoothed market value of assets ($m) (c)	1,506	962	573	673	194
Percentage of coverage of liabilities by assets (d)	124%	100%	81%	80%	91%
Amount of deficit for individual plans with net deficits ($m)	13	7	145	174	19

At 31 December 2002

Assumptions
Rate of return on investments (a)	6.5%	6.5%	6.7%	6.5%	11.8%
Rate of earnings growth, where appropriate (b)	4.8%	4.0%	3.3%	3.7%	10.5%
Rate of increase in pensions	2.3%	2.5%	–	–	7.0%

Results
Smoothed market value of assets ($m) (c)	1,358	600	551	538	202
Percentage of coverage of liabilities by assets (d)	129%	103%	81%	82%	141%
Amount of deficit for individual plans with net deficits ($m)	14	–	136	134	–

(a)	The rate of return on investments assumed for Australia is after tax.
(b)	The rate of earnings growth assumed includes a promotional salary scale where appropriate.
(c)	Assets were measured at market value smoothed over a one year period.
(d)	Asset coverage of the liability is quoted after allowing for expected increases in earnings.
(e)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Africa.

Other information
A triennial actuarial valuation of the Group’s UK plan was made at 31 March 2003 using the projected unit method.
     In Australia, whilst Group companies sponsor or subscribe to a number of pension plans, the Rio Tinto Staff Superannuation Fund is the only significant plan. This plan principally contains defined contribution liabilities but also has defined benefit liabilities. Valuations are made at least every three years using the projected unit method, with the latest valuation being as at 30 June 2003.
     A number of defined benefit pension plans are sponsored by the US entities, typically with separate provision for salaried and hourly paid staff. Valuations are made annually at 1 January using the projected unit method.
     A number of defined benefit pension plans are sponsored by entities in Canada. Valuations are updated annually using the projected unit method.
     Other defined benefit plans sponsored by the Group around the world were assessed at various dates during 2001, 2002 and 2003. The above summary is based on the most recent valuation in each case, updated to the appropriate balance sheet date.
     The expected average remaining service life in the major plans ranges from ten to 17 years with an overall average of 12 years.
     The Group uses asset values based on market value, but smoothed over a one year period in arriving at its pension costs under SSAP 24. The main pension plans providing purely defined contribution benefits held assets, equal to their liabilities, of US$186 million as at 31 December 2003. The Group’s contributions to these plans of US$9 million are charged against profits and are included in the ‘Regular cost’ shown below.
     The Group also operates a number of unfunded plans, which are included within the deficit and percentage coverage statistics above, measured on a basis consistent with both SSAP 24 and FRS 17.

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Notes to the 2003 financial statements continued

41	POST RETIREMENT BENEFITS CONTINUED

Profit and loss account – effect of pension costs, pre tax and minorities

	2003	2002
	US$m	US$m

Regular cost	(102)	(98)
Variation cost	(90)	(2)
Interest on prepayment under SSAP 24	42	46

Net post retirement cost	(150)	(54)

The variation cost reflects the amortisation of the excess of the pension asset carried in the balance sheet at the beginning of the year over the surplus/(deficit) in the relevant plans calculated on a SSAP 24 valuation basis. The increase in the variation cost in 2003 reflects the reduced surpluses/(increased deficits) of the plans at 1 January 2003 compared to 1 January 2002.

Balance sheet – effect of pension assets and liabilities, pre tax and minorities

	2003	2002
	US$m	US$m

Prepayment under SSAP 24	620	634
Provisions	(77)	(44)

Net post retirement asset	543	590

Post retirement healthcare
Certain subsidiaries of the Group, mainly in the US, provide health and life insurance benefits to retired employees and in some cases their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded.
     On 30 September 2003, the unfunded accumulated post retirement benefit obligation and annual cost of accrual of benefits were determined by independent actuaries using the projected unit method. The main financial assumptions were: discount rate 6.1 per cent (at 30 September 2002: 6.5 per cent), Medical Trend Rate 11.2 per cent reducing to 4.7 per cent by the year 2011 (at 30 September 2002: initially 8.0 per cent reducing to 5.0 per cent by the year 2009), claims cost based on individual company experience. The assumptions were consistent with those adopted for determining pension costs. At 30 September 2003, which is the measurement date, the unfunded accumulated post retirement benefits obligation (excluding associates and joint ventures) was US$563 million (at 30 September 2002: US$437 million).

Profit and loss account – effect of post retirement healthcare costs, pre tax and minorities

	2003	2002
	US$m	US$m

Regular cost	(9)	(8)
Amortisation	4	6
Interest	(29)	(23)

Net post retirement cost	(34)	(25)

Balance sheet – effect of post retirement healthcare liabilities, pre tax and minorities
	2003	2002
	US$m	US$m

Provisions	(498)	(466)

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41	POST RETIREMENT BENEFITS CONTINUED

b)	FRS 17 Transitional disclosures
FRS 17 – ‘Retirement Benefits’, which deals with accounting for post retirement benefits, has not been adopted, but the additional disclosures which are required are shown below. The standard requires pension deficits, and surpluses to the extent that they are considered recoverable, to be recognised in full. Annual service cost and net financial income on the assets and liabilities of the plans are recognised through earnings. Other fluctuations in the value of the surpluses/deficits are recognised in the Statement of Total Recognised Gains and Losses (‘STRGL’).
Details of post retirement benefit plan assets and liabilities at 31 December 2003, 2002 and 2001, valued on a projected unit basis in accordance with FRS 17, are set out below:

	UK	Australia	US	Canada	Other
					(mainly
					Africa)

Main assumptions for FRS 17 purposes
At 31 December 2003
Rate of increase in salaries	4.8%	4.0%	4.0%	4.0%	6.5%
Rate of increase in pensions	2.8%	2.5%	–	–	4.5%
Discount rate	5.4%	6.0%	5.9%	6.1%	9.0%
Inflation	2.8%	2.5%	2.5%	2.3%	4.5%

At 31 December 2002
Rate of increase in salaries	4.8%	4.0%	3.2%	3.7%	10.5%
Rate of increase in pensions	2.3%	2.5%	–	–	7.0%
Discount rate	5.6%	6.2%	6.2%	6.5%	11.5%
Inflation	2.3%	2.5%	2.2%	2.2%	7.0%

At 31 December 2001
Rate of increase in salaries	5.5%	4.0%	3.5%	4.0%	10.5%
Rate of increase in pensions	2.5%	2.5%	–	–	5.8%
Discount rate	6.0%	6.5%	7.0%	7.0%	11.5%
Inflation	2.5%	2.5%	2.5%	2.5%	5.8%

The main financial assumptions used for the health care schemes, which are predominantly in the US, were: discount rate: 5.9 per cent (2002: 6.2 per cent, 2001: 7.0 per cent), Medical Trend Rate: 11.5 per cent reducing to 5.0 per cent by the year 2011 (2002: Medical Trend Rate: 8.0 per cent reducing to 5.0 per cent by the year 2009, 2001: Medical Trend Rate: 8.5 per cent reducing to 5.0 per cent by the year 2009), claims cost based on individual company experience.

	UK	Australia	US	Canada	Other
					(mainly
					Africa)

Long term rate of return expected at 31 December 2003
Equities	7.8%	7.0%	7.5%	7.3%	9.5%
Fixed interest bonds	5.0%	5.1%	5.4%	5.2%	8.5%
Index linked bonds	5.0%	5.1%	5.4%	5.2%	8.5%
Other	4.6%	5.1%	5.1%	3.3%	5.6%

Long term rate of return expected at 31 December 2002
Equities	7.3%	7.0%	7.2%	7.2%	12.5%
Fixed interest bonds	5.0%	5.5%	5.6%	6.0%	11.0%
Index linked bonds	5.0%	5.5%	5.6%	6.0%	11.0%
Other	4.6%	5.9%	6.4%	5.0%	10.2%

Long term rate of return expected at 31 December 2001
Equities	7.5%	7.0%	7.5%	7.5%	12.5%
Fixed interest bonds	5.5%	6.0%	6.5%	6.5%	11.0%
Index linked bonds	5.5%	6.0%	6.5%	6.5%	11.0%
Other	5.3%	6.3%	6.8%	5.1%	9.7%

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Notes to the 2003 financial statements continued

41 POST RETIREMENT BENEFITS CONTINUED

Scheme assets
The assets in the pension plans and the contributions made were:

	UK	Australia	US	Canada	Other	Total
					(mainly
					Africa)
	US$m	US$m	US$m	US$m	US$m	US$m

Value at 31 December 2003
Equities	1,094	646	401	451	82	2,674
Fixed interest bonds	300	229	126	193	15	863
Index linked bonds	127	7	12	44	–	190
Other	54	88	74	21	97	334

	1,575	970	613	709	194	4,061

Value at 31 December 2002
Equities	823	377	342	271	93	1,906
Fixed interest bonds	294	160	139	148	18	759
Index linked bonds	95	5	11	32	–	143
Other	60	65	39	64	190	418

	1,272	607	531	515	301	3,226

Value at 31 December 2001
Equities	965	416	441	375	161	2,358
Fixed interest bonds	244	132	122	153	45	696
Index linked bonds	81	5	13	36	–	135
Other	66	64	56	17	30	233

	1,356	617	632	581	236	3,422

Employer contributions made during 2003*	6	45	4	43	5	103
Employer contributions made during 2002*	–	10	4	15	4	33

*	The contributions shown include US$9 million (2002: US$13 million) for defined contribution plans.

In addition, there were contributions of US$18 million (2002: US$16 million) in respect of unfunded health care schemes in the year. Since these schemes are unfunded, contributions for future years will be equal to benefit payments and therefore cannot be predetermined.
     In relation to pensions, it is currently expected that there will be no regular employer or employee contributions to the UK plan in 2004. Contributions are made to the main Australian plan according to the recommendation of the plan actuary and are primarily to a mixed defined benefit/defined contribution type arrangement (included in the above figures). In North America, contributions are agreed annually in nominal terms. Additional contributions will be paid in 2004 in the light of the position in the US and Canadian plans. Whilst contributions for 2004 are yet to be determined, the currently expected level of contributions by the Group to the plans in Australia, Canada and the US is expected to be some US$30-US$40 million higher than in 2003.
     The most recent full valuation of the UK plans was at 31 March 2003. The most recent full valuation of the Australian plans was at 30 June 2003. For both the US and Canadian major plans, the most recent full valuation was at 1 January 2003.

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41 POST RETIREMENT BENEFITS CONTINUED

Surpluses/(deficits) in the plans
The following amounts were measured in accordance with FRS 17:

At 31 December 2003	UK	Australia	US	Canada	Other	Healthcare	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total market value of plan assets	1,575	970	613	709	194	–	4,061
Present value of plan liabilities	(1,477)	(963)	(768)	(877)	(213)	(561)	(4,859)

Surplus/(deficit) in the plans	98	7	(155)	(168)	(19)	(561)	(798)

Related deferred tax							123
Related outside shareholders’ interest							92

Net post retirement liability							(583)

Surplus/(deficit) in the plans comprises:
Surplus	121	7	12	2	–	–	142
Deficit	(23)	–	(167)	(170)	(19)	(561)	(940)

	98	7	(155)	(168)	(19)	(561)	(798)

At 31 December 2002	UK	Australia	US	Canada	Other	Healthcare	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total market value of plan assets	1,272	607	531	515	301	–	3,226
Present value of plan liabilities	(1,178)	(594)	(721)	(670)	(312)	(417)	(3,892)

Surplus/(deficit) in the plans	94	13	(190)	(155)	(11)	(417)	(666)

Related deferred tax							113
Related outside shareholders’ interest							47

Net post retirement liability							(506)

Surplus/(deficit) in the plans comprises:
Surplus	108	13	45	2	–	–	168
Deficit	(14)	–	(235)	(157)	(11)	(417)	(834)

	94	13	(190)	(155)	(11)	(417)	(666)

If the above amounts had been recognised in the financial statements, the Group’s shareholders’ funds at 31 December would have been as follows:

	2003	2002
	US$m	US$m

Shareholders’ funds including SSAP 24 post retirement net asset	10,037	7,462
Deduct: SSAP 24 post retirement net asset	67	96

Shareholders’ funds excluding SSAP 24 post retirement net asset	9,970	7,366
Add: FRS 17 post retirement net liability	(583)	(506)

Shareholders’ funds including FRS 17 post retirement net liability	9,387	6,860

Movements in deficit during the year
The net post retirement deficit under FRS 17 before deferred tax and outside shareholders interests would have moved as follows during 2003:

			2003	2002
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Net post retirement (deficit)/surplus at 1 January	(249)	(417)	(666)	78
Movement in year:
Currency translation adjustment	(21)	(24)	(45)	19
Total current service cost (employer and employee)	(140)	(9)	(149)	(113)
Past service cost	(7)	–	(7)	(11)
Curtailment and settlement loss (one-off costs associated with early retirements on restructuring)	–	3	3	(2)
Plan amendments	(10)	–	(10)	–
Other net finance (cost)/income	(2)	(28)	(30)	23
Contributions (including employee contributions)	138	18	156	59
Actuarial loss recognised in STRGL	54	(104)	(50)	(719)

Net post retirement deficit at 31 December	(237)	(561)	(798)	(666)

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Notes to the 2003 financial statements continued

41 POST RETIREMENT BENEFITS CONTINUED

Amounts which would have been recognised in the profit and loss account and in the STRGL under FRS 17
The following amounts would have been included within operating profit under FRS 17:

			2003	2002
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Employer current service cost	(110)	(12)	(122)	(103)
Past service cost	(7)	–	(7)	(11)
Curtailment and settlement cost	–	3	3	(2)

Total operating charge	(117)	(9)	(126)	(116)

Employer contributions of US$9 million (2002: US$13 million) for defined contribution arrangements have been included in the above operating charge.

The following amounts would have been included as other net finance (expense)/income under FRS 17:

			2003	2002
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Expected return on pension scheme assets	213	–	213	254
Interest on post retirement liabilities	(215)	(28)	(243)	(231)

Net return	(2)	(28)	(30)	23

If the above amounts had been recognised in the financial statements, instead of the SSAP 24 charges, the Group’s reported net earnings for 2003 would have increased by US$17 million (2002: decreased by US$15 million).

The following amounts would have been recognised within the STRGL under FRS 17:

	2003	2002
	US$m	US$m

Difference between the expected and actual return on plan assets:
Amount (US$m)	354	(599)
As a percentage of plan assets	9%	–19%

Experience gains and losses on plan liabilities:
(ie variances between the actual estimate of liabilities and the subsequent outcome)
Amount (US$m)	(118)	28
As a percentage of the present value of the plan liabilities	–2%	1%

Change in assumptions:
Amount (US$m)	(286)	(148)

Total amount recognised in STRGL:
Amount (US$m)	(50)	(719)
As a percentage of the present value of the plan liabilities	–1%	18%

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42	PARENT COMPANY BALANCE SHEETS

		Rio Tinto plc (a)		Rio Tinto Limited (b)

As at 31 December		2003	2002	2003	2002
	Note	US$m	US$m	A$m	A$m

Fixed assets/non current assets
Investments	43	3,590	4,777	8,586	8,159
Deferred taxation (d)	43	–	–	392	18

		3,590	4,777	8,978	8,177

Current assets
Amounts owed by subsidiaries		2,417	1,410	1,284	2,568
Accounts receivable and prepayments		133	127	–	–
Deferred taxation (d)	43	–	–	–	5
Cash at bank and in hand		2	2	–	–

		2,552	1,539	1,284	2,573

Creditors due within one year
Amounts owed to subsidiaries		(755)	(313)	(287)	(38)
Accounts payable and accruals		(4)	–	(356)	(12)
Dividends payable		(367)	(329)	–	(259)

		(1,126)	(642)	(643)	(309)

Net current assets		1,426	897	641	2,264

Total assets less current liabilities		5,016	5,674	9,619	10,441

Creditors due after one year
Amounts owed to Group companies (c)		–	–	(4,806)	(6,932)
Provisions, including deferred taxation (d)	43	(46)	(44)	(978)	(1)

Net assets		4,970	5,630	3,835	3,508

Capital and reserves
Called up share capital	43	155	154	1,711	1,703
Share premium account	43	1,629	1,610	–	–
Other reserves	43	211	211	536	536
Profit and loss account	43	2,975	3,655	1,588	1,269

Shareholders’ funds		4,970	5,630	3,835	3,508

(a)	Prepared under UK GAAP.
(b)	Prepared under Australian GAAP. In relation to Rio Tinto Limited, the only significant measurement difference between Australian and UK GAAP is that of proposed dividends, which is described further on page 85.
(c)	The Group companies to which amounts are owed include subsidiaries of Rio Tinto Limited and a subsidiary of Rio Tinto plc.
(d)	On the basis that it is anticipated that Rio Tinto Limited will become the head entity of a tax group under the Australian tax consolidation regime, with effect from 1 January 2003, Rio Tinto Limited has recognised additional assets and liabilities in respect of current and deferred taxation previously attributable to subsidiaries. The transfer of these balances has given rise to corresponding changes in intragroup liabilities and assets.

The accounts on pages 82 to 134 were approved by the directors on 20 February 2004 and signed on their behalf by:

Paul Skinner Chairman	Leigh Clifford Chief executive	Guy Elliott Finance director

Rio Tinto 2003 Annual report and financial statements	129

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Notes to the 2003 financial statements continued

43	OTHER PARENT COMPANY DISCLOSURES

	Rio Tinto plc (a)		Rio Tinto Limited (b)

	2003	2002	2003	2002
	US$m	US$m	A$m	A$m

Fixed asset investments
Shares in Group companies and, for Rio Tinto Limited, other investments:
At 1 January	2,235	2,235	2,586	2,528
Additions	–	–	126	58

At 31 December	2,235	2,235	2,712	2,586

Loans to Group companies:
At 1 January	2,542	2,767	5,573	6,274
(Repayments)/advances	(1,187)	(225)	301	(701)

At 31 December	1,355	2,542	5,874	5,573

Total	3,590	4,777	8,586	8,159

Deferred taxation (liability)/asset on a full provision basis
At 1 January	(44)	(36)	23	26
Charged to profit and loss account	(2)	(8)	(17)	(3)
Share of disputed tax paid (j)	–	–	73	–
Recognition of subsidiary deferred tax balances due to tax consolidation (d)	–	–	(664)	–

At 31 December (relating to timing differences)	(46)	(44)	(585)	23

Share capital account
At 1 January	154	154	1,703	1,693
Issue of shares	1	–	8	10

At 31 December	155	154	1,711	1,703

Share premium account
At 1 January	1,610	1,600
Premium on issues of ordinary shares	19	10

At 31 December	1,629	1,610

Other reserves
At 1 January and 31 December	211	211	536	536

Profit and loss account
At 1 January	3,655	4,252	1,269	793
Retained (loss)/profit for year	(680)	(597)	319	476

At 31 December	2,975	3,655	1,588	1,269

Contingent liabilities
Bank and other performance guarantees	5,300	4,545	5,527	5,033

(a)	Prepared under UK GAAP.
(b)	Prepared under Australian GAAP (see note (b) on page 129).
(c)	Profit after tax for the year dealt with in the profit and loss account of the Rio Tinto plc parent company amounted to US$3 million (2002: US$42 million). As permitted by section 230 of the United Kingdom Companies Act 1985, no profit and loss account for the Rio Tinto plc parent company is shown.
(d)	See note (d) on page 129.
(e)	Pursuant to the DLC merger both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each guaranteed contractual obligations incurred by the other or guaranteed by the other. These guarantees are excluded from the figures above.
(f)	Bank and other performance guarantees relate principally to the obligations of subsidiary companies.
(g)	The Group has a US$3 billion European Medium Term Note programme. Amounts utilised by subsidiary companies under this programme are guaranteed by the parent companies and were US$1.6 billion at the year end.
(h)	Auditor’s remuneration for the audit of Rio Tinto plc was US$0.8 million (2002: US$0.6 million).
(i)	In relation to Rio Tinto Limited, the only significant measurement difference between Australian and UK GAAP is that of proposed dividends, which is described further on page 85.
(j)	Note 29 provides information regarding tax assessments issued to Group companies.

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44	RIO TINTO LIMITED PROFIT AND LOSS ACCOUNT

	Rio Tinto Limited (a)

	2003	2002
	A$m	A$m

Dividend income	593	1,270
(Increase)/decrease in provision against carrying value of investments	177	(42)
Other operating costs	(42)	(45)

Operating profit	728	1,183
Interest receivable and similar charges	126	173
Interest payable and similar charges	(38)	(63)

Profit on ordinary activities before taxation	816	1,293
Taxation	(14)	(20)

Retained profit for the financial year	802	1,273

(a)	Prepared under Australian GAAP (see note (b) on page 129).

45	RIO TINTO LIMITED CASH FLOW STATEMENT

	Rio Tinto Limited (a)

	2003	2002
	A$m	A$m

Operating profit	728	1,183
Provisions	(177)	42

Cash flow from operating activities	551	1,225
Interest received	125	172
Interest paid	(59)	(62)

Returns on investment and servicing of finance	66	110
Taxation	(80)	2
Funding of related parties repaid/(advanced)	2,266	(26)
Funding of other entities repaid	15	6

Capital expenditure and financial investment	2,281	(20)
Purchase of investments	(17)	(103)
Sale of investments	–	4

Acquisitions less disposals	(17)	(99)
Equity dividends paid to Rio Tinto Limited shareholders	(742)	(917)
Cash inflow before management of liquid resources and financing	2,059	301
Ordinary shares in Rio Tinto Limited issued for cash	7	10
Loans (repaid) less received	(2,066)	(311)

Management of liquid resources and financing	(2,059)	(301)

Increase in cash	–	–

(a)	Prepared under Australian GAAP (see note (b) on page 129).

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Financial information by business unit

		Gross turnover (a)		EBITDA (b)		Net earnings (c)

	Rio Tinto Interest	2003	2002	2003	2002	2003	2002
	%	US$m	US$m	US$	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	1,329	1,117	711	676	424	401
Robe River	53.0	374	240	213	160	68	54
Iron Ore Company of Canada	58.7	442	400	47	25	7	(3)

		2,145	1,757	971	861	499	452

Energy
Kennecott Energy	100.0	955	949	236	267	88	90
Rio Tinto Coal Australia	100.0	433	417	157	233	70	134
Kaltim Prima Coal	(d)	142	216	74	79	31	26
Coal & Allied	75.7	597	623	52	207	(24)	68
Rössing	68.6	86	112	(33)	50	(19)	23
Energy Resources of Australia	68.4	131	113	58	50	11	12

		2,344	2,430	544	886	157	353

Industrial Minerals		1,801	1,847	465	717	154	286

Aluminium	(e)	1,936	1,662	488	510	200	256

Copper
Kennecott Utah Copper	100.0	722	755	230	236	88	86
Escondida	30.0	502	283	284	121	122	32
Freeport	13.1	344	306	169	139	23	19
Freeport joint venture	40.0	397	349	225	215	104	113
Palabora	49.2	206	201	20	53	1	12
Kennecott Minerals	100.0	239	205	122	93	60	38
Rio Tinto Brasil	(f)	139	115	48	40	48	16
Other Copper	(d)	176	254	51	100	(6)	25

		2,725	2,468	1,149	997	440	341

Diamonds
Argyle	100.0	434	372	198	175	72	63
Diavik	60.0	122	–	106	–	41	–

		556	372	304	175	113	63

Other operations		184	208	77	81	21	25

Product group total		11,691	10,744	3,998	4,227	1,584	1,776

Other items		64	84	(233)	(137)	(45)	(42)
Exploration and evaluation				(127)	(130)	(98)	(109)
Net interest						(59)	(95)

Adjusted earnings						1,382	1,530
Exceptional items				126	(116)	126	(879)

Total		11,755	10,828	3,764	3,844	1,508	651

Depreciation & amortisation in subsidiaries				(1,006)	(954)
Asset write-downs relating to subsidiaries & joint ventures				–	(955)
Depreciation & amortisation in joint ventures and associates				(366)	(333)

Profit on ordinary activities before interest and tax				2,392	1,602

(a)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of joint ventures and associates.
(b)	EBITDA of subsidiaries, joint ventures and associates represents profit before: tax, net interest payable, depreciation and amortisation.
(c)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.
(d)	During 2003, Rio Tinto sold its interests in Kaltim Prima Coal, Alumbrera and Peak.
(e)	Includes Rio Tinto’s interest in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(f)	Includes Morro do Ouro in which Rio Tinto’s interest is 51 per cent and Fortaleza in which Rio Tinto’s interest was 99.9 per cent at 31 December 2003.
(g)	Business units have been classified above according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.
(h)	The product group previously known as ‘Diamonds & Gold’ has been redesignated the ‘Diamonds’ group, with effect from 1 January 2003. Kennecott Minerals and Rio Tinto Brasil are now included in the ‘Copper’ group. Kelian, Lihir, and Rio Tinto Zimbabwe are included in ‘Other operations’. In addition Anglesey Aluminium has been transferred from ‘Copper’ to ‘Aluminium’.

132	Rio Tinto 2003 Annual report and financial statements

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	Capital expenditure (j)		Depreciation &		Operating assets (l)		Employees (m)
			amortisation (k)

	2003	2002	2003	2002	2003	2002	2003	2002
	US$m	US$m	US$m	US$m	US$m	US$m	Number	Number

Iron Ore
Hamersley (inc. HIsmelt®)	298	79	110	94	1,543	923	2,169	2,006
Robe River	75	81	74	50	1,852	1,409	478	496
Iron Ore Company of Canada	37	39	29	35	489	416	1,884	1,936

	410	199	213	179	3,884	2,748	4,531	4,438

Energy
Kennecott Energy	168	152	105	128	561	486	1,776	1,710
Rio Tinto Coal Australia	92	126	52	37	649	406	755	679
Kaltim Prima Coal	2	5	16	21	–	46	2,108	2,760
Coal & Allied	34	58	91	69	787	626	1,338	1,375
Rössing	4	5	7	5	46	48	810	786
Energy Resources of Australia	5	4	30	23	178	140	238	262

	305	350	301	283	2,221	1,752	7,025	7,572

Industrial Minerals	139	133	172	158	2,038	2,063	6,581	6,723

Aluminium	436	269	169	137	3,258	2,365	4,223	3,929

Copper
Kennecott Utah Copper	83	97	92	129	1,277	1,378	1,406	1,596
Escondida	45	117	79	52	492	449	722	704
Freeport	33	23	54	50	144	128	1,165	1,445
Freeport joint venture	60	55	43	40	417	412
Palabora	66	64	17	13	426	287	2,043	2,176
Kennecott Minerals	9	21	42	43	136	155	672	763
Rio Tinto Brasil	19	14	(18)	11	138	91	1,393	1,320
Other Copper	63	60	52	73	335	443	931	1,266

	378	451	361	411	3,365	3,343	8,332	9,270

Diamonds
Argyle	22	31	76	76	600	488	750	751
Diavik	78	206	34	–	674	484	298	250

	100	237	110	76	1,274	972	1,048	1,001

Other operations	4	6	37	36	98	114	2,228	2,789

Product group total	1,772	1,645	1,363	1,280	16,138	13,357	33,968	35,722

Other items	17	13	9	7	(455)	(148)	2,048	1,451
Less: Joint ventures and associates (j) (k)	(181)	(241)	(366)	(333)

Total	1,608	1,417	1,006	954	15,683	13,209	36,016	37,173

Less: net debt					(5,646)	(5,747)

Net assets					10,037	7,462

(i)	From 1 January 2003 the way in which post retirement costs are attributed to business units, and consequently product groups, has been revised. The regular cost component of post retirement costs is included in business unit earnings and the balance of post retirement cost is recognised centrally in other items. The analyses of 2002 Net Earnings, EBITDA and Operating assets have been restated to reflect this allocation. There is no impact on Net earnings or Operating assets for the Group.
(j)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(k)	Depreciation figures include 100 per cent of subsidiaries’ depreciation and amortisation of goodwill and include Rio Tinto’s share of the depreciation and goodwill amortisation of joint ventures and associates. Amounts relating to joint ventures and associates are deducted before arriving at the total depreciation charge.
(l)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the Net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown. For joint ventures and associates shown above, Rio Tinto’s shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$905 million (2002: US$913 million), Freeport joint venture US$417 million (2002: US$412 million), Freeport associate US$380 million (2002: US$533 million).
(m)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for joint arrangements, joint ventures and associates are proportional to the Group’s equity interest. Part time employees are included on a full time equivalent basis and people employed by contractors are not included. Temporary employees are included in employee numbers. Figures for 2002 have been restated.

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Australian Corporations Act – summary of ASIC class order relief

Pursuant to section 340 of the Corporations Act 2001 (Corporations Act), the Australian Securities and Investments Commission issued an order dated 21 July 2003 that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s dual listed companies structure in 1995. The order applies to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 30 June 2003 and 31 December 2004 (inclusive).
In essence, the order allows Rio Tinto Limited to prepare, and to treat as the principal financial statements for it and its controlled entities, combined financial statements of Rio Tinto Limited and Rio Tinto plc and their respective controlled entities as if the Group constituted a single economic entity and the combined financial statements were consolidated financial statements. In addition, those combined financial statements are to be prepared:
–	on the basis of ‘merger’, rather than ‘acquisition’, accounting under UK GAAP (ie on the basis that Rio Tinto Limited was not acquired by, and is not controlled by, Rio Tinto plc and that carrying amounts, rather than fair values, of assets and liabilities at the time of formation of the Group’s dual listed companies structure were used to measure those assets and liabilities at formation);
–	in accordance with the principles and requirements of UK GAAP, rather than Australian GAAP (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
–	with United States dollars as the reporting currency (although translations to Australian dollars and United Kingdom pounds may be included, and translations to Australian dollars are required for a summary statement of financial position for the Group); and
–	with a reconciliation of information from UK GAAP to Australian GAAP (see page 85).

The combined financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group). Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to the combined financial statements (including any concise report), the Auditor’s report and the Directors’ report.

Rio Tinto Limited is not required to prepare consolidated financial statements for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of Australian GAAP and with Australian dollars as the reporting currency, and to have those statements audited. The statements are not required to be laid before the Company’s annual general meeting or distributed to shareholders as a matter of course.

However, Rio Tinto Limited must:
–	include in the combined financial statements for the Group, as a note, summary parent entity financial statements for Rio Tinto Limited (ie summary statements of financial position, financial performance and cash flows), prepared in accordance with Australian GAAP and with Australian dollars as the reporting currency; and
–	make available the full parent entity financial statement free of charge to shareholders on request, and also include a copy of them on the Company’s website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

Directors’ Declaration

The financial statements and notes have been prepared in accordance with applicable United Kingdom law and accounting standards and other relevant financial reporting requirements and in accordance with applicable Australian law.

The financial statements and notes give a true and fair view of the state of affairs of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited at 31 December 2003 and of the profit and cash flows of the Group for the year then ended.

In the directors’ opinion:
–	The financial statements and notes are in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003.
–	There are reasonable grounds to believe each of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and and payable.

By order of the board

Paul Skinner	Leigh Clifford	Guy Elliott
Chairman	Chief executive	Finance director
20 February 2004	20 February 2004	20 February 2004

134	Rio Tinto 2003 Annual report and financial statements

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Report of the Independent Auditors

To the members of Rio Tinto plc and Rio Tinto Limited.

We have audited the financial statements of the Rio Tinto Group which comprise the Group profit and loss account, the balance sheets, the Group cash flow statement, the Group statement of total recognised gains and losses, the reconciliation with Australian GAAP, and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 contained in the directors’ remuneration report (‘the auditable part’ ).

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards and Australian law are set out in the statement of directors’ responsibilities. The directors are also responsible for preparing the directors’ remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors’ remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for each company’s members as a body in accordance with Section 235 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 308 of the Australian Corporations Act 2001 (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors’ remuneration report have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the companies have not kept proper accounti ng records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the items listed in the contents section of the Annual Report, excluding the 2003 audited financial statements and the auditable part of the directors’ remuneration report.

We review whether the corporate governance statement reflects Rio Tinto plc’s compliance with the seven provisions of the Combined Code, issued in June 1998, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the companies’ or Group’s corporate governance procedures or their risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors’ remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequatel y disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:
–	the financial statements give a true and fair view of the state of affairs of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited at 31 December 2003 and of the profit and cash flows of the Group for the year then ended;
–	the financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003; and
–	those parts of the directors’ remuneration report required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 have been properly prepared in accordance with the United Kingdom Companies Act 1985.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants & Registered Auditors	Chartered Accountants
London	Perth
20 February 2004	20 February 2004
In respect of the members of Rio Tinto plc	In respect of the members of Rio Tinto Limited

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Summary financial data in Australian dollars, sterling and US dollars

2003		2002		2003		2002			2003		2002
A$m		A$m		£m		£m			US$m		US$m

18,143		19,945		7,198		7,219		Gross turnover (including share of	11,755		10,828
								joint ventures and associates)

3,232		2,415		1,282		874		Profit on ordinary activities before taxation	2,094		1,311

2,133		2,818		846		1,020		Adjusted earnings (a)	1,382		1,530

2,327		1,199		923		434		Profit for the financial period (net earnings)	1,508		651

169.0	c	87.1	c	67.1	p	31.5	p	Earnings per ordinary share	109.5	c	47.3	c
154.8	c	204.7	c	61.4	p	74.1	p	Adjusted earnings per ordinary share (a)	100.3	c	111.2	c

								Dividends per share to Rio Tinto shareholders
				37.13	p	37.47	p	– Rio Tinto plc	64.0	c	60.0	c
89.70	c	105.93	c					– Rio Tinto Limited	64.0	c	60.0	c

5,380		6,896		2,135		2,496		Total cash flow from operations	3,486		3,743

(2,582)		(3,444)		(1,024)		(1,246)		Capital expenditure and financial investment	(1,673)		(1,870)

(7,540)		(10,144)		(3,170)		(3,586)		Net debt	(5,646)		(5,747)

13,404		13,169		5,636		4,656		Equity shareholders’ funds	10,037		7,462

(a)	Adjusted earnings exclude profit on disposal of interests in subsidiary, joint venture and associate of US$126 million, and for 2002 excluded exceptional charges of US$879 million.
(b)	The financial data above have been extracted from the primary financial statements set out on pages 82 to 84. The Australian dollar and sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends, which are the actual amounts payable. For further information on these exchange rates, please see page 122.

136	Rio Tinto 2003 Annual report and financial statements

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Supplementary information for United States investors

RECONCILIATION WITH US GAAP	2003	2002
US$m	US$m

Net earnings under UK GAAP	1,508	651
Increase/(decrease) before tax in respect of:
Amortisation of goodwill – subsidiaries and joint arrangements	76	90
Amortisation of intangibles – subsidiaries and joint arrangements	(40)	(59)
Amortisation of intangibles – equity accounted companies	(7)	(9)
Exchange differences included in earnings under US GAAP	1,019	240
Mark to market of certain derivative contracts	287	157
Adjustments to asset carrying values	(32)	(89)
Pensions/post retirement benefits	59	1
Exploration and evaluation	(24)	(17)
Share options	(21)	(17)
Effect of historical average commodity prices in ore reserve determination	(82)	–
Start up costs	(31)	(8)
Other	(125)	(73)
Tax effect of above adjustments	(396)	(114)
Other tax adjustments	(5)	(13)
Outside shareholders’ interests in the above adjustments	(31)	(159)

Income before cumulative effect of change in accounting principle	2,155	581
Cumulative effect of change in accounting principle for close down and restoration costs	(178)	–

Net income under US GAAP	1,977	581

Basic earnings per ordinary share under US GAAP
Before cumulative effect of change in accounting principle	156.4	c	42.2	c
After cumulative effect of change in accounting principle	143.5	c	42.2	c

Diluted earnings per ordinary share under US GAAP
Before cumulative effect of change in accounting principle	156.2	c	42.1	c
After cumulative effect of change in accounting principle	143.3	c	42.1	c

Shareholders’ funds under UK GAAP	10,037	7,462
Increase/(decrease) before tax in respect of:
Goodwill – subsidiaries and joint arrangements	1,198	1,065
Goodwill – equity accounted companies	352	352
Intangibles – subsidiaries and joint arrangements	240	271
Intangibles – equity accounted companies	42	49
Mark to market of derivative contracts	381	(54)
Adjustments to asset carrying values	505	553
Pensions/post retirement benefits	(469)	(472)
Exploration and evaluation	(180)	(124)
Share options	(60)	(38)
Effect of historical average commodity prices in ore reserve determination	(82)	–
Higher cost of sales resulting from acquisition accounting	(64)	(49)
Provision for close down and restoration costs	53	287
Start up costs	(156)	(110)
Proposed dividends	469	430
Other	(111)	(18)
Tax effect of above adjustments	(102)	(60)
Deferred tax on acquisitions:
Impact on mining property	831	825
Impact on tax provisions	(831)	(825)
Other tax adjustments	69	74
Outside shareholders’ interests in the above adjustments	(78)	(101)

Shareholders’ funds under US GAAP	12,044	9,517

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (‘UK GAAP’), which differ in certain respects from those in the United States (‘US GAAP’). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders’ funds that would be required under US GAAP is set out above.

Rio Tinto 2003 Annual report and financial statements	137

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Supplementary information for United States investors continued

RECONCILIATION WITH US GAAP CONTINUED

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition, directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised and amortised over its expected useful life under UK GAAP. Under US GAAP, goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised, under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under FAS 142 ‘Goodwill and Other Intangible Assets’. Goodwill amortisation of US$76 million charged against UK GAAP earnings for 2003 (2002: US$90 million) is added back in the US GAAP reconciliation.

Intangible assets under US GAAP
The implementation of FAS 141 resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets at 1 January 2002. The accumulated cost relating to these intangible assets at 31 December 2003 was US$714 million and accumulated amortisation was US$432 million. The total amortisation expense was US$47 million of which US$16 million is related to the amortisation of goodwill previously written off to reserves under UK GAAP now reclassified as finite lived intangible assets under US GAAP. The remaining US$31 million relates to the amortisation of goodwill included as an asset on the UK GAAP balance sheet but now reclassified as finite lived intangible assets under US GAAP. The estimated amortisation charge relating to intangible assets for each of the next five years is US$47 million.

Exchange differences included in earnings under US GAAP
The Group finances its operations primarily in US dollars and a significant proportion of the Group’s US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian Group. Exchange gains of US$1,019 million pre tax (2002: US$240 million), US$623 million net of tax and minorities (2002: US$177 million net of tax and minorities), on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Mark to market of derivative contracts
The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group’s derivative contracts do not qualify for hedge accounting under FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, principally because the hedge is not located in the entity with the relevant exposure. Unrealised pre tax gains of US$182 million (2002: US$148 million), US$115 million after tax and minorities (2002: US$104 million after tax and minorities), on such derivatives have therefore been recorded in US GAAP earnings. Realised gains of US$105 million pre tax (2002: US$9 million pre tax), US$75 million after tax and minorities (2002: US$6 million after tax and minorities), which have been capitalised under UK GAAP have also been recorded in earnings under US GAAP.

Adjustments to asset carrying values
Following the implementation of FRS 11 in 1998, impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by an income generating unit. Under US GAAP, impairment is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the income generating unit. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP, except where the US GAAP carrying value includes additional goodwill.
     Under UK GAAP, impairment provisions may be written back in a future year if the expected recoverable amount of the asset increases. Such write backs of provisions are not permitted under US GAAP. Therefore, any credits to UK GAAP earnings resulting from such write backs are reversed in the reconciliation to US GAAP.

Pensions/post retirement benefits
Under UK GAAP, post retirement benefits are accounted for in accordance with Statement of Standard Accounting Practice 24. The expected costs under defined benefit arrangements are spread over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period adjusted for the amortisation of the surplus arising when FAS 87, ‘Employers’ Accounting for Pensions’, was adopted. The charge is further adjusted to reflect the cost of benefit improvements and any surpluses/deficits that emerge as a result of variances from actuarial assumptions. For US purposes, only those surpluses/deficits outside a ten per cent fluctuation ‘corridor’ are spread.
     The reductions in shareholders’ funds at 31 December 2003 and 2002 also include the effect of the US GAAP requirement to make immediate provision for pension fund deficits through other comprehensive income. The provision reflects the reduction in equity values over recent years.
     Mandatory implementation of FRS 17, ‘Retirement Benefits’, has been delayed until 2005 but additional disclosures are required for 2001 onwards, which are included in note 41 to the financial statements.

Exploration and evaluation
Under UK GAAP, expenditure on a project can be carried forward after it has reached a stage where there is a high degree of confidence in its viability. US GAAP does not allow expenditure to be carried forward unless the viability of the project is supported by a final feasibility study. In addition, under UK GAAP, provisions made against exploration and evaluation in prior years can be reversed when the project proceeds to development, to the extent that the relevant costs are recoverable. US GAAP does not allow such provisions to be reversed.

Share option plans
Under UK GAAP, no cost is accrued where the option scheme applies to all relevant employees and the intention is to satisfy the share options by the issuance of new shares. Under the fair value recognition provisions of FAS 123, ‘Accounting for Stock-Based Compensation’, the fair value of the options is determined using an option pricing model.

138	Rio Tinto 2003 Annual report and financial statements

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RECONCILIATION WITH US GAAP CONTINUED

Effect of historical average commodity prices in ore reserve determination
For UK and Australian reporting, the Group’s ore reserve estimates are determined in accordance with the JORC code and are based on forecasts of future commodity prices. During 2003, the SEC formally indicated that, for US reporting, historical price data should be used. The application of historical prices has led to reduced ore reserve quantities for US reporting purposes for certain of the Group’s operations, which results in lower earnings for US reporting, largely as a result of higher depreciation charges. Details of the differences in ore reserves used for US reporting are set out on page 147.

Higher cost of sales resulting from acquisition accounting
Under UK GAAP, the inventories of acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, such inventories are recognised at the time of acquisition on the basis of expected net sales proceeds. There is no effect on 2003 earnings.

Provisions for close down and restoration costs
FAS 143 ‘Accounting for Asset Retirement Obligations’ has been implemented with effect from 1 January 2003. Under this US standard, provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs. The costs so recognised are capitalised and depreciated over the estimated useful life of the related asset. In each subsequent year, the discount applied to the provision ‘unwinds’, resulting in a charge to the profit and loss account for the year and an increase in the present value of the provision. This accounting treatment is broadly similar to Rio Tinto’s established policy under UK GAAP. Consequently, the pre tax adjustment to the ‘Provision for close down and restoration costs’ included in the above reconciliation at 31 December 2002 has now been substantially reduced through the cumulative effect of this change in accounting principle.

Start up costs
Under US GAAP, Statement of Position 98-5, ‘Reporting on the Costs of Start up Activities’, requires that the costs of start up activities are expensed as incurred. Under UK GAAP, some of these start up costs qualify for capitalisation and are amortised over the economic lives of the relevant assets.

Proposed dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under US GAAP, such dividends are not recognised until they are formally declared by the board of directors or approved by the shareholders.

Other
Other adjustments include amounts relating to differences between UK and US accounting principles in respect of depreciation of mining assets, revenue recognition and unrealised holding gains and losses.
     Depreciation of mining assets – Under UK GAAP, mining assets are fully depreciated over their economic lives or the remaining life of the mine if shorter. In some cases, mineral resources that do not yet have the status of reserves are taken into account in determining depreciation charges, where there is a high degree of confidence that they will be mined economically. For US GAAP, only ‘proven and probable reserves’ are taken into account in the calculation of depreciation, depletion and amortisation charges. As a result, adjustments have been made to depreciation reducing US GAAP pre tax earnings by US$59 million (2002: US$10 million).
     Revenue recognition – Staff Accounting Bulletin No. 101 (‘SAB 101’) ‘Revenue Recognition in Financial Statements’ has the result that, in some cases, sales recorded as revenue under UK GAAP are deferred and are not recognised as revenue under US GAAP until a future accounting period. Occasionally, sales of goods recorded as revenue for UK GAAP purposes may be kept in store by Rio Tinto at the request of the buyer. Under US GAAP, such transactions cannot be recognised as revenue unless the goods are physically segregated from the supplier’s other inventory and certain additional criteria are met. In 2003, such timing differences resulted in a reduction in US GAAP pre tax earnings of US$17 million (2002: US$4 million increase).
     Unrealised holding gains and losses – UK GAAP permits current asset investments to be valued at the lower of cost and net realisable value. Under US GAAP, FAS 115 requires that unrealised holding gains and losses on investments classified as ‘available for sale’ are reported within a separate component of shareholders’ funds and excluded from earnings until realised.

Taxation
Under UK GAAP, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under US GAAP, provision must be made for tax arising on expected future remittances of past earnings.
     Under UK GAAP, deferred tax is not provided in respect of upward fair value adjustments to tangible fixed assets and inventories made on acquisitions. Under US GAAP, deferred tax must be provided on all fair value adjustments to non monetary assets recorded on acquisition with a consequential increase in the amount allocated to mining properties or goodwill as appropriate.
     Under UK GAAP, tax benefits associated with goodwill charged directly to reserves in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For US GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Consolidated statement of cash flows
The consolidated statement of cash flows prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Under US GAAP, tax paid and interest would form part of operating cash flow. Under UK GAAP, cash for the purposes of the cash flow statement is defined as cash in hand and deposits repayable on demand with any qualifying financial institution, less bank borrowings from any qualifying financial institution repayable on demand.
     Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents comprise cash balances and current asset investments with an original maturity of less than three months and exclude bank borrowings repayable on demand.

Rio Tinto 2003 Annual report and financial statements	139

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Supplementary information for United States investors continued

RECONCILIATION WITH US GAAP CONTINUED

Adjusted earnings
As permitted under UK GAAP, adjusted earnings and adjusted earnings per share have been presented excluding the impact of exceptional items to provide a measure that reflects the underlying performance of the Group. This is in addition to the presentation of earnings and earnings per share, which include the exceptional items. In accordance with US GAAP, earnings and earnings per share have been presented based on US GAAP earnings, without adjustment for the impact of exceptional items. Such additional measures of underlying performance are not permitted under US GAAP.

Variable Interest Entities
In January 2003, the FASB issued interpretation No. 46 ‘Consolidation of Variable Interest Entities’ (FIN 46). Under FIN 46, certain entities labelled ‘Variable Interest Entities’ (VIE), must be consolidated by the ‘primary beneficiary’ of the entity. The primary beneficiary is generally defined as the party exposed to the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant variable interest is held that is not a majority interest, certain disclosures are required. Full implementation of this interpretation is required in the Group’s financial statements for the year to 31 December 2004.
     The Group has a 20 per cent general partnership interest in the Colowyo limited partnership, which was acquired for US$25 million in December 1994. This joint venture may fall within the definition of a Variable Interest Entity set out in FIN 46. The Colowyo joint venture produces coal, which is sold under long term contracts. Colowyo’s total sales revenues for 2003 were US$101 million and its total assets as at 31 December 2003 were US$100 million. It is included in the Group accounts on the equity accounting basis and the carrying value of the net investment at 31 December 2003 was US$27 million under US GAAP.
     Colowyo has bonds in issue with outstanding capital of US$163 million at 31 December 2003. These are repayable by instalments up to 2016 with interest at rates between 9.56 per cent and 10.19 per cent per annum. The bonds are to be serviced and repaid exclusively out of the net revenues from certain specified sales contracts relating to coal supplies by Colowyo. The bondholders bear the risks of loss that might arise if the revenues are interrupted due to failure of the purchasers or force majeure. The Rio Tinto Group is responsible under a management contract in which it agreed, for the sole and exclusive benefit of the bondholders, to cause Colowyo to perform its obligations under the specified coal sales contracts.

ADDITIONAL US GAAP CASH FLOW INFORMATION
A summary of Rio Tinto’s operating, investing and financing activities classified in accordance with US GAAP is presented below:

	2003	2002
	US$m	US$m

Net cash flow from operating activities	2,292	2,720
Net cash flow from investing activities	(1,268)	(1,743)
Net cash flow from financing activities	(954)	(1,151)

Increase/(decrease) in cash and cash equivalents per US GAAP	70	(174)

Decrease in cash per UK GAAP	(83)	(130)
Decrease/(increase) in non qualifying liquid resources for US GAAP	120	(27)
Increase/(decrease) in bank borrowings repayable on demand included in cash under UK GAAP	33	(17)

Increase/(decrease) in cash and cash equivalents per US GAAP	70	(174)

Cash per balance sheet under UK GAAP	395	325
Qualifying liquid resources less non qualifying deposits	(36)	(45)

Cash and cash equivalents under US GAAP	359	280

There was an exchange gain of US$9 million (2002: loss of US$42 million) relating to US GAAP cash and cash equivalents during the year.

ACCUMULATED FOREIGN CURRENCY TRANSLATION GAINS AND LOSSES RECORDED DIRECTLY IN SHAREHOLDERS’ FUNDS UNDER US GAAP
	2003	2002
	US$m	US$m

At 1 January	(1,014)	(1,436)
Movement in period	1,301	422

At 31 December	287	(1,014)

140	Rio Tinto 2003 Annual report and financial statements

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RECONCILIATION WITH US GAAP CONTINUED

UNREALISED HOLDING GAINS AND LOSSES
The following table shows the Group’s investments in debt and equity securities which are held as ‘available for sale’ in accordance with FAS 115:

	FAS 115	Unrealised	Unrealised	Market	Net
	net book	holding	holding	value	unrealised
	value	gains	losses		holding
					gains
	US$m	US$m	US$m	US$m	US$m

At 1 January 2003	70	5	(5)	70	–
Change in unrealised holding gains/(losses)	–	14	(1)	13	13
Additions and other movements	9	–	–	9	–

At 31 December 2003	79	19	(6)	92	13

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
During 2003, the following movements, before tax and minorities, took place in Other Comprehensive Income (‘OCI’) and earnings in relation to derivatives:

	Derivative	Recorded	Recorded
	assets less	in OCI	in retained
	liabilities		earnings
	US$m	US$m	US$m

Net derivative (liabilities)/assets on balance sheet at 31 December 2002	(54)	(60)	6
Less: net derivative liabilities marked to market through OCI at 1 January 2003
relating to contracts maturing in 2003 (a)	9	9	–
Less: net derivative assets marked to market through retained earnings at
1 January 2003 relating to contracts maturing in 2003 (b)	(34)	–	(34)
Add: mark to market of net derivative assets designated as FAS 133
cash flow hedges at 31 December 2003 (c)	139	139	–
Add: mark to market of net derivative assets not designated as hedges under
FAS 133 at 31 December 2003 (d)	207	–	207

On balance sheet at 31 December 2003	267	88	179

(a)	During 2003, net losses of US$9 million relating to derivatives designated as cash flow hedges under FAS 133 were transferred from accumulated OCI to US GAAP earnings on maturity of the contracts.
(b)	During 2003, accrued gains of US$34 million relating to derivatives that were not designated as hedges under FAS 133 were realised on maturity of the contracts.
(c)	The fair value of net derivative liabilities designated as cash flow hedges under FAS 133 reduced by US$148 million during 2003, resulting in a closing asset balance related to cash flow hedging activities of US$88 million in OCI. These cash flow hedges hedge the Group’s exposure to the US dollar in relation to future trading transactions. The Group expects to reclassify US$43 million of this amount as increases in earnings over the next 12 months as these contracts and the transactions which they hedge mature. As at 31 December 2003, the Group had US$144 million of cash flow hedge derivative assets and US$56 million of cash flow hedge derivative liabilities. The cash flow hedges extend to 2010.
(d)	Certain of the Group’s derivative contracts do not qualify for hedge accounting under FAS 133, principally because the hedge is not located in the entity with the exposure. The fair value of these net derivative assets increased by US$173 million during 2003. As at 31 December 2003, the Group had US$197 million of assets relating to derivatives which do not qualify for hedge accounting under FAS 133, and US$18 million of liabilities.

DEFERRED TAX CREDIT/(CHARGE)
	2003	2002
	US$m	US$m

The credit/(charge) for deferred taxation arises as follows:
– accelerated capital allowances	(83)	186
– pension prepayments	48	11
– provisions	(24)	6
– provision against AMT credits and US tax losses	50	(228)
– other timing differences	34	41

	25	16

Rio Tinto 2003 Annual report and financial statements	141

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Supplementary information for United States investors continued

RECONCILIATION WITH US GAAP CONTINUED

FIXED ASSET INVESTMENTS
The aggregated profit and loss accounts and balance sheets of equity and gross equity accounted companies on a 100 per cent basis are set out below:

	2003	2002
	US$m	US$m

Profit and loss account:
Sales revenue	7,078	6,622
Cost of sales	(4,652)	(4,384)

Operating profit	2,426	2,238
Net interest	(317)	(377)

Profit before tax	2,109	1,861
Taxation	(714)	(579)
Profit attributable to outside shareholders	(48)	(36)

Net profit on ordinary activities (100 per cent basis)	1,347	1,246

Balance sheet:
Intangible fixed assets	64	194
Tangible fixed assets	11,406	12,086
Investments	78	166
Working capital	775	593
Net cash less current debt	319	(835)

	12,642	12,204
Long term debt	(5,066)	(5,406)
Provisions	(1,462)	(1,658)
Outside shareholders’ interests	(321)	(290)

Aggregate shareholders’ funds (100 per cent basis)	5,793	4,850

DEFERRED STRIPPING
Information about the stripping ratios of the Business Units that account for the majority of the deferred stripping balance at 31 December 2003, and year in which deferred stripping is expected to be fully amortised, is set out in the following table:
	Actual stripping		Life of mine
	ratio for year		stripping ratio

	2003	2002	2003	2002

Kennecott Utah Copper (2014)	1.86	2.05	1.24	1.19
Borax (2037)	23.00	25.00	16.00	16.00
Argyle Diamonds (2007)	6.10	7.29	4.10	4.40
Freeport Joint Venture (2014)	2.84	2.35	1.93	1.77

In addition, Escondida, Rio Tinto’s 30 per cent owned joint venture, defers stripping costs based on the ratio of waste to pounds of copper. The actual stripping ratio for 2003 was 0.1015 (2002: 0.1458). The life of mine stripping ratio for 2003 was 0.1103 (2002: 0.1094). The deferred stripping balance is expected to be fully amortised in 2039.

142	Rio Tinto 2003 Annual report and financial statements

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ADDITIONAL SHARE CAPITAL INFORMATION		Rio Tinto plc	Rio Tinto plc			Rio Tinto plc
		Share Savings	Executive Share			Share Option
		Plan	Option Scheme			Plan

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number	£	Number	£	Number	£

Options outstanding at 1 January 2003	2,079,845	8.14	62,000	8.49	7,186,254	11.35
Granted	390,518	11.21	–	–	2,305,406	12.63
Exercised	(367,866)	8.47	(39,000)	8.41	(1,009,307)	8.50
Cancelled	(182,067)	9.06	–	–	(797,927)	13.05
Expired	–	–	–	–	(21,501)	12.98

Options outstanding at 31 December 2003	1,920,430	8.61	23,000	8.61	7,662,925	11.93

			Rio Tinto Limited		Rio Tinto Limited
			Share Savings Plan		Share Option Plan

			Number	Weighted average exercise price A$	Number	Weighted average exercise price A$

Options outstanding at 1 January 2003			2,246,174	26.59	2,439,330	33.42
Granted			384,180	27.48	1,242,475	33.34
Exercised			(12,588)	27.67	(58,975)	22.04
Cancelled			(232,313)	26.76	(18,197)	33.76
Expired			–	–	(2,496)	33.01

Options outstanding at 31 December 2003			2,385,453	26.71	3,602,137	33.58

The weighted average remaining contractual lives of options outstanding at 31 December 2003 for the Rio Tinto plc Share Savings Plan, the Rio Tinto plc Share Option Plan, the Rio Tinto Limited Share Option Plan and the Rio Tinto Limited Share Savings Plan are two, seven, eight and three years respectively. The weighted average fair values of options granted during the year for the Rio Tinto plc Share Savings Plan, the Rio Tinto plc Share Option Plan, the Rio Tinto Limited Share Option Plan and the Rio Tinto Limited Share Savings Plan are £4.20, £2.68, A$6.01 and A$10.90 respectively.

ADDITIONAL SEGMENTAL INFORMATION
The following supplements segmental information provided elsewhere in this report to provide additional information required under US GAAP.

Tax charge by product group
			2003	2002
			US$m	US$m

Iron Ore			(226)	(215)
Energy			(96)	(197)
Industrial Minerals			(93)	(200)
Aluminium			(106)	(107)
Copper			(223)	(126)
Diamonds			(76)	(33)
Other operations			(13)	(16)
Tax on exploration			17	18
Other items, including tax relief on asset write-downs			249	168

			(567)	(708)

Property, plant and equipment by location
	2003	2002	2003	2002
	%	%	US$m	US$m

North America	36.2	42.7	5,504	5,204
Australia and New Zealand	54.6	48.5	8,290	5,912
South America	1.1	0.9	168	112
Africa	5.6	5.0	851	608
Indonesia	0.2	0.4	28	50
Europe and other countries	2.3	2.5	355	297

	100.0	100.0	15,196	12,183

COVENANTS
Of the Rio Tinto Group’s medium and long term borrowings of US$3.8 billion, some US$0.8 billion relates to the group’s share of non recourse borrowings which are the subject of various financial and general covenants with which the respective borrowers are in compliance.

Rio Tinto 2003 Annual report and financial statements	143

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Supplementary information for United States investors continued

POST RETIREMENT BENEFITS
Information in respect of the net periodic benefit cost and related obligation determined in accordance with US Statements of Financial Accounting Standards 87, 106 and 132 is given below. The measurement date used to establish year end asset values and benefit obligations was 30 September 2003. The previous measurement date, used to determine 2003 costs, was 30 September 2002.
     Benefits under the major pension plans are principally determined by years of service and employee remuneration. The Group’s largest defined benefit pension plans are in the UK, Australia and the US and a description of the investment policies and strategies followed is set out below.
     In the UK and the US, the investment strategy is determined by the pension plan trustee and investment committee respectively, after consulting the company. Agreed investment policies aim to ensure that the objectives are met in a prudent manner, consistent with established guidelines. The investment objectives include generating a return that exceeds consumer price and wage inflation over the long term. Ranges for the proportions to be held in each asset class have been agreed; a substantial proportion of the assets is invested in a spread of domestic and overseas equities, with a smaller proportion in fixed and variable income bonds, cash and, in the US, real estate. Risk is managed in various ways, including identifying investments considered to be unsuitable and placing limits on some types of investment. In particular, the funds are not allowed to invest directly in any Rio Tinto Group compa ny.
     In Australia, the investments reflect the various defined benefit and defined contribution liabilities and are primarily in Australian and overseas equities and fixed interest stocks.
     At 30 September 2003, funded pension plans held assets invested in the following proportions:

	UK	US	Group
	target	target *	actual

Equities	45%-85%	65%	65%
Debt securities	15%-45%	30%	27%
Real estate	–	5%	3%
Other	0%-10%	–	5%
* plus or minus 5%

The split of pension investments at 30 September 2002 is not readily available. However, a summary as at 31 December 2002 is set out in the FRS17 transitional disclosures on page 126.
     The expected rate of return on pension plan assets is determined as management’s best estimate of the long term return of the major asset classes – equity, debt, real estate and other – weighted by the actual allocation of assets among the categories at the measurement date.
     Pension plan funding policy is based on annual contributions at a rate that is intended to fund benefits as a level percentage of pay over the working lifetime of a plan’s participants, subject to local statutory minimum contribution requirements. Details of anticipated contributions in 2004 are set out in the FRS 17 transitional disclosures on page 126.
     Assumptions used to determine the net periodic benefit cost and the end of year benefit obligation for the major pension plans varied between the limits shown below. The average rate for each assumption has been weighted by benefit obligation. The assumptions used to determine the end of year benefit obligation are also used to calculate the following year’s cost.

	2003 cost	Year end benefit obligation

Discount rate	5.8% to 12.0% (Average: 6.7%)	5.4% to 9.5% (Average: 5.9%)
Long term rate of return on plan assets	6.5% to 12.0% (Average: 7.2%)	6.3% to 11.0% (Average: 6.6%)
Increase in compensation levels	3.3% to 11.0% (Average: 4.8%)	3.7% to 6.5% (Average: 4.2%)

The actuarial calculations in respect of the UK plans assume a rate of increase of pensions in payment of 2.6 per cent per annum. This assumption is consistent with the expected rates of return and salary increase assumptions in the respective valuations. Appropriate assumptions were made for plans in other countries.
     Other post retirement benefits are provided to employees who meet the eligibility requirements, and their beneficiaries and dependants, through unfunded self insurance arrangements. The majority of these plans are for employees in the United States. The plans are non contributory, although some contain an element of cost sharing such as deductibles and co-insurance.
     The weighted average assumptions used in determining the costs and year end benefit obligation for the major post retirement benefit plans other than pension plans were as below:

	Cost	Year end benefit obligation

Discount rate	6.5% (2002: 6.5%)	6.1% (2002: 6.5%)

Healthcare cost trend rate	8.0% reducing to 5.0% by	11.2% reducing to 4.7% by
	2009 (2002: 8.5% reducing	2011 (2002: 8.0% reducing
	to 5.0% by 2009)	to 5.0% by 2009)

144	Rio Tinto 2003 Annual report and financial statements

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Components of net benefit expense
	Pension benefits		Other benefits

	2003	2002	2003	2002
	US$m	US$m	US$m	US$m

Defined benefit plans
Service cost	(123)	(97)	(9)	(7)
Interest cost on benefit obligation	(210)	(207)	(28)	(25)
Expected return on plan assets	252	258	–	–
Net amortisation and deferral:
– transitional obligation	10	10	–	–
– recognised (losses)/gains	(6)	10	5	8
– prior service cost recognised	(23)	(22)	1	1

Total net amortisation and deferral	(19)	(2)	6	9

Net periodic benefit cost	(100)	(48)	(31)	(23)
Curtailment (charge)/credit	–	(8)	3	(2)

Net benefit expense	(100)	(56)	(28)	(25)

The 2003 pension cost recognised for defined contribution plans, of US$9 million (2002: US$5 million), is included in the above.

FUNDED STATUS OF THE GROUP’S PRINCIPAL SCHEMES
	Pension benefits		Other benefits

	2003	2002	2003	2002
	US$m	US$m	US$m	US$m

Benefit obligation at end of year (see below)	(4,161)	(3,366)	(563)	(437)
Fair value of plan assets	3,835	3,166	–	–

Benefit obligations in excess of plan assets	(326)	(200)	(563)	(437)
Unrecognised prior service cost	144	159	(2)	(2)
Unrecognised net loss/(gain)	622	464	54	(40)
Unrecognised transitional asset	(11)	(29)	–	–
Company contributions in fourth quarter	29	7	5	–

Net amount recognised at end of year	458	401	(506)	(479)

Comprising:
– benefit prepayment	414	346	–	–
– benefit provision	(409)	(319)	(506)	(479)
– intangible asset	53	53	–	–

	58	80	(506)	(479)
– amount recognised through accumulated other comprehensive income	400	321	–	–

Net amount recognised in retained earnings	458	401	(506)	(479)

	2003	2002
	US$m	US$m

Change in additional minimum liability before tax
Accrued pension benefit expense	79	221
Increase in intangible asset	–	(21)

Other comprehensive income before tax	79	200

	Pension benefits		Other benefits

	2003	2002	2003	2002
	US$m	US$m	US$m	US$m

Change in benefit obligation
Benefit obligation at start of year	(3,366)	(2,803)	(437)	(362)
Service cost	(112)	(97)	(9)	(7)
Interest cost	(210)	(207)	(28)	(25)
Contributions by plan participants	(26)	(9)	–	–
Actuarial losses	(553)	(204)	(93)	(48)
Benefits paid	260	195	18	16
Benefits bought out	191	–	–	–
Plan amendments	(7)	(16)	5	(2)
Settlement, curtailment and other gain/(loss)	10	–	3	–
Currency and other adjustments	(348)	(225)	(22)	(9)

Benefit obligation at end of year	(4,161)	(3,366)	(563)	(437)

Rio Tinto 2003 Annual report and financial statements	145

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Supplementary information for United States investors continued

The benefit obligation shown above includes an allowance for future salary increases, where applicable; the accumulated benefit obligation does not include this allowance. The accumulated benefit obligations for pension plans at 30 September 2003 amounted to US$3,973 million. At 30 September 2002, the corresponding total of accumulated benefit obligations was US$3,025 million. For each plan, where the accumulated benefit obligation exceeds the fair value of the assets and this deficit is greater than the amount provided, an increase in the provision is charged to other comprehensive income. To the extent that the deficit relates to previous benefit improvements an intangible asset is created which reduces the charge to other comprehensive income.

FUNDED STATUS OF THE GROUP’S PRINCIPAL SCHEMES

	Pension benefits		Other benefits

	2003	2002	2003	2002
	US$m	US$m	US$m	US$m

Change in plan assets
Fair value of plan assets at start of year	3,166	3,188	–	–
Actual return/(loss) on plan assets	689	(150)	–	–
Contributions by plan participants	26	9	–	–
Contributions by employer	92	30	18	16
Benefits paid	(260)	(195)	(18)	(16)
Benefits bought out	(191)	–	–	–
Settlement, curtailment and other gain/(loss)	(19)	–	–	–
Currency and other adjustments	332	284	–	–

Fair value of plan assets at end of year	3,835	3,166	–	–

Sensitivity to change in healthcare trend
Changing the healthcare cost trend rates by 1% would result in the following effects:
	1% increase		1% decrease

	2003	2002	2003	2002
	US$m	US$m	US$m	US$m

(Increase)/decrease in service cost plus interest cost	(5)	(5)	4	4
(Increase)/decrease in benefit obligation at 30 September	(68)	(48)	60	40

Effect of Medicare Prescription Drug, Improvement and Modernisation Act of 2003
On 8 December 2003 the Medicare Prescription Drug, Improvement and Modernisation Act of 2003 was signed into law in the US. The Act introduces a prescription drug benefit (Medicare Part D) and a federal subsidy for sponsors of post retirement healthcare plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Specific guidance on the accounting impact of this Act is pending and therefore, in line with the provisions of FSP FAS 106-1 the figures disclosed in this note for post retirement healthcare do not reflect the effects of the Act on any of the US post retirement healthcare arrangements. When final guidance on accounting for the Act is issued, changes to the post retirement healthcare information disclosed in this note may be required.

146	Rio Tinto 2003 Annual report and financial statements

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ALTERNATIVE ORE RESERVE ESTIMATES FOR US REPORTING
As a consequence of the US Securities and Exchange Commission's (SEC) requirement to use historical price data rather than assumptions of future commodity prices, which are the basis of the JORC Code reported numbers on pages 17 to 21, the reserves at certain operations have been amended for SEC reporting purposes only. Material changes are shown below.
     The ore reserve figures in the following tables are as of 31 December 2003. Metric units are used throughout. The figures used to calculate Rio Tinto's share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

	Type of mine (a)
		Proved ore reserves at end 2003		Probable ore reserves at end 2003			SEC ore reserves 2003 compared with JORC 2003			Average mill recovery %	2003 Rio Tinto share

		Tonnage	Grade	Tonnage	Grade		Tonnage		Grade			SEC	JORC
											Interest	Recover-	Recover-
						SEC	JORC	SEC	JORC		%	able	able
						2003	2003	2003	2003			metal	metal

		millions		millions		millions	millions					millions	millions
COPPER		of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu			of tonnes	of tonnes
Bingham Canyon (US)
– open pit	O/P	22.8	0.62	422	0.57	445	557	0.57	0.51	89	100.0	2.253	2.542
– underground block cave	U/G					–	321	–	0.70	91	100.0	–	2.022
– underground skarn ores	U/G					–	13.5	–	1.89	93	100.0	–	0.236
Escondida (Chile)
– sulphide	O/P	636	1.45	700	1.04	1,337	1,482	1.24	1.21	86	30.0	4.214	4.615
– low grade float	O/P	103	0.63	227	0.63	330	565	0.63	0.60	81	30.0	0.501	0.827
– oxide	O/P	130	0.76	34.5	0.60	164	185	0.72	0.69	88	30.0	0.314	0.334
– mixed	O/P			31.0	1.36	31.0	50.0	1.36	1.04	39	30.0	0.049	0.061

Total of operations listed above												7.331	10.637

Total of all Rio Tinto copper
operations												20.209	23.514

		millions	grammes	millions	grammes	millions	millions	grammes	grammes			millions	millions
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of ounces	of ounces
Bingham Canyon (US)
– open pit	O/P	22.8	0.40	422	0.37	445	557	0.37	0.33	66	100.0	3.494	3.834
– underground block cave	U/G					–	321	–	0.27	68	100.0	–	1.856
– underground skarn ores	U/G					–	13.5	–	1.22	66	100.0	–	0.351
Greens Creek (US)	U/G			5.6	4.02	5.6	6.8	4.02	3.95	72	70.3	0.362	0.435
Morro do Ouro (Brazil)	O/P	327	0.42	61.7	0.38	389	361	0.42	0.42	81	51.0	2.153	1.999

Total of operations listed above												6.009	8.475

Total of all Rio Tinto gold
operations												31.192	33.658

		millions		millions		millions	millions					millions	millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb			of tonnes	of tonnes
Greens Creek (US)	U/G			5.6	4.11	5.6	6.8	4.11	4.02	76	70.3	0.123	0.146

Total of operations listed above												0.123	0.146

Total of all Rio Tinto lead
operations												0.533	0.556

		millions		millions		millions	millions					millions	millions
MOLYBDENUM		of tonnes	%Mo	of tonnes	%Mo	of tonnes	of tonnes	%Mo	%Mo			of tonnes	of tonnes
Bingham Canyon (US)
– open pit	O/P	22.8	0.038	422	0.042	445	557	0.041	0.037	55	100.0	0.102	0.114
– underground block cave	U/G					–	321	–	0.035	48	100.0	–	0.054

Total of operations listed above												0.102	0.168

Total of all Rio Tinto
molybdenum operations												0.102	0.168

		millions	grammes	millions	grammes	millions	millions	grammes	grammes			millions	millions
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne			of ounces	of ounces
Bingham Canyon (US)
– open pit	O/P	22.8	3.49	422	2.95	445	557	2.97	2.72	80	100.0	33.929	38.908
– underground block cave	U/G					–	321	–	2.69	71	100.0	–	19.682
– underground skarn ores	U/G					–	13.5	–	13.4	71	100.0	–	4.114
Greens Creek (US)	U/G			5.6	530	5.6	6.8	530	483	75	70.3	50.152	55.556

Total of operations listed above												84.081	118.260

Total of all Rio Tinto silver
operations												184.705	218.884

		millions		millions		millions	millions					millions	millions
ZINC		of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn			of tonnes	of tonnes
Greens Creek (US)	U/G			5.6	10.6	5.6	6.8	10.6	10.7	87	70.3	0.364	0.444

Total of operations listed above												0.364	0.444
Total of all Rio Tinto zinc
operations												1.230	1.310

(a)	Likely mining method: O/P = open pit; U/G = underground.

Rio Tinto 2003 Annual report and financial statements	147

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Financial summary 1993 – 2003

US$m	1993		1994		1995		1996		1997		1998		1999		2000		2001		2002		2003

Consolidated turnover	8,795		7,755		8,140		6,901		7,436		7,112		7,197		7,875		8,152		8,443		9,228

Share of equity accounted entities	1,079		961		1,194		1,808		1,998		2,109		2,113		2,097		2,286		2,385		2,527

Gross turnover	9,874		8,716		9,334		8,709		9,434		9,221		9,310		9,972		10,438		10,828		11,755

Adjusted PBIT (a)	1,472		1,819		2,484		1,887		2,256		2,191		2,329		2,912		3,102		2,696		2,266

Exceptional items (b)	(340)		25		(215)		–		–		(443)		–		–		(715)		(1,094)		126

Finance charges	(113)		(81)		(59)		(108)		(184)		(240)		(298)		(403)		(404)		(291)		(298)

Profit before tax	1,019		1,763		2,210		1,779		2,072		1,508		2,031		2,509		1,983		1,311		2,094

Adjusted profit before tax (a)	1,359		1,738		2,425		1,779		2,072		1,951		2,031		2,509		2,698		2,405		1,968

Tax (excl. exceptional items)	(487)		(496)		(818)		(566)		(668)		(664)		(548)		(819)		(850)		(750)		(567)

Tax – exceptional items (b)	229		29		60		–		–		40		–		–		132		42		–

Outside shareholders’ interests
including exceptional items (b)	(81)		(109)		(189)		(143)		(184)		(184)		(201)		(183)		(186)		48		(19)

Profit attributable to Rio Tinto	680		1,187		1,263		1,070		1,220		700		1,282		1,507		1,079		651		1,508

Adjusted earnings (a)	791		1,133		1,418		1,070		1,220		1,103		1,282		1,507		1,662		1,530		1,382

Earnings per share (d)	49.0	c	85.0	c	90.5	c	76.5	c	87.1	c	50.4	c	93.6	c	109.8	c	78.5	c	47.3	c	109.5	c

Adjusted earnings per share (a)	57.0	c	81.3	c	101.6	c	76.5	c	87.1	c	79.4	c	93.6	c	109.8	c	120.9	c	111.2	c	100.3	c

Dividends per share

Rio Tinto shareholders (US cents)	n/a		n/a		n/a		51.00	c	52.00	c	52.00	c	55.00	c	57.50	c	59.00	c	60.00	c	64.00	c

Rio Tinto plc (pence)	20.50	p	27.50	p	31.50	p	31.71	p	31.92	p	31.99	p	34.23	p	38.87	p	41.68	p	37.47	p	37.13	p

Rio Tinto Limited (Aus. cents) (d)	65.12	c	55.81	c	60.47	c	65.05	c	75.94	c	83.52	c	87.11	c	102.44	c	115.27	c	105.93	c	89.70	c

Net assets

Fixed assets (excl. investments)	7,223		8,551		8,560		9,682		9,334		9,589		9,861		13,242		12,589		13,255		16,450

Investments (l)	1,236		1,332		1,687		2,109		2,442		2,183		1,840		1,802		2,290		2,881		2,968

Other assets less liabilities	1,404		1,458		1,325		1,578		1,440		1,235		1,293		1,380		1,896		1,463		1,804

Provisions	(2,227)		(2,593)		(2,657)		(2,795)		(2,749)		(2,790)		(2,887)		(3,299)		(3,194)		(3,612)		(4,536)

Outside shareholders’ interests	(506)		(653)		(695)		(770)		(717)		(673)		(715)		(864)		(827)		(778)		(1,003)

Net debt	(1,339)		(1,349)		(1,483)		(2,546)		(2,839)		(3,258)		(2,429)		(5,050)		(5,711)		(5,747)		(5,646)

Rio Tinto shareholders’ funds	5,791		6,746		6,737		7,258		6,911		6,286		6,963		7,211		7,043		7,462		10,037

Capital expenditure (e)	(693)		(1,428)		(1,345)		(1,738)		(1,638)		(1,180)		(771)		(798)		(1,405)		(1,417)		(1,608)

Acquisitions	(1,431)		(228)		(532)		(119)		(112)		(492)		(326)		(3,332)		(958)		(106)		–

Disposals	1,951		628		432		107		393		3		47		141		299		233		405

Total cash flow from operations (f)	2,252		2,225		2,735		2,452		2,979		3,071		3,015		3,440		3,415		3,743		3,486

Cash flow before financing (g)	1,118		(23)		(170)		(784)		(335)		(37)		825		(2,291)		(590)		29		191

Ratios

Operating margin (h)	15%		21%		27%		22%		24%		24%		25%		29%		30%		25%		19%

Net debt to total capital (i)	18%		15%		17%		24%		27%		32%		24%		38%		42%		41%		34%

Adj. earnings: shareholders’ funds (j)	14%		18%		21%		15%		17%		17%		19%		21%		23%		21%		16%

Interest cover (k)	17		26		30		17		15		12		12		11		11		13		11

(a)	Adjusted earnings and Adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group. In this statement, Adjusted profit before interest and tax (‘Adjusted PBIT’) and Adjusted profit before tax exclude the pre-tax values of such exceptional items. Adjusted PBIT includes the Group’s share of joint ventures’ and associates’ operating profit, excluding exceptional items.
(b)	These lines contain the exceptional items referred to in (a) above and related taxation. In addition, outside interests for 2002 include a credit for US$173 million relating to exceptional items. For 1998, 2001 and 2002 exceptional items include exceptional asset write downs of US$403 million, US$583 million and US$763 million respectively, net of tax and outside shareholders’ interests. In addition, 2002 includes US$116 million for an exceptional environmental remediation charge. For 2003 exceptional items include profits on sale of operations of $126 million. For 1993 to 1995, the exceptional items comprise amounts that are required to be excluded from operating profit under FRS 3.
(c)	Changes in accounting policy: Reported figures for 1993 – 1998 have been restated following the change in accounting policy on implementation of FRS 12 in 1999. Shareholders’ funds for 2001 and prior years have been restated following the implementation of FRS 19 in 2002.
(d)	Earnings per share and Rio Tinto Limited dividends per share have been adjusted for the years 1993 – 1995 in respect of the 7.5 per cent bonus issue on 15 January 1996 which applied to Rio Tinto Limited shares.
(e)	Capital expenditure comprises purchases of property, plant and equipment plus direct funding provided to joint ventures and associates for Rio Tinto’s share of their capital expenditure, less disposals of property, plant and equipment. The figures include 100 per cent of subsidiaries’ capital expenditure, but exclude that of joint ventures and associates except where directly funded by Rio Tinto.
(f)	Total cash flow from operations comprises ‘Cash flow from operating activities’ together with ‘Dividends from joint ventures and associates’.
(g)	Cash flow before financing represents the net cash flow before management of liquid resources and financing.
(h)	Operating margin is the percentage of Adjusted PBIT to Gross turnover.
(i)	Total capital comprises year end shareholders’ funds plus net debt and outside shareholders’ interests.
(j)	This represents Adjusted earnings expressed as a percentage of the mean of opening and closing shareholders’ funds.
(k)	Interest cover represents the number of times by which subsidiary interest (excluding the amortisation of discount but including capitalised interest) is covered by Group operating profit (excluding exceptional items) less amortisation of discount plus dividends from joint ventures and associates.
(l)	Treasury bonds acquired in 2002 as security for the deferred consideration payable in respect of the North Jacobs Ranch acquisition have been excluded from net debt and included in investments (2003: $228 million; 2002: US$304 million).

148	Rio Tinto 2003 Annual report and financial statements

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Rio Tinto share ownership As at 6 February 2004

RIO TINTO PLC		Number of shares	Percentage of issued share capital

1	BNY (Nominees) Limited	83,265,180	7.80
2	Chase Nominees Limited	54,818,722	5.13
3	HSBC Global Custody Nominee (UK) Limited
	<357206>	26,506,301	2.48
4	P rudential Client HSBC GIS Nominee (UK)
	Limited <PAC>	21,817,047	2.04
5	Nortrust Nominees Limited <SLEND>	29,563,363	1.92
6	The Bank of New York (Nominees) Limited	20,001,650	1.87
7	State Street Nominees Limited <OM01>	19,257,002	1.80
8	Chase Nominees Limited <LEND>	17,990,974	1.68
9	BNY (OCS) Nominees Limited	15,096,818	1.41
10	Chase Nominees Limited <BGILIFEL>	13,839,987	1.29
11	Nortust Nominees Limited	13,226,673	1.23
12	BBHISL Nominees Limited <122562>	13,000,365	1.21
13	Vidacos Nominees Limited <FGN>	11,901,126	1.11
14	Mellon Nominees (UK) Limited <BSDTABN>	11,373,938	1.06
15	Nutraco Nominees Limited	11,004,862	1.03
16	Chase Nominees Limited <USRESLD>	10,972,066	1.02
17	Stanlife Nominees Limited <STNLIFLD>	10,728,652	1.00
18	Mellon Nominees (UK) Limited <BSDTUSD>	10,587,803	0.99
19	Chase Nominees Limited <LENDNON>	10,101,328	0.94
20	HSBC Global Custody Nominee (UK) Limited
	<899877>	9,953,391	0.93

		415,007,248	38.89

RIO TINTO LIMITED		Number of shares	Percentage of issued share capital

1	Tinto Holdings Australia Pty Limited	187,439,520	37.56
2	JP Morgan Nominees Australia Limited	57,318,055	11.49
3	Westpac Custodian Nominees Limited	46,285,925	9.27
4	National Nominees Limited	43,912,622	8.80
5	Citicorp Nominees Pty Limited	10,521,110	2.11
6	Anz Nominees Limited	8,865,088	1.78
7	HSBC Custody Nominees (Australia) Limited	7,137,052	1.43
8	Queensland Investment Corporation	6,620,543	1.33
9	AMP Life Limited	5,416,783	1.09
10	Cogent Nominees Pty Limited	4,347,544	0.87
11	RBC Global Services Australia Nominees Pty Limited	4,069,687	0.82
12	RBC Global Services Australia	2,710,975	0.54
13	Citicorp Nominees Pty Limited	2,626,730	0.53
14	NRMA Nominees Pty Limited	2,263,174	0.45
15	Westpac Financial Services Limited	1,976,866	0.40
16	Citicorp Nominees Pty Limited
	<CFS WSLE GEARED SHR FND A/C>	1,626,538	0.33
17	Citicorp Nominees Pty Limited
	CFT IMPUTATION FUND A/C>	1,512,729	0.30
18	Government Superannuation Office
	(A/C State Super Fund)	1,498,492	0.30
19	Cogent Nominees Pty Limited	1,468,371	0.29
20	Citicorp Nominees Pty Limited	1,460,818	0.29

		399,078,622	79.96

Analysis of ordinary shareholders As at 6 February 2004

			Rio Tinto plc				Rio Tinto Limited

	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	44,038	65.82	19,269,104	1.81	49,677	75.71	19,912,429	3.99
1,001 to 5,000 shares	18,982	28.37	38,653,410	3.62	13,844	21.10	27,256,302	5.46
5,001 to 10,000 shares	1,689	2.52	11,663,939	1.09	1,275	1.94	8,866,405	1.78
10,001 to 25,000 shares	861	1.29	13,496,406	1.26	543	0.83	8,008,168	1.60
25,001 to 125,000 shares	708	1.06	40,445,924	3.79	178	0.27	8,967,650	1.80
125,001 to 250,000 shares	213	0.32	38,435,214	3.60	37	0.06	6,559,141	1.31
250,001 to 1,250,000 shares	274	0.41	149,640,877	14.02	37	0.06	19,469,996	3.90
1,250,001 to 2,500,000	74	0.11	130,178,420	12.20	7	0.01	11,806,988	2.37
2,500,001 and over	67	0.10	542,315,803	50.81	13	0.02	387,273,633	77.60
ADRs			83,265,180	7.80			939,100	0.19

	66,906	100	1,067,364,277	100	65,611	100	499,059,812	100

Number of holdings less than marketable parcel of A$500					1,642

Rio Tinto 2003 Annual report and financial statements	149

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Definitions

NON MINING DEFINITIONS

Throughout this document, the collective expressions Rio Tinto, Rio Tinto Group and Group are used for convenience only. Depending on the context in which they are used, they mean Rio Tinto plc and/or Rio Tinto Limited and/or one or more of the individual companies in which Rio Tinto plc and/or Rio Tinto Limited directly or indirectly own investments, all of which are separate and distinct legal entities.

Unless the context indicates otherwise, the following terms have the meanings shown below:

ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).

Australian dollars	Australian currency. Abbreviates to A$.

Australian GAAP	Generally accepted accounting principles in Australia.

Billion	One thousand million.

Canadian dollars	Canadian currency. Abbreviates to C$.

Company/Companies	Means, as the context so requires, Rio Tinto plc and/or Rio Tinto Limited.

DLC merger	Refers to the dual listed companies merger (1995).

LIBOR	London InterBank Offered Rate.

LME	London Metal Exchange.

New Zealand dollars	New Zealand currency. Abbreviates to NZ$

Pounds sterling	UK currency. Abbreviates to £, pence or p.

Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.

Rand	South African currency. Abbreviates to R.

Rio Tinto Limited	Refers to Rio Tinto Limited, and, where the context permits, its subsidiaries and associated companies.

Rio Tinto Limited ADS	An American Depositary Share representing the right to receive four Rio Tinto Limited shares.

Rio Tinto Limited group	Rio Tinto Limited and its subsidiaries and associated companies.

Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.

Rio Tinto Limited Shareholder Voting Agreement	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Limited, RTL Shareholder SVC Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the RioTinto plc Special Voting Share at meetings of shareholders of Rio Tinto plc.

Rio Tinto Limited/RTL Special Voting Share	The Special Voting Share in Rio Tinto Limited.

Rio Tinto plc	Rio Tinto plc and its subsidiaries and associated companies.

Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.

Rio Tinto plc group	Rio Tinto plc and its subsidiaries and associated companies.

Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.

Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.

Rio Tinto Shareholder Voting Agreement	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Australian Holdings Limited, RTP Shareholder SVC Pty Limited, Rio Tinto Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto Limited shares held by the Rio Tinto plc group and the Rio Tinto Limited Special Voting Share at meetings of Rio Tinto Limited shareholders.

Rio Tinto plc shares	Rio Tinto plc ordinary shares.

150	Rio Tinto 2003 Annual report and financial statements

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Rio Tinto plc/ RTP Special Voting	The Special Voting Share of 10p in Rio Tinto plc.

Share/shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.

Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.

UK GAAP	Generally accepted accounting principles in the UK.

US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents to USc.

US GAAP	Generally accepted accounting principles in the United States.

MINING AND TECHNICAL DEFINITIONS

Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.

Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabs called anodes for subsequent refining to produce refined cathode copper.

Bauxite	Mainly hydrated aluminium oxides (AL2O3.2H2O). Principal ore of alumina, the raw material from which aluminium is made.

Beneficiated bauxite	Bauxite ore that has been treated to remove waste material to improve its physical or chemical characteristics.

Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.

Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered through draw points below.

Borates	A generic term for mineral compounds which contain boron and oxygen.

Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electrowinning.

Classification	Separating crushed and ground ore into portions of different size particles.

Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.

Doré	A precious metal alloy which is produced by smelting. Doré is an intermediate product which is subsequently refined to produce pure gold and silver.

DWT	Dead weight tons is the combined weight in long tons (2,240 pounds weight) of cargo, fuel and fresh water that a ship can carry.

Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.

FOB	Free on board.

Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grams per tonne or ounces per ton.

Head grade	The average grade of ore delivered to the mill.

Ilmenite	Mineral composed of iron, titanium and oxygen.

Metallurgical coal	Also referred to as coking coal. By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process.

Rio Tinto 2003 Annual report and financial statements	151

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Definitions continued

Mineral resource		Material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction.

Ore		A rock from which a metal(s) or mineral(s) can be economically extracted.

Ore milled		The quantity of ore processed.

Ore hoisted		The quantity of ore which is removed from an underground mine for processing.

Ore reserve		That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Pressure oxidation		A method of treating sulphide ores. In the case of refractory gold ores, the object is to oxidise the sulphides to sulphates and hence liberate the gold for subsequent cyanide leaching. The technique involves reaction of the ore with sulphuric acid under pressure in the presence of oxygen gas.

Probable ore reserves		Reserves for which quantity and grade and/or quality are computed from information similar to that used for proved reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proved reserves, is high enough to assume continuity between points of observation.

Proved ore reserves		Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Rock mined		The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.

Rutile		A mineral composed of titanium and oxygen (TiO2).

Steam coal		Also referred to as steaming coal, thermal coal or energy coal. It is used as a fuel source in electrical power generation, cement manufacture and various industrial applications.

Stripping ratio		The tonnes of waste material which must be removed to allow the mining of one tonne of ore.

Solvent extraction and electrowinning (SX-EW)		Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electrowinning) to recover cathode copper.

Tailing		The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.

Titanium dioxide feedstock		A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.

Zircon		Zirconium mineral (ZrSiO4).

Notes	•	Ore reserve estimates in this document have been adjusted for mining losses and dilution during extraction.

	•	Metal grades have not been adjusted for mill recoveries, but mill recoveries are presented in the table of reserves and are taken into consideration in the calculation of Rio Tinto’s share of recoverable metal.

	•	Unless stated to the contrary, reserves of industrial minerals and coal are stated in terms of recoverable quantities of saleable material, after processing or beneficiation losses.

	•	Reserve and resource terminology used in this document complies in general with the requirements of the Australian Stock Exchange and the London Stock Exchange.

152	Rio Tinto 2003 Annual report and financial statements

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Conversion of weights	1 troy ounce = 31.1 grams
and measures	1 kilogram = 32.15 troy ounces
1 kilogram = 2.2046 pounds
1 metric tonne = 1,000 kilograms
1 metric tonne = 2,204.6 pounds
1 metric tonne = 1.1023 short tons
1 short ton = 2,000 pounds
1 long ton = 2,240 pounds
1 gram per metric tonne = 0.02917 troy ounces per short ton
1 gram per metric tonne = 0.03215 troy ounces per metric tonne
1 kilometre = 0.6214 miles

Exchange rates
The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling					Australian dollars
Year ended 31 December*	Period	Average	High	Low	Year ended 31 December*	Period	Average	High	Low
	end	rate				end	rate

2004 (through 6 February)	1.84	1.82	1.85	1.78	2004 (through 6 February)	0.769	0.769	0.780	0.751
2003	1.78	1.63	1.79	1.55	2003	0.749	0.648	0.752	0.562
2002	1.61	1.50	1.61	1.41	2002	0.563	0.544	0.575	0.506
2001	1.45	1.44	1.50	1.37	2001	0.512	0.517	0.571	0.483
2000	1.49	1.52	1.65	1.40	2000	0.556	0.579	0.672	0.511
1999	1.62	1.62	1.67	1.55	1999	0.656	0.645	0.668	0.610
1998	1.66	1.66	1.72	1.61	1998	0.612	0.629	0.687	0.555
1997	1.64	1.64	1.70	1.58	1997	0.652	0.744	0.798	0.649

Note
* The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s consolidated financial statements as of such date.
No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

Rio Tinto 2003 Annual report and financial statements	153

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Financial calendar

2 February 2004	Announcement of results for 2003

10 March 2004	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2003 final dividend

12 March 2004	Record date for 2003 final dividend for Rio Tinto plc shares and ADRs

16 March 2004	Record date for 2003 final dividend for Rio Tinto Limited shares and ADRs

16 March 2004	Plan notice date for election under the dividend reinvestment plan for the 2003 final dividend

6 April 2004	Payment date for 2003 final dividend

7 April 2004	Payment date for 2003 final dividend for holders of ADRs

7 April 2004	Annual general meeting Rio Tinto plc

22 April 2004	Annual general meeting Rio Tinto Limited

29 July 2004	Announcement of half year results for 2004

11 August 2004	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2004 interim dividend

13 August 2004	Record date for 2004 interim dividend for Rio Tinto plc shares and ADRs

17 August 2004	Record date for 2004 interim dividend for Rio Tinto Limited shares and ADRs

19 August 2004	Plan notice date for election under the dividend reinvestment plan for the 2004 interim dividend

10 September 2004	Payment date for 2004 interim dividend

13 September 2004	Payment date for 2004 interim dividend for holders of ADRs

February 2005	Announcement of results for 2004

Publications

The following publications may be obtained from Rio Tinto:
2003 Annual report and financial statements
2003 Annual review
2003 Social and environment review highlights
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

The 2003 Databook and the 2003 Social and environment review are available on the Rio Tinto website.

Copies of the 2003 annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited
Rio Tinto Zimbabwe Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or Computershare.

154	Rio Tinto 2003 Annual report and financial statements

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Useful addresses

Shareholders	Low cost share dealing service &
Please contact the respective registrar if you	Individual Savings Account (ISA)
have any queries about your shareholding.	(for Rio Tinto plc shareholders only)

Rio Tinto plc	Stocktrade
Computershare Investor Services PLC	P O Box 1076
P O Box 82	10 George Street
The Pavilions	Edinburgh EH2 2PZ
Bridgwater Road
Bristol BS99 7NH	Low cost share dealing service
Telephone: +44 (0) 131 240 0101
Telephone: +44 (0) 870 702 0000	UK residents only: 0845 840 1532
Facsimile: +44 (0) 870 703 6119	Website: www.stocktrade.co.uk
UK residents only,
Freephone: 0800 435021	Individual Savings Account (ISA)
Website: www.computershare.com	Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk
Rio Tinto Limited
Computershare Investor Services Pty. Limited	Registered offices
GPO Box 2975	Rio Tinto plc
Melbourne	6 St James’s Square
Victoria 3000	London SW1Y 4LD
Registered in England
Until 19 March 2004	No. 719885
Telephone: +61 (0) 3 9615 5970
Facsimile: +61 (0) 3 9611 5710	Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
After 19 March 2004	Website: www.riotinto.com
Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500	Rio Tinto Limited
Level 33
The toll free number for Australian residents	55 Collins Street
remains the same,	Melbourne, Victoria 3000
Toll free 1 800 813 292	ACN: 004 458 404
Website: www.computershare.com
Telephone: +61 (0) 3 9283 3333
Holders of American Depositary	Facsimile: +61 (0) 3 9283 3707
Receipts (ADRs)	Website: www.riotinto.com
Please contact the ADR administrator if you
have any queries about your ADRs

ADR administrator
The Bank of New York
Depositary Receipts Division
620 Avenue of the Americas
6th Floor
New York, NY 10011

Telephone: +1 888 269 2377
Website: www.bankofny.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY 10119

Telephone: +1 212 994 9044
Website: www.mackinson.cowell.com

Rio Tinto 2003 Annual report and financial statements	155

Cover photography by Tony Waller.
Designed by Tor Pettersen & Partners.
Printed in England by St Ives Westerham Press to ISO 14001 environmental standards.
The paper is manufactured to ISO 14001 environmental standards using fibres from sustainable sources and pulps which are totally chlorine free.
Printed in Australia by PMP Print.
© Rio Tinto plc and Rio Tinto Limited.